UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Av. Presidente Riesco 5711, Piso 20

Las Condes,

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Santiago, April 1, 2009

Mr. Guillermo Larraín Ríos

Superintendence of Securities and Insurance

Present

Dear Sirs:

By means of this letter and in accordance with that established by General Character Norm No. 30 of this Superintendence, attached hereto are three copies of the Annual Report of Lan Airlines, S.A. signed by the Company’s directors.

Sincerely,

     /s/ Alejandro de la Fuente Goic

Alejandro de la Fuente Goic

Chief Financial Officer

LAN AIRLINES S.A.

cc:	Santiago Stock Exchange, Stock Exchange Chile Electronic Stock Exchange, Stock Exchange Valparaíso Stock Exchange, Stock Exchange Risk Classification Commission

Identificación de la sociedad
Company Information

LAN AIRLINES S.A.
Rut 89.862.200-2

Oficinas Principales / Corporate Headquarters
Avenida Presidente Riesco 5711 Piso 20
Las Condes, Santiago, Chile
Tel:  (56) (2) 565 2525
Fax:  (56) (2) 565 8764

Base Mantenimiento / Maintenance Base
Aeropuerto Arturo Merino Benitez
Santiago, Chile
Tel:  (56) (2) 677 4500
Fax:  (56) (2) 677 4505

Codigo De Bolsa / Trading Symbol
LAN – Bolsa de Comercio de Santiago / Santiago Stock Exchange
LFL – Bolsa de Valores de Nueva York / New York Stock Exchange

Antecedentes Financieros / Financial Information
Investor Relations
LAN Airlines S.A.
Avenida Presidente Riesco 5711 Piso 20
Las Condes, Santiago, Chile
Tel:  (56) (2) 565 8785
Email:  Investor.Relations@lan.com

Consultas De Accionistas / Investor Assistance
Depósito Central de Valores
Huérfanos 770, Piso 22
Santiago, Chile
Email:  atencionaccionistas@dcv.cl
Tel:  (56) (2) 393 9003
Fax:  (56) (2) 393 9315

Banco Depositario / Depositary Bank
The Bank of New York Mellon
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA  15252-8516
Tel:  (Toll free)              1-888-269-2377
Tel:  (International)      201-680-6825 (Non-U.S. Residents)
Email:  shrrelations@bnymellon.com

Banco Custodio / Custodian Bank
Banco Santander
Jefe Departamento de Custodia
Tel:  (56) (2) 320 3320
Fax:  (56) (2) 320 3560

Auditores Independientes / Independent Auditors
PricewaterhouseCoopers
Avenida Andrés Bello 2711, Piso 5
Santiago, Chile
Tel:  (56) (2) 940 0000

Sitio En Internet / Website
Información completa sobre LAN Airlines:  www.lan.com
For information about LAN Airlines log on to www.lan.com

DESTACADOS HIGHLIGHTS	04

CARTA DEL PRESIDENTE DEL DIRECTORIO LETTER FROM THE CHAIRMAN OF THE BOARD	06

CARTA DEL VICEPRESIDENTE EJECUTIVO LETTER FROM THE CEO	12

GOBIERNO CORPORATIVO CORPORATE GOVERNANCE	20

HISTORIA DE LA SOCIEDAD HISTORY OF THE COMPANY	26

NEGOCIO DE PASAJEROS PASSENGER BUSINESS	32

NEGOCIO PASAJEROS INTERNACIONAL INTERNATIONAL PASSENGER BUSINESS	35

NEGOCIO DOMESTICO CHILE CHILEAN DOMESTIC BUSINESS	44

LAN PERÚ	47

LAN ECUADOR	56

LAN ARGENTINA	60

NEGOCIO DE CARGA CARGO BUSINESS	67

FLOTA, OPERACIONES Y MANTENIMIENTO FLEET, OPERATIONS AND MAINTENANCE	73

RESULTADOS FINANCIEROS FINANCIAL RESULTS	84

PERSONAS HUMAN RESOURCES	90

PROGRAMA DE RESPONSABILIDAD SOCIAL LAN LAN´S SOCIAL RESPONSIBILITY PROGRAM	95

ESTADOS FINANCIEROS CONSOLIDADOS CONSOLIDATED FINANCIAL STATEMENTS	108

DECLARACIÓN JURADA STATEMENT OF RESPONSIBILITY	120

GLOSARIO GLOSSARY OF TERMS	122

CONTENIDO CD
CD CONTENTS

Información Financiera / Financial Information
- Estados Financieros Consolidados / Consolidated Financial Statements
- Estados Financieros Individuales
- Información de Filiales y Coligadas / Subsidiary Information

Gobierno Corporativo / Corporate Governance

Información Adicional / Additional Information
- Política Financiera / Financial Policy
- Proveedores, Seguros y Otros / Suppliers, Insurance and Others
- Factores de Riesgo / Risk Factors
- Información de Dividendos / Dividend Information
- Hechos Esenciales / Relevant Events
- Transacciones de Acciones por Personas Relacionadas / Related Party Transactions

Nota: El CD adjunto es parte integral de esta Memoria Anual. Copias con la memoria completamente impresa están disponibles bajo solicitud.

Note: The accompanying CD forms an integral part of this Annual Report. Copies with full print annual report version are available upon request.

LAN (o “la Compañía”) hace referencia a la entidad consolidada que incluye aerolíneas de pasajeros/ carga en Chile, Perú, Ecuador y Argentina, y líneas aéreas de carga en Chile, Brasil y México.

LAN (or “the Company”) makes reference to the consolidated entity which includes passenger/cargo airlines in Chile, Peru, Ecuador and Argentina and cargo airlines in Chile, Brazil and Mexico.

Destacados
Financial Highlights

Ingresos Totales
Total Revenues
US$ Millones / Millions

1.638,8
2.092,9
2.506,4
3.034,0
3.524,9
4.534,3
2003 2004 2005 2006 2007 2008

Resultado Operacional
Operating Income
US$ Millones / Millions

111,7
172,1
141,6
302,6
413,4
536,2
2003 2004 2005 2006 2007 2008

Utilidad neta
Net Income
US$ Millones / Millions

83,6
163,6
146,6
241,3
308,3
335,7
2003 2004 2005 2006 2007 2008

Precio Acción y ADR
Share and ADR Price
2008

US$
Ch $
16 15 14 13 12 11 10 9 8 7 6
8000 7500 7000 6500 6000 5500 5000 4500 4000 3500 3000
Ene / Jan
Dic / Dec
LAN ADR
LAN Acción / Share

Distribución de Ingresos
Revenue Breakdown
%

63,0%
33,7%
3,3%
Carga / Cargo
Pasajeros / Passengers
Otros / Others

Resumen Financiero / Financial Summary

US$ Millones / US$ Millions
Al 31 de diciembre / As of December 31	2004	2005	2006	2007	2008

Ingresos pasajeros / Passenger revenues	1.169,0	1.460,6	1.813,4	2.197,2	2.858,9
Ingresos carga / Cargo revenues	799,7	910,5	1.072,7	1.154,3	1.527,1
Otros ingresos / Other revenues	124,2	135,3	147,9	173,4	148,2
Ingresos total / Total revenues	2.092,9	2.506,4	3.034,0	3.524,9	4.534,3

EBITDAR / EBITDAR 1	382,0	370,3	583,1	726,1	870,3
EBITDA / EBITDA 2	249,5	222,1	425,4	567,2	719,4
Resultado operacional / Operating income	172,1	141,6	302,6	413,4	536,2
Utilidad neta del ejercicio / Net income	163,6	146,6	241,3	308,3	335,7
Utilidad neta por acción / Net income per common share (US¢)	0,51	0,46	0,76	0,91	0,99

Total activos circulantes / Total current assets	652,4	579,2	706,3	1.089,8	1.351,0
Total activos fijos / Total fixed assets	979,0	1.252,3	1.855,9	2.351,6	3.093,4
Total otros activos / Total other assets	197,9	314,3	366,6	460,3	460,5
Total activos / Total assets	1.829,3	2.145,8	2.928,8	3.901,7	4.904,9

Total pasivos circulantes / Total current liabilities	582,0	684,4	876,3	1.122,6	1.379,0
Total pasivos a largo plazo / Total long-term liabilities	809,0	955,3	1.421,9	1.785,9	2.402,1
Interés minoritario / Minority interest	3,7	3,4	4,3	5,2	5,7
Total patrimonio / Total shareholder’s equity	434,6	502,7	626,3	988,1	1.118,0
Total pasivos y patrimonio / Total liabilities and shareholder´s equity	1.829,3	2.145,8	2.928,8	3.901,7	4.904,9

Estadisticas Operacionales / Operating Statistics

Al 31 de diciembre / As of December 31	2004	2005	2006	2007	2008

Sistema / System

ATKs (millones / million)	5.256,2	5.810,8	6.349,8	7.023,1	7.652,2
RTKs (millones / million)	3.620,7	3.967,9	4.333,8	4.862,4	5.332,3
Factor de ocupación sistema / System load factor	68,9%	68,3%	68,3%	69,2%	69,7%
Factor de ocupación de equilibrio / Break-even load factor	63,8%	65,0%	62,3%	61,9%	62,2%
Yield (basado en RTKs -US¢ ) / Yield (based on RTKs -US¢)	54,37	59,76	66,59	68,93	82,25
Ingresos operacionales / ATK (US¢) / Operating revenue per ATK (US¢) 3	37,45	40,80	45,45	47,72	57,32
Costos operacionales / ATK (US¢) / Operating cost per ATK (US¢) 4	34,67	38,83	41,52	42,66	51,18

Precio promedio combustible (US¢/galón) / Average fuel price (US¢/gallon)	1,35	1,90	2,09	2,29	3,20
Número de aviones / Number of aircraft	63	72	80	83	90

Pasajeros / Passenger

Pasajeros transportados (miles) / Passengers boarded (thousands)	6.578.9	7.966,9	8.881,3	11.091,3	13.239,9
ASKs (millones / million)	21.147,4	23.687,3	26.400,0	31.556,1	35.176,2
RPKs (millones / million)	15.125,3	17.490,8	19.495,5	24.001,2	26.951,6
Factor de ocupación (basado en ASKs) / Passenger load factor (based on ASKs)	71,5%	73,8%	73,8%	76,1%	76,6%
Yield (basado en RPKs -US¢) / Yield (based on RPKs -US¢)	7,73	8,35	9,30	9,15	10,61
Ingreso por ASK (US¢) - Revenue per ASK (US¢)	5,53	6,17	6,87	6,96	8,13

Carga / Cargo

Toneladas transportadas (miles) / Tons carried (thousands)	506,3	529,0	564,1	604,3	661,4
ATKs (millones / million)	3.039,8	3.213,8	3.399,1	3.632,8	4.080,3
RTKs (millones / million)	2.259,4	2.392,3	2.579,2	2.702,3	2.906,7
Factor de ocupación (basado en ATKs) / Cargo load factor (based on ATKs)	74,3%	74,4%	75,9%	74,4%	71,2%
Yield (basado en RTKs -US¢) / Yield (based on RTKs -US¢)	35,39	38,06	41,59	42,72	52,54
Ingreso por ATK (US¢) - Revenue per ATK (US¢)	26,31	28,33	31,56	31,77	37,43

1	Utilidad antes de intereses, impuestos, depreciación, amortizacion y arriendo de aviones / Earnings before interest, taxes, depreciation, amortization and aircraft rentals
2	Utilidad antes de intereses, impuestos, depreciación y amortizacion / Earnings before interest, taxes, depreciation,and amortization
3	(Ingresos de Pasajeros y Carga)/ATK - (Passenger and Cargo Revenues)/ATK
4	(Costos Operacionales + Costos Financieros Netos - Otros Ingresos)/ATK - (Operating Expenses + Net Interest Expenses - Other Revenues/ATK
Nota: Ver Glosario para definiciones - See Glossary for definitions

Estimados Accionistas,

El 2008 fue un año complejo para la industria aeronáutica, marcado por alzas sin precedentes en el precio del combustible, su principal insumo. Adicionalmente, hacia fines del año la industria se vio afectada por la compleja situación económica mundial, caracterizada por altos niveles de volatilidad en los mercados financieros y la incertidumbre generada por una recesión en las principales economías mundiales. A pesar de ese entorno, LAN sorteó exitosamente los desafíos que se presentaron durante el año, culminando el ejercicio nuevamente con resultados históricos y manteniendo su posición como una de la aerolíneas más rentables a nivel mundial.

Es así como, a pesar del alza en los precios del combustible, LAN reportó una utilidad neta de US$336 millones, un 9% mayor en comparación con el ejercicio anterior, pese a enfrentar un alza de 40% en el precio del petróleo, insumo que representó 36% de los costos operacionales de la Compañía en este período. Los ingresos totalizaron US$ 4.534 millones, un 29% más que en 2007, debido principalmente a los incrementos superiores al 30% tanto en los ingresos de pasajeros como en los de carga.

Los resultados alcanzados en 2008 nos llenan de orgullo, porque en un entorno complejo no sólo logramos consolidarnos como una de las aerolíneas líderes y más exitosas de Latinoamérica sino que también fuimos capaces de crecer y seguir agregando valor a la Compañía. Más aún, validan la estrategia de desarrollo que hemos diseñado y nos permiten seguir avanzando con optimismo de cara al futuro, lo cual se ve reforzado, además, por nuestra sólida posición financiera. LAN es una de las pocas aerolíneas del mundo clasificadas como Grado de Inversión (BBB), estatus que esperamos mantener con adecuados índices de endeudamiento y liquidez, de forma de posicionarnos de la mejor manera para aprovechar oportunidades y enfrentar nuevos desafíos.

Dear Shareholders,

The year 2008 was a complex one for the airline business. Unprecedented increases in the cost of fuel, the industry’s main input, were compounded late in the year by the difficult international economic situation, with highly volatile financial markets and uncertainty generated by the recession in the world’s principal economies. In spite of this scenario, LAN dealt successfully with the challenges it faced and ended the year with record results, maintaining its position as one of the most profitable airlines in the world.

Thus, despite the 40% jump in the price of fuel, which accounted for 36% of the airline’s operating costs in 2008, net profits for the year were US$336 million, 9% above the previous year’s figure. Revenues totaled US$ 4,534 million, 29% higher than in 2007 due mainly to revenue increases of more than 30% in both the passenger and cargo segments.

We are particularly proud of these results, for in a very difficult environment we were not only able to consolidate ourselves as one of the leading and most successful airlines in Latin America, but also managed to grow and continue adding value to the Company. This performance validates the development strategy we have designed and allows us to face the future with a justifiable optimism, all of which is underlined by the firm’s solid financial position. Indeed, LAN is one of the few airlines in the world with an investment grade credit rating (BBB) and we expect to maintain this status thanks to our satisfactory debt and liquidity indexes, which strongly position us to take advantage of new opportunities and meet the coming challenges.

It should also be noted that LAN’s results for 2008 were impacted by a provision of US$109 million in relation to the plea agreement signed with the Department of Justice of the United States (“DOJ”) regarding the investigation in the cargo business. On January 2009 LAN Cargo

Es importante mencionar que los resultados del 2008 se vieron impactados por una provisión de US$109 millones realizada durante el ejercicio, en relación con el acuerdo con el Departamento de Justicia de Estados Unidos por la investigación en el negocio de carga. En enero de 2009, LAN Cargo informó que llegó a un acuerdo con el Departamento de Justicia de ese país, denominado Plea Agreement, en relación con la investigación llevada a cabo en Estados Unidos con respecto a la fijación del precio del cargo por combustible y otros cobros, que involucra a más de 30 aerolíneas internacionales que operan en el transporte de carga aérea. Tal como se informó, el acuerdo estableció que LAN Cargo aceptó pagar una multa de US$88 millones. Adicionalmente, la compañía carguera Aerolinhas Brasileiras S.A. (ABSA) -en la que LAN Cargo tiene participación accionaria- llegó también a un acuerdo por la cantidad de US$21 millones. En el acuerdo se estipuló que el pago será efectuado en un periodo de 5 años y, por lo tanto, no afectará de manera significativa el flujo de caja de la empresa.

El éxito de LAN se sustenta en un modelo de negocios diversificado, basado en una combinación del transporte de pasajeros y de carga y en una creciente internacionalización de nuestras operaciones. Esto nos permite maximizar la utilización de nuestra flota y adecuar itinerarios en función de la demanda. En suma, nos otorga flexibilidad para enfrentar los cambios en las tendencias de mercado, permitiéndonos disminuir la exposición a los efectos estacionales de la industria, potenciando al mismo tiempo el uso de nuestros activos.

announced that it reached a plea agreement with the DOJ in relation to the DOJ’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments. This investigation reportedly involves more than 30 airlines operating in the air freight business. Under the plea agreement, LAN Cargo agreed to pay a fine of US$88 million. In addition, the air freight company Aerolinhas Brasileiras S.A. (ABSA), in which LAN Cargo has an ownership stake, also reached a plea agreement with the DOJ for a fine of US$ 21 million. The payment of these amounts will be made over a five year period, and should therefore not significantly affect the Company’s cash position.

LAN’s success is founded on a diversified business model built around a combination of passenger and cargo transport and the increasing internationalization of its operations. This approach enables us to optimize the utilization of our fleet and adapt our itineraries to meet demand. The model thus affords us the flexibility to handle changes in market tendencies, reducing our exposure to the industry’s seasonal effects and enhancing the use of our assets.

Our maxim at LAN has always been to work with a vision of the long term, and this has been the main source of strength in our development. With this in mind the Company

El éxito de LAN se sustenta en un modelo de negocios diversificado, basado en una combinación del transporte de pasajeros y de carga y en una creciente internacionalización de nuestras operaciones.

LAN’S SUCCESS IS FOUNDED ON A DIVERSIFIED BUSINESS MODEL BUILT AROUND A COMBINATION OF PASSENGER AND CARGO TRANSPORT AND THE INCREASING INTERNATIONALIZATION OF ITS OPERATIONS.

Nuestra máxima ha sido siempre trabajar con una visión de largo plazo, lo que se ha constituido en la viga maestra de nuestro desarrollo. Es por ello que el año 2000, emprendimos un ambicioso programa de renovación y crecimiento de flota, con el objetivo de operar los aviones más modernos y seguros del mundo, conjuntamente con reportarnos importantes ahorros en el consumo de combustible y mantenimiento. Gracias a este plan, hemos renovado completamente nuestra flota de corto alcance, lo que hoy nos permite ofrecer el mejor producto del mercado en los vuelos domésticos de Chile, Perú y Argentina, así como en las operaciones regionales.

En ese contexto, durante el año 2008 realizamos inversiones en flota que superaron los US$750 millones, una cifra histórica para la Compañía. Asimismo, para el período 2009-2011 hemos aprobado inversiones por alrededor de US$1.400 millones adicionales para incorporar nuevas aeronaves de corto y largo alcance y cargueros de última generación. Estas inversiones representan una firme apuesta de futuro, orientada a potenciar nuestras ventajas competitivas y nuestra diferenciación como empresa aérea comprometida con sus clientes, para ofrecerle el mejor producto, el mejor servicio y los más altos estándares de seguridad internacional.

embarked in the year 2000 on an ambitious program of fleet renewal and expansion whose goal is to operate the safest and most modern aircraft in the world while reaping substantial savings in fuel consumption and maintenance. Thanks to this plan our short-haul fleet has been completely renewed, and the airline now offers the best product on the market for domestic flights within Chile, Peru and Argentina as well as regional operations.

In this context, 2008 was a historic year for LAN as investment in our fleet exceeded US$750 million. Moreover, the Company has approved investments for the period 2009-2011 of US$1,400 million on new short-haul and long-haul passenger aircraft and latest-generation freighters. With these additional investments LAN is betting firmly on a forward-looking policy of strengthening our competitive advantages and differentiating ourselves as an airline committed to offering its customers the best product, the best service and the highest international safety standards.

As regards the expansion of our network, an important milestone was reached last year with the decision by the Ecuador National Civil Aviation

En relación a la expansión de nuestra red de destinos, un importante hito registrado en este período es la autorización que nos otorgó el Consejo Nacional de Aviación Civil del Ecuador para operar en el mercado doméstico de ese país, servicio que la Compañía espera iniciar en abril de 2009. Este avance nos permitirá incrementar nuestra cobertura en la región y potenciar la sólida imagen de marca que la Compañía ha logrado en este país en los últimos cinco años, desde que iniciamos el servicio internacional.

De igual forma, en el segundo semestre de 2008 abrimos operaciones cargueras entre Miami y las ciudades de Guatemala y San José de Costa Rica, a lo que se suma la autorización otorgada por las autoridades aeronáuticas de Colombia para crear una nueva filial de carga en el país, que comenzará a operar en el primer trimestre de 2009. Estos importantes avances nos permitirán aumentar nuestra presencia regional y fortalecer aún más la extensa red de operaciones de LAN Cargo, aumentando la flexibilidad y eficiencia.

Los sólidos pilares en que se ha sustentado el crecimiento de LAN –inversiones de última generación en flota y servicio, fortalecimiento de la red destinos para brindar la mejor conectividad, una operación flexible y eficiente– nos permiten contar hoy con una de las empresas aéreas de mayor capitalización bursátil en el mundo, con un valor que a diciembre de 2008 superó los US$ 2.700 millones.

Por otra parte, me es grato hacer mención de una gran noticia en el ámbito laboral. En febrero 2009 fue publicada la nueva ley que regula las jornadas laborales y descansos

Council granting LAN permission to fly domestic routes in that country. The Company expects to begin operations there in April 2009. This new advance will enable us to increase our coverage in the region and reinforce the already solid corporate image we have built up in Ecuador over the last five years since LAN Ecuador initiated activities there with international services.

In a similar move, LAN commenced cargo operations in the second half of 2008 from Miami to Guatemala City and San José, Costa Rica. We were also authorized to establish a freight affiliate in Colombia, which will begin service in the first quarter of 2009. These important steps will boost our presence in the region and solidify even further LAN Cargo’s extensive network, increasing both its flexibility and efficiency.

The cornerstones of LAN’s strategy – investing in latest-generation aircraft and service, deepening our network of destinations for better connectivity, and maintaining a flexible and efficient operation – have sustained a level of growth that has led the Company to a market capitalization value of more than US$2.7 billion as of December 2008, one of the highest of any airline in the world.

I am particularly pleased to mention an important occurrence in the labor relations area. In February 2009 a law was approved regulating working hours and rest periods for cockpit and cabin crews in Chile. This is a historic step

Los resultados alcanzados en 2008 nos llenan de orgullo, porque en un entorno complejo no sólo logramos consolidarnos como una de las aerolíneas líderes y más exitosas de Latinoamérica sino también fuimos capaces de crecer y seguir agregando valor a la Compañía.

WE ARE PARTICULARLY PROUD OF THE 2008 RESULTS, FOR IN A VERY DIFFICULT ENVIRONMENT WE WERE NOT ONLY ABLE TO CONSOLIDATE OURSELVES AS ONE OF THE LEADING AND MOST SUCCESSFUL AIRLINES IN LATIN AMERICA, BUT ALSO MANAGED TO GROW AND CONTINUE ADDING VALUE TO THE COMPANY.

de las tripulaciones de mando y cabina en Chile. Es un hecho histórico en el país, ya que esta legislación fue fruto del pleno acuerdo alcanzado entre las compañías aéreas y los trabajadores. Esta ley permitirá mejorar la calidad de vida de todos quienes ejercen estas funciones y al mismo tiempo mantener la competitividad de la industria aérea nacional. Tras este importante logro existe un trabajo de meses entre los sindicatos y la Compañía, donde prevaleció la disposición al diálogo constructivo, la búsqueda de soluciones y consenso en las posiciones, especialmente en aquellos puntos centrales del proyecto de ley. Gracias a ello, su aprobación en el Congreso fue unánime. Además, en febrero de 2009 culminó también el proceso de negociaciones colectivas anticipadas -no regladas- con todas las tripulaciones de mando del grupo de empresas LAN. Los acuerdos involucran a más de 600 Capitanes y Primeros Oficiales de LAN Express, LAN Cargo y LAN Airlines. Estos convenios tienen una duración de cuatro años y reflejan el clima de entendimiento y confianza recíproca que existe entre la Compañía y sus empleados.

Sabemos que las empresas de servicio dependen principalmente del talento de su gente para alcanzar el éxito. El grado de conocimiento, compromiso y liderazgo del equipo de LAN nos permite seguir afirmando con mucho orgullo que tenemos gente cada vez más talentosa que seguirá contribuyendo al éxito de la empresa. A cada uno de ellos les reiteramos nuestro agradecimiento y los invitamos a seguir conquistando nuevos éxitos personales y de la empresa. Finalmente, agradecer también la confianza de los accionistas en nuestra gestión, cuya meta no es otra que consolidar a LAN entre las mejores aerolíneas del mundo en calidad de servicio, confiabilidad y seguridad.

for the country as the new legislation was the fruit of an unqualified agreement between the workers and the airline companies. The new provisions will improve the quality of life for everyone in these occupations without lessening the competitiveness of Chile’s aviation industry. Essential to this accomplishment was the months of effort by the unions and the Company, which were marked by constructive dialogue and a genuine search for solutions and consensus positions, particularly on the central points at issue. Thanks to this demonstration of good faith, the law was passed unanimously by the National Congress. Furthermore, in the same month, anticipated collective bargaining processes with all of LAN’s cockpit crews were successfully concluded. The new agreements cover more than 600 captains and first officers at LAN Express, LAN Cargo and LAN Airlines. These accords, which are valid for four years, reflect the climate of mutual trust and understanding that prevails between the Company and its employees.

As is well known, service companies depend largely on the talent of their people to achieve success. The levels of knowledge, commitment and leadership of our team at LAN allow us to state with justifiable pride that the ever growing capabilities demonstrated by our employees will continue to contribute to the success of the Company. To each of them, therefore, we once again express our gratitude and invite them to remain working with us in the quest for new and greater accomplishments, both personal and corporate. Finally, I would also like to express our appreciation for the confidence the Company’s shareholders have placed in our management, whose sole objective is to consolidate LAN as one of the world’s best airlines in quality of service, reliability and safety.

Jorge Awad M.
Presidente del Directorio
Chairman of the Board

Estimados Accionistas,

El 2008 fue un año especialmente exitoso para LAN, ya que logramos sortear con éxito un entorno complejo, marcado por precios del combustible que alcanzaron niveles históricamente altos, al tiempo que seguimos avanzando con fuerza en nuestro proyecto de expansión y diferenciación para consolidarnos como la aerolínea preferida de la región.

Nuestro enfoque de negocios centrado en el cliente nos ha permitido construir un sólido liderazgo en prácticamente todos los mercados de pasajeros y de carga en que operamos. Esta preferencia la hemos ganado gracias a una propuesta de servicio que apunta a brindarle al usuario lo que más valora en cada vuelo, ofreciéndole el mejor producto del mercado con la atención de excelencia que nos distingue a nivel internacional. Clave en este desafío han sido nuestras importantes inversiones en flota, las mismas que nos permiten contar hoy con los aviones más modernos y confiables del mercado.

Ello responde a un plan de largo plazo iniciado hace algunos años y que en 2008 marcó un hito de gran relevancia. Durante este período culminamos la completa renovación de nuestra flota de corto alcance, que a fines del ejercicio está compuesta por 50 aviones de la familia Airbus A320 Estas aeronaves incorporan la más avanzada tecnología de la industria y ofrecen la cabina de pasajeros más amplia y cómoda que existe en su categoría. Esta inversión le permitió a la Compañía reemplazar gradualmente los antiguos Boeing 737-200, el último de los cuales fue retirado de la operación en mayo de 2008. Asimismo, pudimos avanzar en la consolidación de la “nueva forma de viajar” implementada en las operaciones domésticos de Chile y Perú, ya que los

Dear Shareholders,

The year 2008 was an especially successful one for LAN. The Company dealt confidently with a complex scenario in which fuel prices rose to historic highs, while continuing to move strongly forward with our expansion and differentiation project for consolidating the firm as the region’s airline of choice.

LAN’s client-centered business model has powered the construction of a solid leadership position in almost every passenger and cargo market we serve. The airline has earned the loyalty of our customers thanks to a service proposition that aims to deliver what users most value on every flight, offering the best product on the market with the attention to excellence that distinguishes us internationally. The key to this challenge has been the major investments in our fleet, which now boasts the most modern and reliable planes available.

These aircraft were acquired under a long-term plan initiated a number of years ago. An important milestone was reached in 2008 with the completion of the renewal of our short-haul fleet, now composed of 50 planes from the Airbus A320 family. These models feature the most advanced technology in the industry and offer travelers the most spacious and comfortable passenger cabin in their class. This investment enabled LAN to gradually replace all of its Boeing 737-200s, the last one being withdrawn from service in May of last year. The higher daily utilization rates of the A320s with greater frequencies of day and night non-stop flights has advanced the Company in its drive to consolidate the “new way to travel” initiative for domestic operations in Chile and Peru.

nuevos aviones permiten aumentar su utilización diaria con más vuelos sin escala durante el día y la noche.

Adicionalmente, en este período culminamos nuestro proyecto de modernización de la flota Boeing 767-300 con la implementación de la clase Premium Business –que reúne lo mejor de las tradicionales clases Primera y Ejecutiva– y una rediseñada clase Económica, dando lugar a un producto único en el mercado para servir las rutas de largo alcance. Por otra parte, en octubre de 2008 dimos inicio al plan de reconfiguración de la flota Airbus A340, que opera las rutas de más largo alcance hacia Europa y Australia, con el objetivo de equiparla con los mismos atributos y adelantos tecnológicos implementados en los Boeing 767-300. Este es un proyecto que esperamos completar durante el primer semestre de 2009. En la misma línea, innovamos con la Premium Economy en nuestra flota Airbus A320, clase especialmente pensada para ofrecer un producto adecuado a las necesidades de los pasajeros que viajan por negocios dentro de Sudamérica. Todas estas iniciativas reafirman nuestro compromiso con cada uno de los clientes en términos de otorgarles lo que más valoran en los distintos tipos de operación.

Nuestro plan de crecimiento a largo plazo contempla además la integración de nuevos tipos de aeronaves para el negocio de carga. A partir del año 2009 fortaleceremos nuestra propuesta de valor en el negocio carguero mediante la incorporación de dos nuevos Boeing 777F, el carguero más moderno y con mayor capacidad y eficiencia del mundo en su tipo. LAN Cargo será la primera aerolínea de la región en ofrecer este producto, lo que nos permitirá avanzar en el objetivo de conectar Latinoamérica con el mundo, entregando un servicio de excelencia a nuestros clientes de carga.

Also completed last year was the modernization plan for our fleet of Boeing 767-300s. This consisted in the implementation of the Premium Business Class, combining the best of our traditional First and Executive classes, and a redesigned Economy class. In addition, LAN in October 2008 initiated the reconfiguration of its fleet of Airbus A340s, which operate our long-haul routes to Europe and Australia, with the same features and technological advances implemented on the Boeing 767-300s. Work on this project should be finalized during the first half of 2009. Similar innovations have been adopted for the Premium Economy class implemented on our fleet of A320s, a new product which was especially conceived to meet the needs of business travelers within South America. All of these initiatives reaffirm our commitment to provide every one of our customers what they most value in our various types of operation.

The long-term growth plan for the Company includes the acquisition of new types of aircraft for the cargo business. Our value proposition in this segment will be strengthened in 2009 when the firm incorporates two new Boeing 777Fs, the most modern freighter on the market with the highest capacity and efficiency levels in its class. LAN Cargo will be the first airline in the region to offer this product, furthering our objective of connecting Latin America to the world and delivering a service of excellence to our cargo clients.

Our strategic fleet plan is intended to obtain for LAN the best product on the market and boost productivity. This

Durante el año 2008 continuamos sirviendo a la región con la calidad y el servicio que nos distinguen, lo cual se vio sustentado en una cada vez más amplia cobertura de rutas que nos permite brindar la mejor conectividad entre la región y el mundo.

IN 2008 LAN CONTINUED TO SERVE THE REGION WITH THE QUALITY AND SERVICE THAT DISTINGUISHES THE AIRLINE, SUSTAINED BY A GROWING ROUTE COVERAGE THAT DELIVERS GREATER CONNECTIVITY BETWEEN LATIN AMERICA AND THE REST OF THE WORLD.

Con nuestro plan estratégico de flota buscamos contar con el mejor producto del mercado e incrementar la productividad. A su vez, es una inversión consistente con nuestro compromiso con el cuidado y protección del medio ambiente, ya que los nuevos modelos presentan un menor nivel de ruido y de emisiones. En línea con este compromiso, en el primer trimestre de 2009 iniciaremos la instalación de winglets en toda la flota Boeing 767 –pasajeros y carga–, lo que nos significará una inversión total de alrededor de US$ 70 millones. Los winglets son un dispositivo utilizado en los extremos de las alas de los aviones para de reducir la resistencia aerodinámica del avión y, por lo tanto, disminuir el consumo de combustible contribuyendo de forma importante a la disminución de las emisiones.

Durante el año 2008 continuamos sirviendo a la región con la calidad y el servicio que nos distinguen, lo cual se vio sustentado en una cada vez más amplia cobertura de rutas que nos permite brindar la mejor conectividad entre la región y el mundo. Consistente con lo anterior, durante el año 2008 LAN inauguró nuevos destinos internacionales, tales como la ruta Santiago-Toronto vía Nueva York, y el servicio Lima-Medellín con escala en Quito. En los mercados domésticos fortalecimos nuestra presencia en Perú, con la apertura del servicio Lima-Tumbes y el inicio de vuelos directos entre Lima y Cajamarca, mientras que en Argentina abrimos la ruta Buenos Aires-San Juan, reflejando con estas iniciativas nuestro firme compromiso con el desarrollo económico y turístico de las regiones en los distintos países en que operamos.

investment is also consistent with our determination to protect the environment given the new planes’ lower emissions and noise levels. In line with this commitment, during the first quarter of 2009 the Company will begin adding winglets to all its Boeing 767s, whether passenger or cargo models, at an investment cost of about US$70 million. These devices are fitted in the wingtips of the aircraft to reduce resistance and so lower fuel consumption, which in turn contributes significantly to emissions reduction.

In 2008 LAN continued to serve the region with the quality and service that distinguishes the airline, sustained by a growing route coverage that delivers greater connectivity between Latin America and the rest of the world. Thus, last year we inaugurated new international routes such as Santiago-Toronto via New York and Lima-Medellin with a stopover in Quito. At the domestic level we strengthened our presence in Peru, opening a new Lima-Tumbes operation as well as direct flights between Lima and Cajamarca, while in Argentina a new route was established connecting Buenos Aires and San Juan. These initiatives reflect the Company’s firm commitment to regional economic and tourism development in the countries we serve.

All of this expansion is reinforced by the numerous commercial alliances LAN maintains with other companies

Todo esto se ve complementado con numerosas alianzas comerciales suscritas con otros operadores aéreos, lo cual nos permite abarcar más destinos, proporcionando conexiones y accesos a las principales ciudades del mundo. Destaca en este sentido la participación de LAN Airlines y sus filiales en la alianza oneworld, que en 2009 celebra su décimo aniversario y que está integrada por las mejores y más prestigiosas aerolíneas del mundo. oneworld es actualmente la única alianza global que cuenta con socios en Sudamérica, a través de LAN, lo que representa un claro reconocimiento al permanente compromiso de la Compañía con sus clientes, en orden a entregarles un producto de excelencia y con estándares de seguridad internacional.

La mejora continua de nuestra propuesta de valor nos ha permitido consolidar a LAN como la mejor alternativa de transporte aéreo en Latinoamérica, movilizando más de 13 millones de pasajeros y 660 mil toneladas de carga durante el año 2008, en una flota de 90 aviones. Es así como la Compañía alcanzó en el ejercicio un resultado histórico con una utilidad de US$ 336 millones y un margen operacional de 11,8%. Especialmente relevante en el entorno actual es la solidez that allow us to cover more destinations and offer connections to the major cities of the world. The most notable example is the participation of LAN Airlines and its affiliates in the oneworld alliance, which in 2009 will celebrate its tenth anniversary. Uniting the world’s best and most prestigious airlines, oneworld is the only global alliance with South American members, all of them part of the LAN group. This is a clear recognition of our Company’s ongoing commitment to ensuring its customers a product of excellence with international safety standards.

The continuous improvement of our value proposition has consolidated LAN as the top air transport option in Latin America, with a fleet of 90 aircraft that in 2008 carried more than 13 million passengers and 660 thousand metric tons of freight. Thus, the Company in 2008 achieved record high profits of US$ 336 million with an operating margin of 11.8% . Particularly significant

El trabajo y dedicación de nuestra gente nos ha permitido construir una aerolínea competitiva y admirada dentro de Latinoamérica, lo que en el 2008 nuevamente se vio confirmado con los múltiples premios a la calidad y servicio recibidos por la Compañía según diversos estudios y ranking de revistas especializadas que reflejan la opinión de experimentados viajeros y ejecutivos a través del mundo.

THE HARD WORK AND DEDICATION OF OUR PEOPLE HAS ENABLED THE COMPANY TO BUILD THE MOST COMPETITIVE AND ADMIRED AIR CARRIER IN LATIN AMERICA.  THIS WAS AGAIN CONFIRMED IN 2008 BY THE MANY AWARDS FOR QUALITY AND SERVICE CONFERRED ON THE FIRM IN VARIOUS SURVEYS AND RANKINGS BY TRADE MAGAZINES, REFLECTING THE OPINIONS OF EXPERIENCED TRAVELERS AND EXECUTIVES AROUND THE WORLD.

financiera de LAN, que año a año se ve reflejada en la clasificación de riesgo internacional de Grado de Inversión otorgada por la clasificadora Fitch Ratings, y que LAN mantiene desde 1997.

Detrás de estas cifras hay un equipo de 16.321 personas que trabajan en los diferentes países en que operamos y que día tras día hacen suyo el compromiso de posicionar a la Compañía entre las 10 mejores aerolíneas del mundo. El trabajo y dedicación de nuestra gente nos ha permitido construir una aerolínea competitiva y admirada dentro de Latinoamérica, lo que en el 2008 nuevamente se vio confirmado con los múltiples premios a la calidad y servicio recibidos por la Compañía según diversos estudios y ranking de revistas especializadas que reflejan la opinión de experimentados viajeros y ejecutivos a través del mundo. Pero, sin duda, el más importante reconocimiento del año fue la fidelidad de nuestros clientes, tanto en carga como en pasajeros, lo que nos valió afianzar el liderazgo de la Compañía en la mayoría de los mercados donde opera.

in the current climate is LAN’s financial solidity, which has been consistently reflected in the investment grade international risk rating awarded to the firm by Fitch Ratings every year since 1997.

Behind all these figures is a team of 16,321 employees in the various countries where we operate who every day demonstrate their commitment to positioning LAN among the ten best airlines in the world. The hard work and dedication of our people has enabled the Company to build the most competitive and admired air carrier in Latin America. This was again confirmed in 2008 by the many awards for quality and service conferred on the firm in various surveys and rankings by trade magazines, reflecting the opinions of experienced travelers and executives around the world. But the most important recognition was the loyalty of our customers, both in the cargo and passenger

No quiero terminar estas palabras sin antes agradecer a todos y cada uno de nuestros trabajadores por la gran tarea realizada durante 2008, porque estamos convencidos de que el éxito de LAN responde a su equipo humano comprometido con la empresa, de alta capacidad técnica y profesional. La preocupación de LAN por sus trabajadores es un aspecto fundamental de la gestión y en este sentido estimo importante destacar que durante el 2008 acordamos negociaciones colectivas anticipadas con nuestras tripulaciones de mando en Chile. Este hecho nos llena de orgullo, pues marca un hito en la relación de la Compañía con sus trabajadores y reflejan la confianza y madurez que se ha logrado en este ámbito, al mismo tiempo que entrega una valiosa señal de estabilidad al ambiente laboral.

Con todo, el 2008 fue un año de intensa y fructífera actividad para LAN. Dimos pasos relevantes en la consolidación de nuestra imagen de marca en los distintos mercados en que operamos, en orden a potenciar nuestras fortalezas asociadas a la calidad de servicio y seguridad en vuelo, variables especialmente relevantes al momento de decidir en qué aerolínea volar. Sobre este baluarte seguiremos trabajando a futuro, porque estamos convencidos de que ello nos permite ganar la preferencia de los clientes y aumentar el valor para los accionistas.

businesses, which has secured our leadership in the majority of the markets we serve.

In light of the above, I would be remiss if I failed to express our gratitude to all of our employees for the outstanding job they did in 2008. We are convinced that the secret of LAN’s success is its team of highly qualified technical and professional people and their commitment to the Company. Concern for our workers is a fundamental aspect of our management approach, and this was exemplified in 2008 with the agreement of anticipated collective agreements with our cabin crews in Chile. We are very proud of this achievement, which constitutes an important milestone in the relationship between LAN and its employees and reflects the creation of an atmosphere of trust and maturity while also sending a valuable signal of labor stability.

In summary, 2008 at LAN was a year of intense and productive activity. The Company made significant advances in consolidating its corporate image in the various markets we serve by building on its strengths in service quality and flight safety, key variables in the traveler’s choice of which airline to fly. It is on this foundation that we intend to continue working, for we are convinced that this is the route to maintaining the loyalty of our customers and increasing value for our shareholders.

Enrique Cueto P.
Vicepresidente Ejecutivo
Chief Executive Officer

Durante el 2008 acordamos negociaciones colectivas anticipadas con nuestras tripulaciones de mando en Chile. Este hecho nos llena de orgullo, pues marca un hito en la relación de la Compañía con sus trabajadores y reflejan la confianza y madurez que se ha logrado en este ámbito.

DURING 2008 WE AGREED ANTICIPATED COLLECTIVE AGREEMENTS WITH OUR CABIN CREWS IN CHILE.  WE ARE VERY PROUD OF THIS ACHIEVEMENT, WHICH CONSTITUTES AN IMPORTANT MILESTONE IN THE RELATIONSHIP BETWEEN LAN AND ITS EMPLOYEES AND REFLECTS THE CREATION OF AN ATMOSPHERE OF TRUST AND MATURITY.

Lan Airlines S.A. (“LAN”) es una sociedad anónima abierta inscrita ante la Superintendencia de Valores y Seguros bajo el No. 306, cuyas acciones se cotizan en Chile en la Bolsa de Valores de Valparaíso, la Bolsa Electrónica de Chile y la Bolsa de Comercio de Santiago, además de cotizarse en la Bolsa de Valores de Nueva York (“NYSE”), en la forma de American Depositary Receipts (“ADRs”). Su negocio principal es el transporte aéreo de pasajeros y carga, tanto en los mercados domésticos de Chile, Perú y Argentina, como en una serie de rutas regionales e internacionales en América, Europa y Oceanía. Estos negocios son desarrollados directamente o a través de sus filiales en distintos países, tales como LAN Express, LAN Perú, LAN Ecuador, LAN Argentina y LAN Cargo.

Las prácticas de Gobierno Corporativo de LAN se rigen por lo dispuesto en la Ley No. 18.045 sobre Mercado de Valores, Ley No. 18.046 sobre Sociedades Anónimas y su Reglamento y por la normativa de la Superintendencia de Valores y Seguros y las leyes y regulaciones de los Estados Unidos de América y de la Securities and Exchange Commission (“SEC”) de dicho país, en lo que corresponde a la emisión de ADRs.

Lan Airlines S.A. (“LAN”) is a publicly held corporation registered under Inscription No. 0306 in the Register of Securities of the Superintendent of Securities and Insurance. It is listed on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Electronic Stock Exchange of Chile, and its stock is traded as ADRs on the New York Stock Exchange (NYSE). Its principal business is the provision of passenger and cargo air transport both in the domestic markets of Chile, Peru and Argentina and on a series of regional and international routes across North, Central and South America as well as Europe and Oceania. These services are offered by the Company in various countries, either directly or through subsidiaries such as LAN Express, LAN Peru, LAN Ecuador, LAN Argentina and LAN Cargo.

LAN’s corporate governance practices are regulated by Law No. 18.045 on Securities Markets, Law No. 18.046 on Corporations and associated regulations, the regulations of the Chile Superintendent of Securities and Insurance (Superintendencia de Valores y Seguros, SVS), and the applicable laws and regulations of the United States, in particular those administered by the U.S. Securities and Exchange Commission (SEC) as regards the issuance of ADRs.

El Directorio de LAN está integrado por nueve miembros titulares que se eligen cada dos años por la Junta ordinaria de Accionistas. El Directorio se reúne en sesiones ordinarias mensuales y en sesiones extraordinarias, cada vez que las necesidades sociales así lo exijan. De los nueve integrantes del Directorio, tres de ellos forman parte de su Comité de Directores, el cual cumple tanto el rol previsto en la Ley de Sociedades Anónimas, como las funciones del Comité de Auditoría exigido por la Sarbanes Oxley Act de los Estados Unidos de América y la respectiva normativa de la SEC.

De acuerdo a un pacto de accionistas celebrado el año 2004, LAN es controlada en forma conjunta por el grupo Cueto, representado por Inversiones Costa Verde Ltda., y Cía. en Comandita por acciones, Inversiones Mineras del Cantábrico S.A. y Zalaquett S.A., y el grupo Piñera, a través de Axxion S.A. e Inversiones Santa Cecilia S.A.

Al 31 de Diciembre del 2008, LAN contaba con un total de 1.184 accionistas en su registro. A esa fecha, un 11,0% de la propiedad de la compañía se encontraba en la forma de ADRs.

A fin de asegurar un adecuado Gobierno Corporativo en LAN y sin perjuicio de las responsabilidades del Directorio y del Comité de Directores de la compañía, su administración ha tomado una serie de medidas, entre las cuales se destacan las siguientes:
  Nueva Estructura Organizacional, implementada por la compañía durante el tercer trimestre de 2008, a fin de lograr escalabilidad, altos niveles de integración entras las distintas áreas y definiciones claras de cada unidad de negocios. En consecuencia, esta nueva forma de organización gerencial ha permitido tanto reforzar la estructura corporativa, como también fortalecer las unidades de negocios y lograr una adecuada integración de las áreas operacionales y técnicas del negocio.

  Código de Conducta de LAN, el cual tiene por objeto velar por el cumplimiento por parte de todos sus empleados de los más altos estándares éticos, de transparencia y cumplimiento normativo exigido por LAN en línea con los principales valores de la cultura de LAN: seguridad, superación, eficiencia y calidez.

  Código de Ética para altos ejecutivos financieros, con el fin de promover conductas honestas y éticas en la divulgación de información financiera, cumplimiento normativo y ausencia de conflictos de interés.
The Board of Directors of LAN consists of nine voting members who are elected every two years by the Annual General Meeting of Shareholders. The Board holds regular meetings once a month and special meetings whenever the needs of the Company so require. Three of the nine members make up the Directors Committee, who carry out the duties and functions stipulated by Chile’s Law on Corporations as well as those mandated by the Sarbanes Oxley Act and the associated SEC provisions.

Under the terms of a shareholders’ agreement signed in 2004, LAN is jointly controlled by the Cueto group (represented by Inversiones Costa Verde Ltda. y Cía. en Comandita por Acciones, Inversiones Mineras del Cantábrico S.A. and Zalaquett S.A.) and the Piñera group (acting through Axxion S.A. and Inversiones Santa Cecilia S.A.).

As of December 31, 2008, LAN had 1,184 registered shareholders. On that date, 11.0% of the Company’s stock was held in the form of ADRs.

In order to ensure an appropriate corporate governance for the Company, and notwithstanding the responsibilities of the Board of Directors and the Directors Committee, LAN’s management has adopted a series of measures the most notable of which are described below:
  New Organizational Structure. This initiative was implemented by the Company during the third quarter of 2008 with a view to achieving scalability, a high level of integration between the various areas of the firm and clear definitions of each business unit.  The new managerial organization has strengthened LAN’s corporate structure and its business units while improving the integration of the various operating and technical areas of the business.

  LAN Code of Conduct. Applicable to all LAN employees, this Code aims to maintain the highest standards of ethics, transparency and compliance with internal company rules in line with the core values of LAN’s corporate culture, defined as safety, achievement, efficiency and personal warmth.

  Code of Ethics. Directed at senior financial managers, this Code is intended to promote honest and ethical practices as regards the disclosure of financial information, compliance with internal company rules and the avoidance of conflicts of interest.

  Manual de Manejo de Información de Interés, con arreglo al cual se regulan los criterios de divulgación de operaciones con valores emitidos por LAN por parte de sus ejecutivos principales, los períodos de bloqueo voluntarios para la compra y venta de acciones de la compañía, los mecanismos de difusión continua de información de interés para el mercado y los mecanismos de resguardo de la información confidencial por parte de los empleados y ejecutivos de LAN.

  Programa de Cumplimiento Regulatorio, conforme al cual el Vicepresidente Legal, en coordinación con, y bajo la supervisión del Directorio y su Comité de Directores, vela por el cumplimiento de las leyes y regulaciones que aplican a los negocios y actividades de LAN en los distintos países en que opera.

  Manual for the Management of Information of Interest to the Market. This document establishes criteria regarding the disclosure of transactions by senior management involving securities issued by LAN, voluntary black-out periods for the purchase and sale of Company stock, continuous disclosure mechanisms for information of interest to the market and mechanisms for the safeguard of confidential information by

  LAN executives and employees. Regulatory Compliance Program. Under this program, the General Counsel, in coordination with and under the supervision of the Board of Directors and the Directors Committee, oversees the Company’s compliance with the laws and regulations applicable to its business interests and activities in the various countries it operates in.
Directorio
Board of Directors

Comité de Directores
Directors Commitee

José Cox Donoso	Presidente / Chairman
Jorge Awad Mehech	Director
Ramón Eblen Kadis	Director

Principales Ejecutivos
Senior Management

Ejecutivos /Executives	Posición/Position

Enrique Cueto Plaza	Vicepresidente Ejecutivo LAN / CEO LAN
Ignacio Cueto Plaza	Gerente General LAN / President and COO LAN
Armando Valdivieso Montes	Gerente General Pasajeros / CEO Passenger
Cristián Ureta Larraín	Gerente General Carga / CEO Cargo
Alejandro de la Fuente Goic	Vicepresidente Finanzas Corporativas / Chief Financial Officer
Roberto Alvo Milosawlewitsch	Vicepresidente Planificación, Gestión & Estudios / Senior Vice President Strategic
Planning & Corporate Development
Cristián Toro Cañas	Vicepresidente Legal / General Counsel
Enrique Elsaca Hirmas	Vicepresidente Operaciones y Servicios / Senior Vice President Operations
Emilio del Real Sota	Vicepresidente Personas / Senior Vice President Human Resources
Eduardo Opazo Preller	Vicepresidente Asuntos Corporativos / Senior Vice President Corporate Affairs

12 Principales Accionistas
Main Shareholders
	2008		2007
Principales Accionistas / Main Shareholders	Acciones Shares	% del Total % of the Total	Acciones Shares	% del Total % of the Total

INV COSTA VERDE LTDA Y CIA EN COMANDITA POR ACCIONES	77,445,407	22.9%	85,083,567	25.1%
AXXION S.A.	64,477,874	19.0%	64,477,874	19.0%
THE BANK OF NEW YORK	37,239,566	11.0%	32,712,367	9.7%
INVERSIONES SANTA CECILIA S.A.	24,767,920	7.3%	24,767,920	7.3%
INVERSIONES ANDES S.A.	22,288,695	6.6%	22,288,695	6.6%
INVERSIONES MINERAS DEL CANTABRICO S.A.	8,554,095	2.5%	1,315,935	0.4%
LARRAIN VIAL S.A. CORREDORA DE BOLSA	7,310,904	2.2%	7,784,508	2.3%
BANCO DE CHILE POR CUENTA DE TERCEROS	7,245,698	2.1%	4,349,569	1.3%
BANCHILE CORREDORES DE BOLSA S.A.	6,030,657	1.8%	6,099,607	1.8%
BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	5,113,231	1.5%	3,937,684	1.2%
INVERSIONES ALCALA S.A.	4,744,677	1.4%	4,744,677	1.4%
INVERSIONES LOS GUINDOS S.A.	4,744,677	1.4%	4,744,677	1.4%

En agosto de 1985, la empresa se convirtió en sociedad anónima bajo el nombre de “Línea Aérea Nacional de Chile S.A.”

IN AUGUST 1985 THE AIRLINE BECAME A LIMITED LIABILITY CORPORATION UNDER THE NAME “LÍNEA AÉREA NACIONAL DE CHILE S.A.”

Historia de la Sociedad

La historia de LAN Airlines S.A. se inicia en 1929 con la creación de la “Línea Aérea Nacional de Chile”, una empresa estatal que nació con el objetivo de prestar servicios de transporte aéreo de pasajeros, carga y correspondencia. Su primer vuelo internacional data de 1946, cuando inauguró operaciones con destino a Buenos Aires, Argentina. Varios años más tarde, en 1958 y 1970, tuvieron lugar los primeros vuelos a Estados Unidos y a Europa, respectivamente.

Posteriormente, en agosto de 1985, la empresa se convirtió en sociedad anónima bajo el nombre de “Línea Aérea Nacional de Chile S.A.”, la que por expresa disposición de la Ley N°18.400 pasó a ser la continuadora legal de la empresa estatal creada en 1929.

Sesenta años después de su creación, en 1989, el Estado de Chile vendió el 51% del capital accionario de la Compañía a inversionistas nacionales y a Scandinavian Airlines System (SAS), dando inicio a la privatización de la aerolínea. Este proceso culminó en 1994, año en que los actuales socios controladores de la Compañía, conjuntamente con otros accionistas principales, adquirieron el 98,7% de las acciones de la sociedad, incluyendo aquellas que permanecían en manos del Estado. A partir de entonces LAN dio inicio a un sostenido proceso de crecimiento e internacionalización de sus operaciones, en el marco de su nueva orientación estratégica dirigida

History of the Company

The history of LAN Airlines goes back to 1929 and the creation of “Línea Aérea Nacional de Chile,” a government-owned enterprise established to provide air transport services for passengers, cargo and mail. In 1946 the Company began international operations with flights to Buenos Aires, Argentina, later inaugurating services to the United States in 1958 and Europe in 1970.

In August 1985 the airline became a limited liability corporation under the name “Línea Aérea Nacional de Chile S.A.,” which by Law No. 18.400 was expressly designated as the legal successor to the original company created in 1929.

After 60 years of state ownership, the privatization of LAN was initiated in 1989 with the sale of 51% of the firm’s equity to domestic investors and Scandinavian Airlines System (SAS). This process was completed in 1994 when the current controlling shareholders together with other major shareholders acquired 98.7% of the Company’s shares, including those then still in the hands of the government. LAN has been steadily engaged since then in the expansion and internationalization of its operations as part of a new corporate strategy to become the leading South American airline in quality and service and one of the ten most important in the world.

In 1997 LAN was listed on the New York Stock Exchange, becoming the first Latin American a convertirla en la aerolínea líder de América del Sur en calidad y servicio, y en una de las diez más importantes del mundo.

En 1997 la Compañía colocó sus acciones en la Bolsa de Valores de Nueva York, convirtiéndose en la primera aerolínea en Latinoamérica en transar sus ADR’s en esa importante plaza bursátil. Esto fue un paso trascendental hacia la internacionalización de la Compañía y un sello de estabilidad valorado por sus inversionistas. Desde ese año y hasta la actualidad LAN ha sido reafirmada por la clasificadora de riesgo Fitch Ratings como una de las pocas aerolíneas en el mundo que cuentan con una clasificación de riesgo internacional de Investment Grade (BBB en diciembre de 2008), otorgando a LAN mayor flexibilidad y mejor acceso a los mercados de deuda y capitales.

En 1999 la empresa comenzó un importante proceso de expansión internacional, dando un paso decisivo hacia la regionalización de sus operaciones con el lanzamiento de LAN Perú, hito que se vio reforzado posteriormente con la creación de LAN Ecuador en 2003 y de LAN Argentina en 2005.

airline to trade its ADRs on this important financial market. The move was a major step toward the internationalization of the Company and a sign of stability much valued by its investors. Since that year, Fitch Ratings has consistently ranked LAN as one of the few airlines in the world with an investment grade credit rating (BBB as of December 2008), affording the Company greater financial flexibility and better access to debt and capital markets.

In 1999 the airline embarked upon a major international expansion process with the launch of LAN Peru. This decisive step towards the regionalization of the Company’s operations was bolstered in the following years with the creation of LAN Ecuador in 2003 and LAN Argentina in 2005.

En 1997 la Compañía colocó sus acciones en la Bolsa de Valores de Nueva York, convirtiéndose en la primera aerolínea en Latinoamérica en transar sus ADR’s en esa importante plaza bursátil.

IN 1997 LAN WAS LISTED ON THE NEW YORK STOCK EXCHANGE, BECOMING THE FIRST LATIN AMERICAN AIRLINE TO TRADE ITS ADRS ON THIS IMPORTANT FINANCIAL MARKET.

En el año 2004 la empresa concretó el cambio de imagen corporativa, con el objetivo de consolidar y potenciar la marca LAN a nivel regional.

IN 2004 THE FIRM MADE A CHANGE TO ITS CORPORATE IMAGE TO CONSOLIDATE AND STRENGTHEN THE LAN TRADE MARK IN THE LATIN AMERICAN REGION.

En el año 2000 la Compañía se integró a oneworld, la alianza de líneas aéreas líder en calidad en el mundo, y ese mismo año dio inicio a un ambicioso plan de inversiones para renovar su flota de aviones, en línea con su compromiso de operar los aviones más modernos del mercado.

En el año 2004 la empresa concretó el cambio de imagen corporativa, con el objetivo de consolidar y potenciar la marca LAN a nivel regional. En la Junta Extraordinaria de LAN Chile S.A., celebrada el 23 de julio de ese año, se acordó cambiar el nombre de la Compañía a “LAN Airlines S.A”. La fecha efectiva del cambio de nombre fue el 8 de septiembre de 2004.

El nombre LAN hace referencia hoy al grupo consolidado de empresas que incluyen las aerolíneas de pasajeros LAN Airlines, LAN Express, LAN Perú, LAN Ecuador y LAN Argentina, así como en el área de carga a LAN Cargo, con su centro de operaciones en Miami, y sus filiales en Brasil y México, lo que le confiere un carácter de operador eminentemente regional. Estas aerolíneas comparten una misma filosofía y valores comunes, asegurando de esta forma un idéntico estándar de atención, seguridad y eficiencia en cada una de ellas.

LAN Airlines S.A. se rige por las normas aplicables a las sociedades anónimas abiertas, encontrándose inscrita para estos efectos bajo el N° 0306, del 22 de enero de 1987, en el Registro de Valores de la Superintendencia de Valores y Seguros.

In the year 2000 LAN joined oneworld, the world’s leading alliance of quality airlines. That same year the Company commenced implementation of an ambitious investment plan to renew its fleet of aircraft, in line with its commitment to operating the most modern planes on the market.

In 2004 the firm made a change to its corporate image with a view to consolidating and strengthening the LAN trademark in the Latin American region. At an extraordinary shareholders’ meeting of LAN Chile S.A. held on July 23, shareholders agreed to rename the Company “LAN Airlines S.A.” as of September 8, 2004.

Today, the name “LAN” refers to a consolidated group of enterprises that includes the passenger carriers LAN Airlines, LAN Express, LAN Peru, LAN Ecuador and LAN Argentina, and the air freight company LAN Cargo. Operating out of Miami, LAN Cargo has affiliates in Brazil and Mexico, thus lending the firm a truly regional character. All of our airlines share the same philosophy and a common set of values, ensuring customers enjoy identical standards of service, safety and efficiency with every company in the LAN family.

LAN Airlines S.A. operates pursuant to regulations applicable to publicly held corporations in Chile, and is registered under Inscription No. 0306 dated January 22, 1987 in the Register of Securities of the Superintendent of Securities and Insurance.

- **1929** — Primer vuelo

  First flight

- **1946** — Primer vuelo a Argentina

  First flight to Argentina

- **1958** — Primer vuelo a Estados Unidos

  First flight to the United States

- **1964** — Primeros aviones Jet

  First Jet Aircraft

- **1970** — Primer vuelo a Europa

  First flight to Europe

- **1989** — Privatización

  Privatization

- **1994** — Adquirida por los actuales accionistas mayoritarios

  Acquired by current majority shareholders

- **1997** — Listada en la Bolsa de Valores de Nueva York ("LFL")

  Listed on New York Stock Exchange ("LFL")

- **1998** — Inicio del programa de renovación de flota de carga Boeing 767

  Initiation of Boeing 767 freighter fleet replacement program

- **1999** — Alianza con American Airlines

  Lanzamiento de LAN Perú

  Alliance with American Airlines

  Launch of LAN Peru

LAN es una de las aerolíneas líderes de Latinoamérica en el transporte de pasajeros y carga, posicionamiento que ha logrado gracias a su propuesta de valor diferenciada y centrada en el cliente, con el objetivo de brindarle la mejor experiencia de vuelo en cada tipo de operación. Ello se sustenta en la entrega de un servicio a bordo de clase mundial, altos estándares de seguridad y confiabilidad, y el desarrollo de una cada vez más extensa red de destinos.

La operación de pasajeros de LAN sirve actualmente más de 65 destinos en el mundo, ofreciendo una completa conectividad dentro de América Latina y conexión de la región con Estados Unidos, Europa y el Pacífico Sur. Además, gracias a diversos acuerdos de códigos compartidos, sirve otros 63 puntos internacionales. De esta forma LAN es líder en el mercado chileno y peruano, el principal operador internacional en Ecuador y una de las principales aerolíneas de Argentina.

La sólida estrategia de negocios implementada por LAN Airlines fue determinante en los crecimientos alcanzados durante el año 2008. En este periodo, la capacidad creció 11,5% con respecto al año anterior, mientras que el tráfico de pasajeros de la Compañía se incrementó en 12,3%, reflejando en total más de 13,2 millones de pasajeros transportados, un aumento de 19,4% en relación con el año anterior.

LAN today is one of the leading Latin American airlines in passenger and cargo transport. It has earned this position thanks to a differentiated and client-centered value proposition that aims to give its customers the best flying experience in each type of operation. The proposition is built upon the delivery of a world-class in-flight service, high standards of safety and reliability and an ever-widening network of destinations.

The airline’s passenger operation currently serves more than 65 destinations around the world, providing total connectivity within Latin America plus connections between the region and the United States, Europe and the South Pacific. Furthermore, through code-sharing agreements LAN serves an additional 63 international points. This broad offering distinguishes the Company as the market leader in the Chilean and Peruvian markets, the main international operator in Ecuador and one of the principal carriers in Argentina.

The solid business strategy LAN has implemented was a decisive factor in the improvement of various company indicators during 2008. Capacity grew 11.5% over the previous year while passenger traffic rose 12.3% . This achievement was reflected in the 13.2 million passengers carried by the airline, up 19.4% from 2007.

LAN es una de las aerolíneas líderes de Latinoamérica en el transporte de pasajeros y carga, posicionamiento que ha logrado gracias a su propuesta de valor diferenciada y centrada en el cliente.

LAN TODAY IS ONE OF THE LEADING LATIN AMERICAN AIRLINES IN PASSENGER AND CARGO TRANSPORT. IT HAS EARNED THIS POSITION THANKS TO A DIFFERENTIATED AND CLIENT-CENTERED VALUE PROPOSITION.

Participación de Mercado Pasajeros (Diciembre 2008) Passenger Market Share (December 2008)

Internacional / International		Domestico / Domestic
Chile	50%	84%
Perú	39%	78%
Argentina	17%	30%
Ecuador	27%

Fuente : DGAC, JAC y Estimaciones LAN
Source: DGAC, JAC and LAN estimates

Dichos incrementos fueron impulsados principalmente por la expansión de las operaciones domesticas en Chile, Perú y Argentina, cuyos tráficos aumentaron 16,6%, 32,6% y 73,0% respectivamente, como también por el continuo desarrollo de las operaciones de largo alcance de la Compañía hacia Europa, EEUU el Pacífico Sur, México y El Caribe y en ciertas rutas regionales. Con esto, durante el año 2008 los ingresos de pasajeros totalizaron US$2.858,9 millones, un 30,1% más en comparación con 2007.

These increases were driven largely by the expansion of LAN’s domestic operations within Chile, Peru and Argentina, which experienced traffic growth levels of 16.6%, 32.6% and 73.0% respectively. Also key was the continuing development of long-haul operations to Europe, the U.S., the South Pacific, Mexico and the Caribbean and of certain other South American routes. Altogether, passenger revenues in 2008 totaled US$2,858.9 million, a rise of 30.1% over the year before.

Negocio de Pasajeros Internacional
International Passenger Business

Uno de los rasgos distintivos de LAN es su modelo de negocios flexible y diversificado, el cual se basa en la exitosa combinación de las operaciones de carga y pasajeros, con el fin de aprovechar las sinergias existentes entre ambos negocios, y optimizar el rendimiento y utilización de sus aviones. Es así como la Compañía define las rutas que opera considerando tanto la demanda por transporte de pasajeros como la de carga.

En línea con su enfoque de servicio y permanente preocupación por brindar los mejores productos del mercado a sus clientes, en el año 2008 LAN completó el proceso de reconfiguración de la flota Boeing 767-300 con la nueva clase Premium Business, la cual reúne lo mejor de las tradicionales clases Primera y Ejecutiva. Cuenta con asientos cama full flat reclinables en 180°, muy confortables para dormir en una posición totalmente horizontal, asegurándole al pasajero un descanso reponedor así como la máxima privacidad y comodidad durante el viaje. Todo ello acompañado de un servicio a bordo de excelencia y personalizado que LAN se preocupa de mejorar día a día para hacer de la nueva Premium Business una de las mejores clases del mundo para ejecutivos.

La transformación de la flota Boeing 767-300 implicó también el rediseño de la clase Turista, lo cual confirma el compromiso de LAN con cada uno de sus pasajeros. Mediante este proyecto se incorporaron asientos con mayor grado de reclinación, dotados de un cojín que

One of LAN’s distinctive characteristics is its flexible and diversified business model, founded on a successful combination of cargo and passenger operations that captures the synergies between the two businesses and optimizes the utilization and performance of the Company’s aircraft. Thus, in defining the routes it operates the airline takes into account the demand for both passenger and freight transport.

In line with its service orientation and constant concern to bring its customers the best products on the market, LAN in 2008 completed the reconfiguration of its fleet of Boeing 767-300s, which now includes the new Premium Business class. Combining the best of the traditional First and Business classes, it also comes with full-flat seats that recline 180 degrees to a completely horizontal bed position, allowing passengers to sleep in maximum comfort and privacy and arrive at their destinations rested and restored. Premium Business also offers top-level personalized in-flight service that LAN is working every day to improve as it endeavors to make this new class for executive travelers one of the best in the world.

The transformation of the Boeing 767-300 fleet also involved the redesign of LAN’s Economy class, confirming the airline’s commitment to all of its passengers. New seats were installed with a greater recline angle and a cushion that slides forward for increased comfort and convenience on long-haul international flights out of South America.

En el año 2008 LAN completó el proceso de reconfiguración de la flota Boeing 767-300 con la nueva clase Premium Business, la cual reúne lo mejor de las tradicionales clases Primera y Ejecutiva.

LAN IN 2008 COMPLETED THE RECONFIGURATION OF ITS FLEET OF BOEING 767-300S, WHICH NOW INCLUDES THE NEW PREMIUM BUSINESS CLASS, COMBINING THE BEST OF THE TRADITIONAL FIRST AND BUSINESS CLASSES.

se desliza hacia adelante para aumentar la sensación de comodidad y confort en los vuelos internacionales de largo alcance operados por la aerolínea desde Sudamérica. Adicionalmente, esta renovada clase turista permite a los pasajeros disfrutar de una nueva oferta de programación a bordo, la cual incluye música, juegos y películas, con pantallas individuales de mayor tamaño y óptima resolución, con el mismo contenido de entretenimiento que la Premium Business.

En línea con su estrategia de excelencia en el servicio, en 2008 la Compañía culminó su plan de innovaciones en materia de programación a bordo en sus Boeing 767-300, para situarse entre las aerolíneas con la mayor variedad y entretención del mundo. A través de sistemas de audio y video a pedido, con pantallas individuales de última generación en cada asiento, la nueva oferta incluye más de 85 alternativas, entre películas, canales de series y documentales, más de 450 CDs de música, juegos tanto individuales como con la modalidad multiplayer (ajedrez y battleship), que permite jugar con otros pasajeros del avión.

Estas iniciativas representaron una inversión de aproximadamente US$100 millones en el servicio que LAN brinda a sus clientes, y la posicionan como la única aerolínea de la región que ofrece un producto de este tipo en vuelos entre Sudamérica y Norteamérica.

Apostar por el futuro y seguir mejorando cada día es parte del compromiso y desafío de LAN con todos sus clientes. Es por ello que en octubre de 2008 la Compañía dio inicio al plan de reconfiguración de su flota Airbus 340, que sirven las rutas de más largo alcance hacia Europa y Australia, para dotar a estos aviones de similares atributos y adelantos

In the renovated Economy class travelers also enjoy a new on-board entertainment offer that includes music, games and films on bigger individual video monitors, with the same programming content as in Premium Business.

Consistent with its strategy of providing a service of excellence, LAN in 2008 completed implementation of an innovative in-flight entertainment package on its Boeing 767-300s, thus ranking the airline as one of the world’s best in terms of programming variety. An on-demand audio and video system with latest-generation individual screens at every seat allows travelers to choose among more than 85 options that include movies, TV series and documentaries, more than 450 music CDs and single-person games, plus multiplayer ones (chess and Battleship) that can be enjoyed with fellow passengers.

These initiatives represent an investment of approximately US$100 million in the service LAN provides to its customers, positioning it as the only airline in the region that offers a product of this caliber on flights between South and North America.

LAN’s determination to look to the future and improve every day is both a challenge for the Company and a commitment to all its clients. With this in mind, the airline last October initiated a reconfiguration plan for its fleet of Airbus A340s. These aircraft, which serve on the longest of its long-haul routes to Europe and Australia, will be equipped with technological advances and other features similar to those implemented on its Boeing 767-300s. This project is expected to be completed during the first half of 2009.

tecnológicos implementados en los Boeing 767-300. Este es un proyecto que se espera completar en el primer semestre de 2009.

La continua innovación en su oferta de servicio abarcó también a la flota Airbus A320 para operaciones regionales de corto alcance. Es así como en el segundo semestre de 2008 LAN lanzó la nueva Premium Economy en su flota Airbus A320, clase especialmente pensada para ofrecer un producto adecuado a las necesidades de los clientes que viajan por negocios dentro de Sudamérica. La Premium Economy permite al pasajero disfrutar de más espacio y comodidad en una cabina exclusiva para 12 personas, donde el asiento central de cada fila se convierte en una mesa que permite trabajar adecuadamente durante el vuelo. Adicionalmente el servicio privilegia la eficiencia en el uso del tiempo en las diferentes etapas del viaje, elevando la propuesta de valor en este tipo de operaciones. Además del chequeo a través de LAN.com, esta nueva clase ofrece check in preferente, acceso al salón VIP, embarque en el momento en que se desee, prioridad en el desembarque y retiro del equipaje, entre otras ventajas. De esta forma, LAN se convierte en la primera aerolínea de Sudamérica que ofrece un servicio de este tipo a quienes viajan por negocios en vuelos de menos de 5 horas.

Para LAN, la permanente ampliación de su red de destinos constituye una prioridad, ya que ello le permite avanzar en su

LAN’s continuous innovations in its service offer also extend to its Airbus A320 fleet operating short-haul regional routes. During the second half of 2008 the airline launched its Premium Economy class on the A320s, which was especially conceived to provide a product that meets the needs of business travelers flying within South America. In this new class passengers are treated to greater space and comfort in an exclusive cabin for 12 persons, with a center seat in each row that converts into a convenient work table. Premium Economy also improves the value proposition with a series of advantages that save customers time at each stage of their trip. In addition to checking in through LAN.com, they are assured preferential check-in, access to VIP lounges, boarding at any time, priority disembarkation and baggage claim, and various other benefits. With this new class LAN becomes the first airline in South America to provide such a service for business travelers on flights under five hours.

Another priority at LAN is the ongoing expansion of its network of destinations in pursuit of its goal to connect Latin America to the world. Last year was no exception to this effort as new destinations were added and frequencies on key routes increased in order to offer both passengers and cargo customers the best alternatives possible.

objetivo de conectar Latinoamérica con el mundo. En este sentido el 2008 no fue la excepción y es así como se agregaron nuevos destinos e incrementaron frecuencias en algunas rutas claves, para ofrecer las mejores alternativas a sus pasajeros y clientes de carga.

En septiembre LAN inició operaciones a Toronto, Canadá, ofreciendo 5 vuelos a la semana en la ruta Santiago-Nueva York-Toronto, incorporando así un nuevo destino en Norteamérica, que se suma a los puntos que actualmente sirve en Estados Unidos: Los Angeles, Miami y Nueva York. Gracias a este nuevo servicio, quienes deseen viajar hacia y desde Canadá tienen ahora una opción eficiente y cómoda para sus vuelos a esa zona del mundo, al mismo tiempo que se brinda una nueva alternativa de carga para los clientes exportadores e importadores.

Durante 2008 se desarrolló aún más la conectividad entre la región y Norteamérica, entre las que destacan un aumento de tres a cinco frecuencias semanales entre Lima y Ciudad de México, de siete a diez frecuencias semanales entre Lima y Miami, de seis a siete las frecuencias entre Lima y Nueva York y de nueve a diez

In September 2008 LAN commenced operations to Toronto with five weekly flights to the Canadian city on the Santiago-New York-Toronto route. Thus, another North American destination was added to New York, Los Angeles and Miami, the trio of U.S. points currently served by the airline. With this new service, those wishing to travel to and from Canada now have an efficient and comfortable option, which also opens up a new cargo alternative for importers and exporters.

Connectivity between South and North America was also deepened during 2008, most notably through the increase of weekly frequencies from three to five between Lima and Mexico City, from seven to ten between Lima and Miami, from six to seven between Lima and New York, from nine to ten between Lima and Los Angeles, and from three to five on the non-stop route joining Santiago and New York.

frecuencias semanales entre Lima y Los Ángeles, además de un aumento de tres a cinco frecuencias semanales en la ruta non stop entre Santiago y Nueva York.

Adicionalmente, la compañía realizó importantes cambios a su red de itinerarios, lo cual generó un mayor flujo de pasajeros provenientes desde Europa a la región, mejorando así la conectividad con el Viejo Continente.

En el ámbito regional, la Compañía continúa consolidando su hub en Lima, que constituye el centro de la red latinoamericana y que complementa su red intercontinental. A través de su filial LAN Perú, en mayo la Compañía inició operaciones diarias entre Lima y Medellín, con escala en Quito, sumando así un segundo destino en Colombia, además de Bogotá. Así, desde Lima la aerolínea ofrece hoy 15 puntos de conexión con la región y el mundo, como son las ciudades de Guayaquil, Quito, Bogotá, Medellín, Caracas, La Paz, Santa Cruz, Santiago, Buenos Aires, Sao Paulo, Ciudad de México, Miami, Los Ángeles, Nueva York y Madrid. Además, en diciembre, LAN Perú aumentó de siete a 14 las frecuencias semanales

In addition, the Company made important changes to its itineraries that resulted in a greater flow of passengers from Europe to South America, thus improving connectivity across the Atlantic.

At the regional level LAN continues to consolidate its hub in Lima, the nerve center of the airline’s Latin American network which also complements its intercontinental services. Through its subsidiary LAN Peru, the Company began daily flights between Lima and Medellin with a stopover in Quito, thus adding a second Colombia operation to its existing Bogota service. This route brings to 15 the number of connecting points within the region and beyond that are served from the Peruvian capital, the other 12 being Guayaquil, Caracas, La Paz, Santa Cruz, Santiago, Buenos Aires, Sao Paulo, Mexico City, Miami, Los Angeles, New York and Madrid. Moreover, in December LAN Peru boosted weekly frequencies between Lima and Quito from seven to 14, frequencies between Lima and Bogotá from seven to 12 and those between Lima and La Paz from three to five. LAN Argentina, meanwhile, launched its Buenos Aires-Lima service with seven weekly frequencies, over and above the 14 flights on this route offered by LAN Peru.

LAN ha complementado su propio desarrollo en el negocio de pasajeros y carga con la suscripción de alianzas estratégicas y acuerdos comerciales con importantes operadores aéreos del mundo, lo cual le ha permitido incrementar significativamente la cobertura de destinos.

LAN HAS ALSO COMPLEMENTED ITS OWN DEVELOPMENT OF THE PASSENGER AND CARGO BUSINESSES THROUGH STRATEGIC ALLIANCES AND COMMERCIAL AGREEMENTS WITH OTHER MAJOR WORLD AIRLINES, ALLOWING THE COMPANY TO SIGNIFICANTLY INCREASE ITS COVERAGE OF DESTINATIONS.

entre Lima y Quito, de siete a 12 las frecuencias entre Lima y Bogotá y de tres a cinco las frecuencias entre Lima y La Paz. Adicionalmente, durante el mismo mes, LAN Argentina comenzó a operar la ruta Buenos Aires-Lima con siete frecuencias semanales, sumándose este nuevo servicio a las 14 frecuencias semanales que tiene LAN Perú y que también unen el aeropuerto de Ezeiza con el de Lima.

LAN ha complementado su propio desarrollo en el negocio de pasajeros y carga con la suscripción de alianzas estratégicas y acuerdos comerciales con importantes operadores aéreos del mundo, lo cual le ha permitido incrementar significativamente la cobertura de destinos, ofrecer más servicios y beneficios a sus clientes a nivel global, y mejorar su posición competitiva.

En este contexto destaca su participación en la alianza oneworld, que en 2009 cumple su décimo aniversario, siendo la única aerolínea de América Latina que pertenece a este selecto grupo. Actualmente esta alianza está integrada por las más grandes y prestigiosas aerolíneas del mundo, como son American Airlines, British Airways, Cathay Pacific,

LAN has also complemented its own development of the passenger and cargo businesses through strategic alliances and commercial agreements signed with other major world airlines. These allow the Company to significantly increase its coverage of destinations, offer more services and benefits to its customers at the global level and strengthen its competitive position.

Most notable in this regard is LAN’s membership in the oneworld alliance, making it the only Latin American carrier in this select group of airlines. The alliance, which celebrates its tenth anniversary in 2009, brings together the world’s largest and most prestigious companies, currently including American Airlines, British Airways, Cathay Pacific, Finnair, Iberia, Japan Airlines, LAN Airlines, Malév Hungarian Airlines, Qantas and Royal Jordanian, as well as 20 associates such as American Eagle, Dragonair, LAN Argentina, LAN Ecuador and LAN Peru.

Soon to join the alliance is Mexicana de Aviación, which in 2008 accepted an invitation to share oneworld’s commitment to provide top-quality services and benefits.

Finnair, Iberia, Japan Airlines, LAN Airlines, Malév Hungarian Airlines, Qantas y Royal Jordanian, además de 20 asociadas, entre las cuales se incluyen American Eagle, Dragonair, LAN Argentina, LAN Ecuador y LAN Perú.

Cabe destacar que próximamente se integrará Mexicana de Aviación, tras aceptar en 2008 una invitación para unirse a este grupo de aerolíneas que tienen el compromiso de brindar servicios y beneficios de primera calidad, con lo que la red global de la alianza se expandirá a casi 700 aeropuertos en cerca de 150 países, con una flota combinada de cerca de 2.500 aviones que operará unos 9.000 vuelos al día y transportará 320 millones de pasajeros al año.

Actualmente oneworld es la única alianza global que cuenta con socios en Sudamérica, a través de LAN Airlines, lo que representa un claro reconocimiento al permanente compromiso de la Compañía con sus clientes, en orden a entregarles un producto de excelencia y con estándares de seguridad internacional.

Como miembro de este selecto grupo, LAN Airlines ofrece a sus pasajeros todo el rango de servicios y beneficios de oneworld. Esto implica acceder a un sistema integrado de reservas y a una malla flexible de itinerarios, combinar vuelos de distintas compañías usando sólo el ticket electrónico, acumular kilómetros en el caso del viajero frecuente y cobrar premios en todas las otras compañías que integran la alianza, y tener acceso a los 550 salones VIP en aeropuertos alrededor del mundo, entre otras ventajas.

A esta alianza global se suman los acuerdos bilaterales que LAN mantiene tanto con algunos miembros de oneworld como son American Airlines, British Airways, Iberia y Qantas,

The integration of the Mexican airline into the group will expand its global network to almost 700 airports in 150 countries served by a combined fleet of some 2,500 aircraft operating 9,000 flights daily and carrying 320 million passengers annually.

At present, oneworld is the only global alliance with members from South America, all of which belong to the LAN group of airlines. This constitutes a clear recognition of the Company’s ongoing commitment to delivering its customers a product of excellence with international safety standards.

As a full member of this elite circle, LAN Airlines offers its passengers the complete range of oneworld services and benefits. These include an integrated reservation system and a flexible array of itineraries combining the flights of various companies using a single electronic ticket, the ability to earn and redeem frequent flyer points across the entire alliance, and access to the 550 VIP lounges in airports around the world, to name just some of the advantages.

LAN has also entered into bilateral agreements with certain airlines in the oneworld alliance such as American Airlines, British Airways, Iberia and Qantas, as well as non-alliance members Aeroméxico, Mexicana, Alaska Airlines, Korean Air and TAM. The accords enable LAN to offer flights with these airlines through code-sharing and broaden the benefits of its frequent-flyer programs.

como también con Aeroméxico, Mexicana , Alaska Airlines, Korean Air y TAM , los que permiten a LAN ofrecer vuelos en códigos compartidos y ampliar beneficios a los programas de pasajeros frecuentes.

En noviembre de 2008 comenzó a regir el acuerdo de códigos compartidos entre LAN Argentina y TAM, el cual ya había sido implementado con anterioridad en Chile y Perú, lo que refuerza la alianza comercial suscrita en 2007 por LAN Airlines con la compañía brasilera con el objetivo de desarrollar los enlaces aéreos en las rutas operadas por ambas aerolíneas dentro de América del Sur.

Durante el año 2008, el tráfico de pasajeros internacional de la Compañía -incluyendo rutas regionales y de largo alcance- se incrementó en 6.6%, representando el 72% del tráfico total de LAN, La oferta -medida en ASKs- aumentó 6.1% con respecto al año anterior lo cual se explica, principalmente, por un incremento en la operación de las rutas hacia Europa, Estados Unidos, el Pacífico Sur, México y El Caribe y en ciertas rutas regionales.

LAN ha sido capaz de posicionarse exitosamente frente a la competencia que enfrenta en la mayoría de sus rutas. En las rutas a Norteamérica LAN compitió principalmente con American Airlines, Continental Airlines, Delta Airlines, Air Canada, Aerolíneas Argentinas, TACA, COPA y Spirit, mientras que en los vuelos con destino a Europa lo hizo con Iberia, Air France-KLM, Air Comet y Swiss/Lufthansa. En el mercado regional los competidores más relevantes son Aerolíneas Argentinas, Aeroméxico, Avianca, COPA, TACA, TAM y GOL.

In November 2008 a code-sharing agreement previously implemented for Chile and Peru went into effect between LAN Argentina and Brazil-based TAM Airlines. The new arrangement reinforces the commercial alliance signed in 2007 between the Brazilian company and LAN Airlines with the intention of developing linkages between the two carriers’ routes within South America.

In 2008 LAN’s international passenger traffic – including regional and long-haul routes – rose by 6.6%, accounting for 72% of the Company’s total traffic for the year. Measured in ASKs the airline’s offer increased 6.1% over 2007, a result owing principally to the growth in operations on routes to Europe, the U.S., the South Pacific, Mexico, the Caribbean and certain regional routes.

LAN has demonstrated its ability to successfully position itself in relation to the competition. On North American routes the Company competes mainly with American Airlines, Continental Airlines, Delta Airlines, Air Canada, Aerolíneas Argentinas, TACA, COPA and Spirit, while on flights to Europe it goes head-to-head with Iberia, Air France-KLM, Air Comet and Swiss/Lufthansa. In the regional market, LAN’s most significant rivals are Aerolíneas Argentinas, Aeroméxico, Avianca, COPA, TACA, TAM and GOL.

La constante expansión de sus rutas, conjuntamente con las permanentes innovaciones en productos y servicios, le ha valido consolidar su fuerte imagen de marca como la mejor y más segura línea aérea en América Latina, habiendo obtenido numerosos premios a la calidad del servicio.

THE CONSTANT EXPANSION OF ITS ROUTE NETWORK COUPLED WITH PERMANENT INNOVATION IN ITS PRODUCTS AND SERVICES HAS SECURED LAN A STRONG CORPORATE IMAGE AS THE BEST AND SAFEST AIRLINE IN LATIN AMERICA WHILE EARNING IT VARIOUS AWARDS FOR QUALITY OF SERVICE.

La constante expansión de sus rutas, conjuntamente con las permanentes innovaciones en productos y servicios, le ha valido consolidar su fuerte imagen de marca como la mejor y más segura línea aérea en América Latina, habiendo obtenido numerosos premios a la calidad del servicio.

Es así como en 2008 LAN fue elegida la mejor aerolínea de América Latina, según el ranking elaborado por la prestigiosa revista norteamericana especializada de negocios Latin Trade; la mejor aerolínea de Centro y Sudamérica de acuerdo a los premios GT Tested Awards, de la importante revista Global Traveler de Estados Unidos, en tanto su clase Ejecutiva fue elegida la mejor de Sudamérica por los lectores de Business Traveler. Adicionalmente, fue reconocida como la mejor aerolínea de Centro, Sudamérica y El Caribe de acuerdo a OAG, Oficial Airline Guide, la guía líder a nivel mundial en información de viajes aéreos; la mejor compañía de Sudamérica según la encuesta anual realizada a pasajeros de todo el mundo por la prestigiosa empresa inglesa de estudios de mercado SkyTrax, entre otros reconocimientos.

The constant expansion of its route network coupled with permanent innovation in its products and services has secured LAN a strong corporate image as the best and safest airline in Latin America while earning it various awards for quality of service. Thus, in 2008 the Company was elected the best airline in Latin America by the prestigious American business magazine Latin Trade, and was named the best airline in Central/South America at the GT Tested Awards presented by the prominent U.S. monthly Global Traveler. The readers of Business Traveler also chose LAN’s Executive class as the best in South America. Among other awards, LAN was recognized as the best airline based in Central/ South America and the Caribbean by OAG (Official Airline Guide), the world’s leading publication on flight information, and was the choice for best company in South America of travelers from around the world surveyed by the prestigious UK market research firm SkyTrax.

LAN transportó 3,5 millones de pasajeros dentro de Chile, un 17,3% más que en 2007. Un porcentaje importante de estos son personas que utilizaron el avión por primera vez.

A TOTAL OF 3.5 MILLION PASSENGERS WERE CARRIED BY LAN IN 2008 ON DOMESTIC ROUTES WITH IN CHILE, UP 17.3% OVER THE PREVIOUS YEAR. A SIGNIFICANT PROPORTION OF THEM WERE TRAVELING BY PLANE FOR THE FIRST TIME.

En las rutas domésticas dentro de Chile, la Compañía mantuvo en 2008 una sólida posición de liderazgo. En Chile, LAN sirve 15 destinos a lo largo del país, cubriendo las principales ciudades de norte a sur, además de la ruta Santiago-Isla de Pascua. Su participación de mercado alcanzó al 84% a diciembre de 2008, siendo Sky Airlines su principal competidor. La Compañía también compitió durante 2008 con Air Comet Chile, empresa que dejó de operar en el mercado de cabotaje nacional en octubre de este año.

Durante 2008, LAN aumentó su capacidad en 10,6% dentro de Chile, completando la modernización de su flota al finalizar en mayo el reemplazo de los últimos aviones Boeing 737-200 por modernas aeronaves Airbus de la familia A320. El tráfico de LAN en rutas domesticas dentro de Chile creció 16,6% con respecto al 2007, con un factor de ocupación que alcanzó 76,5% para el ejercicio.

LAN transportó 3,5 millones de pasajeros dentro de Chile, un 17,3% más que en 2007. Un porcentaje importante de estos son personas que utilizaron el avión por primera vez. Estas cifras corroboran la extraordinaria respuesta de los pasajeros a la “nueva forma de viajar” en Chile, un novedoso modelo implementado en abril de 2007 y que ha sido clave en el incremento de los pasajeros transportados.

LAN maintained a solid leadership position in 2008 on its domestic routes in Chile. The airline serves 15 destinations throughout the country, covering the main centers from north to south plus the Santiago-Easter Island route. Its market share was 84% as of December, with Sky Airlines being its principal rival. LAN also competed during part of the year with Air Comet Chile, which ceased cabotage operations in October.

During 2008 LAN increases its capacity in Chile by 10.6% upon the completion in May of its fleet modernization program, which replaced the last of its Boeing 737-200s with modern Airbus planes from the A320 family. Traffic on domestic routes grew 16.6% over 2007, with a load factor for the year of 76.5% .

A total of 3.5 million passengers were carried by LAN in 2008 on domestic routes within Chile, up 17.3% over the previous year. A significant proportion of them were traveling by plane for the first time. These figures confirm the extraordinary response of Chileans to the “new way to travel” initiative, an innovative business model implemented in April 2007 that has been instrumental to the rise in passenger volumes.

Esta “nueva forma de viajar” consistió en un nuevo modelo de negocios basado en una renovación total de la flota, una mayor utilización de ésta, y procesos más simples para que viajar sea cada vez más fácil y económico. Se trata de una verdadera transformación de largo plazo, que le permitió a la Compañía ofrecer descuentos que superaron el 35% en las tarifas más económicas para que quienes nunca habían volado pudieran hacerlo y quienes ya lo hacían por negocios o vacaciones tuvieran la opción de volar muchas más veces aprovechando las ventajas de comodidad, tiempo y economía que les ofrece LAN. El gran favorecido es el cliente, toda vez que el modelo le permite acceder a precios más bajos, volando en aviones nuevos de la familia Airbus A320, con más alternativas de itinerarios, con operaciones de día y noche, con más vuelos directos y con procesos simplificados para que viajar sea cada vez más fácil, rápido y conveniente.

El sitio web LAN.com ha cumplido un rol fundamental en este crecimiento. Además de la posibilidad de comprar pasajes directamente por Internet, un servicio que está siendo cada vez más utilizado es el chequeo por Internet, que permite llegar al aeropuerto con la tarjeta de embarque en la mano y el asiento elegido. En los aeropuertos también se han simplificado los procesos a través de la instalación de prácticos módulos de auto chequeo, que han permitido agilizar de forma importante los trámites de embarque. En los vuelos dentro de Chile, tres de cada cuatro pasajeros que viajan en LAN ya utiliza alguna de estas alternativas, haciendo más eficiente y expedito su proceso de embarque.

The new model is based on the complete renewal of LAN’s fleet, higher utilization rates and simpler processes that make travel easier and more economical. It has brought about a genuine transformation of the airline’s passenger business, allowing it to offer discounts of more than 35% on the lowest fares. People who had never flown before are now able to, while those who had previously traveled by air for business or pleasure can do so more often, enjoying all the advantages LAN has to offer in terms of comfort, time savings and economy. The true beneficiaries of the model are the Company’s customers, who are enjoying lower prices, new Airbus A320 aircraft, more schedule alternatives with day and night flights, more direct services and simplified passenger processes that make travel easier, faster and more convenient.

The LAN.com web site has played a fundamental role in this growth of LAN’s passenger business. As well as buying tickets directly over the web, customers are increasingly using the site’s Internet check-in service, which allows them to obtain boarding passes and choose a seat before arriving at the airport. Also, airport processes have been streamlined with the installation of convenient self-service check-in kiosks that have greatly simplified boarding procedures. On flights within Chile, three out of four passengers are already using one of these alternatives to make checking in faster and more efficient.

LAN Perú inició sus operaciones el 2 de julio de 1999 y desde entonces ha desarrollado una exitosa historia de crecimiento e integración con el país y la sociedad. Su compromiso de trabajar para modernizar la aviación comercial peruana y ofrecer el mejor servicio de transporte aéreo de pasajeros y de carga le ha valido posicionarse como la aerolínea líder del país, con una participación a diciembre del 2008 en el transporte de pasajeros que se eleva al 78% en las rutas nacionales.

Consistente con ese compromiso, la Compañía se ha preocupado en forma permanente de mejorar la conectividad al interior del Perú y con el resto del mundo, lo que le ha permitido responder eficazmente a la mayor demanda del servicio de transporte aéreo que se ha registrado en el país como consecuencia de su dinamismo económico. Cabe destacar que en 2008 Perú se ubicó como la economía de mayor crecimiento en Latinoamérica, con un 9,8%, completando diez años continuos de crecimiento positivo.

En la misma línea, para LAN Perú ha sido prioritario estructurar un producto acorde a las necesidades de los clientes y entregar un servicio con los más elevados estándares de calidad y seguridad internacional. Para ello ha incorporado los aviones más modernos del mercado a su flota, la que a diciembre de 2008 estaba compuesta por 14 Airbus 319 para servir las rutas domésticas y regionales, además de los cinco Boeing 767 que utiliza para las operaciones internacionales.

La posición geográfica que tiene el Perú es estratégica en Latinoamérica y tiene un potencial enorme de conexión para que más personas de Sudamérica se muevan a través del país

LAN Peru commenced operations on July 2, 1999, and has since established a successful track record of growth and integration with the country and its people. The Company’s commitment to work toward the modernization of Peru’s commercial aviation industry and offer the best passenger and cargo air transport services has positioned it as the leading airline in the country, with a market share of 78% on domestic routes as of December 2008.

In keeping with this commitment LAN Peru has labored incessantly to strengthen connectivity within the country and with the rest of the world. These improvements have enabled the Company to respond effectively to the increased demand for air transport spurred by Peru’s vigorous economy, which in 2008 marked 10 consecutive years of continuous expansion with Latin America’s highest growth rate at 9.8% .

LAN Peru has also made a priority of structuring a product that satisfies the needs of its customers while delivering a service meeting the highest quality and international safety standards. To achieve this the airline has incorporated the most modern aircraft in the market into its fleet, which as of December 2008 boasted fourteen Airbus A319s for domestic and regional routes and five Boeing 767s for international operations.

Peru occupies a strategic geographical location in Latin America, with enormous potential as a connecting point for moving South American travelers through the country en route to other destinations. In view of this LAN Airlines in

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a otros destinos. En función de ello es que LAN Airlines lanzó en 2004 su hub regional en Lima, el cual progresivamente se ha ido posicionando como la alternativa más atractiva para viajes dentro de América del Sur, objetivo que se vio fortalecido en 2008 gracias al incremento de los vuelos tanto a nivel nacional como internacional implementado por LAN Perú.

En este período la Compañía inauguró dos nuevos destinos en el mercado doméstico, al abrir la ruta Lima–Tumbes–Lima e iniciar operaciones a Cajamarca, en el norte del país, además de agregar dos nuevas rutas que conectan Tacna e Iquitos con la ciudad del Cusco. Adicionalmente, se aumentó la oferta doméstica, al incrementar las frecuencias en rutas ya establecidas hacia las ciudades de Piura, Trujillo, y Chiclayo en el norte; Tarapoto, Pucallpa e Iquitos en el este, y Cuzco, Arequipa, Tacna y Juliaca en el sur. Estos nuevos servicios responden al interés de la Compañía por acompañar el crecimiento que está experimentando la zona norte del país, con actividades vinculadas a la agroindustria, la minería y el turismo.

Es así como LAN Perú sirve hoy 14 ciudades al interior del país y realiza hasta 104 despegues diarios. Cusco es el destino que tiene la mayor cantidad de operaciones, ya que la Compañía ha incrementado su oferta a ese destino

2004 launched its regional hub in Lima, which has gradually grown to position itself as the most attractive option for travel within the continent. This status was reinforced in 2008 with the implementation by LAN Peru of additional flights at both the domestic and international levels.

New operations inaugurated by the Company last year in the domestic market include the Lima–Tumbes–Lima route and flights to Cajamarca in northern Peru, plus two routes connecting Tacna and Iquitos with the city of Cusco. Frequencies were boosted on existing domestic routes to Piura, Trujillo and Chiclayo in the north, Tarapoto, Pucallpa and Iquitos in the east, and Cusco, Arequipa, Tacna and Juliaca in the south. These new services reflect the airline’s determination to keep up with the growth of agroindustry, mining and tourism in the northern part of the country.

With this expansion of its services, LAN Peru aircraft now take off 104 times a day for 14 different cities around the country. Since the Company increased its offer to Cusco the popular tourist center has been its busiest destination, with up to 18 daily flights catering to the demand generated by

LAN Perú inició sus operaciones el 2 de julio de 1999 y desde entonces ha desarrollado una exitosa historia de crecimiento e integración con el país y la sociedad.

LAN PERU COMMENCED OPERATIONS ON JULY 2, 1999, AND HAS SINCE ESTABLISHED A SUCCESSFUL TRACK RECORD OF GROWTH AND INTEGRATION WITH THE COUNTRY AND ITS PEOPLE.

Para LAN Perú ha sido prioritario estructurar un producto acorde a las necesidades de los clientes y entregar un servicio con los más elevados estándares de calidad y seguridad internacional. Para ello ha incorporado los aviones más modernos del mercado a su flota.

LAN PERU HAS MADE A PRIORITY OF STRUCTURING A PRODUCT THAT SATISFIES THE NEEDS OF ITS CUSTOMERS WHILE DELIVERING A SERVICE MEETING THE HIGHEST QUALITY AND INTERNATIONAL SAFETY STANDARDS. TO ACHIEVE THIS THE AIRLINE HAS INCORPORATED THE MOST MODERN AIRCRAFT IN THE MARKET INTO ITS FLEET.

–llegando a tener hasta 18 frecuencias de vuelo diarias– para atender la mayor demanda que se ha generado por visitar la ciudadela de Machu Picchu, considerada como una de las siete maravillas del mundo. Le siguen Arequipa, Piura, Iquitos, Trujillo y Chiclayo. Los esfuerzos de la aerolínea por mejorar la oferta de su producto han sido una constante, lo cual queda de manifiesto en que hoy opera al menos dos frecuencias de vuelo diarias a las distintas ciudades que atiende, generando con ello un enorme beneficio para el usuario al permitirle ir a un destino y volver el mismo día.

Con todo, el 2008 fue un año de fuerte crecimiento para la operación doméstica de LAN Perú, lo que se vio reflejado en un aumento de 32,6% en el tráfico, con un factor de ocupación que alcanzó 76,0%. Sus principales competidores en este mercado durante 2008 fueron StarPerú, Aerocondor y TACA Perú.

visitors to nearby Machu Picchu, considered to be one of the Seven Wonders of the World. Next in order of frequencies are Arequipa, Piura, Iquitos, Trujillo and Chiclayo. In its constant effort to improve its product offer the airline schedules at least two flights daily to every destination, an enormous benefit to users who can thus count on same-day return service to any point in LAN Peru’s network.

All in all, 2008 was a year of strong growth for the Company’s domestic operations. This was reflected in a 32.6% increase in traffic and a load factor of 76.0% . The airline’s main competitors in this market last year were StarPerú, Aerocondor and TACA Peru.

Clave en el crecimiento del tráfico doméstico de la Compañía ha sido la campaña “Vuela de noche, vuela barato” implementada en 2007. Al igual que el modelo implementado en la operación domestica en Chile, este nuevo modelo de negocios para vuelos de corto alcance implica aumentar la utilización de los aviones con tarifas más económicas y competitivas, con lo que se busca estimular a que más personas utilicen el avión como medio de transporte. Durante 2008 LAN Perú transportó un total de 3,0 millones de pasajeros al interior del país, un 33,2% de aumento en relación a 2007, siendo un porcentaje importante de estos pasajeros que volaban por primera vez.

La exitosa implementación de este modelo de negocios significó para la Compañía un arduo trabajo orientado a optimizar sus procesos y reducir costos, donde la renovación de la flota ha sido un factor determinante. Sus aviones Airbus 319 tienen una antigüedad promedio de tres años, y permiten una operación más eficiente gracias a una mayor capacidad de utilización y menor consumo de combustible. En este sentido, cabe destacar que LAN Perú es la única aerolínea del país que opera aeronaves tan modernas y de alta tecnología en el servicio nacional, lo que es consistente con su objetivo de brindar la mejor y más segura experiencia de vuelo a todos los usuarios.

Key to the growth of the Company’s domestic traffic was the low-fare night flight campaign implemented in 2007. As with the domestic flight initiative adopted in Chile, LAN Peru’s new business model for short-haul services involves improving utilization rates with cheaper and more competitive fares that stimulate more people to travel by plane. A total of three million passengers, many of them flying for the first time, took domestic flights with the airline in 2008, an increase of 33.2% compared to 2007.

The successful implementation of this model was the result of much hard work by the Company to optimize its processes and reduce costs. A decisive factor in this effort was the renewal of its fleet. With an average age of three years, LAN Peru’s Airbus A319s are the heart of a very efficient operation thanks to high utilization rates and low fuel consumption. Indeed, the airline is the only one in the country to operate such modern and high-technology aircraft on domestic routes, consistent with its objective of ensuring the best and safest flying experience for all of its users.

LAN Perú es una aerolínea comprometida con el desarrollo del país, lo que queda de manifiesto no sólo en su permanente afán por aumentar la conectividad sino también en su afán por apoyar el incremento de oportunidades para el comercio y el turismo.

LAN PERU IS FIRMLY COMMITTED TO THE DEVELOPMENT OF THE COUNTRY. THIS IS EVIDENT IN ITS ON GOING EFFORTS TO INCREASE CONNECTIVITY AND SUPPORT NEW OPPORTUNITIES FOR BUSINESS AND TOURISM.

LAN Perú es una aerolínea comprometida con el desarrollo del país, lo que queda de manifiesto no sólo en su permanente afán por aumentar la conectividad sino también en su afán por apoyar el incremento de oportunidades para el comercio y el turismo. En este sentido, la Compañía ha sido un activo colaborador de las autoridades en iniciativas que apuntan a promover al país como destino turístico, destacando el programa “Perú Vive La Leyenda” impulsado en 2008 por la alianza oneworld en conjunto con PromPerú, la comisión de Promoción del Perú para la exportación del turismo. La campaña tiene por objetivo fomentar el turismo hacia el Perú en los 150 países servidos por las aerolíneas integrantes de la alianza –entre las cuales se encuentra LAN Perú–motivando a las personas a disfrutar sus vacaciones en

LAN Peru is also firmly committed to the development of the country. This is evident in its ongoing efforts to increase connectivity and support new opportunities for business and tourism. The Company has collaborated actively with government authorities on initiatives to promote Peru as a tourist destination, fully backing the “Perú, Vive La Leyenda” (Peru, Live the Legend) campaign by the oneworld alliance in conjunction with PromPerú, the Peru Export and Tourism Promotion Board. The program seeks to encourage potential tourists in the 150 countries served by oneworld members – including LAN Peru – to travel to the country and enjoy one of Latin America’s most attractive, fascinating and welcoming destinations. This joint effort marks the first time

Su enfoque de servicio centrado en el cliente, sumado a sus elevados estándares de calidad y seguridad internacional, le han valido a LAN Perú ser reconocida por viajeros frecuentes como la mejor aerolínea del país.

LAN PERU’S CLIENT-CENTERED SERVICE IN COMBINATION WITH ITS HIGH QUALITY AND INTERNATIONAL SAFETY STANDARDS HAVE EARNED IT THE RECOGNITION OF FREQUENT TRAVELERS AS THE BEST COMPANY IN THE COUNTRY’S AIRLINE INDUSTRY.

uno de los destinos más atractivos, fascinantes y acogedores de América Latina. Cabe destacar que ésta es la primera vez que una alianza de aerolíneas ha trabajado de manera conjunta con una organización de turismo nacional en Sudamérica o Norteamérica en una campaña de este tipo.

En la misma línea, a principios de diciembre la Compañía lanzó una publicación de lujo sobre el turismo y la gastronomía peruana, en el marco de sus objetivos de Responsabilidad Social que buscan resaltar estos dos ámbitos culturales inherentes al país. La obra se denomina “COCINA DE ALTO VUELO, Turismo Gastronómico en el Perú”, a través de la cual la Compañía busca mostrarle a todos los viajeros alrededor del mundo que, más allá de las grandes culturas que nacieron en el Perú y más allá de sus bellezas naturales, el peruano es un pueblo cálido, acogedor y alegre, dispuesto a atender al visitante con la mejor gastronomía del continente. En el libro de 256 páginas y versión bilingüe, se presentan gráficamente los atractivos turísticos más relevantes de las quince regiones del país, partiendo de sus insumos e ingredientes, hasta llegar al plato típico de cada región, con recetas preparadas por 30 reconocidos chefs peruanos.

Adicionalmente, LAN Perú colaboró activamente en la organización de la XVI Cumbre de Líderes del Foro de Cooperación Económica Asia Pacífico (APEC) 2008, evento que tuvo lugar el 22 y 23 de noviembre en la ciudad de Lima y que congregó a los mandatarios de las 21 economías de la región. En este contexto, la Compañía atendió a 11 de las 21 delegaciones participantes, quienes reconocieron el buen servicio, calidez y rapidez brindados, producto de las coordinaciones previas. Asimismo, agradecieron la atención personalizada y los detalles como el discurso de bienvenida a bordo y las facilidades para el check in y entrega adelantada de equipajes.

A lo largo de sus nueve años de operación, LAN Perú ha logrado construir una aerolínea fuerte, sólida, madura y an alliance of airlines has worked together with a national government tourism office in South or North America on a campaign of this type.

Along the same lines, LAN Peru in early December launched a luxury publication on Peruvian tourism and cuisine to highlight these two aspects of the country’s culture, as part of the airline’s social responsibility objectives. In publishing the book, entitled “Cocina de Alto Vuelo -Turismo Gastronómico en el Perú,” the Company aims to show travelers from around the world that in addition to its great indigenous cultures and natural beauty, Peru is a friendly, joyful and welcoming country whose people are always ready to receive the visitor with the continent’s best cuisine. The 256-page bilingual edition contains illustrated sections on each of Peru’s 15 regions covering major tourist attractions as well as the typical ingredients and dishes, with recipes created by 30 prominent Peruvian chefs.

LAN Peru also took an active role in the organization of the Sixteenth APEC Economic Leaders’ Meeting, which was held in Lima on November 22-23, 2008 and brought together the leaders of 21 economies in the Asia-Pacific region. The Company provided transportation for 11 of the 21 participating delegations, all of whom recognized the airline’s good service, warmth and efficiency, the result of careful planning and coordination. They also expressed their thanks for the personalized attention and special touches such as the on-board welcome speech and the facilities made available for priority check-in and baggage claim.

compenetrada con el país. En este exitoso desarrollo ha sido determinante el esfuerzo, dedicación y profesionalismo de su equipo humano, y por sobre todo su fiel compromiso con los valores que distinguen a LAN Airlines y sus filiales en todos los países en que mantiene operaciones: la seguridad, superación, eficiencia y calidez.

Por segundo año consecutivo, además, la Compañía fue galardonada con el Effie de Oro Award Perú 2008 por el “Mejor Lanzamiento de Nuevos Servicios” con la campaña “LAN.com Medios de Pago”, dirigida a potenciar el servicio ofrecido a través de su sitio web. La campaña tuvo por objetivo incrementar la participación de las ventas que registraba su portal en internet. Para ello se creó un plan con el objetivo de comunicar que LAN.com era el canal más conveniente para la compra de pasajes aéreos, bajo los conceptos de posicionamiento “accesibilidad y libertad”, a través de la firma de alianzas estratégicas con marcas reconocidas. Los objetivos trazados por la Compañía fueron altamente superados y es así como LAN.com incrementó de manera sustantiva su participación en las ventas de la aerolínea.

Su enfoque de servicio centrado en el cliente, sumado a sus elevados estándares de calidad y seguridad internacional, le han valido a LAN Perú ser reconocida por viajeros frecuentes como la mejor aerolínea del país. Es así como en el año 2008 fue distinguida como la Compañía aérea preferida por los ejecutivos peruanos, según lo confirmó una encuesta organizada por la Cámara de Comercio de Lima y realizada a más de 7.000 ejecutivos de las más importantes empresas del país.

Over the course of its nine years of operation, LAN Peru has built a strong, solid, mature company that is deeply involved with its home country. The main factors behind this success have been the effort, dedication and professionalism of the airline’s team of employees, and above all, its firm commitment to the values of safety, achievement, efficiency and warmth that distinguish LAN Airlines and its affiliates in all of the countries they operate in.

For the second straight year, LAN Peru won a Gold Effie Peru award in 2008 for the best new service with its LAN. com payments campaign aimed at strengthening the services offered through its web site. The ultimate goal of the campaign was to increase the Internet portal’s share of Company sales. A plan was drawn up to communicate the message that LAN.com was the most convenient channel for purchasing air fares. It was based on the positioning concepts of accessibility and freedom and involved the creation of strategic alliances with recognized trademarks. The goal of the plan was far exceeded as LAN.com substantially increased its share of the airline’s sales volumes.

LAN Peru’s client-centered service in combination with its high quality and international safety standards have earned it the recognition of frequent travelers as the best company in the country’s airline industry. This was confirmed in a 2008 survey taken by the Lima Chamber of Commerce of more than 7,000 executives at Peru’s most important companies, who named LAN Peru as the airline they most preferred.

Destinos
Destinations

Vancouver
Seattle
Portland
San Francisco
San Jose
Las Vegas
Los Angeles
San Diego
Tijuana
Hermosillo
Mazatlán
Los Cabos
Monterrey
Torreón
Puerto Vallarta
Guadalajara
León/Guanajuato
Ciudad de México
Acapulco
Villahermosa
Guatemala
San Jose
Mérida
Cancún
Toronto
Chicago
Denver
Dallas
Houston
Atlanta
St. Louis
New Orleans
Tampa
Orlando
Miami
La Habana
Punta Cana
Montreal
Boston
Nueva York
Philadelphia
Baltimore
Washington
Raleigh
Caracas
Valencia
Bogotá
Medellín
Quito
Guayaquil
Tumbes
Piura
Iquitos
Cajamarca
Tarapoto
Chiclayo
Trujillo
Pucallpa
Puerto Maldonado
Lima
Cuzco
Juliaca
La Paz
Arequipa
Santa Cruz
Tacna
Arica
Iquique
Calama
Antofagasta
Salta
Copiapo
La Serena
San Juan
Córdoba
Mendoza
Santiago
Concepción
Temuco
Pucón
Valdivia
Neuquén
Osorno
Bariloche
Puerto Montt
Comodoro Rivadavia
Balmaceda
El Calafate
Río Gallegos
Punta Arenas
Ushuaia
Papeete
Isla de Pascua / Easter Island
Manaus
Fortaleza
Recife
Salvador
Brasilia
Porto Seguro
Vitoria
Belo Horizonte
Asunción
Campinas
Viracopos
Iguassu
Iguazú
Río de Janeiro
Sao Paulo
Curitiba
Florianápolis
Porto Alegre
Rosario
Montevideo
Buenos Aires
Amsterdam
Bruselas
Londres
Frankfurt
Zurich
París
Ginebra
Milán
Bilbao
Roma
Madrid
Barcelona
Málaga
Alicante

LAN Ecuador inició sus operaciones en abril de 2003, operando sólo vuelos internacionales. Actualmente opera 35 vuelos semanales desde Guayaquil y Quito a Nueva York, Miami, Madrid, Lima, Santiago y Buenos Aires.

LAN ECUADOR BEGAN COMMERCIAL FLIGHTS IN APRIL 2003, WITH OPERATIONS LIMITED TO INTERNATIONAL ROUTES. TODAY IT OFFERS 35 FLIGHTS WEEKLY FROM GUAYAQUIL AND QUITO TO NEW YORK, MIAMI, MADRID, LIMA, SANTIAGO AND BUENOS AIRES.

LAN Ecuador inició sus operaciones en abril de 2003, operando sólo vuelos internacionales. Actualmente opera 35 vuelos semanales desde Guayaquil y Quito a Nueva York, Miami, Madrid, Lima, Santiago y Buenos Aires, alcanzando una participación de mercado estimada de 27% en el tráfico internacional a diciembre de 2008. En las rutas regionales, los principales competidores son Taca y Avianca, a Europa compite con Iberia, KLM y Air Comet, mientras que en las rutas hacia EEUU compite principalmente con American Airlines, Copa y Delta.

Un hito para el crecimiento futuro de LAN Ecuador es la autorización otorgada a fines de 2008 por el Consejo Nacional de Aviación Civil para operar rutas domésticas en Ecuador, servicio que la Compañía espera iniciar durante los primeros meses de 2009. De acuerdo a la resolución oficial, LAN Ecuador recibió los permisos para servir cuatro rutas nacionales: Guayaquil-Quito-Guayaquil, Guayaquil-Cuenca-Guayaquil, Quito-Cuenca-Quito, Quito/Guayaquil-Galápagos-Guayaquil/Quito. Cabe destacar la importancia de la ruta Quito-Guayaquil, que a la fecha es una de las rutas más densas de Latinoamérica.

LAN Ecuador began commercial flights in April 2003, with operations limited to international routes. Today it offers 35 flights weekly from Guayaquil and Quito to New York, Miami, Madrid, Lima, Santiago and Buenos Aires, accounting for an estimated 27% share of Ecuador’s international traffic as of December 2008. Its main competitors are Taca and Avianca on regional routes, Iberia, KLM and Air Comet on European services and American Airlines, Copa and Delta on flights to the United States.

A turning point for the future growth of LAN Ecuador was marked in late 2008 when Ecuador’s National Civil Aviation Council granted the airline permission to operate routes within the country. Plans are for the Company to commence domestic service in the early part of 2009. The ruling authorizes the Company to fly four national routes: Guayaquil-Quito-Guayaquil, Guayaquil-Cuenca-Guayaquil, Quito-Cuenca-Quito and Quito/Guayaquil-Galápagos-Guayaquil/Quito. The Quito-Guayaquil route is particularly significant, being at present one of the busiest in Latin America.

Esta decisión constituye un importante reconocimiento por parte de la autoridad aeronáutica nacional a la labor que LAN Ecuador ha realizado durante los cinco años de trayectoria en el país, aportando al turismo, la conectividad y el desarrollo económico y social de la nación.

Con el objeto de ofrecer la mejor y más eficiente alternativa de transporte aéreo a los pasajeros y clientes de carga ecuatorianos en las rutas nacionales, LAN Ecuador servirá estas rutas con tres nuevos aviones Airbus de la familia A320. Estas aeronaves incorporan la más avanzada tecnología de la industria y permiten ofrecer un servicio de excelencia con los más elevados estándares de seguridad.

This official decision constitutes a clear recognition by the Ecuadorian aviation authority of the valuable contribution LAN Ecuador has made to the country over the last five years in the way of tourism, connectivity and the nation’s economic and social development.

With the goal of offering the best and most efficient air transport to passengers and cargo customers on Ecuador’s domestic routes, LAN Ecuador will operate the above-mentioned routes with three new Airbus planes from the A320 family. These aircraft incorporate the most advanced technology in the industry and will enable the airline to provide a service of excellence with the highest safety standards.

La llegada de LAN Ecuador al mercado doméstico significa un gran aporte al desarrollo del transporte aéreo de personas dentro del país, ya que pone al alcance de los viajeros ecuatorianos la flota más moderna de la región, además de ofrecer al público un modelo de negocios innovador, el cual ha demostrado ser exitoso en los países donde ha sido aplicado, permitiendo expandir el acceso al transporte aéreo a cada vez más personas.

Con este logro, LAN sumará una cuarta operación domestica a aquellas operaciones que actualmente mantiene en Chile, Perú y Argentina, las cuales se integran con la red de destinos regionales que ofrece en el Cono Sur e internacionales fuera de la región. Así, se concreta un importante paso dentro de la estrategia de expansión de la empresa, creando una mayor consolidación de la operación desde y hacia Sudamérica.

The entry of LAN Ecuador into the domestic market will signal the beginning of a major contribution to passenger air transport in the country. By placing the region’s most modern fleet at the disposition of Ecuadorians, it will offer the traveling public an innovative business model LAN has successfully applied in other markets, expanding access to air travel for more people.

This achievement will add a fourth domestic operation to the three LAN already maintains in Chile, Peru and Argentina, all of which are integrated into a network of regional destinations within the Southern Cone countries and international points outside the region. In this way LAN will take an important step in its expansion strategy, further consolidating its operations to and from South America.

Un hito para el crecimiento futuro de LAN Ecuador es la autorización otorgada a fines de 2008 por el Consejo Nacional de Aviación Civil para operar rutas domésticas en Ecuador, servicio que la Compañía espera iniciar durante los primeros meses de 2009.

A TURNING POINT FOR THE FUTURE GROWTH OF LAN ECUADOR WAS MARKED IN LATE 2008 WHEN ECUADOR’S NATIONAL CIVIL AVIATION COUNCIL GRANTED THE AIRLINE PERMISSION TO OPERATE ROUTES WITHIN THE COUNTRY. PLANS ARE FOR THE COMPANY TO COMMENCE DOMESTIC SERVICE IN THE EARLY PART OF 2009.

La creación de LAN Argentina, en junio de 2005, constituye uno de los hitos más relevantes en la historia reciente de LAN, considerando las dimensiones y potencial de este mercado, y las ventajas que ofrece en términos de conectividad.

THE CREATION OF LAN ARGENTINA IN JUNE 2005 WAS ONE OF THE MOST IMPORTANT MILESTONES IN LAN’S RECENT HISTORY GIVEN THE POTENTIAL DIMENSIONS OF THE ARGENTINEAN MARKET AND ITS CONNECTIVITY ADVANTAGES.

La creación de LAN Argentina, en junio de 2005, constituye uno de los hitos más relevantes en la historia reciente de LAN, considerando las dimensiones y potencial de este mercado, y las ventajas que ofrece en términos de conectividad. LAN Argentina hoy mantiene una operación que sirve doce destinos domésticos y cinco internacionales, y que se ha ganado el constante reconocimiento de sus usuarios.

LAN Argentina comenzó con sólo dos vuelos diarios a Córdoba y Mendoza, en tanto el servicio internacional se inició en agosto de 2006. Desde su instalación, la Compañía se propuso asumir grandes desafíos para transformar la forma de viajar en el país.

En este contexto realizó una importante inversión para incorporar la flota más moderna del mundo y responder con el mejor producto a un mercado de pasajeros y clientes de carga cada vez más exigente.

Es así como a fines de 2008 la flota operada por LAN Argentina estaba compuesta

The creation of LAN Argentina in June 2005 was one of the most important milestones in LAN’s recent history given the potential dimensions of the Argentinean market and its connectivity advantages. Today the airline serves twelve domestic and five international destinations and has won the recognition of its users.

LAN Argentina started with just two daily flights to Cordoba and Mendoza, launching its first international service in August 2006. Since day one, however, the Company was determined to take on the huge challenge of transforming the way Argentineans travel. With this in mind the airline undertook major investments to build the most modern fleet in the world and so offer the best possible product to an ever more demanding passenger and cargo market.

As of year end 2008 LAN Argentina’s aircraft included two long-haul Boeing por dos Boeing 767-300 de largo alcance y nueve Airbus A320 para las operaciones domesticas y regionales. Durante el año la Compañía elevó de cinco a ocho sus aviones de la familia Airbus 320 que operan la ruta doméstica, modelo que incorpora la más avanzada tecnología y que hoy le permite disponer de la flota más moderna, segura y confortable que opera en Argentina para servir las rutas domesticas y de corto alcance. Este plan, que se inició en 2006 con el reemplazo de los antiguos aviones Boeing 737-200, ha elevado de manera sustancial la propuesta de valor para los clientes, conjuntamente con aportar al cuidado y protección del medio ambiente, ya que los nuevos aviones significan mayor eficiencia y una significativa reducción de las emisiones de CO2.

La excelente respuesta que LAN Argentina ha tenido en estos tres años de operación obedece a su enfoque de servicio centrado en el cliente, una atención a bordo de categoría mundial, buena regularidad y la mejor puntualidad de la industria, y una cada vez más amplia red de destinos. Estos atributos le han valido a la Compañía ganar progresivamente la preferencia de los clientes y consolidarse entre los principales

767-300s and nine Airbus A320s for domestic and regional operations. During the year the number of A320s operating domestic routes was raised from five to eight. This model of aircraft incorporates the most advanced technology available, making the Company’s fleet the safest, most modern and most comfortable in the country on domestic and short-haul services. This expansion plan, which was initiated in 2006 with the replacement by the airline of its old Boeing 737-200s, has significantly improved its value proposition for passengers while also contributing to environmental protection thanks to the new planes’ greater efficiency and significant CO2 emission reductions.

The excellent public response to LAN Argentina over the last three years is the fruit of its customer-centered approach, world-class in-flight service, reliability, the best on-time performance in the industry and a growing network of destinations. These qualities have enabled the Company to gradually win over the flying public and operadores aéreos de Argentina, pese a ser un mercado regulado. Es así como a fines del año 2008 LAN Argentina alcanzó una participación del mercado doméstico total de 30% del tráfico, llegando incluso a tener participaciones de mercado cercanas al 48% en la mayoría de las rutas que opera. Su principal competidor es Aerolíneas Argentinas y Austral.

En línea con su enfoque de servicio, en septiembre de 2008 LAN Argentina inauguró un nuevo destino local, con el inicio de operaciones a la provincia de San Juan, con tres vuelos semanales desde y hacia Buenos Aires. Adicionalmente la Compañía abrió nuevas rutas a Neuquén, con un vuelo diario a partir de julio, frecuencia que posteriormente incrementó a dos. También inauguró operaciones a Ushuaia, con un vuelo diario a partir de julio y ese mismo mes aumentó de dos a cinco vuelos semanales su operación a Comodoro Rivadavia, reafirmando con estas iniciativas su compromiso por aumentar la conectividad dentro del país e impulsar el crecimiento económico, turístico y social de las regiones. Adicionalmente, durante el 2009 está contemplado el inicio de una nueva operación hacia Tucumán, con lo cual se ampliarían a 13 los destinos ofrecidos dentro de Argentina.

consolidate itself as one of the principal airlines in Argentina despite the regulated nature of the country’s market. Thus, as of the end of 2008 LAN Argentina had secured 30% of the domestic market, with shares of close to 48% on the majority of its routes. Its main competitors are Aerolíneas Argentinas and Austral.

In line with its service-oriented approach LAN Argentina added a new local destination last September with the inauguration of three weekly flights between Buenos Aires and the province of San Juan. In addition, the airline unveiled a new route to Neuquén in July with one flight daily, later to be increased to two. Daily service was also initiated in July to Ushuaia and operations to Comodoro Rivadavia were increased that same month from two weekly flights to five. These initiatives confirm the Company’s commitment to augmenting connectivity within Argentina while helping drive tourism and economic growth in the country’s regions. Plans to launch a service to Tucumán in 2009 will bring the total number of destinations in Argentina to 13.

Estas nuevas operaciones iniciadas durante 2008 significaron un aumento de 75,6% en la capacidad de la operación domestica de LAN Argentina en comparación con el año 2007. Esto sentó las bases para un aumento de 73,0% en el tráfico, con lo cual LAN Argentina logró operar durante el año 2008 con un factor de ocupación de 74,9%.

Gracias a una estrategia coherente y una implementación efectiva, LAN Argentina ha logrado posicionarse entre las aerolíneas líderes del país y de ello dan cuenta los reconocimientos que la Compañía recibió en este período. En diciembre de 2008, la Asociación de Ejecutivos de Mendoza (AEM) reconoció la labor y el desempeño de LAN Argentina, distinguiéndola como la mejor en la categoría “Calidad de Productos y Servicios”. Asimismo, la Compañía recibió el primer lugar (oro) de las Premios Bitácora a la industria del turismo en la categoría “línea aérea nacional”, en reconocimiento a su valioso aporte al desarrollo de esta actividad en el país.

These new operations brought about an increase of 75.6% in LAN Argentina’s domestic capacity in 2008 compared to the previous year, laying the foundation for a 73.0% jump in traffic. The net result was a load factor for the year of 74.9% .

The combination of a coherent strategy and an effective implementation has enabled LAN Argentina to position itself among the leading airlines in the country. In December 2008 the Asociación de Ejecutivos de Mendoza, a business association in Argentina’s fourth largest city, recognized the Company’s labor and performance record by naming it the best enterprise in the product and service quality category. LAN Argentina also won the top prize (gold) in the national airline category of the Bitacora Awards, granted annually to businesses involved in Argentinean tourism, in recognition of its valuable contribution to the development of the industry.

Durante el año 2008 LAN Argentina dio un importante paso en su estrategia de consolidación y crecimiento futuro en el mercado nacional, al iniciar la construcción de su nuevo hangar en el Aeroparque Jorge Newbery, que servirá para instalar su Base de Mantenimiento para vuelos de cabotaje. Tras una inversión de US$ 3,5 millones, el nuevo edificio le permitirá albergar los modernos Airbus 320 que integran su flota y amparar todas las áreas de mantenimiento en sus oficinas y talleres. Cabe destacar que este proyecto constituye la inversión más importante en infraestructura aeroportuaria de una línea aérea argentina en los últimos 17 años.

La nueva base, que se proyecta inaugurar en el segundo semestre de 2009, significa un hito para LAN Argentina por su dimensión: se trata de una superficie de terreno de 2500 metros cuadrados, que contará con 4500 metros cuadrados cubiertos para la plataforma de amarre, talleres de mantenimiento, oficinas administrativas, almacenes de repuestos y vestuarios.

LAN Argentina took a major step in the strategy to consolidate its position and future growth in the domestic market when ground was broken in 2008 on its new hanger at Jorge Newbery Airport in Buenos Aires. Once completed, the building will be the site of the airline’s maintenance center for cabotage operations, with sufficient capacity to house the fleet’s modern Airbus A320s and all of the Company’s maintenance area activities in its shops and offices. This project, valued at US$ 3.5 million, is the largest investment in airport infrastructure by an Argentinean carrier in the last 17 years.

The new company base, slated for inauguration in the second half of 2009, is a milestone for LAN Argentina due to its dimensions alone. Its surface area measures 2,500 square meters, with 4,500 square meters of covered floor space containing service bays, maintenance shops, administrative offices, spare parts storage and locker rooms.

Durante el año 2008 LAN Argentina dio un importante paso en su estrategia de consolidación y crecimiento futuro en el mercado nacional, al iniciar la construcción de su nuevo hangar en el Aeroparque Jorge Newbery.

LAN ARGENTINA TOOK A MAJOR STEP IN THE STRATEGY TO CONSOLIDATE ITS POSITION AND FUTURE GROWTH IN THE DOMESTIC MARKET WHEN GROUND WAS BROKEN IN 2008 ON ITS NEW HANGER A T JORGE NEWBERY AIRPORT.

LAN Argentina es una aerolínea miembro de oneworld, alianza que reúne a un selecto grupo de líneas aéreas del mundo líderes en calidad de servicio y que le permite a sus clientes gozar de una amplia red de conexiones y beneficios a nivel global. En abril de 2008 la Compañía cumplió su primer año como afiliada a esta alianza, y para celebrarlo presentó uno de sus aviones decorados con la imagen corporativa de oneworld, incorporando el logo al fuselaje de uno de los Airbus A320 que integra su flota, siendo la segunda que lo hace tras Japan Airlines

LAN Argentina is a member of the oneworld alliance, which brings together a select group of the world’s leading airlines in quality of service and offers travelers a vast network of connections and benefits around the globe. In April 2008 the Company marked its first anniversary as an affiliate of the alliance, celebrating the occasion by decking out the fuselage of one of its Airbus A320s with the oneworld logo, only the second carrier after Japan Airlines to have done so.

LAN Cargo es el operador de carga aérea líder en América Latina, posición que ha construido gracias a sus atributos de confiabilidad y seguridad, y un servicio global, flexible y especializado. Gracias a una experiencia de más de 30 años en el transporte de carga, la Compañía ha desarrollado un vasto expertise en este negocio, lo que le permite satisfacer en forma eficiente las necesidades de transporte de los distintos tipos de los clientes.

Sus operaciones cubren aproximadamente 75 destinos, incluyendo las rutas de empresas filiales en Brasil (Absa), México (MasAir) y próximamente en Colombia, a lo que se suma la cobertura aportada por destacados operadores internacionales con los que mantiene acuerdos comerciales, entre ellos Lufthansa Cargo –la mayor operadora de carga europea– y algunas compañías asiáticas, principalmente Korean Air Cargo.

El modelo de negocios, que se basa en la operación de aviones cargueros dedicados en combinación con la óptima utilización de la capacidad disponible en aviones de pasajeros, le otorga una gran flexibilidad para adaptarse a las condiciones de mercado. Es así como el transporte de carga se realiza aproximadamente en un 65% en aviones cargueros dedicados y 35% en aeronaves de pasajeros. Este modelo le permite a LAN ofrecer un servicio eficiente, con gran adaptabilidad y una amplia red de destinos, siendo esto un atributo difícil de replicar.

Para llevar a cabo su operación, LAN Cargo cuenta con una moderna flota de aviones, la que a diciembre de 2008 está compuesta por 9 Boeing 767F, diseñados especialmente para

LAN Cargo is the principal air freight operator in Latin America, a position it has achieved thanks to the qualities of reliability and safety that are evident in its global, flexible and specialized service. With more than 30 years of experience the Company has developed a vast expertise in the cargo business, enabling it to efficiently satisfy the transport needs of its different types of customers.

Currently, LAN Cargo’s operations cover some 75 different destinations, including routes served through affiliates in Brazil (Absa), Mexico (MasAir) and soon in Colombia. Additional coverage is provided via commercial agreements with international operators such as Lufthansa Cargo – Europe’s largest air freight carrier – and certain Asian companies, most notably Korean Air Cargo.

LAN’s business model, based on the efficient operation of freighter aircraft in tandem with an optimal utilization of passenger planes, assures the Company a high level of flexibility in adjusting to changes in market conditions. Thus, approximately 65% of cargo is carried by dedicated freighters and the other 35% is transported in the belly space of passenger aircraft. With this strategy LAN can offer service to a wide range of destinations that is both efficient and highly adaptable, a rare combination difficult to replicate.

To carry on its business LAN Cargo has at its disposal a modern lineup of planes, which as of December 2008 comprised nine Boeing 767Fs designed especially for freight transport. These aircraft have the distinct advantages of low operating costs plus the necessary capabilities to properly el transporte de carga. Estos aviones presentan la ventaja de tener bajos costos operacionales y gran habilidad para servir adecuadamente los destinos claves, logrando tasas de utilización muy altas, que sobrepasan las 16 horas diarias.

Esta flota es complementada con aviones cargueros arrendados, gracias a acuerdos comerciales de arriendo bajo modalidad ACMI –Aircraft, Crew, Maintenance, Insurance– (dos 747-200), lo que le permite aprovechar las estacionalidades del negocio.

Adicionalmente, LAN Cargo tiene acceso a las bodegas de 81 aviones de pasajeros de LAN (Boeing 767-300, Airbus 340 y Airbus de la familia A320), todo lo cual le permite servir a los distintos mercados y clientes en la forma requerida, en términos de capacidad, servicio y oportunidad.

LAN Cargo posee su centro de operaciones en Miami, donde tiene acceso a 40.000 metros cuadrados de instalaciones en el aeropuerto internacional de Miami, constituyendo la mayor infraestructura que una línea aérea extranjera posee en Estados Unidos. Incluye modernos terminales de exportación e importación, cámaras de frío, bodegas y oficinas para brindar el mejor servicio a sus clientes de carga de todo el mundo. Desde Miami, LAN Cargo opera 22 destinos regionales y dos destinos en Europa.

Las operaciones de la Compañía dependen de las exportaciones e importaciones desde y hacia América del Sur. El 2008 fue un año histórico en cuanto a la expansión de capacidad y crecimiento de ingresos del negocio de carga, que se caracterizó por una fuerte demanda en las serve the Company’s key destinations, with very high utilization rates that exceed 16 hours per day.

This fleet of company planes is supplemented by two 747-200 freighters leased under ACMI contracts so that the Company can take full advantage of seasonal business opportunities.

In addition, LAN Cargo has access to the belly holds of 81 of LAN’s passenger aircraft, including Boeing 767-300s, Airbus 340s and Airbus A320 family models. This allows the Company to meet the varied requirements of different markets and customer categories in terms of capacity, service and timeliness.

LAN Cargo’s center of operations is located at Miami International Airport, with facilities that cover 40,000 square meters. The largest infrastructure of its kind maintained by a foreign airline in the United States, these installations include modern import and export terminals, cold storage, warehouses and offices, all helping to ensure customers around the world receive top-level service. From Miami, LAN Cargo serves 22 destinations in the Americas and two in Europe.

The Company’s operations depend on exports and imports to and from South America. Last year was a historic one for LAN Cargo in both capacity expansion and revenue importaciones hacia el Cono Sur. La apreciación de las monedas regionales benefició el tráfico de carga en las rutas hacia la región (southbound), especialmente Brasil, principal importador de Sudamérica, donde LAN Cargo conecta 8 destinos dentro del país. Para enfrentar con efectividad este escenario, la Compañía centró sus esfuerzos en ofrecer una operación más flexible, ajustando la rotación de sus aviones y modificando itinerarios, con el objeto de apoyar sus vuelos de retorno desde la región con escalas en distintos mercados de exportación.

Con todo, durante el año 2008 el tráfico de carga de la Compañía experimentó un crecimiento de 7,6%. Como consecuencia de ello, e impulsado principalmente por la fuerte demanda en rutas de importación, el negocio de carga tuvo resultados récord, con un aumento de 32,3% en los ingresos en comparación con el año anterior. Producto de lo anterior, en este período los ingresos de carga representaron el 33,6% del total de ingresos de LAN. El crecimiento de 12,3% en la capacidad de carga durante el ejercicio se basó principalmente en el aumento de la capacidad de los bellies de los nuevos aviones de pasajeros y el arriendo de aviones cargueros bajo la modalidad ACMI (Aircraft, Crew, Maintenance and Insurance). La Compañía transportó 661 mil toneladas de carga durante 2008, un 9,5% más que en 2007.

En las rutas desde y hacia Estados Unidos, los principales competidores de LAN son Cielos del Perú S.A., TAMPA, Arrow y Polar Air. En las rutas a Europa, en tanto, compite primordialmente con Cargolux, Lufthansa Cargo, Martinair y Air France.

growth, the latter driven by strong demand for imports into the Southern Cone countries. The appreciation of regional currencies also benefited the cargo business on southbound routes into the region, and especially to Brazil, the continent’s largest import market where the Company provides service to eight destinations. To respond effectively to this scenario LAN Cargo took advantage of the flexibility of its operation by adjusting aircraft rotation and modifying itineraries to support return flights from the region with stopovers in various export markets.

The result was an increase of 7.6% in the Company’s cargo traffic in 2008, primarily on routes into the region where import demand was especially strong. This in turn led to a rise of 32.3% over the previous year in cargo revenues, which last year hit record levels that accounted for 33.6% of LAN’s total revenues. The 12.3% growth in cargo capacity recorded in 2008 was based mainly on the greater belly hold capacity provided by the newly acquired passenger planes coupled with the rental of freighters under ACMI leases. LAN Cargo carried 661 thousand metric tons of freight over the 12-month period, up 9.5% from 2007.

On LAN’s routes to and from the United States, its principal competitors are Cielos del Perú S.A., TAMPA, Arrow and Polar Air, while on European routes the Company competes mainly with Cargolux, Lufthansa Cargo, Martinair and Air France.

Durante el año 2008 la Compañía avanzó también en el fortalecimiento de su actual red de destinos, privilegiando aquellas rutas que le permiten mantener una alta rentabilidad de sus activos. Es así como en septiembre inició operaciones entre Miami y Centroamérica, con vuelos directos a las ciudades de Guatemala y San José de Costa Rica, sus dos destinos principales en el tráfico de carga aérea. Este es un nuevo paso en su estrategia de unir a Latinoamérica con el mundo, y seguir liderando en servicio y cobertura en la región. Cabe destacar que el mercado de carga aérea entre Estados Unidos y Centroamérica se estima actualmente en alrededor de 180 mil toneladas anuales totales, considerando importaciones y exportaciones.

Adicionalmente, las autoridades aeronáuticas de Colombia autorizaron la creación de una nueva filial de carga de la Compañía en ese país, la que iniciará operaciones en el primer trimestre de 2009. En la actualidad, Colombia es el mercado de carga aérea más grande de América Latina en cuanto a exportaciones a Estados Unidos, con un volumen estimado de 200.000 toneladas anuales. Una vez establecida, la nueva filial de la Compañía podrá contribuir de manera relevante al desarrollo de este importante mercado.

Estos importantes avances permitirán a LAN consolidarse como el líder en la operación de carga en Latinoamérica, al elevar a cinco sus centros claves en el continente –Miami, Santiago, Sao Paulo, México DF y Bogotá–, que se conectan entre sí a través de rutas troncales y alimentadoras, y desde los cuales se proyectan al resto de la región y más allá de ella, permitiendo un manejo más rápido y eficiente de la

Advances in 2008 were also registered in the reinforcement of our current network of destinations, with emphasis on routes that generate high returns on assets. Thus, in September LAN Cargo initiated operations between Miami and Central America in the form of direct flights to Guatemala City and San Jose, Costa Rica, the area’s principal cargo destinations. This marks another step in the Company’s strategy of uniting Latin America with the rest of the world and reaffirming its leadership in service and coverage throughout the region. In this regard it should be noted that the air freight market between the U.S. and Central America amounts to some 180 thousand metric tons annually in imports and exports.

Also in 2008, the aviation authorities in Colombia granted approval for the creation of a new LAN Cargo affiliate in that country, which will begin operations in the first quarter of 2009. Colombia is currently the largest air cargo market in Latin America for exports to the U.S., with volumes estimated at 200,000 metric tons annually. Once up and running, the new affiliate should contribute significantly to the development of this important market.

The above-described enhancements to LAN Cargo’s operations will enable it to further consolidate its leadership position in the Latin American air freight industry, raising to five the number of key Company centers across the Americas. All five – Miami, Santiago, Sao Paulo, Mexico City and Bogota – are interconnected through trunk and feeder

El 2008 fue un año histórico en cuanto a la expansión de capacidad y crecimiento de ingresos del negocio de carga, que se caracterizó por una fuerte demanda en las importaciones hacia el Cono Sur.

2008 WAS A HISTORIC YEAR FOR THE CARGO BUSINESS IN BOTH CAPACITY EXPANSION AND REVENUE GROWTH, THE LATTER DRIVEN BY STRONG DEMAND FOR IMPORTS INTO THE SOUTHERN CONE COUNTRIES .

carga aérea. Además, esto le permitirá desarrollar nuevos mercados y unir de manera eficiente los principales centros de producción y consumo, aportando de manera significativa al desarrollo de las economías de los países de la región.

Para los próximos años el crecimiento del negocio de carga provendrá de la incorporación de cuatro nuevos aviones Boeing 777-200F, dos de los cuales se integrarán a la flota de la Compañía en 2009 y los dos restantes entre 2011 y 2012. Estas inversiones marcan un hito para LAN Cargo, ya que se trata del carguero más moderno del mundo en su tipo, de mayor capacidad y eficiencia, lo que le permitirá consolidar su posición competitiva a nivel regional al posicionar a la Compañía como la primera aerolínea de la región que operará con estos cargueros de última generación.

En línea con brindar un servicio de excelencia a todo nivel, durante el año 2008 la Compañía continuó avanzando en la automatización y simplificación de los procesos mediante la incorporación de la más avanzada tecnología. Es así como lanzó su nuevo sitio web con diversas funcionalidades y servicios, destacando el e-tracking (rastreo de carga por internet), que entrega información altamente confiable sobre el estado de la carga durante todo el proceso, desde el momento de la recepción en las bodegas, el embarque, arribo y la entrega al cliente en destino final. Adicionalmente, se ofrece un nuevo servicio denominado Zona Privada, al que se accede con una contraseña, y que permite a cada usuario definir exactamente qué información desea recibir sobre el estatus de la carga, de manera automática y en línea. Esta innovadora herramienta permite a los clientes organizar los datos que requieren de manera absolutamente personalizada y acorde a sus necesidades.

La Compañía también ha desarrollado un moderno servicio que permite avisar automáticamente a sus clientes vía e-mail o incluso con un mensaje directo a su celular, sobre los diferentes pasos del proceso de transporte.

Los atributos de LAN Cargo y su propuesta de valor diferenciada le han valido también importantes reconocimientos de sus clientes. Es así como durante el año 2008 la prestigiosa revista europea Air Cargo News la distinguió como la mejor aerolínea de Latinoamérica, distinción que refleja la opinión de exigentes embarcadores de carga a nivel mundial.

routes that link up to the rest of the region and beyond for a speedier and more efficient cargo handling process.

In the coming years, growth in the Company’s business will be underpinned by the incorporation of four new Boeing 777-200Fs, two of which will join LAN Cargo’s fleet in 2009 and the other two between 2011 and 2012. This investment in the acquisition of the most modern cargo plane in its class is a milestone for the Company. With their high levels of capacity and efficiency these aircraft will consolidate the competitive position of LAN Cargo at the regional level, making it the first airline in Latin America to operate this latest-generation freighter.

In line with its commitment to provide a service of excellence at every level, the Company continued to make progress on the automation and simplification of its processes through the implementation of the latest technologies. Thus, in 2008 LAN Cargo launched its new Web site, which offers a range of functionalities and services. These include an e-tracking service that provides highly reliable information on the status of a shipment over the entire cargo process from warehouse drop-off through loading and arrival at destination to customer pickup. Also, a new service known as Private Zone, accessed by a password, allows users to specify exactly what cargo status details they wish to receive automatically and online. With this innovative tool, customers can personalize the organization of the data they require based on their particular needs.

LAN Cargo has also developed a modern service for notifying customers automatically by e-mail or cell phone message regarding the different steps in the air freight process.

In conclusion, we note that LAN Cargo’s attributes and its value proposition have won it the recognition of its customers. Thus, the prestigious European trade journal Air Cargo News named it the best Latin American cargo airline for 2008, a distinction that reflects the uncompromising opinions of freight forwarders around the world.

Flota y Operaciones

El año 2008 fue un período importante en cuanto al crecimiento de la flota de la compañía. En efecto, durante este ejercicio se incorporaron 19 nuevas aeronaves, que se desglosan en diez Airbus A318-100, dos Airbus A319-100, dos Airbus A320-200 y cinco Boeing 767-300ER, todas ellas para la operación de pasajeros. Esto significó una inversión de US$754 millones en aviones durante el ejercicio. De esta forma, a diciembre de 2008 la flota de LAN Airlines estaba integrada por 81 aviones de pasajeros y 9 cargueros, entre aviones propios y arrendados. La edad promedio de los equipos alcanza a los 5,2 años, siendo una de las flotas más modernas de la industria.

A través de su plan de permanente modernización y crecimiento de la flota, la compañía busca mantener los más elevados estándares de seguridad internacional, brindar el mejor servicio a sus clientes, potenciar sus operaciones en los distintos mercados que sirve e incrementar la eficiencia en sus negocios de pasajeros y carga.

En este contexto, la compañía culminó en 2008 la completa renovación de su flota de corto alcance, proyecto que significó la incorporación de 14 nuevos Airbus de la familia A320 durante el año, llegando a un total de 50 aviones de este tipo. Ello le permitió reemplazar gradualmente la totalidad de la flota Boeing 737-200, el último de los cuales fue retirado de la operación en mayo de 2008. Al operar todos sus vuelos de corto alcance con los nuevos Airbus

Fleet and Operations

The year 2008 was an important one for the growth of LAN’s fleet with the incorporation of 19 new jets, all destined for passenger service. The recent arrivals include ten Airbus A318-100s, two Airbus A319-100s, two Airbus A320-200s and five Boeing 767-300ERs, together representing an investment of US$754 million for the 12-month period. These additions to the Company lineup brought the total number of its owned and rented airliners to 81 passenger planes and 9 freighters as of December 2008. With an average age of 5.2 years, the airline’s fleet is now one of the most modern in the industry.

The new acquisitions are part of LAN’s ongoing plan for the modernization and expansion of its fleet. The aim is to maintain the highest international safety standards as well as provide better service to customers, invigorate operations in the firm’s various markets and boost the efficiency of its passenger and cargo businesses.

The year thus ended with the completion of the Company’s project to renew its short-haul fleet, an initiative that involved the integration of 14 new Airbus A320s. This increased the number of LAN’s A320 family aircraft to 50 and allowed it to conclude the gradual retirement of its Boeing 737-200s, the last one taken out of service in May 2008. With all short-haul flights now operated by the Airbus models, LAN Airlines today offers travelers in Latin America one of the world’s most modern fleets, at the same familia A320, LAN Airlines ofrece hoy una de las flotas más modernas del mundo a sus pasajeros en Latinoamérica, además de hacer un significativo aporte al cuidado y protección del medio ambiente al tratarse de aeronaves que reducen el consumo de combustible y las emisiones de CO2. Durante los próximos tres años la compañía tiene planes de continuar potenciando su flota de corto alcance mediante la recepción de otros 18 aviones Airbus de la familia A320.

En relación a las operaciones de largo alcance, durante el año 2008 la compañía incrementó en cinco unidades su flota Boeing 767-300 de pasajeros, que presentan la ventaja de servir en forma eficiente tanto rutas de largo alcance (ocho a diez horas) como también vuelos de mediano alcance. Cabe destacar que este tipo de avión posee una capacidad adecuada para la operación de LAN Airlines y bajos costos operacionales, ventajas que se ven acrecentadas gracias a las altas tasas de utilización que logra la compañía. Adicionalmente LAN mantiene en operación cinco aviones Airbus A340-300, equipo que ha sido clave para el desarrollo de las operaciones de ultra largo alcance, como son los vuelos directos desde Chile hacia la región de Asia Pacífico y Europa. Entre los años 2009 y 2012, la compañía planea incorporar siete Boeing 767 adicionales para continuar con el desarrollo de sus rutas de largo alcance.

El plan de flota de largo plazo incluye la incorporación de dos nuevos modelos de aviones: los Boeing 787 Dreamliners y los Boeing 777 cargueros. Estas órdenes de compra, realizadas en el año 2007, constituyen un hecho histórico para la compañía no sólo por el tamaño de la inversión y el gran aumento de flota que ello implica, sino también debido a los numerosos beneficios que dichos aviones modernos le reportarán a LAN Airlines. Al ser aviones de la más alta tecnología, la capacidad y comodidad en los vuelos de largo alcance aumentarán, al mismo tiempo que disminuirán los costos de operación y mantenimiento.

time making a significant contribution to environmental protection thanks to these planes’ reduced fuel consumption and CO2 emission levels. Over the next three years the Company plans to further strengthen its short-haul fleet with 18 more jets from the A320 family.

As for long-haul services, LAN in 2008 took delivery of five new Boeing passenger-configured 767-300s, which have the advantage of operating efficiently on both long-haul (8 to 10 hours) and medium-haul routes. This plane combines sufficient capacity for LAN’s requirements with low operating costs, qualities whose value is enhanced by the Company’s high utilization rates. In addition, five Airbus A340-300s operated by LAN have played a key role in the development of ultra long-haul direct flights from Chile to the Asia-Pacific region and Europe. The airline also intends to incorporate seven more Boeing 767s between 2009 and 2012 as part of its efforts to continue developing long-haul operations.

The long-term plan for the fleet includes the integration of two new models, the Boeing 787 Dreamliner and the Boeing 777 freighter. The purchase orders for these aircraft, placed in 2007, constitute a historic step for LAN not only due to the size of the investment and the major fleet expansion they represent, but also because of the numerous benefits these planes will bring to the Company. Featuring highly sophisticated technology, they will ensure significantly greater capacity and comfort on long-haul flights while simultaneously lowering operating and maintenance costs.

LAN Airlines ofrece hoy una de las flotas más modernas del mundo a sus pasajeros en Latinoamérica, además de hacer un significativo aporte al cuidado y protección del medio ambiente al tratarse de aeronaves que reducen el consumo de combustible y las emisiones de CO2.

LAN AIRLINES TODAY OFFERS TRAVELERS IN LATIN AMERICA ONE OF THE WORLD’S MOST MODERN FLEETS, IN ADDITION TO MAKING AT THE SAME TIME A SIGNIFICANT CONTRIBUTION TO ENVIRONMENTAL PROTECTION THANKS TO THESE PLANES’ REDUCED FUEL CONSUMPTION AND CO2 EMISSION LEVELS.

Los 32 nuevos Boeing 787 Dreamliners de largo alcance se integrarán a la flota entre los años 2013 y 2018, representando una inversión aproximada de US$ 3.500 millones, la más alta en la historia de la compañía. Este modelo es especialmente destacable al ser considerado como el nuevo avión ecológico por su tecnología más amigable con el medio ambiente. Se trata de una nueva generación de aviones que revolucionará a la industria, ya que han sido diseñados con los más avanzados sistemas y tecnología de vanguardia que permitirán al pasajero disfrutar de viajes más placenteros. Su capacidad fluctúa entre 250 y 300 pasajeros, en dos clases, en sus versiones 787-8 y 787-9.

Con respecto a la flota carguera, el plan de inversión de la compañía incluye la incorporación de cuatro nuevos Boeing 777F cargueros entre 2009 y 2012, el modelo más moderno y eficiente del mundo en su tipo, dos de los cuales comenzarán a operar durante el primer semestre de 2009,

A total of 32 Dreamliners will join LAN’s fleet between 2013 and 2018 at a cost of approximately US$ 3,500 million, the largest single investment in company history. This model is especially noteworthy, having being heralded as the new ecological aircraft due to its environmentally friendly technology. The 787 is part of a new generation of airplanes that will revolutionize the industry, with highly advanced systems and cutting-edge technologies that guarantee air travelers a much more pleasurable travel experience. The capacity of the 787-8 and 787-9 versions of the Dreamliner ranges between 250 and 300 passengers in a two class configuration.

In regard to the Boeing 777 freighter, the most modern and efficient cargo plane in its class, four of these are destined to be incorporated into LAN’s cargo fleet between 2009 and en tanto los dos restantes se incorporarán a la flota entre los años 2011 y 2012. De esta manera, LAN será la primera aerolínea de la región que contará con este modelo de avión, que posee una capacidad de carga de 104 toneladas y un alcance de 8.741 kilómetros transportando su máximo peso en carga. Con la integración de estos aviones, la flota carguera dedicada de la compañía sumará 13 aeronaves en el año 2012, nueve de ellos Boeing 767-300F y cuatro Boeing 777-300F.

Con todo, entre los años 2009 y 2012 el plan de flota de LAN contempla la incorporación de 29 aviones adicionales, 18 de ellos de la familia Airbus A320, siete Boeing 767-300ER de pasajeros y cuatro Boeing 777-300F cargueros. Esto representará una inversión aproximada de US$1.900 millones durante el período de cuatro años.

Si bien la mayoría de los aviones que conforman la flota de LAN son propios o tienen arriendos de largo plazo, la Compañía también opera aeronaves arrendadas bajo la modalidad ACMI (Aircraft, Crew, Maintenance and Insurance), que son arriendos de corto plazo, lo cual le otorga flexibilidad para ajustar el tamaño de su flota frente a variaciones en la demanda.

2012. The first two will begin operating during the first half of 2009 and the remaining two will enter service between 2011 and 2012. LAN will thus be the first carrier in the region to fly this model, which has a cargo capacity of 104 metric tons and a range of 8,741 kilometers carrying a full payload. The four new 777-300Fs will bring the number of company aircraft dedicated to cargo operations to 13 by 2012, the other nine being Boeing 767-300Fs.

Altogether, LAN’s fleet expansion plans for 2009-2012 envisage the addition of 29 aircraft, of which 18 are from the Airbus A320 family, seven are Boeing 767-300ER passenger planes and the remaining four are the Boeing 777-300F freighters. These purchases represent a total investment of approximately US$1,900 million over a period of four years.

Although the majority of the fleet is comprised of company-owned aircraft or aircraft under long term leases, LAN also leases planes under ACMI (Aircraft, Crew, Maintenance and Insurance) agreements. These short-term rentals afford the airline a certain measure of flexibility for adjusting its fleet size to meet variations in demand.

Flota Consolidada
Consolidated Fleet

	Al 31 de diciembre de 2008 / As of December 31, 2008		
	Arrendados / Leased	Propios / Owned	Total / Total
Pasajeros/ Passenger			
Airbus A318-100	0	15	15
Airbus A319-100	5	12	17
Airbus A320-200	10	8	18
Boeing 767-300	12	14	26
Airbus A340-300	5	0	5
TOTAL	**32**	**49**	**81**
Carga / Cargo			
Boeing 767-300F	1	8	9
TOTAL	**1**	**8**	**9**
TOTAL FLOTA	**33**	**57**	**90**

(1) Durante el año, LAN operó entre uno y dos aviones Boeing 747 y un DC-10 cargueros bajo arriendos en modalidad ACMI.
(2) Nota: La tabla no incluye un avion Boeing 767-200 arrendado a AeroMexico y cinco aviones Boeing 737-200 arrendado a Sky Services S.A.
(1) During the year, LAN also operated between one and two Boeing 747 and one DC-10 cargo aircraft under ACMI lease contracts.
(2) Note: Table does not include one Boeing 767-200 leased to AeroMexico and five Boeing 737-200 leased to Sky Services S.A.

LAN

El compromiso con la seguridad y calidad se vio reflejado en la renovación de la certificación IOSA (IATA Operational Safety Audit) para LAN Express y la obtención de la certificación IOSA para LAN CARGO.

LAN’S COMMITMENT TO SAFETY AND QUALITY WAS ALSO REFLECTED LAST YEAR IN THE RENEWAL OF IOSA CERTIFICATION (IATA OPERATIONAL SAFETY AUDIT) FOR LAN EXPRESS AND THE GRANTING OF IOSA CERTIFICATION TO LAN CARGO.

Mantenimiento

Una de las prioridades de LAN Airlines es mantener un alto estándar de seguridad en sus operaciones y en ese sentido el mantenimiento de la flota es una preocupación permanente.

Durante el año 2008 el área de mantenimiento de LAN Airlines puso especial énfasis en la “confiabilidad técnica” y también en las personas. Respecto del primer tema, el trabajo se centró fuertemente en la optimización de los procesos de mantenimiento, mejorando la interacción con el área comercial, lo que le permitió a la compañía posicionarse como uno de los mejores operadores de la industria en materia de confiabilidad técnica. En el ámbito de las personas, en tanto, se lanzó el Plan de Carrera para los Técnicos de Mantenimiento, el que entrega un camino claro de desarrollo de capacidades para el personal. Además, se hicieron importantes avances en el ámbito de la infraestructura, permitiendo al personal de mantenimiento disfrutar de instalaciones modernas y adecuadas para sus necesidades.

Maintenance

One of the top priorities at LAN is to maintain high safety standards in all of its operations. For this reason, the maintenance of the fleet is a permanent concern.

In 2008 the Company’s maintenance area put special emphasis both on technical reliability and human resources. Regarding the former, efforts centered strongly on the optimization of maintenance processes and improving interaction with the commercial area. The result is that LAN is now positioned as one of the top operators in the industry on technical reliability issues. As to its personnel, a career plan for maintenance technicians was launched that sets out a well-defined path for developing employee abilities. Important advances were also made in infrastructure to ensure the airline’s maintenance staff will have the benefit of modern and well-equipped installations for carrying out their work.

El compromiso con la seguridad y calidad se vio reflejado en la renovación de la certificación IOSA (IATA Operational Safety Audit) para LAN Express y la obtención de la certificación IOSA para LAN Cargo, concluyendo ambos procesos “sin observaciones registradas”.

Adicionalmente, durante el año 2008 finalizó el plan de reconfiguración de cabina de la flota Airbus A320, programa que significó la modificación interior de 14 aviones y que entre otras bondades permitió incluir nuevos asientos de cuero, los cuales tienen una mayor vida útil y brindan mayor comodidad a los pasajeros. Asimismo, se concluyó con éxito el proyecto de remodelación de las cabinas de la flota Boeing 767-300 para dotarlos de la nueva clase Premium Business y brindar mayores comodidades también en la clase turista, con 13 aviones modificados durante el período. Gracias a este programa, que comenzó a ejecutarse en el año 2006, LAN Airlines cuenta con una flota de 25 aviones B767 totalmente renovados. Adicionalmente, durante el año 2008 se dio inicio al plan de retrofit de los Airbus A340, proyecto que contempla la modificación de cabina de cinco aviones y que permitirá contar con un nuevo estándar en toda la flota de largo alcance de la compañía.

Por otra parte, en este período continuó el desarrollo del proyecto MRO (Maintenance, Repair & Overhaul), consistente en la adquisición e implementación de un nuevo sistema informático de soporte para las áreas de ingeniería y mantenimiento, como también la redefinición de procesos y procedimientos que serán implementados a partir del cuarto trimestre del año 2009.

LAN’s commitment to safety and quality was also reflected last year in the renewal of IOSA certification (IATA Operational Safety Audit) for LAN Express and the granting of IOSA certification to LAN Cargo, both processes concluding “without observations.”

Additionally, LAN put the finishing touches during 2008 on the cabin reconfiguration of its fleet of Airbus A320s. This program involved modifying the interior of 14 planes to include, among other items, new leather seats with longer service lives that provide more comfort to passengers. Also completed last year was the remodeling of the Boeing 767-300 cabins, with 13 aircraft modified during this period, which now offer the new Premium Business class plus improved comfort in Economy class. As a result of this project, which began in 2006, the Company operates today 25 totally renovated B767s. Furthermore, plans were initiated for the retrofitting of the airline’s five Airbus A340s. Once these cabin modifications are carried out, LAN will boast a new standard of aircraft interior on its entire long-haul fleet.

Finally, work continued in 2008 on the Maintenance, Repair & Overhaul (MRO) project, which entails the acquisition and installation of a new IT support system for the Company’s engineering and maintenance areas and the redefinition of processes and procedures to be implemented starting in the last quarter of 2009.

Asimismo, se concluyó con éxito el proyecto de remodelación de las cabinas de la flota Boeing 767-300 para dotarlos de la nueva clase Premium Business y brindar mayores comodidades también en la clase turista.

ALSO COMPLETED LAST YEAR WAS THERE MODELING OF THE BOEING 767-300 CABINS, WHICH NOW OFFER THE NEW PREMIUM BUSINESS CLASS PLUS IMPROVED COMFORT IN ECONOMY CLASS.

Principales premios y distinciones recibidos por LAN Airlines y sus filiales en 2008
Major awards and distinctions received by LAN Airlines and its affiliates in 2008

REVISTA LATIN TRADE / LATIN TRADE MAGAZINE

Mejor aerolínea de América Latina 2008
BEST AIRLINE IN LATIN AMERICA 2008

GLOBAL TRAVELER

Mejor aerolínea de Centro y Sudamérica (premios GT Tested Awards)
BEST AIRLINE IN CENTRAL AND SOUTH AMERICA (GT TESTED AWARDS)

REVISTA EUROMONEY / EUROMONEY MAGAZINE

Aerolínea mejor administrada de Latinoamérica
BEST-MANAGED AIRLINE IN LATIN AMERICA

WORLD AIRLINE AWARDS - SKYTRAX

Mejor compañía de Sudamérica
BEST COMPANY IN SOUTH AMERICA

BUSINESS TRAVELER

Mejor clase ejecutiva para viajar a Sudamérica
BEST BUSINESS CLASS TO SOUTH AMERICA

RANKING REPUTACIÓN CORPORATIVA HILL & KNOWLTON CAPTIVA – L A TERCERA /
CORPORATE REPUTATION RANKING, HILL & KNOWLTON CAPTIVA – L A TERCERA

Entre las empresas con mejor reputación en Chile
AMONG THE BEST-REPUTED COMPANIES IN CHILE

AIR CARGO NEWS

LAN CARGO, la mejor aerolínea de Latinoamérica
LAN CARGO, BEST LATIN-AMERICAN AIRLINE

EFFIE DE ORO AWARD PERÚ 2008 / GOLD EFFIE PERU AWARD 2008

LAN Perú: Mejor lanzamiento de nuevos servicios
LAN PERÚ:  BEST NEW SERVICE LAUNCH

CÁMARA DE COMERCIO DE LIMA / LIMA CHAMBER OF COMMERCE

LAN Perú: Compañía aérea preferida por los ejecutivos peruanos
LAN PERÚ:  AIRLINE MOST PREFERRED BY PERUVIAN EXECUTIVES

ASOCIACIÓN DE EJECUTIVOS DE MENDOZA ( AEM ) / MENDOZA ASSOCIATION OF EXECUTIVES (AEM )

LAN Argentina: Premio a la calidad de productos y servicios
LAN ARGENTINA:  PRIZE FOR PRODUCT AND SERVICE QUALITY

INDUSTRIA DEL TURISMO / TOURIST INDUSTRY

LAN Argentina: Premio Bitácora (oro) en categoría línea aérea nacional
LAN ARGENTINA:  BITÁCORA PRIZE (GOLD) IN THE NATIONAL AIRLINE CATEGORY

DIARIO ESTRATEGIA

Ignacio Cueto entre los 10 mejores gerentes generales chilenos del 2008
IGNACIO CUETO AMONG THE 10 BEST CHILEAN GENERAL MANAGERS IN 2008

EL MERCURIO Y ERNST&YOUNG

Enrique Cueto, el mejor empresario del 2008 en Chile
ENRIQUE CUETO, BEST ENTREPRENEUR IN CHILE IN 2008

OFICIAL AIRLINE GUIDE (OAG)

Mejor aerolínea de Centro, Sud América y el Caribe
BEST AIRLINE IN CENTRAL / SOUTHAMERICA & CARIBBEAN

El ejercicio 2008 fue un año complejo para la industria aeronáutica, marcado especialmente por altos precios del combustible, como también hacia fines de año por la desaceleración de la economía global. Aún así, LAN continuó mostrando la solidez de su modelo de negocios, registrando resultados históricos con una utilidad que alcanzó los US$335,7 millones, un aumento de 8,9% comparado con el ejercicio anterior.

Durante 2008 la compañía obtuvo importantes aumentos en sus ingresos operacionales, especialmente en el negocio de carga, el cual creció un 32,3% con respecto al año 2007, totalizando ingresos por US$1.527,1 millones. El negocio de pasajeros también logró un crecimiento importante, con un incremento de 30,1% en sus ingresos respecto de 2007, alcanzando los US$2.858,9 millones. En total, los ingresos operacionales alcanzaron US$4.534,3 millones, un 28,6% más que en 2007. En línea con este crecimiento de ingresos, el resultado operacional de LAN ascendió a US$536,2 millones, un 29,7% superior a lo realizado en 2007.

El aumento experimentado en las ventas de pasajeros se vio impulsado por un crecimiento de 11,5% en la capacidad de transporte de pasajeros medida en ASKs y un aumento de 16,7% en el ingreso por ASK. El alza del ingreso unitario se debió principalmente a un aumento de 15,9% en el yield, como tambien al aumento en los factores de ocupación de 0,6 puntos porcentuales a 76,6%. El aumento en el yield fue consecuencia de la apreciación de las monedas en la región, una mejor administración de las tarifas y el traspaso de las alzas en el precio del combustible a lo largo de gran parte del año.

The year 2008 in the airline industry was a complex one, marked especially by high fuel prices and the global economic downturn toward yearend. Nevertheless, LAN continued to demonstrate the solidity of its business model as profits reached a historic high of US$335.7 million, up 8.9% over 2007.

Operations improved significantly during 2008, particularly in the cargo business where a 32.3% surge in revenues over 2007 brought the total for the year to US$1,527.1 million. With an increase of 30.1% from 2007 to US$2,858.9 million the passenger business also showed vigorous revenue growth. Altogether, operating revenues in 2008 totaled US$4,534.3 million, 28.6% more than in 2007. In line with this strong performance LAN’s operating income jumped to US$536.2 million, 29.7% above the previous year’s level.

The rise in passenger sales volumes was spurred by an 11.5% increase in passenger capacity as measured in ASKs, reinforced by a revenue per ASK figure 16.7% higher than in 2007. This improvement in unit terms was mainly due to a 15.9% growth in yields, though the load factor, which edged up 0.6 points to 76.6%, also contributed. The better yields resulted from the appreciation of regional currencies, better revenue management and the application of the fuel surcharge mechanism over much of the year.

Passenger traffic grew 12.3% in 2008, driven largely by an increase in domestic markets (Chile, Peru and Argentina) of 30.5% and a 6.6% rise on international routes.

Intent upon seizing new opportunities for expansion, LAN

El tráfico de pasajeros en 2008 aumentó en 12,3%, lo cual fue impulsado principalmente por un incremento de 30,5% en el tráfico doméstico (incluyendo los mercados domésticos de Chile, Perú y Argentina) y un crecimiento de 6,6% en el tráfico internacional.

Durante el ejercicio LAN aumentó su oferta a gran parte de los mercados que sirve, con el fin de aprovechar las oportunidades de expansión que se presentaron en éstos. En el plano internacional incrementó su oferta en la mayoría de sus rutas de largo alcance hacia Europa, EEUU, el Pacífico Sur, México y El Caribe, al tiempo que continuó aumentando sus operaciones regionales y fortaleciendo su hub en Lima. En los mercados domésticos LAN creció gracias a la implementación en Chile y Perú de su nuevo modelo de negocios para rutas de corto alcance y a la expansión de sus operaciones en el mercado argentino.

Los ingresos de carga crecieron 32,3% durante 2008, alcanzando los US$1.527,1 millones y representando un 33,6% de los ingresos consolidados de la compañía. Esto fue producto de un aumento de 7,6% en el tráfico y un alza de 17,8% en los ingresos por ATK. El ingreso unitario mejoró principalmente gracias a un alza de 23,0% en el yield. El factor de ocupación presentó una baja de 3,1 puntos porcentuales a 71,2%.

Durante 2008 LAN administró activamente su oferta en el negocio de carga a fin de aprovechar el auge de los mercados de importación hacia América Latina, que se vieron fortalecidos por el crecimiento económico y la apreciación de las monedas regionales. Este fuerte crecimiento incrementó el desbalance entre las rutas de importación y exportación que es inherente en el negocio boosted its offer over the course of the year in many of its markets. At the international level, services were enhanced on the majority of its long-haul routes to Europe, the United States, the South Pacific, Mexico and the Caribbean, while regional operations and the airline’s hub in Lima were also strengthened. Growth was recorded in LAN’s domestic markets as well, thanks in this case to the implementation in Chile and Peru of the Company’s new short-haul business model and increased operations in the Argentinean market.

The higher cargo revenues in 2008, which accounted for 33.6% of the Company’s consolidated revenues, were the product of a 7.6% rise in traffic and a 17.8% upswing in revenue per ATK. The improvement in unit terms was traceable principally to the 23.0% jump in yields; load factors, on the other hand, fell 3.1 points to 71.2% .

LAN actively managed its cargo offer during 2008 in order to serve growing markets for imports into Latin America, which were powered by economic growth and currency appreciation across the region. This strong expansion aggravated the imbalance between import and export routes that is inherent in the air freight business, prompting LAN to adjust the rotation of its aircraft in order to support the airline’s flights from the region with stopovers in various de carga aérea, en respuesta a lo cual LAN ajustó la rotación de sus aviones con el objeto de apoyar sus vuelos desde la región con escalas en distintos mercados de exportación. Además, la compañía aumentó sus arriendos de aviones cargueros en modalidad ACMI (siglas en inglés para avión, tripulación, mantenimiento y seguros) para prepararse para la llegada de los dos nuevos aviones Boeing 777 cargueros a ser entregados durante el primer semestre de 2009. Los yields en el negocio de carga aumentaron debido a la sólida demanda en las rutas hacia América Latina y a una mejor administración de las tarifas, así como también al traspaso a tarifas del mayor costo del combustible durante gran parte del año.

Los costos operacionales aumentaron 28,5% en 2008 comparado con el año 2007, alcanzando los US$3.998,1 millones. Por otra parte, la capacidad medida en ATK sistema creció 9,0%, llevando a un aumento de 20,0% en los costos unitarios (costos por ATK incluyendo los gastos operacionales, gastos financieros netos y excluyendo otros ingresos). Sin embargo, aislando el impacto del combustible, los costos por unidad aumentaron 10,7% durante el ejercicio.

El combustible es el principal ítem de costos para la compañía, representando un 36% de sus costos operacionales durante 2008. Durante el ejercicio los gastos por combustible crecieron 53,1% debido a un alza de 9,6% en el consumo y un aumento de 39,7% en los precios. Los mayores precios de combustible generaron costos adicionales por US$404,5 millones durante 2008.La compañía manejó en forma exitosa este escenario, mitigando parcialmente este impacto gracias a una adecuada política de cobertura financiera, que reportó una ganancia de US$35,4 millones en el ejercicio, y a los ingresos adicionales export markets. The Company also took on more freighter rentals under ACMI agreements in anticipation of the arrival of the new Boeing 777s, slated for the first half of 2009. The improvement in cargo yields was the result of solid demand on routes into Latin America combined with better revenue management and pass-through of fuel costs via the fuel surcharge over a large part of the year.

Operating costs in 2008 rose 28.5% over the previous year to US$3,998.1 million. System capacity in ATKs grew by 9.0%, triggering a 20.0% increase in unit costs (measured per ATK, including operating costs and net interest expenses but excluding other revenues). Setting aside fuel, however, the unit cost figure went up a more modest 10.7% .

Fuel is LAN’s principal expense, accounting for 36% of the airline’s operating costs in 2008. The amount spent on this item soared 53.1% over the previous year due to a 9.6% rise in consumption coupled with a 39.7% hike in prices. The latter factor generated additional costs for the year of US$404.5 million. The Company successfully managed this difficult scenario, however, partially mitigating the impact through financial hedging operations that generated US$35.4 million in earnings for the year on top of the additional revenues produced by the fuel surcharge mechanism.

The uptrend in LAN’s principal non-fuel operating costs was attributable to greater operations and sales associated with the incorporation of 19 new aircraft into the Company’s generados por la política de fuel surcharge, permitiendo traspasar a precio los mayores costos de combustible.

Además del combustible, el incremento en los principales costos operacionales de la Compañía se debe a un aumento en la operación y en las ventas, asociado a la llegada de diecinueve nuevos aviones propios a la flota de LAN durante 2008, un aumento en los costos de arriendo de aviones ACMI en el negocio de carga y al impacto de la apreciación de las monedas regionales y de una mayor inflación en los costos de remuneraciones denominados en dólares. Esto fue parcialmente compensado por una disminución en el número promedio de aviones arrendados y a una menor provisión de mantenimiento resultante de una flota más moderna y del retiro de la flota de aviones Boeing 737-200.

A nivel no operacional, LAN registró para 2008 una pérdida de US$134,6 millones, lo que se compara con una pérdida de US$45,6 millones en 2007. Esto se debió principalmente a una provisión de US$109 millones realizada durante el ejercicio en relación con el acuerdo con el Departamento de Justica de Estados Unidos por la investigación en el negocio de carga. Con fecha 21 de enero de 2009, LAN CARGO informó que llegó a un acuerdo con el Departamento de Justicia de Estados Unidos, denominado Plea Agreement, en relación con la investigación llevada a cabo en ese país con respecto a la fijación del precio del cargo por combustible y otros cobros, que involucra a más de 30 aerolíneas internacionales que operan en el transporte de carga aérea. Tal como se informó, el acuerdo estableció que LAN CARGO fleet. This was further compounded by increased ACMI lease costs in the cargo business and the dual impact of regional currency appreciation and higher inflation on wages denominated in U.S. dollars. These effects were partially offset, however, by a fall in the average number of leased aircraft and lower provision for maintenance thanks to fleet modernization and the withdrawal from service of Boeing 737-200s.

At the non-operating level, LAN recorded a loss of US$134.6 million in 2008 compared to a loss of US$45.6 million the year previous. The difference originated mainly in the provision of US$109 million related to a plea agreement with the United States Department of Justice (“DOJ”) regarding the investigation in the cargo business. On January 21, 2009 LAN Cargo announced that it reached a plea agreement with the Department of Justice of the United States in relation to the DOJ’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments. This investigation reportedly involves more than 30 airlines operating in the air freight business. Under the plea agreement, LAN Cargo agreed to pay a

La habilidad que ha demostrado LAN para generar consistentes utilidades pese a los escenarios desafiantes de la industria es una de las principales fortalezas de la Compañía.

LAN’S DEMONSTRATED ABILITY TO GENERATE CONSISTENT PROFITS IN THE MIDST OF HIGHLY CHALLENGING INDUSTRY SCENARIOS IS ONE OF ITS PRINCIPAL STRENGTHS.

aceptó pagar una multa de US$88 millones. Adicionalmente, la compañía carguera Aerolinhas Brasileiras S.A. (ABSA) -en la que LAN CARGO tiene participación accionaria- llegó también a un acuerdo por la cantidad de US$21 millones. En el acuerdo se estipuló que el pago será efectuado en un periodo de 5 años y, por lo tanto, no afectará de manera significativa el flujo de caja de la empresa.

El resultado no operacional refleja además un aumento de 8,5% en gastos financieros como resultado del aumento de la deuda promedio de largo plazo de la Compañía, relacionada con el financiamiento de su flota. Esto fue compensado por el reconocimiento de intereses relacionados con el financiamiento de PDPs (depósitos pre entrega de aviones, PDP por sus siglas en inglés) que fueron financiados con caja propia, en línea con un cambio en la política contable de la Compañía.

La habilidad que ha demostrado LAN para generar consistentes utilidades pese a los escenarios desafiantes de la industria es una de las principales fortalezas de la Compañía. Esto, en conjunto con su sólida posición financiera, se ve reflejado en que LAN es una de las pocas aerolíneas del mundo que mantiene una clasificación de riesgo internacional de Grado de Inversión BBB.

fine of US$88 million. In addition, the air freight company Aerolinhas Brasileiras S.A. (ABSA), in which LAN Cargo has an ownership stake, also reached a plea agreement with the DOJ for a fine of US$ 21 million. The payment of these amounts will be made over a five year period, and should therefore not significantly affect the Company’s cash position.

The non-operating result also reflects an increase of 8.5% in interest expense owing to higher average long-term debt stemming from the financing of LAN’s fleet expansion. This was counterbalanced by the recognition of interest on pre-delivery payments (PDPs), which were financed out of the Company’s own free cash flow in keeping with changes in its accounting policies.

Finally, in 2008 LAN again demonstrated that one of its principal strengths is the ability to generate consistent profits in the midst of highly challenging industry scenarios. This and the Company’s solid financial position are well reflected in the fact that LAN is one of the few airlines in the world to maintain an international investment grade risk rating of BBB.

El principal activo de LAN Airlines son las personas, quienes cumplen un rol clave en su estrategia de crecimiento de largo plazo. En este sentido, el año 2008 no fue la excepción y es así como los equipos humanos demostraron, una vez más, su firme compromiso con los objetivos de la empresa en términos de eficiencia, servicio y seguridad que la caracterizan.

En este contexto destaca la implementación de “Una Nueva Organización”, proyecto orientado a asegurar el crecimiento futuro y escalabilidad de la Compañía, y que significó cambios en la estructura corporativa, el fortalecimiento de las unidades de negocio y la integración de áreas operacionales y comerciales. Esto, además de la definición de una nueva forma de coordinación y una nueva manera de trabajar al interior de la organización.

Asimismo, durante este período se realizó una importante labor de apoyo en el ingreso de LAN Cargo al mercado colombiano, en tareas de selección, contratación y capacitación de personas. De esta manera, se generaron las bases necesarias para competir en el mercado de carga aérea más grande de América Latina en exportaciones a Estados Unidos.

Junto con ello, se desarrollaron diversas iniciativas enfocadas a asegurar la competitividad de la Compañía, tales como el programa de selección y capacitación de pilotos y la definición de un plan de carrera para el personal técnico y mecánicos.

En línea con el plan de fortalecimiento de la cultura corporativa, durante 2008 se continuó trabajando en la promoción de los valores que inspiran el quehacer de la compañía: seguridad, superación, eficiencia y calidez. En

At LAN Airlines our principal asset is our people, who play a key role in the company’s long-term growth strategy. The year 2008 was no exception as our teams of employees once again demonstrated their dedication to maintaining the Company’s long-standing commitment to efficiency, service and safety.

A central element in this context was the implementation of a company project titled “A New Organization.” Designed to secure LAN’s future expansion and scalability, it implemented significant changes in the firm’s corporate structure, the strengthening of business units and the integration of operating and commercial areas. Other essential aspects of the project included the definition of a new form of coordination and way of working within the organization.

Major efforts were also undertaken last year to support the insertion of LAN Cargo into the Colombian market through the provision of personnel selection, hiring and training services. This will ensure the company has a solid foundation for competing in the largest air cargo market for U.S.-bound exports in Latin America.

Other initiatives in 2008 that were aimed at consolidating the airline’s competitiveness included a pilot selection and training program and the establishment of a career plan for mechanics and technical personnel.

In line with our ongoing plan for strengthening LAN’s corporate culture, work continued in 2008 on promoting the core values of safety, achievement, efficiency and personal warmth that inspire all of the Company’s actions. Important steps in this direction were the incorporation of these values in processes such as personnel selection and performance assessment and the launch of the LAN Code of Conduct,

Durante el 2008 se desarrollaron diversas iniciativas enfocadas a asegurar la competitividad de la Compañía, tales como el programa de selección y capacitación de pilotos y la definición de un plan de carrera para el personal técnico y mecánicos.

IN 2008, INITIATIVES AIMED AT CONSOLIDATING THE AIRLINE’S COMPETITIVENESS INCLUDED A PILOT SELECTION AND TRAINING PROGRAM AND THE ESTABLISHMENT OF A CAREER PLAN FOR MECHANICS AND TECHNICAL PERSONNEL.

este sentido destaca la integración de los valores de LAN Airlines como criterios en algunos de los procesos (Selección y Evaluación de Desempeño, entre otros) y el lanzamiento del Código de Conducta LAN, guía basada en la cultura de la empresa y que entrega una orientación clara respecto del comportamiento de los equipos humanos.

Por otra parte, el fomento del desarrollo y crecimiento profesional de las personas que trabajan en la Compañía continuó siendo una tarea primordial. Es así como en el año 2008 la Academia Corporativa impartió 4.771 cursos de capacitación, con un total de 46.380 participantes y una inversión de US$23,7 millones. En total, un 88% de las personas de LAN Airlines fueron capacitadas en distintos ámbitos, tales como seguridad, temas regulatorios, sistemas y procedimientos, servicio al cliente y liderazgo.

Con el mismo enfoque, la Academia Corporativa entregó 57 becas de formación para trabajadores en carreras técnicas y profesionales, diplomas y magíster.

a document based on the Company’s internal culture that lays out clear guidelines regarding the behavior of employee teams.

The professional growth and development of our personnel was once again a fundamental preoccupation in 2008. Thus, the company’s Corporate Academy last year delivered 4,771 courses to 46,380 employees, an investment valued at US$23.7 million. Altogether, 88% of LAN Airlines employees received training in areas such as safety, regulation, systems and procedures, customer service, and leadership. With a similar goal the Academy also provided 57 study grants for workers registered in post-secondary programs at the undergraduate, graduate diploma and master’s degree levels.

Como parte de su política de premiar el esfuerzo y dedicación de sus colaboradores, en este período nuevamente se extendió a todo el personal el pago de incentivos asociados al resultado de la empresa y al desempeño individual. Junto con ello, se llevaron adelante programas de reconocimiento en distintas áreas, en que se destacaron a personas y equipos por su compromiso con la Compañía y apego a los valores de LAN Airlines. Ejemplos de ello son los programas de reconocimiento “Yo me traje un Boeing”, orientado a compartir con los trabajadores la entrega de un nuevo avión en las fábricas de Boeing, y “Destacados”, que premia el esfuerzo de las personas en la operación doméstica.

Respecto a las relaciones laborales que mantiene LAN Airlines con sus trabajadores, el año 2008 estuvo marcado por el histórico acuerdo logrado entre la Compañía y los Sindicatos de Pilotos y Tripulantes de Cabina en el Proyecto de Ley de Tripulaciones, el que fue aprobado en forma unánime por el Poder Legislativo. Con esto se incorpora

As part of its determination to reward the effort and dedication of its people, the Company maintained its policy of offering incentive bonuses to all personnel based on LAN’s financial results as well as individual performance. In conjunction with these payments, recognition programs are maintained in various areas of the Company to express our appreciation of individuals and teams who have demonstrated their dedication to the firm and its corporate values. Examples of these programs are “I Brought Back a Boeing,” which allows employees to participate in the arrival of a new aircraft, and “Outstanding Employee,” which recognizes the efforts of workers in domestic operations.

As regards LAN Airlines’ labor relations, 2008 witnessed the signing of a historic agreement between the Company and the pilots and cabin crew unions that reflects the provisions of recent legislation governing commercial aircrew contracts. The new law adds a separate title to the Labor Code

Durante el 2008 la Academia Corporativa impartió 4.771 cursos de capacitación, con un total de 46.380 participantes y una inversión de US$23,7 millones. En total, un 88% de las personas de LAN Airlines fueron capacitadas en distintos ámbitos.

THE COMPANY’S CORPORATE ACADEMY LAST YEAR DELIVERED 4,771 COURSES TO 46,380 EMPLOYEES, AN INVESTMENT VALUED AT US$23.7 MILLION.  ALTOGETHER, 88% OF LAN AIRLINES EMPLOYEES RECEIVED TRAINING IN DIFFERENT AREAS.

Dotaciones
Staffing Levels

	2008	2007
Administracion/ Administrative	3.181	3.247
Mantenimiento / Maintenance	2.147	1.922
Operaciones / Operations	4.784	4.940
Tripulantes de Cabina / Cabin Crew	2.587	2.494
Tripulantes de Mando / Cockpit Crew	1.346	1.180
Ventas / Sales	2.276	2.014
Total	16.321	15.797

al Código del Trabajo un capítulo específico que regula el Contrato de Tripulantes de Vuelo y de Tripulantes de Cabina de Aeronaves Comerciales de Pasajeros y Carga. Este importante acuerdo fue el resultado de un trabajo conjunto, comprometido y que privilegió siempre el diálogo y la disposición a buscar soluciones beneficiosas, tanto para la compañía como para sus tripulaciones.

Asimismo, durante este período se llevaron a cabo en Chile nueve procesos de negociación colectiva, que abarcaron a 1.469 empleados, tanto de sindicatos como de grupos no sindicalizados. Todos ellos concluyeron exitosamente con la suscripción de contratos y convenios de cuatro años, lo que refleja las buenas relaciones laborales que priman al interior de la organización.

Los avances y logros descritos, junto con el apoyo en tareas de análisis, gestión y comunicación, le permitió a LAN Airlines enfrentar con éxito los desafíos planteados para el ejercicio y sentar las bases para comenzar a trabajar en las metas y objetivos del año 2009, en línea con su propósito de consolidarse entre las diez mejores aerolíneas del mundo.

specifically regulating flight crew and cabin crew contracts on both passenger and cargo aircraft. The agreement entered into was the result of a genuine commitment on both sides to a sincere dialogue in the search for solutions that would benefit both workers and the company.

Nine collective negotiations were also held in Chile last year covering 1,469 employees in both unionized and non-union bargaining units. All of them concluded with the signature of four-year contracts and agreements, a clear indicator of the good labor relations prevailing within the organization.

Thanks to the advances and achievements described above together with the contributions of analyses and studies on the development and improvement of various human resource initiatives and practices, LAN Airlines successfully met the challenges of 2008 and laid the foundations for reaching the Company’s goals and objectives for 2009, in line with its aim of becoming one of the ten best airlines in the world.

Nuestro Próximo Destino, Un Mundo Mejor

OUR NEXT DESTINATION IS A BETTER WORLD

LAN está consciente de la enorme responsabilidad que significa ser una compañía aérea líder en Latinoamérica. Esto, además de ser un orgullo, es un desafío que la compromete aún más en la relación con sus colaboradores, clientes, proveedores y comunidades, y en la gestión de una operación que respete y proteja el medio ambiente.

De esta forma, inspirados en los valores que guían la Compañía - seguridad, superación, eficiencia y calidez-continuamente LAN está renovando sus esfuerzos en minimizar los efectos de su operación en el medioambiente, promoviendo el desarrollo de un turismo sostenible y participando activamente en diversas iniciativas que cultiven una conducta de ciudadanía responsable en las comunidades en que opera.

Para LAN, el crecimiento a largo plazo sólo es posible incorporando las variables económicas, sociales y ambientales en las diversas acciones que sus colaboradores realizan en día a día. De esta forma, se asegura que las metas y objetivos trazados, le permitirán mantener y consolidar el liderazgo alcanzado en la región.

LAN invita a todos sus colaboradores a seguir formando parte de esta gran compañía, renovando su compromiso y así construir juntos una historia de superación, que le permitirán llegar a ser una de las 10 mejores aerolíneas del mundo.

LAN is conscious of the enormous responsibility that goes with being a leading airline in Latin America. More than just a point of pride, it is a challenge that reinforces our commitments to our partners, customers, suppliers and communities, and strengthens our determination to manage the airline in a way that respects and protects the environment.

Drawing inspiration from the values of safety, achievement, efficiency and personal warmth that guide the Company’s actions, LAN is constantly renewing its efforts to minimize the effects of its operations on the environment, promoting sustainable tourism and actively participating in a range of initiatives that cultivate civic responsibility in the communities we serve.

For LAN, long-term growth can only be attained by integrating economic, social and environmental variables into the whole gamut of actions its people engage in on a daily basis. In this way we can make certain our goals and objectives will enable us to maintain and consolidate our leadership in the region.

LAN invites all of its personnel to continue being a part of this great Company and to renew their commitment to the values it stands for, so that together we can build a record of accomplishment that will make us one of the ten best airlines in the world.

Medio Ambiente

El compromiso de LAN implica no sólo cuidar de sus pasajeros y clientes sino también ayudar al gran desafío de preservar el medio ambiente. Aún teniendo la aviación comercial un impacto relativamente bajo en el calentamiento global, LAN ha asumido un compromiso para controlar y minimizar los efectos de su operación. Para lograr este compromiso LAN está embarcada en una serie de iniciativas.

Plan de renovación de nuestra flota

LAN ha llevado adelante un histórico plan de renovación de su flota, incorporando aviones de última generación, que tienen los mejores estándares en medidas medioambientales. Un ejemplo de ello es el plan anunciado en 2007 para su flota de largo alcance, que incluye la compra de 32 Boeing 787 Dreamliner, modelo que ha sido catalogado como el nuevo avión ecológico.

En mayo del 2008, LAN culminó el proceso de renovación de su flota de corto alcance, iniciado el año 2000, al retirar de sus operaciones el último Boeing 737-200. En este período, LAN ha recibido 40 aviones Airbus familia A320 - que incluyen modelos A318, A319 y A320 - con la más avanzada tecnología de la industria. Los aviones Airbus han sido diseñados con un nuevo sistema de gestión medioambiental (EMS), basado en la norma ISO 14001, que asegura el cumplimiento

The Environment

LAN’s commitments do not stop at taking care of its passengers and other customers, but also embrace the huge challenge of helping to preserve the environment. Even though the impact of commercial aviation on global warming is relatively small, LAN has shouldered the responsibility to control and minimize the effects of its own operations through a series of initiatives.

Fleet renewal plan

LAN has moved forward on a fleet renewal plan of historic dimensions, incorporating latest-generation planes that adhere to the highest environmental standards. An example of this is the program announced by the Company in 2007 for its long-haul fleet, which includes the purchase of 32 Boeing 787 Dreamliners, widely considered to be the new ecological aircraft.

Also, in May 2008 LAN completed the renovation of its short-haul fleet with the retirement of the last Boeing 737-200s in the Company’s service. Since this process began in the year 2000 LAN has acquired 40 aircraft from the Airbus A320 family, including A318s, A319s and A320s, all equipped with the latest technology in the industry. The design of these planes features a de estrictas medidas en esta materia durante toda su vida útil. Asimismo, son eficientes en el consumo de combustible, lo que ha permitido reducir las emisiones de CO2, medido en asientos-kilómetro, en un 35%.

Sumado a lo anterior, los nuevos aviones producen menos contaminación acústica, beneficiando la calidad de vida de las personas que trabajan en el aeropuerto, como también las comunidades aledañas a estos.

Comité verde

Como complemento a los planes de renovación de la flota y gracias al trabajo de distintas áreas de la Compañía, durante el 2008 se creó el Comité Verde, conformado por ingenieros, técnicos y pilotos. Su objetivo, junto con lograr eficiencias a través de iniciativas y proyectos, fue promover una operación amigable con el medioambiente, a través de una serie de afiches y boletines, dirigidos a todas las personas de LAN involucradas en la operación de los aviones y que pertenecen a las áreas de Operaciones, de Mantenimiento, de Aeropuertos y de Apoyo Terrestre. En este sentido, destacan la optimización de los planes de vuelo y desplazamientos en losa, además de la reducción de peso a bordo y del uso del generador auxiliar del avión, entre otras iniciativas.

Eticket

Actualmente, más del 90% de todos los boletos de pasajeros emitidos por LAN se hace en forma electrónica, eticket, reduciendo en forma importante la impresión de papel en la Compañía.

new environmental management system (EMS) based on the ISO 14001 standard that ensures they comply with stringent criteria throughout their service lives. They are also highly fuel-efficient, reducing CO2 emissions per seat-kilometer by 35%.

Furthermore, the new aircraft cause less noise pollution, thereby improving the quality of life of persons employed at airports and residents of nearby communities.

Green Committee

To complement the fleet renewal plans, various areas of the Company came together during 2008 to form the Green Committee. The objective of this new entity, comprised of engineers, technicians and pilots, is twofold: to achieve efficiency through a variety of initiatives and projects, and to promote an environmentally friendly operation via the dissemination of informative posters and bulletins directed at all LAN personnel involved in operating aircraft in the Operations, Maintenance, Airports and Ground Support areas. Notable among these efforts are the measures adopted to optimize flight and ground movement procedures and reduce aircraft loads and auxiliary generator use.

E-Ticket

Currently, more than 90% of all passenger tickets for LAN flights are issued electronically in the form of e-tickets, significantly reducing the amount of paper the Company prints.

Volemos juntos a nuestro próximo destino y construyamos entre todos un mundo mejor.

LET’S FLY TOGETHER TO OUR NEXT DESTINATION AND BUILD A BETTER WORLD.

pages101-150.htm

contigo
IMPRIME
SÓLO
cuando sea
necesario
¡Gracias por colaborar en mi rehabilitación!

Campaña de Eficiencia – Ayuda a los niños de Coaniquem

A comienzos del año 2008, se lanzó la campaña interna que busca incentivar ahorros en servicios básicos de la Compañía, como energía, fotocopias, telefonía, entre otros, y en la eficiencia en viajes de sus colaboradores por motivos de trabajo. Un porcentaje de lo ahorrado, será donado a la Corporación de Ayuda del Niño Quemado (Coaniquem).

Reciclaje

Durante el 2008, en Perú y Chile se procedió al acondicionamiento y donación de más de 500 equipos, entre computadores personales e impresoras. De esta forma se recicla y, al mismo tiempo, se apoya a diversas organizaciones de beneficencia en la región.

En Chile se lanzó el proyecto "Yo reciclo en APV" en el área de Aprovisionamiento a Bordo. A través del reciclaje de cartón, diarios, revistas, papel, botellas PET, latas de bebida, vidrio, pallets, corchos, film strech y plástico, se ha logrado prevenir la generación de más de 925.000 kilos de CO_2 en el año 2008.

Además, en Argentina, LAN participa del Programa de Reciclado de Papel del Hospital Garraham y colabora para brindarle mejores recursos al hospital, y en Chile, se lleva a cabo un programa de reciclaje de papel, que ayuda a la Fundación San José dedicada a la adopción.

Programa de renovación de impresoras – paper less

La implementación de un plan de renovación de impresoras, por aparatos de mayor tecnología, ha permitido una importante disminución en el uso de papel y energía. El apoyo de las personas en este tema ha sido fundamental. Al mismo tiempo, se incorporó un mensaje de cuidado del medio ambiente en la firma automática de sus e-mails corporativos.

Efficiency Campaign – A Helping Hand to the Children of Coaniquem

In early 2008 an internal campaign was launched to encourage efficiencies in basic internal services such as energy, photocopying and telephone use as well as in employee travel on company business. A percentage of the savings will be donated to Coaniquem, a private organization that runs rehabilitation centers in Chile for child burn victims.

Recycling

More than 500 computers and printers were reconditioned and donated in Peru and Chile during 2007. In this way the Company promotes recycling at the same time as it supports a range of worthy charitable organizations in the region.

Other recycling efforts include a project set up by the On-Board Supply area of LAN to recycle cardboard, newspapers, magazines, paper, PET bottles, drink cans, glass, pallets, corks, film stretch and plastic. The resulting reduction in CO_2 emissions during 2008 was more than 925,000 kilograms.

LAN also participates in a paper recycling program to raise funds for the Garraham Children's Hospital in Argentina and a similar initiative to support the Fundación San José adoption agency in Chile.

Printer Renewal Program – Toward the Paperless Office

The implementation of a plan for upgrading existing office printers to higher technology units has brought about a significant decline in the use of both paper and energy. Fundamental in this initiative has been the cooperation of Company employees. Also, a message on protecting the environment has been included in the automatic signature of all LAN corporate e-mails.

Ciudadanía Responsable

LAN quiere ser una compañía confiable, cercana a las comunidades y respetada. En este sentido, ha establecido alianzas con organizaciones que trabajan por el desarrollo social de las comunidades más vulnerables de la región e impulsa iniciativas que contribuyen a mejorar la calidad de vida de sus personas. Para lograr este compromiso LAN está embarcada en varias iniciativas y ha establecido alianzas con una serie de instituciones.

Un Techo Para mi País
LAN trabaja desde el año 2002 con la organización “Un Techo para mi País”, contribuyendo con la labor de poner fin a los asentamientos marginales en Latinoamérica. La alianza se formalizó en diciembre de 2006, mediante la firma de un convenio regional para apoyar la expansión del proyecto en el continente. Durante el año 2008, se contribuyó al traslado de 270 voluntarios que trabajan en esta organización en los países de la región. También, LAN financió viviendas de emergencia, que son construidas por sus propios colaboradores en aquellos países donde opera. El año 2008, un total de 1500 voluntarios de la Compañía participaron en la edificación de 228 viviendas sociales.

El compromiso de LAN implica no sólo cuidar de sus pasajeros y clientes sino también ayudar al gran desafío de preservar el medio ambiente.

LAN’S COMMITTMENT IS NOT JUST TO ITS PASSENGERS AND CUSTOMERS BUT ALSO TO HELP PROTECT THE ENVIRONMENT .

Civic Responsibility

LAN is serious about being a respected and trustworthy company that is close to the communities it serves. To this end, it has set up alliances with organizations that work for social development in the region’s most vulnerable communities and backs numerous initiatives that contribute to improving their quality of life. Several of these are described below.

Un Techo Para mi País
Since 2002 LAN has worked with “Un Techo para mi País” (A Roof for My Country), supporting the organization’s efforts to do away with marginal housing settlements in Latin America. This alliance was placed on a formal footing in December 2006 with the signing of a regional agreement for the expansion of the project across the continent. In 2008 the airline provided free air transport for 270 volunteers working with the organization around the region. It also financed emergency housing, built by LAN personnel themselves, in the countries where it operates. Altogether, 228 social housing units were constructed by 1,500 company volunteers.

En estos cinco años, las personas de LAN han ayudado a que 357 familias de Chile, Uruguay, Perú, Argentina, Ecuador y México tengan un techo más digno.

Además, bajo el alero de esta entidad, la Compañía ha apadrinado el campamento “Los Aromos”, ubicado en la comuna de Colina, Chile, donde habitan 200 familias de escasos recursos. De esta forma, LAN se convirtió en pionera en iniciativas de este tipo, que buscan apoyar el proceso de erradicación de campamentos, apoyando con el financiamiento para talleres de distintos oficios de sus pobladores.

Break Away

Con el traslado de estudiantes de Florida International University (EE. UU), LAN inició el trabajo en conjunto con la organización Break Away. El acuerdo permite que estudiantes norteamericanos viajen a diferentes países de Latinamérica, durante sus vacaciones, para apoyar la labor realizada por “Un Techo para mi País”. Durante el año 2008, viajaron 20 estudiantes a Perú y Argentina.

Thus, over the last five years our people have helped ensure 357 families in Chile, Uruguay, Peru, Argentina, Ecuador and Mexico have a more dignified home.

Under the auspices of the same organization, LAN has also sponsored the “Los Aromos” settler camp near Santiago, currently inhabited by about 200 low-income families. The airline has been a pioneer in this type of initiative, which aims at eradicating these encampments through the provision of funding for workshops to teach camp residents useful trades.

Break Away

LAN initiated its collaboration with the non-profit organization Break Away by offering air transport free of charge to volunteers from Florida International University who travel to various Latin American countries during their vacations to volunteer for “Un Techo para mi País.” In 2008, twenty such students were flown to Peru and Argentina.

228 casas construidas, cientos de voluntarios, un mismo sueño.

228 HOUSES BUILT, HUNDREDS OF VOLUNTEERS, A SINGLE DREAM.

América Solidaria

Desde el 2005, LAN también apoya el trabajo de la Fundación América Solidaria, cuya misión es contribuir a superar la pobreza de las zonas más críticas de América Latina y El Caribe, trasladando a voluntarios profesionales, que durante un año llevan sus servicios y conocimientos a las comunidades más necesitadas de Haití, Argentina, República Dominicana, Nicaragua, Colombia, Ecuador, Bolivia y Perú. Así se contribuye a la globalización de la solidaridad en nuestro continente. Durante el 2008, LAN trasladó 90 voluntarios en Latinoamérica.

Hogar de Cristo

En Chile, LAN apoya la labor de la institución de beneficencia Hogar de Cristo, a través del programa “1+1”, que duplica el aporte mensual que hacen las personas de la Compañía a esta organización. Alrededor del 14% de sus colaboradores en Chile participan en esta iniciativa. El aporte se destina al Hogar “San Luis Gonzaga” y al Centro Infantil “Los Nidos de Pudahuel”, que acogen a menores en riesgo social, donde también se desarrollan actividades de voluntariado por parte de los trabajadores de LAN.

UNICEF

Parte importante de las aerolíneas de la alianza oneworld participa en la campaña “Change for Good” de UNICEF. Con el propósito de colaborar con este organismo internacional de ayuda a la infancia, en Perú, LAN dio inicio a un programa denominado “Tu ayuda para el cambio”. Los fondos recaudados entre los pasajeros son destinados a la educación de madres gestantes y niños menores de tres años en relación a prácticas correctas de alimentación, desarrollo, atención de salud e higiene.

América Solidaria

Since 2005 LAN has also supported the work of the Chilean organization América Solidaria, whose mission is to alleviate poverty in the most critical areas of Latin American and the Caribbean. Under this initiative, air transport is provided to volunteer professionals who spend a year contributing their expert knowledge and services to the most needy communities in Haiti, Argentina, the Dominican Republic, Nicaragua, Colombia, Ecuador, Bolivia and Peru. Thus, the Company is playing its part in the globalization of solidarity within our continent. In 2008, a total of 90 volunteers with the organization were flown to different destinations in Latin America.

Hogar de Cristo

Within Chile, LAN supports the work of the Hogar de Cristo charitable institution through its “1+1” program, which matches the monthly contributions of Company employees. Some 14% of the airline’s Chilean personnel participate in this initiative. The funds collected are donated to the San Luis Gonzaga residence for poor adults with mental disabilities and to Nidos de Pudahuel, a home for pre-school children at risk where LAN workers also carry out volunteer activities.

UNICEF

A number of member airlines of the oneworld alliance participate in UNICEF’s “Change for Good” campaign to improve the lives of children. In support of this effort LAN created a program called “Tu ayuda para el cambio” (Your Help for Change). Funds collected from passengers go to educate pregnant women and children under three in proper practices regarding nutrition, child development, health and hygiene.

Teletón

Los días 28 y 29 de noviembre del 2008, se realizó en Chile el 30° aniversario de la Teletón, institución de beneficencia que ayuda de las personas discapacitadas. Los colaboradores de LAN participan activamente en esta iniciativa haciendo aportes personales, en conjunto con el aporte de la Compañía.

Coaniquem

Desde enero del año 2002, LAN colabora estrechamente con la rehabilitación de niños quemados en Latinoamérica, transportándolos desde diferentes países de la región hacia Santiago de Chile, donde se encuentra el Instituto Coaniquem (Corporación de Ayuda al Niño Quemado), único centro de rehabilitación existente en Sudamérica. Hasta la fecha, LAN ha transportado a 343 niños y a sus respectivos padres. Durante el 2008, transportó a 43 niños junto a sus acompañantes.

Campañas de solidaridad

LAN y sus colaboradores siempre han demostrado un gran espíritu de superación y solidaridad frente a las catástrofes que afectan a las comunidades donde operan. Es así como ha prestado ayuda a diferentes localidades de la región, destacándose el apoyo que brindó en el temporal que afectó a la Provincia de Tucumán en Argentina y en la erupción del Volcán Chaitén, que comprometió a las localidades de Chaitén y Futaleufú, en Chile. La ayuda se materializó a través de la entrega de frazadas, remedios, ropa y alimentos.

Telethon

On November 28-29 of last year, the 30th annual Telethon was held in Chile to raise funds for the disabled. LAN personnel played an active role in this initiative through personal contributions in addition to those made by the Company.

Coaniquem

Since January 2002 the airline has collaborated closely with efforts to help child burn victims by flying them from various countries in the region to Chile where they are received by Coaniquem, the only burn rehabilitation center for children in South America. To date, LAN has provided free air fares for 343 children and their parents, 43 of whom were transported during 2008.

Solidarity Campaigns

LAN and its employees have a long record of demonstrating their solidarity and practical spirit in the face of natural disasters that affect the communities where the airline operates. It has volunteered its support to various localities in the region, two recent examples being the province of Tucumán in Argentina which was hit by a major storm and the towns of Chaitén and Futaleufú in Chile which were affected by the eruption of the Chaitén Volcano. In both cases the airline’s aid took the form of deliveries of blankets, medications, clothing and food.

Celebraciones navideñas

Con el fin de dar un sentido solidario a la Navidad, en Perú, Argentina y Chile se celebró esta fiesta en varias comunidades de escasos recursos. Los trabajadores tuvieron la oportunidad de apadrinar niños, junto con la Compañía, contribuyendo con los regalos.

Concurso de iniciativas sociales

Potenciando el voluntariado corporativo que realizan nuestros colaboradores, LAN dispuso de un fondo concursable, en donde se presentaron iniciativas que iban en directo beneficio de la fundación u organización a las que pertenecen. Así, en 2008 se llevaron a cabo 7 proyectos en Perú y Chile.

Capacitación a familiares

Las personas de LAN y sus familias constituyen una preocupación constante para la Compañía. Con la finalidad de darles nuevas oportunidades en el campo laboral, se realizaron cursos de capacitación a familiares de trabajadores LAN en computación y peluquería. El programa también enseña habilidades de emprendimiento para crear una microempresa. Fueron 57 los graduados de este programa durante el 2008, aumentando un 20 % respecto al año anterior.

Visita a la base/ Todos podemos volar

Con el fin de acercar el mundo aeronáutico a la comunidad, LAN continuó desarrollando los programas denominados “Visita la Base” en Chile y “Todos Podemos Volar” en Argentina.

Christmas Celebrations

In a tangible expression of the Christmas spirit, LAN took part in holiday festivities in a number of low-income communities. The airline and its employees sponsored local children and provided gifts for the occasion.

Social Initiatives Fund

To promote corporate volunteer work among Company personnel, LAN has set up a fund that receives competitive applications from employees for the financing of initiatives in aid of the organizations or foundations they are involved with. In 2008, seven such projects were funded in Peru and Chile.

Training for Employee Family Members

At LAN, our employees and their families are an ongoing concern. To broaden their opportunities in the labor market, the Company arranges training courses in computing, hairstyling and small business entrepreneurial skills. In 2008 a total of 57 people completed this program, an increase of 20% over the previous year.

Visit the Base / All of Us can Fly

With the intention of bringing the world of aviation closer to the community, LAN has continued to run its programs known as “Visit the Base” in Chile and “All of Us can Fly” in Argentina.

The first of these acquaints visitors with the maintenance installations at Santiago International Airport. More than

El primero, es una invitación a conocer las instalaciones de mantenimiento de LAN en el aeropuerto Comodoro Arturo Merino Benítez. Así, más de 4.100 estudiantes, de casi 100 establecimientos educacionales de Santiago, visitaron las instalaciones de mantenimiento acompañados por sus profesores. Participaron también de esta actividad, hijos de funcionarios de la Compañía y diversas instituciones benéficas.

“Todos Podemos Volar” premia en Argentina a los mejores desempeños de escuelas de bajos recursos, con la oportunidad de experimentar un vuelo completo. Los alumnos visitan el aeropuerto, aprenden el sistema de chequeo, embarcan junto a otros pasajeros, conocen la cabina de mando, al comandante y viven la experiencia de su primer viaje en avión. Desde el 2005, más de 850 alumnos, 170 profesores y 45 colegios de las provincias de Córdoba, Iguazú, Buenos Aires y Mendoza, participaron de esta actividad declarada de Interés Educativo por el Ministerio de Educación de Argentina.

Cabe destacar que esta iniciativa solo es posible gracias al apoyo voluntario de más de 120 colaboradores LAN.

LAN también se preocupa por las necesidades más inmediatas de las comunidades o instituciones con escasos recursos. El espíritu solidario de LAN se refleja en la activa colaboración de los trabajadores de la Compañía.

4,100 students from almost 100 Santiago schools have participated in the program in the company of their teachers. The children of LAN employees and youngsters from various charitable institutions have also been invited on the visits.

The Argentinean program is intended to reward top students at disadvantaged schools with a complete flight experience. Upon arrival at the airport, participants first learn about the workings of the check-in system. They then board a plane together with other passengers and are shown into the cockpit, where they learn about its functions and meet the captain before going up on their first flight in an airplane. Since 2005 more than 850 students and 170 teachers from 45 schools in the provinces of Cordoba, Iguazu, Buenos Aires and Mendoza have taken part in this activity, which has been commended for its educational value by Argentina’s Ministry of Education.

It should also be pointed out that this initiative is made possible by the generous support of more than 120 volunteers at LAN.

All of these programs are evidence of LAN’s concern for the most pressing needs of low-income communities and the institutions that work with them. The Company’s spirit of solidarity is also reflected in the active participation of its employees in these efforts.

Turismo Sostenible

Promovemos una conducta de cuidado y respeto hacia el medioambiente y estamos comprometidos con el desarrollo sostenible del turismo en Latinoamérica. Para lograr este compromiso LAN está embarcada en una serie de iniciativas.

Centro Responde

Durante el 2008, LAN se unió a la Asociación RESPONDE, un programa integral de Argentina que potencia el crecimiento de pueblos rurales, desarrollando actividades vinculadas con el turismo sostenible. LAN apadrina Chilibroste, un pueblo de 600 habitantes de la Provincia de Córdoba, con el objetivo de potenciar los atractivos existentes y construyendo el Centro Responde, lugar de encuentro de la comunidad y de actividades sociales, turísticas y culturales.

Gastronomía peruana

La gastronomía es uno de los atractivos turísticos de Perú, por lo cual LAN está desarrollando diversos programas de apoyo al turismo gastronómico, en alianza con instituciones locales como la Comisión de Promoción del Perú para la Exportación y el Turismo (PromPerú). En el año 2008, LAN elaboró, junto a 30 reconocidos chefs peruanos, el libro llamado “Cocina de alto vuelo: Turismo gastronómico en el Perú”, que resalta la riqueza culinaria de 15 regiones a las que vuela diariamente. Asimismo, LAN auspició la Feria Internacional APEGA (Sociedad Peruana de Gastronomía).

Sustainable Tourism

LAN is intent upon promoting respectful and protective behavior toward the environment, and is committed to the development of sustainable tourism in Latin America. With this purpose in mind the airline is involved in a series of initiatives.

Centro Responde

In 2008 LAN joined hands with RESPONDE, an Argentinean organization that works to support the growth of rural villages through the development of activities linked to sustainable tourism. The Company has sponsored Chilibroste, a village of 600 inhabitants in the province of Cordoba, with the aim of strengthening existing attractions and building a local Responde Center as a meeting place for the community and space for holding social, cultural and tourist activities.

Peruvian Cuisine

Peru’s cuisine is one of the country’s great tourist attractions. LAN is currently developing various programs to promote food tourism in conjunction with local organizations such as the Peru Export and Tourism Promotion Board (PromPerú). In 2008 the airline published a book featuring 30 prominent Peruvian chefs entitled “Cocina de Alto Vuelo: Turismo Gastronómico en el Perú” which presents the culinary riches of 15 regions served by the airline’s daily flights. LAN also sponsored an international food fair put on by APEGA, the Peruvian Gastronomy Society.

Limpieza de playas, inédito proyecto en Isla de Pascua

En junio del 2008, LAN apoyó y trasladó a Isla de Pascua a un grupo de voluntarios de la Organización Proplaya, que en conjunto con el Centro de Estudios Avanzados y Biodiversidad de la Pontificia Universidad Católica de Chile, desarrollaron entretenidas actividades con 150 niños de diversos colegios de la isla, para aprender a reconocer la biodiversidad de su entorno y cómo cuidar sus playas.

Programa Preferred Partners

Es un programa de alianzas estratégicas que tiene como objetivo promocionar el turismo en Argentina, Chile, Ecuador y Perú, como grandes destinos a nivel internacional. En esta alianza, liderada por LAN, participan hoteles, cruceros, arrendadores de vehículos, entre otros, como también tours operadores receptivos, quienes en conjunto suman más de 70 empresas.

Capacitación y promoción de Pymes turísticas

A partir del 2008 LAN acordó una alianza con Achet (Asociación Chilena de Empresas de Turismo), que busca apoyar a pequeñas y medianas empresas turísticas, mediante la promoción del emprendimiento y el cumplimiento de estándares medioambientales internacionales.

Beach Protection, A Unique Project in Easter Island

In June 2008 LAN flew a group of volunteers with Proplaya, a non-profit organization for the protection of beaches, to Easter Island. There, the group carried out a series of fun activities with 150 children from local schools in conjunction with the Advanced Studies and Biodiversity Center of the Pontifícia Universidad Católica de Chile, teaching them about the biodiversity of their environment and the proper care of the Island’s beaches.

Preferred Partners Program

This program of strategic alliances is intended to promote Argentina, Chile, Ecuador and Peru on the international scene as major tourist destinations. The alliance, which is led by LAN, has secured the participation of more than 70 businesses including hotels, cruise ship companies, car rental firms and receptive tour operators.

Training and Promotion of Tourism SMEs

In 2008 LAN also formalized an alliance with ACHET, the Association of Chilean Tourism Businesses, to support small and medium enterprises involved in the tourist industry via the promotion of entrepreneurship and implementation of international environmental standards.

LAN apoyó y trasladó a Isla de Pascua a un grupo de voluntarios de la Organización Proplaya, que en conjunto con el Centro de Estudios Avanzados y Biodiversidad de la Pontificia Universidad Católica de Chile, desarrollaron entretenidas actividades con 150 niños de diversos colegios de la isla, para aprender a reconocer la biodiversidad de su entorno y cómo cuidar sus playas.

LAN FLEW A GROUP OF VOLUNTEERS WITH PROPLAYA, A NON-PROFIT ORGANIZATION FOR THE PROTECTION OF BEACHES, TO EASTER ISLAND. THERE, THE GROUP CARRIED OUT A SERIES OF FUN ACTIVITIES WITH 150 CHILDREN FROM LOCAL SCHOOLS IN CONJUNCTION WITH THE ADVANCED STUDIES AND BIODIVERSITY CENTER OF THE PONTIFÍCIA UNIVERSIDAD CATÓLICA DE CHILE, TEACHING THEM ABOUT THE BIODIVERSITY OF THEIR ENVIRONMENT AND THE PROPER CARE OF THE ISLAND’S BEACHES.

Para Mayor Información acerca de los Estados
Financieros, Consulte el CD adjunto.

Contenido

Balance general consolidado
Estado consolidado de resultados
Estado consolidado de flujo efectivo directo
Conciliacion flujo – resultado

Content

Consolidated balance sheet
Consolidated statements of income
Consolidated statements of cash flows
Reconciliation of net income to net cash provided by operating activities

FOR FURTHER INFORMATION REGARDING THE FINANCIAL STATEMENTS PLEASE REFER TO THE ACCOMPANYING CD.

Balance General Consolidado
	Al 31 de diciembre
	2008	2007
	MUS$	MUS$

Total Activos Circulantes	1.351.031	1.089.828

Disponible	15.707	11.506
Depósitos a plazo	255.881	308.585
Valores negociables (neto)	138.426	147.952
Deudores por venta (neto)	275.690	279.471
Documentos por cobrar (neto)	1.770	6.492
Deudores varios (neto)	161.109	182.338
Documentos y cuentas por cobrar empresas relacionadas	1.117	226
Existencias (neto)	50.609	54.022
Impuestos por recuperar	72.013	68.623
Gastos pagados por anticipado	13.346	12.949
Impuestos diferidos	6.545	4.624
Otros activos circulantes	358.818	13.040

Total Activos Fijos	3.093.368	2.351.605

Terrenos	26.397	14.424
Construcciones y obras de infraestructura	108.358	105.990
Maquinarias y equipos	3.022.573	2.190.411
Otros activos fijos	739.270	739.499
Depreciación (menos)	(803.230)	(698.719)

Total Otros Activos	460.462	460.309

Inversiones en empresas relacionadas	1.187	1.482
Inversiones en otras sociedades	506	1.807
Menor valor de inversiones	32.412	36.022
Mayor valor de inversiones (menos) Deudores a largo plazo	11.200	12.171
Documentos y cuentas por cobrar empresas relacionadas largo plazo	251	-
Intangibles	52.224	43.254
Amortización (menos)	(23.660)	(17.186)
Otros	386.342	382.759

Total Activos	4.904.861	3.901.742

	Al 31 de diciembre
	2008	2007
	MUS$	MUS$

Total Pasivos Circulantes	1.379.027	1.122.605

Obligaciones con bancos e instituciones financieras largo plazo - porción corto plazo	151.247	102.153
Obligaciones largo plazo con vencimiento dentro de un año	70.407	74.786
Dividendos por pagar	105.330	120.073
Cuentas por pagar	361.620	322.897
Acreedores varios	19.033	-
Documentos y cuentas por pagar empresas relacionadas	303	357
Provisiones	94.459	100.546
Retenciones	64.859	62.384
Impuesto a la renta	1.537	8.101
Ingresos percibidos por adelantado	329.742	325.669
Otros pasivos circulantes	180.490	5.639

Total Pasivos a Largo Plazo	2.402.135	1.785.896

Obligaciones con bancos e instituciones financieras	1.654.947	1.228.650
Acreedores varios largo plazo	96.182	-
Provisiones largo plazo	92.593	94.441
Impuestos diferidos a largo plazo	228.232	169.885
Otros pasivos a largo plazo	330.181	292.920

Interés Minoritario	5.721	5.189

Total Patrimonio	1.117.978	988.052

Capital pagado	453.444	453.444
Otras reservas	1.749	(52)
Utilidades retenidas :	662.785	534.660
Utilidades acumuladas	528.833	436.337
Utilidad (pérdida) del ejercicio	335.739	308.323
Dividendos provisorios (menos)	(201.787)	(210.000)

Total Pasivos y Patrimonio	4.904.861	3.901.742

Estado Consolidado de Resultados

	Al 31 de diciembre
	2008	2007
	MUS$	MUS$

Resultado de Explotación	536.184	413.371

Ingresos de explotación	4.534.282	3.524.923
Costos de explotación (menos)	(2.858.768)	(2.160.451)
Margen de explotación	1.675.514	1.364.472
Gastos de administración y ventas (menos)	(1.139.330)	(951.101)

Resultado Fuera de Explotación	(134.567)	(45.562)

Ingresos financieros	16.212	18.043
Utilidad inversión empresas relacionadas	1.112	604
Otros ingresos fuera de la explotación	55.995	31.802
Pérdida inversión empresas relacionadas (menos)	(164)	(5.690)
Amortización menor valor de inversiones (menos)	(3.018)	(2.994)
Gastos financieros (menos)	(82.690)	(76.224)
Otros egresos fuera de la explotación	(115.026)	(27.817)
Corrección monetaria	878	1.014
Diferencias de cambio	(7.866)	15.700

Resultado antes de Impuesto a la Renta e Itemes Extraordinarios	401.617	367.809

Impuesto a la Renta	(64.690)	(59.775)

Utilidad (Perdida) antes Interés Minoritario	336.927	308.034

Interés Minoritario	(1.188)	289

Utilidad (Pérdida) Líquida	335.739	308.323

Utilidad (Pérdida) del Ejercicio	335.739	308.323

Estado Consolidado de Flujo Efectivo Directo

	Al 31 de diciembre
	2008	2007
	MUS$	MUS$

Flujo Neto Originado por Actividades de la Operación	729.129	707.018

Recaudación de deudores por ventas	4.648.591	3.535.542
Ingresos Financieros percibidos	10.969	15.150
Dividendos y otros repartos percibidos	813	962
Otros ingresos percibidos	100.573	36.736
Pago a proveedores y personal (menos)	(3.822.991)	(2.743.171)
intereses pagados (menos)	(81.421)	(73.633)
Impuesto a la renta pagado (menos)	(26.994)	(16.316)
Otros gastos pagados (menos)	(26.113)	(12.231)
I.V.A. y otros similares pagados (menos)	(74.298)	(36.021)

Flujo Neto Originado por Actividades de Financiamiento	58.760	383.419

Colocación de acciones de pago	0	319.141
Obtención de préstamos	574.874	495.324
Pago de Dividendos (menos)	(222.803)	(210.868)
Pago de préstamos (menos)	(102.644)	(205.536)
Pago de gastos por emisión y colocación de acciones (menos)	0	(2.672)
Otros desembolsos por financiamiento (menos)	(190.667)	(11.970)

Flujo Neto Originado por Actividades de Inversión	(830.545)	(844.254)

Ventas de activo fijo	6.625	219
Ventas de inversiones permanentes	6.708	0
Ventas de otras inversiones	14.511	14.105
Otros Ingresos de inversión	5	0
Incorporación de activos fijos (menos)	(831.701)	(839.851)
Pago de intereses capitalizados (menos)	(13.196)	(2.290)
Inversiones Permanentes (menos)	(698)	(94)
Inversiones en instrumentos financieros (menos)	(2.607)	(16.343)
Otros desembolsos de inversión (menos)	(10.192)	0

Flujo Neto Total del Período	(42.656)	246.183

Efecto de la Inflación sobre el Efectivo y Efectivo Equivalente	(1.525)	(64)

Variación Neta del Efectivo y Efectivo Equivalente	(44.181)	246.119

Saldo Inicial de Efectivo y Efectivo Equivalente	445.615	199.496

Saldo Final de Efectivo y Efectivo Equivalente	401.434	445.615

Conciliación Flujo-Resultado

	Al 31 de diciembre
	2008	2007
	MUS$	MUS$

Utilidad (Pérdida) del Ejercicio	335.739	308.323

Resultado en Venta de Activos	(5.268)	(2.331)

(Utilidad) Pérdida en venta de activos fijos	(1.382)	(1.203)
Utilidad en venta de inversiones (menos)	(3.886)	(1.128)

Cargos (Abonos) a Resultado que no representan Flujo de Efectivo	346.817	143.971

Depreciación del ejercicio	174.905	143.796
Amortización de intangibles	7.822	6.384
Castigos y provisiones	21.451	7.689
Utilidad devengada en inversiones en empresas relacionadas (menos)	(1.112)	(604)
Pérdida devengada en inversiones en empresas relacionadas	164	5.690
Amortización menor valor de inversiones	3.018	2.994
Corrección monetaria neta	(878)	(1.014)
Diferencia de cambio neto	7.866	(15.700)
Otros abonos a resultado que no representan flujo de efectivo (menos)	(22.941)	(30.068)
Otros cargos a resultado que no representan flujo de efectivo	156.522	24.804

Variación de Activos que afectan al Flujo de Efectivo (aumento) disminución	(14.610)	101.053

Deudores por ventas	4.231	8.770
Existencias	4.803	(9.345)
Otros activos	(23.644)	101.628

Variación de Pasivos que Afectan al Flujo de Efectivo aumentos (disminución)	65.263	156.291

Cuentas por pagar relacionadas con el resultado de la explotación	21.151	111.382
Intereses por pagar	5.425	4.260
Impuesto a la Renta por pagar (neto)	31.040	43.832
Otras cuentas por pagar relacionadas con el resultado fuera de explotación	(341)	(1.769)
I.V.A. y otros similares por pagar (neto)	7.988	(1.414)

Utilidad (Pérdida) del Interés Minoritario	1.188	(289)

Flujo Neto Originado por Actividades de la Operación	729.129	707.018

Consolidated Balance Sheet

	At December 31,
	2008	2007
	(In thousands of US$)
ASSETS

CURRENT ASSETS
Cash	15,707	11,506
Time deposits	255,881	308,585
Marketable securities	138,426	147,952
Trade accounts receivable and other, net	438,569	468,301
Notes and accounts receivable from related companies	1,117	226
Inventories	50,609	54,022
Prepaid and recoverable taxes	72,013	68,623
Prepaid expenses	13,346	12,949
Deferred income tax assets	6,545	4,624
Other current assets	358,818	13,040
Total current assets	1,351,031	1,089,828

PROPERTY AND EQUIPMENT (net)	3,093,368	2,351,605

OTHER ASSETS
Investments in related companies	1,187	1,482
Goodwill	32,412	36,022
Notes and accounts receivable from related companies	251	-
Long-term accounts receivable	11,200	12,171
Advances for purchases of aircraft and other deposits	209,215	316,443
Other	206,197	94,191
Total other assets	460,462	460,309

Total assets	4,904,861	3,901,742

Consolidated Balance Sheet

	At December 31,
	2008	2007
	(In thousands of US$)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Current portion of long-term loans from financial institutions	151,247	102,153
Current portion of long-term leasing obligations	63,654	61,960
Securitization obligation	6,753	12,826
Dividends payable	105,330	120,073
Accounts payable	361,620	322,897
Notes and accounts payable to related companies	303	357
Air traffic liability and other unearned income	329,742	325,669
Other current liabilities	360,378	176,670
Total current liabilities	1,379,027	1,122,605

LONG-TERM LIABILITIES
Loans from financial institutions	1,654,947	1,228,650
Securitization obligation	-	6,752
Other creditors	247,469	52,400
Provisions	92,593	94,441
Obligations under capital leases	178,894	233,768
Deferred income tax liabilities	228,232	169,885
Total long-term liabilities	2,402,135	1,785,896

MINORITY INTEREST	5,721	5,189

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY)
Common stock (338,790,909 shares)	453,444	453,444
Reserves	1,749	(52)
Retained earnings	662,785	534,660
Total shareholders’ equity	1,117,978	988,052

Total liabilities and shareholders’ equity	4,904,861	3,901,742

Consolidated Statements of Income

	For the years ended December 31,
	2008	2007	2006
	(In thousands of US$)

REVENUES
Passenger	2,858,937	2,197,201	1,813,373
Cargo	1,527,106	1,154,323	1,072,730
Other	148,239	173,399	147,857
Total operating revenues	4,534,282	3,524,923	3,033,960

EXPENSES
Wages and benefits	(608,510)	(489,550)	(442,967)
Aircraft fuel	(1,423,922)	(930,208)	(763,951)
Commissions to agents	(481,934)	(402,577)	(403,899)
Depreciation and amortization	(183,207)	(153,852)	(122,802)
Passenger services	(85,168)	(71,844)	(56,077)
Aircraft rentals	(150,891)	(158,917)	(157,681)
Aircraft maintenance	(155,612)	(159,063)	(117,206)
Other rentals and landing fees	(450,592)	(366,418)	(336,821)
Other operating expenses	(458,262)	(379,123)	(329,934)
Total operating expenses	(3,998,098)	(3,111,552)	(2,731,338)

Operating income	536,184	413,371	302,622

OTHER INCOME AND EXPENSES
Interest income	16,212	18,043	7,897
Interest expense	(82,690)	(76,224)	(60,739)
Other income - net	(68,089)	12,619	37,113
Total other income (expense)	(134,567)	(45,562)	(15,729)

Income before minority interest	401,617	367,809	286,893
Minority interest	(1,188)	289	1,244
Income before income taxes	400,429	368,098	288,137
Income taxes	(64,690)	(59,775)	(46,837)

NET INCOME	335,739	308,323	241,300

Consolidated Statements of Cash Flows

	For the years ended December 31,
	2008	2007	2006
	(In thousands of US$)

CASH FLOWS FROM OPERATING ACTIVITIES
Collection of trade accounts receivable	4,648,591	3,535,542	2,951,595
Interest income	10,969	15,150	6,358
Other income received	101,386	37,698	24,936
Payments to suppliers and personnel	(3,822,991)	(2,743,171)	(2,371,090)
Interest paid	(81,421)	(73,633)	(60,107)
Income tax paid	(26,994)	(16,316)	(14,581)
Other expenses paid	(26,113)	(12,231)	(11,592)
Value-added tax and similar payments	(74,298)	(36,021)	(35,265)
Net cash provided by operating activities	729,129	707,018	490,254

CASH FLOWS FROM FINANCING ACTIVITIES
Loans obtained	574,874	495,324	821,324
Dividend payments	(222,803)	(210,868)	(84,910)
Loans repaid	(102,644)	(205,536)	(223,415)
Issuance of stock	-	319,141	-
Issuance of stock expenses	-	(2,672)	-
Other	(190,667)	(11,970)	(9,282)
Net cash provided by financing activities	58,760	383,419	503,717

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(831,701)	(839,851)	(920,429)
Proceeds from sales of property and equipment	6,625	219	7,620
Sale of financial instruments and other investments	21,219	14,105	28,057
Other investments	(698)	(94)	(2.238)
Investments in financial instruments	(2,607)	(16,343)	-
Other	(24,908)	(2,354)	(18,756)
Net cash used in investing activities	(832,070)	(844,318)	(905,746)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(44,181)	246,119	88,225
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	445,615	199,496	111,271
CASH AND CASH EQUIVALENTS AT END OF YEAR	401,434	445,615	199,496

Reconciliation of Net Income To Net Cash

Provided by Operating Activities

	For the years ended December 31,
	2008	2007	2006
	(In thousands of US$)

NET INCOME FOR THE YEAR	335,739	308,323	241,300

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES
Depreciation	174,905	143,796	115,939
(Gain) Loss on sales of investments	(3,886)	(1,128)	29
(Gain) Loss on sales and retirements of property and Equipment	(1,382)	(1,203)	(1,133)
Proportional share of results of equity method investments	(948)	5,086	(598)
Amortization of goodwill	3,018	2,994	3,318
Minority interest	1,188	(289)	(1,244)
Write-offs and provisions	21,451	7,689	20,902
Foreign exchange gains	6,988	(16,714)	(5,675)
Other	141,403	1,120	(51,574)

CHANGES IN ASSETS AND LIABILITIES
(Increase) decrease in accounts receivable – trade	4,231	8,770	(47,099)
(Increase) decrease in inventories	4,803	(9,345)	(9,175)
(Increase) decrease in other assets	(23,644)	101,628	36,640
(Decrease) increase in accounts payable	21,151	111,382	160,734
(Decrease) increase in other liabilities	44,112	44,909	27,890

Net cash provided by operating activities	729,129	707,018	490,254

En nuestra calidad de Directores y Vicepresidente de Finanzas de la sociedad Lan Airlines S.A., declaramos bajo juramento nuestra responsabilidad respecto de la veracidad de toda la información contenida en esta Memoria Anual.

As Directors and Chief Financial Officer of Lan Airlines S. A., we declare under oath our responsibility on the veracity of the information contained in this Annual Report

Jorge Awad Mehech

Darío Calderón González

José Cox Donoso

Juan José Cueto Plaza

Juan Cueto Sierra

Ramón Eblen Kadis

Bernardo Fontaine Talavera

Ignacio Guerrero Gutiérrez

Andrés Navarro Haeussler

Alejandro de la Fuente Goic
Vicepresidente de Finanzas
Chief Financial Officer

ATK Sistema / ATK System

Medida de capacidad agregada de pasajeros	“Available Ton Kilometers Sistema”, Número de toneladas de capacidad disponible
y carga	para el transporte de pasajeros y carga multiplicado por número de kilómetros
Total passenger and cargo capacity measure	volados.
“Available Ton Kilometers System”, The number of total tons capacity for the transportation of revenue load (passenger and cargo) multiplied by the kilometers flown.

RTK Sistema / RTK System

Medida de tráfico agregado de pasajeros y	“Revenue Ton Kilometers Sistema”, Número de toneladas transportadas de pasa-
carga	jeros y carga multiplicado por número de kilómetros volados.
Total passenger and cargo traffic measure	“Revenue Ton Kilometers System”, The load (passenger and/or cargo) in tons multiplied by the kilometers flown.

ASK

Medida de capacidad de pasajeros	“Available Seat Kilometers”, Asientos disponibles multiplicados por kilómetros
Passenger Capacity measure	volados
“Available Seat Kilometers”, The number of seats made available for sale multi-
plied by the kilometers flown.

ATK

Medida de capacidad de carga	“Available Ton Kilometers”, Toneladas de carga disponibles multiplicado por
Cargo Capacity measure	kilómetros volados.
“Available Ton Kilometers”, The number of tons available for the transportation of revenue load (cargo) multiplied by the kilometers flown.

RPK

Medida de tráfico de pasajeros	“Revenue Passenger Kilometers”, Pasajeros transportados multiplicados por
Passenger Traffic measure	kilómetros volados.
“Revenue Passenger Kilometers”, The number of passengers multiplied by the number of kilometers flown.

RTK

Medida de tráfico de carga	“Revenue Ton Kilometers”, Toneladas de carga transportada multiplicada por
Cargo Traffic measure	kilómetros volados.
“Revenue Ton Kilometers”, The load (cargo) in tons multiplied by the kilometers flown.

Yield Pasajeros / Passenger Yield

Medida de ingreso unitario de pasajeros	Ingresos provenientes del negocio de pasajeros, dividido por RTKs de pasajeros o
Unit passenger revenue measure	RPKs, (en centavos de US$).
Revenue from passenger operations divided by passenger RTKs or RPKs (in US$
cents)

Yield Carga / Cargo Yield

Medida de ingreso unitario de carga	Ingresos provenientes del negocio de carga, dividido por RTKs (en centavos de
Unit cargo revenue measure	US$).
Revenue from cargo operations divided by RTKs. (in US$ cents)

Factor de Ocupación / Load Factor

Medida de utilización de capacidad di-	Sistema: “Revenue ton kilometers Sistema” dividido por “Available Ton Kilometers
sponible, tanto a nivel de sistema, pasajeros	Sistema”
y/o carga	Pasajeros: “Revenue Passenger Kilometers” dividido por “Available Seat Kilome-
Utilization of available capacity measure, for	ters”
system, passenger or/and cargo	Carga: “Revenue Ton Kilometers” dividido por “Available Ton Kilometers”
System: RTKs system expressed as a percentage of ATKs system
Pasajeros: RPKs expressed as a percentage of ASKs
Carga: RTKs expressed as a percentage of ATKs

CONTENIDO

Informe de los auditores independientes.
Balance general.
Estado de resultados.
Estado de flujos de efectivo.
Notas a los estados financieros.

US$       Dólares estadounidenses
MUS$    Miles de dólares estadounidenses
$            Peso chileno
UF          Unidades de fomento

Santiago, 27 de enero de 2009

Señores
Accionistas y Directores
Lan Airlines S.A.

Hemos efectuado una auditoría a los balances generales de Lan Airlines S.A. al 31 de diciembre de 2008 y 2007 y a los correspondientes estados de resultados y de flujos de efectivo por los años terminados en esas fechas. La preparación de dichos estados financieros (que incluyen sus correspondientes notas) es responsabilidad de la administración de Lan Airlines S.A. Nuestra responsabilidad consiste en emitir una opinión sobre estos estados financieros, con base en las auditorías que efectuamos. El análisis razonado y los hechos relevantes adjuntos no forman parte integrante de estos estados financieros; por lo tanto, este informe no se extiende a los mismos.

Nuestras auditorías fueron efectuadas de acuerdo con normas de auditoría generalmente aceptadas en Chile. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con el objeto de lograr un razonable grado de seguridad de que los estados financieros están exentos de errores significativos. Una auditoría comprende el examen, a base de pruebas, de evidencias que respaldan los importes y las informaciones revelados en los estados financieros. Una auditoría comprende, también, una evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la administración de la Sociedad, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestras auditorías constituyen una base razonable para fundamentar nuestra opinión.

Los mencionados estados financieros han sido preparados para reflejar la situación financiera individual de Lan Airlines S.A., a base de los criterios descritos en Nota 2, antes de proceder a la consolidación, línea a línea, de los estados financieros de las filiales detalladas en Nota 12. En consecuencia, para su adecuada interpretación, estos estados financieros individuales deben ser leídos y analizados en conjunto con los estados financieros consolidados de Lan Airlines S.A. y sus filiales, los que son requeridos por los principios de contabilidad generalmente aceptados.

En nuestra opinión, los mencionados estados financieros individuales presentan razonablemente, en todos sus aspectos significativos, la situación financiera de Lan Airlines S.A. al 31 de diciembre de 2008 y 2007, los resultados de sus operaciones y los flujos de efectivo por los años terminados en esas fechas, de acuerdo con los principios descritos en la Nota 2.

Como se explica en Nota 3 a los estados financieros, a contar del 1 de enero de 2008 la Sociedad dio efecto a un cambio contable relativo a los costos de financiamiento en la adquisición de aeronaves.

Según lo señalado en Nota 36, en concordancia con el proceso de convergencia definido al efecto en Chile, a contar del ejercicio 2009 la Compañía adoptará las Normas Internacionales de Información Financiera.

RENZO CORONA S.
PricewaterhouseCoopers

Activos

		Al 31 de diciembre
		2008	2007
	NOTA	MUS$	MUS$

Total Activos Circulantes		1.177.895	920.648

Disponible		5.947	5.428
Depósito a plazo		234.649	288.855
Valores negociables (neto)	Nota 04	88.643	81.490
Deudores por venta (neto)	Nota 05	195.944	202.162
Documentos por cobrar (neto)	Nota 05	1.233	5.245
Deudores varios (neto)	Nota 05	117.903	145.496
Documentos y cuentas por cobrar empresas relacionadas	Nota 06	82.997	86.903
Existencias (neto)	Nota 07	49.921	53.025
Impuestos por recuperar		33.474	30.266
Gastos pagados por anticipado	Nota 34	8.025	7.886
Impuestos diferidos	Nota 08	988	2.822
Otros activos circulantes	Nota 09	358.171	11.070

Total Activos Fijos		2.467.118	1.726.416

Terrenos	Nota 10	5.537	5.537
Construcción y obras de infraestructura	Nota 10	65.466	61.016
Maquinarias y equipos	Nota 10	2.566.797	1.741.303
Otros activos fijos	Nota 10	451.321	452.329
Depreciación acumulada (menos)	Nota 10	(622.003)	(533.769)

Total Otros Activos		1.036.775	1.023.638

Inversiones en empresas relacionadas	Nota 12	325.371	387.155
Inversiones en otras sociedades		491	491
Menor valor de inversiones	Nota 13	15.384	17.194
Deudores a largo plazo	Nota 05	9.133	9.640
Documentos y cuentas por cobrar empresas relacionadas largo plazo	Nota 06	298.807	298.793
Intangibles	Nota 14	47.696	37.018
Amortización (menos)	Nota 14	(21.843)	(14.693)
Otros	Nota 15	361.736	288.040

Total Activos		4.681.788	3.670.702

Las notas adjuntas Nº 1 a 36 forman parte integral de estos estados financieros.

Pasivos y Patrimonio

		Al 31 de diciembre
		2008	2007
	NOTA	MUS$	MUS$

Total Pasivos Circulantes		1.402.136	1.145.607

Obligaciones con bancos e instituciones financieras a largo plazo con	Nota 16	151.247	101.992
vencimiento dentro de un año
Obligaciones largo plazo con vencimiento dentro un año	Nota 20	46.270	50.505
Dividendos por pagar	Nota 21	105.309	120.063
Cuentas por pagar	Nota 35	227.278	192.251
Acreedores varios		33	-
Documentos y cuentas por pagar empresas relacionadas	Nota 06	285.833	257.111
Provisiones	Nota 19	80.037	101.315
Retenciones		45.878	44.487
Ingresos percibidos por adelantado		280.988	272.757
Otros pasivos circulantes	Nota 17	179.263	5.126

Total Pasivos a Largo Plazo		2.161.674	1.537.043

Obligaciones con bancos e instituciones financieras	Nota 18	1.654.947	1.152.181
Acreedores varios largo plazo		6.182	-
Documentos y cuentas por pagar empresas relacionadas	Nota 06	3.289	-
Provisiones largo plazo	Nota 19	83.968	85.383
Impuestos diferidos a largo plazo	Nota 08	205.974	147.184
Otros pasivos a largo plazo	Nota 20	207.314	152.295

Total Patrimonio	Nota 21	1.117.978	988.052

Capital pagado		453.444	453.444
Otras reservas		1.749	(52)
Utilidades acumuladas		528.833	436.337
Utilidad (pérdida) del ejercicio		335.739	308.323
Dividendos provisorios (menos)		(201.787)	(210.000)

Total Pasivos y Patrimonio		4.681.788	3.670.702

Las notas adjuntas Nº 1 a 36 forman parte integral de estos estados financieros.

Estado de Resultados
		Por los ejercicios terminados
		Al 31 de diciembre
		2008	2007
	NOTA	MUS$	MUS$
Resultado de Explotación		398.090	270.455
Margen de Explotación		1.118.678	881.079
Ingresos de explotación		2.561.606	2.089.801
Costos de explotación (menos)		(1.442.928)	(1.208.722)
Gastos de administración y ventas (menos)		(720.588)	(610.624)
Resultado Fuera de Explotación		(2.312)	87.954
Ingresos financieros		29.170	34.258
Utilidad inversiones empresas relacionadas	Nota 12	24.220	146.320
Otros ingresos fuera de la explotación	Nota 22	49.480	8.652
Pérdida inversión empresas relacionadas (menos)	Nota 12	(21.898)	(5.742)
Amortización menor valor de inversiones (menos)	Nota 13	(1.810)	(1.810)
Gastos financieros (menos)		(81.835)	(68.709)
Otros egresos fuera de la explotación (menos)	Nota 22	(2.467)	(42.536)
Corrección monetaria	Nota 23	419	811
Diferencias de cambio	Nota 24	2.409	16.710
Resultado antes de Impuesto a la Renta e Itemes Extraordinarios		395.778	358.409
Impuesto a la renta	Nota 08	(60.039)	(50.086)
Utilidad (Pérdida) antes Interés Minoritario		335.739	308.323
Interés Minoritario		-	-
Utilidad (Pérdida) Líquida		335.739	308.323
Amortización mayor valor de inversiones		-	-
Utilidad (Pérdida) del Ejercicio		335.739	308.323
Las notas adjuntas Nº 1 a 36 forman parte integral de estos estados financieros

Estado de Flujo Efectivo Directo

		Al 31 de diciembre
		2008	2007
	NOTA	MUS$	MUS$

Flujo Neto Originado por Actividades de la Operación		676.880	613.621

Recaudación de deudores por ventas		3.103.676	3.238.080
Ingresos Financieros percibidos		26.472	32.429
Dividendos y otros repartos percibidos		48.535	32.814
Otros ingresos percibidos		88.496	33.762
Pago a proveedores y personal (menos)		(2.466.458)	(2.625.444)
Intereses pagados (menos)		(73.346)	(63.249)
Impuesto a la renta pagado (menos)		(11.314)	(13.203)
Otros gastos pagados (menos)		(18.035)	(5.611)
Impuesto al valor agregado y otros similares pagados (menos)		(21.146)	(15.957)

Flujo Neto Originado por Actividades de Financiamiento		135.676	350.406

Colocación de acciones de pago	Nota 21	-	319.141
Obtención de préstamos		651.343	442.189
Pago de dividendos (menos)		(222.356)	(210.845)
Pago de préstamos (menos)		(102.644)	(185.437)
Pago de gastos por emisión y colocación de acciones (menos)	Nota 25	-	(2.672)
Otros desembolsos por financiamiento (menos)	Nota 26	(190.667)	(11.970)

Flujo Neto Originado por Actividades de Inversión		(845.242)	(763.676)

Ventas de activo fijo		6.623	7.809
Ventas de inversiones permanentes		801	-
Ventas de otras inversiones		14.511	14.105
Recaudación de otros préstamos a empresas relacionadas		28.681	25.406
Incorporación de activos fijos (menos)		(848.237)	(768.043)
Pago de intereses capitalizados (menos)		(12.576)	-
Inversiones permanentes (menos)		-	(4)
Inversiones en instrumentos financieros (menos)		(2.607)	(16.343)
Otros préstamos a empresas relacionadas (menos)		(23.000)	(26.606)
Otros desembolsos de inversión (menos)		(9.438)	-

Flujo Neto Total del Periodo		(32.686)	200.351

Efecto de la Inflación sobre el Efectivo y Efectivo Equivalente		-	-

Variación Neta del Efectivo y Efectivo Equivalente		(32.686)	200.351

Saldo Inicial de Efectivo y Efectivo Equivalente		353.345	152.994

Saldo Final de Efectivo y Efectivo Equivalente		320.659	353.345

Las notas adjuntas Nº 1 a 36 forman parte integral de estos estados financieros.

Conciliacion Flujo – Resultado
Conciliacion entre el flujo neto originado por actividades de la operacion y el resultado del ejercicio

		Al 31 de diciembre
		2008	2007
	NOTA	MUS$	MUS$

Utilidad (Pérdida) del ejercicio		335.739	308.323

Resultado en venta de activos		(2.630)	(1.203)

(Utilidad) Pérdida en venta de activos fijos	Nota 22	(2.082)	(1.203)
Pérdida en venta de inversiones	Nota 22	(548)	-

Cargos (Abonos) a Resultado que no representan flujo de efectivo		197.504	(9.912)

Depreciación del ejercicio	Nota 10	135.753	101.209
Amortización de intangibles	Nota 14	7.026	5.383
Castigos y provisiones		14.090	5.653
Utilidad devengada en inversiones en empresas relacionadas (menos)	Nota 12	(24.220)	(146.320)
Pérdida devengada en inversiones en empresas relacionadas	Nota 12	21.898	5.742
Amortización menor valor de inversiones	Nota 13	1.810	1.810
Corrección monetaria neta	Nota 23	(419)	(811)
Diferencia de cambio neta	Nota 24	(2.409)	(16.710)
Otros abonos a resultado que no representan flujo de efectivo (menos)		(984)	(7.567)
Otros cargos a resultado que no representan flujo de efectivo		44.959	41.699

Variación de Activos que afectan al flujo de efectivo (aumento) disminución		22.575	89.920

Deudores por ventas		1.547	(25.608)
Existencias		4.088	(9.307)
Otros activos		16.940	124.835

Variación de Pasivos que afectan al flujo de efectivo aumento (disminución)		123.692	226.493

Cuentas por pagar relacionadas con el resultado de la explotación		50.597	181.397
Intereses por pagar		5.982	3.794
Impuesto a la renta por pagar (neto)	Nota 08	48.725	36.883
Impuesto al valor agregado y otros similares por pagar (neto)		18.388	4.419

Flujo Neto originado por Actividades de la Operación		676.880	613.621
Las notas adjuntas Nº 1 a 36 forman parte integral de estos estados financieros.

Nota 01. Inscripción en el registro de valores

LAN AIRLINES S.A. es una sociedad anónima abierta, por lo que se encuentra inscrita en el Registro de Valores, desde el 22 de enero de 1987, bajo el Nro. 0306 y conforme a lo establecido en la Ley Nro. 18.046, está sujeta a la fiscalización de la Superintendencia de Valores y Seguros.

Con fecha 28 de julio de 2004, LAN CHILE S.A. cambia su razón social por la de LAN AIRLINES S.A., la cual fue inscrita en el Registro de Comercio del Conservador de Bienes Raíces, con el Nro. 18.764 del año 2004 fojas 25.128.

Nota 02. Criterios contables aplicados

a) Período contable

Los presentes Estados Financieros Individuales cubren el ejercicio comprendido entre el 1 de enero y el 31 de diciembre de 2008, comparado con igual ejercicio del año anterior.

b) Bases de preparación

Los presentes Estados Financieros Individuales, han sido preparados de acuerdo con normas e instrucciones impartidas por la Superintendencia de Valores y Seguros, y con principios de contabilidad generalmente aceptados emitidos por el Colegio de Contadores de Chile A.G. Cabe señalar que las normas e instrucciones impartidas por la Superintendencia de Valores y Seguros priman por sobre los principios de contabilidad generalmente aceptados, como en el caso de las inversiones en filiales, que se presentan registradas en una sola línea del Balance General a su valor patrimonial proporcional y, por lo tanto, no han sido consolidadas línea a línea. Este tratamiento no modifica el resultado neto del ejercicio, así como tampoco modifica el patrimonio.

c) Bases de presentación

Con el objeto de facilitar la comparación, se han realizado algunas reclasificaciones menores a los Estados Financieros correspondientes al ejercicio anterior.

d) Bases de conversión

La Sociedad está autorizada para registrar su contabilidad en dólares estadounidenses. El dólar estadounidense es usado como unidad de medida común y, por ende, los saldos de los activos y pasivos correspondientes a distintas monedas han sido expresados en dólares estadounidenses a las tasas de cambio vigentes al 31 de diciembre de cada año. Las cuentas de resultado se presentan convertidas a dólares estadounidenses a las tasas de cambio vigentes a la fecha de cada transacción.

A continuación se presentan las tasas de cambio vigentes para el dólar estadounidense al cierre de cada ejercicio:

	31.12.08	31.12.07
	Por dólar	Por dólar
	Estadounidense	Estadounidense

Peso chileno	636,45	496,89
Unidad de fomento (Chile)	0,03	0,03
Peso argentino	3,45	3,15
Real brasileño	2,34	1,77
Nuevo sol peruano	3,14	2,99
Dólar australiano	1,45	1,15
Franco polinésico	88,34	82,78
Bolívar venezolano	-	2.145,80
Bolívar fuerte (Venezuela)	2,14	-
Boliviano	6,97	7,53
Peso uruguayo	24,25	21,45
Peso mexicano	13,92	10,90
Dólar canadiense	1,22	0,98
Corona danesa	5,28	5,07
Guaraní paraguayo	4.880,00	4.720,00
Peso colombiano	2.246,16	2.009,00
Yen japonés	90,27	112,77
Dólar neozelandés	1,73	1,30
Euro (Comunidad europea)	0,71	0,68

El ajuste por fluctuación de cambio de las diferentes monedas al 31 de diciembre de 2008 significó, un abono neto a resultado de MUS$ 2.409 (MUS$ 16.710 en 2007), que se presenta en la cuenta Diferencias de cambio.

e) Depósitos a plazo y valores negociables

Los Depósitos a plazo incluyen capital más intereses devengados al cierre de cada ejercicio.

Los Valores negociables corresponden a inversiones en bonos, valorizados al menor valor entre el valor de la inversión o el valor de mercado y fondos mutuos valorizados al valor de la cuota al cierre de cada ejercicio.

f) Existencias

Las partidas incluidas en este rubro corresponden, principalmente, a repuestos y materiales los cuales serán utilizados en servicios de mantención propia como de terceros en un período de un año; éstos se encuentran valorizados a su costo de adquisición promedio. Los montos resultantes, no exceden a los respectivos valores de reposición.

g) Estimación deudores incobrables

La Sociedad constituye provisiones para deudores de dudosa recuperabilidad, sobre la base tanto de la antigüedad de los saldos como de otros antecedentes relevantes.

h) Activo fijo

Los bienes del Activo fijo se valorizan al costo de adquisición, el cual incluye los costos reales de financiamiento incurridos por la Sociedad hasta que los bienes entren en operación. Los inventarios de materiales y repuestos, que figuran en el rubro Otros activos fijos, se presentan a su costo de adquisición promedio, netos de provisión de obsolescencia.

i) Depreciación activo fijo

Los bienes del Activo fijo se deprecian, excepto los repuestos, sobre la base del método lineal, considerando la vida útil económica estimada de los mismos, o en base de ciclos y horas voladas, según corresponda.

j) Activos en leasing

La Sociedad mantiene vigente operaciones de leasing financiero relacionadas con bienes del Activo fijo. Estos bienes no son jurídicamente de su propiedad, por lo cual mientras no ejerza las correspondientes opciones de compra, no puede disponer libremente de ellos. Estos activos se registran al valor actual de los contratos, el cual se establece descontando el valor de las cuotas periódicas y la opción de compra a la tasa de interés implícita o explícita que surge de los contratos. La respectiva obligación se presenta bajo los rubros Obligaciones de largo plazo con vencimiento dentro de un año en el Pasivo circulante y en Otros pasivos a largo plazo, neta de sus correspondientes intereses diferidos.

k) Intangibles

En este rubro se presentan, principalmente, software y licencias computacionales y registros de marcas comerciales valorizadas al costo de adquisición. La Sociedad amortiza sus intangibles sobre la base del método lineal considerando un plazo máximo de 10 años.

l) Inversiones en empresas relacionadas

Las Inversiones en empresas relacionadas, se presentan en el rubro Otros activos.

Las inversiones efectuadas con anterioridad al 1 de enero de 2004, se encuentran valorizadas al Valor Patrimonial Proporcional (V.P.P.), determinado sobre la base de sus respectivos Estados Financieros al 31 de diciembre de cada año.

Las inversiones efectuadas desde el 1 de enero de 2004, se valorizan a Valor Patrimonial (V.P.), de acuerdo a lo establecido en el Boletín Técnico Nro. 72 del Colegio de Contadores de Chile A.G.

Las inversiones en el exterior, son ajustadas a principios de contabilidad generalmente aceptados en Chile, traducidas y controladas en la moneda funcional que utiliza la Sociedad Matriz.

m) Menor valor de inversiones

El Menor valor de inversión representa la diferencia entre el valor de adquisición de la inversión y el valor patrimonial proporcional de dicha inversión a la fecha de compra, el cual es amortizado con cargo a resultados en el plazo esperado de retorno de cada inversión, el cual no excede de 20 años.

A contar del 1 de enero de 2004, el Menor valor de inversión representa la diferencia entre el valor de adquisición de la inversión en empresa relacionada y el valor justo de dicha inversión a la fecha de compra, el cual es amortizado con cargo a resultados en el plazo esperado de retorno de cada inversión, el cual no excede de 20 años.

n) Impuesto a la renta e Impuestos diferidos

La Sociedad reconoce sus obligaciones tributarias de acuerdo con disposiciones legales vigentes.

Los efectos de Impuestos diferidos originados por las diferencias entre el balance financiero y el balance tributario, se registran por todas las diferencias temporarias, considerando la tasa de impuesto que estará vigente a la fecha estimada de reverso, conforme a lo establecido en el Boletín Técnico Nro. 60 del Colegio de Contadores de Chile A.G. Los efectos derivados de los Impuestos diferidos existentes a la fecha de implementación del referido Boletín Técnico y no reconocidos anteriormente, se reconocen en resultados sólo a medida que las diferencias temporarias se reversen.

o) Cuentas por pagar

En este rubro se presentan aquellas obligaciones con proveedores, producto de operaciones comerciales de la Sociedad.

p) Provisiones

En este rubro se presentan, principalmente, provisiones de mantenimiento de aeronaves y motores, provisiones de patrimonio negativo de algunas inversiones permanentes, provisiones por contingencias, provisiones por vacaciones del personal cuyo costo es reconocido en el momento en que se devenga y provisiones por los costos asociados a la prestación de servicios correspondientes al Programa de pasajeros frecuentes Lan Pass, considerando los kilómetros acumulados al cierre de cada ejercicio y las condiciones establecidas en dicho programa.

Las provisiones de mantenimiento corresponden a las mantenciones programadas de aeronaves y motores, arrendados, determinadas sobre bases técnicas, de acuerdo a su utilización expresada en base a ciclos y horas de vuelo. Las mantenciones no programadas de las aeronaves y motores, son cargadas a resultado en el ejercicio en que son incurridas.

Los costos incurridos en el mantenimiento del fuselaje y motores de aeronaves propias, son capitalizados y depreciados hasta la próxima mantención.

q) Ingresos percibidos por adelantado

El monto expuesto en este rubro corresponde, principalmente, al reconocimiento de la obligación que se genera por la venta de pasajes durante cada ejercicio, cuyo servicio de vuelo se produce con posterioridad al cierre de los Estados Financieros. Los gastos por comisiones asociados a estas ventas, se presentan rebajando los Ingresos percibidos por adelantado.

r) Ingresos de la explotación

La Sociedad reconoce ingresos por concepto de transporte de pasajeros y carga una vez que el servicio ha sido prestado.

s) Contratos de derivados

Corresponden a contratos de cobertura de combustible, tasas de interés y moneda que se presentan valorizados a valor de mercado al cierre de cada ejercicio. Su tratamiento y clasificación contable se describe como sigue:

s.1) Contrato de cobertura de transacciones esperadas

El instrumento de cobertura se presenta a su valor justo y los cambios en dicho valor son reconocidos como resultado no realizado hasta su vencimiento, momento en el cual se reconocen como otros ingresos o egresos no operacionales, según corresponda.

s.2) Contrato de cobertura de partidas existentes

Tanto el instrumento financiero derivado como la partida protegida se valorizan al valor justo y el efecto neto de dicha valorización se reconoce en resultados no operacionales en caso de ser pérdida y se difiere en caso de ser utilidad.

t) Desarrollo de software computacional

Los desembolsos efectuados para el desarrollo de sistemas computacionales mediante el uso de recursos propios de la Sociedad, son cargados a resultado en el ejercicio en que se incurren.

u) Transacciones de venta con retroarrendamiento

La Sociedad ha efectuado operaciones de venta con retroarrendamiento, en calidad de vendedor - arrendatario. Esta operación reúne las características de un leasing operativo. La utilidad generada en dicha operación se ha diferido y al cierre de cada ejercicio se presenta bajo los rubros Ingresos percibidos por adelantado y Otros pasivos a largo plazo, amortizándose en el plazo de duración del contrato.

v) Estado de flujos de efectivo

Se ha considerado como efectivo equivalente aquellas inversiones que se efectúan como parte de la administración habitual de los excedentes de caja y que se pueden convertir rápidamente en montos de efectivo conocidos, existiendo la intención de efectuar dicha conversión en un plazo no superior a 90 días, con un riesgo mínimo de pérdida significativa de valor.

Bajo flujos originados por actividades de operación, se incluyen todos aquellos flujos de efectivo relacionados con el giro social, incluyendo además los intereses pagados, los ingresos financieros y, en general, todos aquellos flujos que no están definidos como de inversión o financiamiento. Cabe destacar que el concepto operacional utilizado en este estado, es más amplio que el considerado en el Estado de Resultados.

w) Costos de emisión de acciones

Corresponden a los costos relacionados con la emisión y colocación de acciones de pago incurridos por la Sociedad, y están compuestos por: comisiones de colocación, asesorías legales, revisiones contables, asesorías financieras, gastos de imprenta y derechos de registro e inscripción. Estos costos han sido registrados en la cuenta Costos de emisión y colocación de acciones, formando parte del Patrimonio, bajo el rubro Otras reservas.

x) Planes de compensación

Los planes de compensación implementados mediante el otorgamiento de opciones para la suscripción y pago de acciones, que se han otorgado a partir del cuarto trimestre de 2007, se reconocen en los Estados Financieros, de acuerdo a lo establecido en la Norma Internacional de Información Financiera Nº 2 “Pagos basados en acciones”, registrando el efecto del valor justo de las opciones otorgadas con cargo a remuneraciones en forma lineal entre la fecha de otorgamiento de dichas opciones y la fecha en que estas alcancen el carácter de irrevocable.

Nota 03. Cambios contables

A contar del 1 de enero de 2008 se adoptó la política de capitalizar los gastos financieros asociados a los anticipos para adquisición de aeronaves (intereses durante el período de fabricación), adoptando aquella norma contable obligatoria a contar del año 2009. Este cambio contable generó un efecto neto positivo en los resultados del ejercicio 2008 por MUS$ 26.539. El efecto acumulado del cambio al inicio del ejercicio ascendió a MUS$ 13.963 y se presenta en otros ingresos fuera de la explotación.

Nota 04. Valores negociables

a) Composición del saldo

	Valor Contable
	2008	2007
Instrumentos	MUS$	MUS$

Bonos	8.580	22.428
Cuotas de fondos mutuos	80.063	59.062

Total Valores Negociables	88.643	81.490

b) Instrumentos de Renta Fija

				Valor Contable
			Valor			Valor de
	Fecha	Fecha	Par	Monto		Mercado	Provisión
Instrumento	Compra	Vencimiento	MUS$	MUS$	Tasa	MUS$	MUS$

Bonos nacionales	08-06-2004	01-12-2009	322	283	4,66%	336	-

Bonos extranjeros	05-01-2007	25-10-2009	9.925	8.297	7,95%	8.681	-

Nota 05. Deudores de corto y largo plazo

Los Deudores por venta, Documentos por cobrar y Deudores varios, al 31 de diciembre de cada año, se componen de acuerdo al siguiente detalle:

a) Saldos

				Circulantes
	Hasta 90 días		Más de 90 hasta 1 año		Subtotal	Total Circulante (neto)		Largo plazo
	2008	2007	2008	2007	2008	2008	2007	2008	2007
Rubro	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$

Deudores por ventas	198.149	206.477	8.931	6.952	207.080	195.944	202.162	-	-
Est. deudores incobrables	-	-	-	-	11.136	-	-	-	-
Documentos por cobrar	8.734	8.888	380	1.603	9.114	1.233	5.245	-	-
Est. deudores incobrables	-	-	-	-	7.881	-	-	-	-
Deudores varios	14.350	18.436	103.553	127.060	117.903	117.903	145.496	9.133	9.640
Est. deudores incobrables	-	-	-	-	-	-	-	-	-
Total deudores largo plazo								9.133	9.640

b) Segregación de acuerdo a las características y porcentajes que mejor los representan

		Corto plazo				Largo plazo
	2008	%	2007	%	2008	%	2007	%
	MUS$		MUS$		MUS$		MUS$

a) Deudores por venta

En Chile	61.043	31,15	83.334	41,22	-	-	-	-
En el exterior	134.901	68,85	118.828	58,78	-	-	-	-

Total	195.944	100,00	202.162	100,00	-	-	-	-

b) Documentos por cobrar

En Chile	1.209	98,05	5.224	99,60	-	-	-	-
En el exterior	24	1,95	21	0,40	-	-	-	-

Total	1.233	100,00	5.245	100,00	-	-	-	-

c) Deudores varios

Anticipo Aviones (1)	93.399	79,22	120.906	83,10	-	-	-	-
Anticipo a proveedores	8.463	7,18	6.406	4,40	-	-	-	-
Cuentas corrientes del personal	3.056	2,59	2.485	1,71	1.507	16,50	2.013	20,88
Deudores cobranding y Lan Pass	1.100	0,93	990	0,68	-	-	-	-
Cobertura de combustible por recuperar	-	-	7.534	5,18	-	-	-	-
Deudores por devolución de aviones (2)	-	-	1.536	1,05	7.626	83,50	7.627	79,12
Otros	11.885	10,08	5.639	3,88	-	-	-	-
Total	117.903	100,00	145.496	100,00	9.133	100,00	9.640	100,00

Los saldos de los rubros Deudores por venta y Documentos por cobrar, se presentan netos de provisión de deudores incobrables por MUS$ 11.136 y MUS$ 7.881 respectivamente (MUS$ 11.267 y MUS$ 5.246 respectivamente en 2007).

(1)    Los montos de anticipos pagados a los fabricantes de aeronaves, son recuperados totalmente al momento de la recepción de las aeronaves. Además, en el caso de los anticipos pagados por los Boeing   767, éstos pueden ser recuperados antes de la recepción sólo a requerimiento de Lan Airlines S.A. (hasta el 50% de lo anticipado por cada aeronave).

(2)    Corresponde a costos asociados al mantenimiento relacionado con las horas de vuelo incurridas por el anterior operador de la aeronave, desde la última reparación hasta la recepción; mantenimiento que será realizado por la Sociedad. Estos importes se recuperarán de los arrendadores al término del contrato.

Nota 06. Saldos y Transacciones con entidades relacionadas

a) Saldos

Documentos y cuentas por cobrar

		Corto plazo		Largo plazo
		2008	2007	2008	2007
RUT	Sociedad	MUS$	MUS$	MUS$	MUS$

96.801.150-2	Blue Express Intl S.A. y filial	6.430	3.596	-	-
96.778.310-2	Concesionaria Chucumata S.A.	1	-	-	-
96.634.020-7	Ediciones Ladeco América S.A.	3	4	-	-
87.752.000-5	Granja Marina Tornagaleones S.A.	13	-	-	-
96.763.900-1	Inmobiliaria Aeronáutica S.A.	6.023	5.683	23.499	11.620
96.810.370-9	Inversiones Costa Verde Limitada	12	-	-	-
96.575.810-0	Inversiones Lan S.A. y filiales	-	-	141	3.656
96.631.410-9	Ladeco Cargo S.A.	2	-	-	-
93.383.000-4	Lan Cargo S.A.	-	-	98.861	119.083
96.969.680-0	Lan Pax Group S.A y filiales	18.486	23.001	58.466	37.919
96.969.690-8	Lan Cargo Inversiones S.A.	674	1	-	-
96.669.520-K	Red de Televisión Chilevisión S.A.	16	121	-	-
78.005.760-2	Sociedad de Seguridad Aérea S.A.	905	160	-	-
96.854.560-4	Terminal de Exportación Internacional S.A.	-	72	-	-
96.951.280-7	Transporte Aéreo S.A.	-	-	90.879	98.724
Extranjera	Aerolinhas Brasileiras S.A.	25.820	24.142	-	-
Extranjera	Aerotransportes Mas de Carga S.A.	31	-	-	-
Extranjera	Aircraft International Leasing Limited	-	-	2.396	2.391
Extranjera	Connecta Corporation	1.790	-	-	-
Extranjera	Cons. Fast Air Almacenes de Carga S.A.	1	-	-	-
Extranjera	Lan Cargo Overseas Limited y filiales	11	-	12.232	12.226
Extranjera	Lan Chile Investments Limited y filiales	5.355	2.877	12.000	12.841
Extranjera	Lan Perú S.A.	14.737	20.071	-	-
Extranjera	Laser Cargo S.R.L.	-	-	333	333
Extranjera	Prime Airport Services Inc.	2.687	6.949	-	-
Extranjera	South Florida Air Cargo Inc.	-	226	-	-

Totales		82.997	86.903	298.807	298.793

Documentos y cuentas por pagar

		Corto plazo		Largo plazo
		2008	2007	2008	2007
RUT	Sociedad	MUS$	MUS$	MUS$	MUS$

96.577.310-K	Andes Airport Services S.A.	2.327	716	-	-
96.921.070-3	Austral Sociedad Concesionaria S.A.	2	33	-	-
96.894.180-1	Bancard Inversiones Limitada	19	10	-	-
96.801.150-2	Blue Express Intl S.A. y filial	4.684	-	-	-
96.518.860-6	Comercial Masterhouse S.A.	2.003	883	-	-
96.778.310-2	Concesionaria Chucumata S.A.	-	2	-	-
96.631.520-2	Fast Air Almacenes de Carga S.A.	8.439	6.555	-	-
96.575.810-0	Inversiones Lan S.A. y filiales	-	-	3.289	-
96.967.400-9	Lan Card S.A.	-	47	-	-
93.383.000-4	Lan Cargo S.A.	153.730	139.894	-	-
96.969.680-0	Lan Pax Group S.A y filiales	19.132	-	-	-
96.847.880-K	Lufthansa Lan Technical Training S.A.	69	86	-	-
78.074.340-9	Sistemas de Distribución Amadeus Chile S.A.	-	1.575	-	-
96.888.630-4	Sociedad Concesionaria Aerosur S.A.	-	11	-	-
96.951.280-7	Transporte Aéreo S.A.	95.335	91.362	-	-
Extranjera	Aerotransportes Mas de Carga S.A.	-	2.174	-	-
Extranjera	Inversiones Aeronáuticas Argentina	27	-	-	-
Extranjera	Lan Cargo Overseas Limited y Filiales	66	-	-	-
Extranjera	Lan Chile Investments Limited y filiales	-	13.763	-	-

Totales		285.833	257.111	3.289	-

Los saldos por cobrar y pagar de corto plazo consideran, principalmente, operaciones normales del giro y no devengan intereses.

Las cuentas por pagar de corto plazo con sus filiales Lan Cargo S.A. y Transporte Aéreo S.A., están compuestas por valores netos. La porción por cobrar corresponde a los deudores de largo plazo porción corto plazo de los leasing financieros con Lan Cargo S.A. y Transporte Aéreo S.A., por tres aviones Boeing 767 cargueros y cuatro aviones Airbus A319 pasajeros respectivamente, los cuales se presentan netos de sus correspondientes intereses diferidos, y devengan un interés promedio anual de L+2,7432%.

Las cuentas por cobrar de largo plazo con sus filiales Lan Cargo S.A. y Transporte Aéreo S.A., están compuestas por valores netos. La porción por cobrar corresponde a los deudores de largo plazo de los leasing financieros con Lan Cargo S.A. y Transporte Aéreo S.A. por tres aviones Boeing 767 cargueros y cuatro aviones Airbus A319 pasajeros, respectivamente, los cuales se presentan netos de sus correspondientes intereses diferidos, y devengan un interés promedio anual de L+2,7432%.

Respecto a la porción por pagar correspondiente a la obligación con Lan Cargo S.A., que está rebajando la cuenta por cobrar, está pactada en dólares estadounidenses y devenga un interés de un 4,2% anual. El plazo de vencimiento está formalmente establecido en un convenio de deuda y pago, donde se estipula una fecha no superior al año 2012.

La cuenta por cobrar de largo plazo con su filial Lan Pax Group S.A. y filiales incluye un préstamo por MUS$ 21.000, el cual devenga un interés promedio anual de L+3,0000%.

En julio de 2001, la Sociedad celebró con Transporte Aéreo S.A., filial de Lan Cargo S.A., un contrato de cuentas en participación para optimizar el servicio de transporte de pasajeros en la ruta nacional y la integración operacional de ambas sociedades. El citado contrato es de carácter indefinido y establece diversos derechos, obligaciones y aportes que cada uno debe efectuar para su ejecución.

La materialidad definida para exponer las transacciones efectuadas con empresas relacionadas son todos aquellos montos que superan MUS$ 1.000. Para el caso de las empresas coligadas y accionistas comunes, se presentan todas las transacciones sin consideración de montos.

Nota 07. Existencias

Las existencias al 31 de diciembre de 2008 y 2007, valorizadas según lo descrito en Nota 2 f), incluyen los siguientes conceptos:

	2008	2007
	MUS$	MUS$

Repuestos y materiales	49.854	48.615
Existencias Duty Free	67	4.410

Total	49.921	53.025

Nota 08. Impuestos diferidos e impuesto a la renta

a) General

Al 31 de diciembre de 2008, la Sociedad presenta pérdida tributaria de MUS$ 8.704 (utilidad tributaria de MUS$ 49.548 en 2007). De acuerdo a lo anterior, y a la normativa vigente, no se ha constituido provisión de impuesto a la renta de primera categoría (provisión impuesto a la renta de primera categoría de MUS$ 8.423 en 2007), y se ha constituido provisión de impuesto único por MUS$ 53 (MUS$ 63 en 2007), los cuales se presentan netos de pagos provisionales mensuales, bajo el rubro de impuestos por recuperar.

b) Impuestos diferidos

Conforme al criterio descrito en Nota 2 n), los saldos de impuestos diferidos se detallan en cuadro adjunto.

c) Efecto en resultados

	2008	2007
Item	MUS$	MUS$

Gasto tributario corriente (provisión impuesto)	(53)	(8.411)
Ajuste gasto tributario (ejercicio anterior)	1.002	(1.405)
Efecto por activos o pasivos por impuesto diferido del ejercicio	(75.689)	(32.256)
Beneficio tributario por pérdidas tributarias	1.480	-
Efecto por amortización de cuentas complementarias de activos y pasivos diferidos	(238)	(238)
Efecto en activos o pasivos por impuesto diferido por cambios en la provisión de valuación	13.823	(7.577)
Otros cargos o abonos en la cuenta	(364)	(199)

Totales	(60.039)	(50.086)

Nota 09. Otros activos circulantes

La composición de este rubro es la siguiente:

	2008	2007
	MUS$	MUS$

Resultado no realizado por contratos a futuro (1)	178.234	6.280
Garantías por márgenes de derivados	177.840	-
Garantías otorgadas (aeronaves)	208	3.134
Otras garantías	1.088	717
Otros	801	939

Total	358.171	11.070

(1) Corresponde a contratos de cobertura de combustible, tasas de interés y moneda. Las provisiones asociadas a dichos contratos se presentan dentro del rubro Otros pasivos circulantes.

Nota 10. Activos Fijos

a) Activo Fijo

Los bienes del Activo fijo se encuentran valorizados según lo descrito en Nota 2 h), i) y j) y su detalle es el siguiente:

		2008			2007
	Valor	Depreciación	Valor	Valor	Depreciación	Valor
	Activo	Acumulada	Neto	Activo	Acumulada	Neto
	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$

Terrenos	5.537	-	5.537	5.537	-	5.537

Edificios	35.588	(9.761)	25.827	35.332	(8.984)	26.348
Otras instalaciones	27.375	(13.221)	14.154	24.410	(10.950)	13.460
Obras en ejecución	2.503	-	2.503	1.274	-	1.274
Total Construcciones y obras de infraestructura	65.466	(22.982)	42.484	61.016	(19.934)	41.082

Aviones Boeing 767 Pasajeros	1.053.999	(135.573)	918.426	678.159	(88.863)	589.296
Aviones Airbus A318 Pasajeros	441.917	(15.685)	426.232	140.900	(1.785)	139.115
Aviones Airbus A319 Pasajeros	277.601	(28.734)	248.867	205.542	(17.161)	188.381
Aviones Airbus A320 Pasajeros	312.504	(49.440)	263.064	225.980	(37.138)	188.842
Motores y rotables	369.532	(91.673)	277.859	394.078	(108.875)	285.203
Equipos de comunicación y computación	64.716	(53.546)	11.170	63.039	(49.381)	13.658
Otras maquinarias y equipos	46.528	(26.421)	20.107	33.605	(24.470)	9.135
Total Maquinarias y equipos	2.566.797	(401.072)	2.165.725	1.741.303	(327.673)	1.413.630

Aviones Boeing 767 en leasing Pasajeros	229.923	(102.250)	127.673	227.908	(98.481)	129.427
Aviones Boeing 767 en leasing Cargueros	154.180	(63.857)	90.323	152.744	(57.949)	94.795
Almacenes de repuestos	16.026	-	16.026	21.536	-	21.536
Muebles y equipos de oficina	10.664	(7.069)	3.595	9.755	(6.428)	3.327
Otros activos fijos	40.528	(24.773)	15.755	40.386	(23.304)	17.082
Total Otros activos fijos	451.321	(197.949)	253.372	452.329	(186.162)	266.167

Totales	3.089.121	(622.003)	2.467.118	2.260.185	(533.769)	1.726.416

El cargo a resultados, clasificado bajo Costos de explotación, por depreciación del ejercicio asciende a MUS$ 124.778 y en Gastos de administración y ventas asciende a MUS$ 10.975 (MUS$ 89.592 y MUS$ 11.617 respectivamente en 2007).

Por sus características, las existencias denominadas rotables, se presentan clasificadas en el ítem Motores y rotables. Los repuestos en existencias, cuyo período de consumo es superior a un año, se presentan clasificados en el rubro Otros activos fijos sin depreciarlos y netos de provisión de obsolescencia por MUS$ 10.246 al 31 de diciembre 2008 (MUS$ 9.646 en 2007).

b) Activos en leasing

Los bienes del Activo fijo adquiridos bajo la modalidad de leasing financiero, se encuentran clasificados dentro del rubro Otros activos fijos, y corresponden a:

b.1) Con fecha 30 de septiembre de 2004, la Sociedad vendió su participación en los establecimientos permanentes Condor Leasing LLC e Eagle Leasing LLC, ambos dueños de un total de cinco aeronaves Boeing 767-300 (tres y dos, respectivamente), manteniéndose vigente el contrato de leasing financiero que ambas sociedades habían suscrito originalmente con Lan Airlines S.A. por cada una de las mencionadas aeronaves.

c) Composición de la flota

Aeronaves de propiedad de la Sociedad:

2008	2007	Aeronave	Modelo	Uso

14	10	Boeing 767	300ER	Pasajero
2	2	Boeing 767	300F	Carguero (*)
1	1	Boeing 767	200ER	Pasajero (**)
15	5	Airbus A318	100	Pasajero
8	6	Airbus A319	100	Pasajero
8	6	Airbus A320	200	Pasajero (***)

48	30	Total Flota Propia

(*) Arrendadas a Lan Cargo S.A y Aerolinhas Brasileiras S.A.

(**) Arrendada a Aerovías de México S.A.

(***) Arrendadas a Inversiones Lan S.A. (4 aeronaves)

Aeronaves arrendadas y operadas por la Sociedad:

2008	2007	Aeronave	Modelo	Uso

6	8	Boeing 767	300ER	Pasajero
2	6	Airbus A320	200	Pasajero
5	5	Airbus A340	300	Pasajero

13	19	Total Flota Arrendada
61	49	Total Flota

Nota 11. Transacciones de venta con retroarrendamiento

La Sociedad, al cierre de los presentes Estados Financieros, posee un contrato de Venta con retroarrendamiento de fecha marzo 2002, en el cual actúa en calidad de vendedora - arrendataria, y su detalle es el siguiente:

							Monto por
	Precio	Valor		Período		Amortización	amortizar
	compra-	nominal	N°	del	Utilidad
	venta	Contrato	cuotas	Contrato	por Venta	2008 2007	2008	2007
Descripción	MUS$	MUS$	pactadas	(Años)	MUS$	MUS$ MUS$	MUS$	MUS$

Dos motores flota Airbus A320	13.100	9.684	84	7	6.883	6.637 5.654	246	1.229

Nota 12. Inversiones en empresas relacionadas

a) Valor patrimonial

La Sociedad ha constituido provisiones relacionadas con aquellas filiales que al cierre de cada ejercicio presentan patrimonio negativo, las cuales se incluyen en la cuenta Provisiones (Nota 19).

La Sociedad posee influencia significativa en algunas coligadas cuyo porcentaje de participación es menor a un 20%, razón por la cual ha mantenido como método de valorización, el Valor Patrimonial Proporcional (V.P.P.).

b) Información sobre inversiones en el exterior

La Sociedad, tal como se muestra en cuadro de detalle, mantiene inversiones en sociedades extranjeras, las cuales no han realizado remesas de utilidades significativas al cierre de ambos ejercicios.

c) Información adicional

1.- Lan Pax Group S.A.

Con fecha 16 de diciembre de 2008, la Asamblea de accionistas de Lan Argentina S.A., resolvió reducir el capital social en pesos argentinos por M$ 47.069 (MUS$ 15.562) absorbiendo parte de los resultados acumulados. Esta decisión fue tomada por encontrarse la Sociedad incluida dentro del artículo 206 de la Ley de Sociedades Comerciales. Por lo que el nuevo capital social al 31 de diciembre de 2008 asciende a pesos argentino M$ 14.694 (MUS$ 4.389)

Con fecha 20 de diciembre de 2007, en Asamblea extraordinaria de accionistas, se acuerda reducir el capital de la filial Lan Argentina S.A., reducción que se realiza en proporción a las tenencias accionarias de cada uno de los accionistas. El capital se conformaba por 11.068.484 acciones nominales, quedando reducidas a 6.176.253 acciones nominales.

Con fecha 28 de agosto de 2007, la filial Lan Pax Group S.A. participó de un aumento de capital en Inversora Cordillera S.A., por MUS$ 18.526, aumentando su porcentaje de participación de un 80% a un 90,52%. Esta operación generó un menor valor por MUS$ 1.755.

2.- Lan Cargo S.A.

Con fecha 11 de abril de 2008, la filial Lan Cargo S.A. realizó una distribución de dividendos por un monto total de MUS$ 42.146, correspondiéndole a Lan Airlines S.A. un monto de MUS$ 42.102.

Con fecha 10 de abril de 2008, la sociedad Transporte Aéreo S.A. filial de Lan Cargo S.A., acordó que los dividendos provisorios repartidos el 17 de diciembre de 2007 toman el carácter de definitivos.

Con fecha 20 de diciembre de 2007 fue autorizada por la División de Corporaciones del Estado de Delaware la disolución de la sociedad LanLogistics, Corp., filial de Lan Cargo S.A. La disolución originó el reverso de la provisión de patrimonio negativo por MUS$ 16.793 en la sociedad Lan Cargo S.A.

Con fecha 17 de diciembre de 2007, la sociedad Transporte Aéreo S.A. filial de Lan Cargo S.A., realizó una distribución de dividendos provisorios por un monto total de MUS$ 41.000.

Con Fecha 16 de mayo de 2007, la Sociedad LanLogistics , Corp., filial de Lan Cargo S.A., vendió el total de la participación que mantenía en las sociedades Skyworld International Couriers, Inc., Lanbox, Inc., y con fecha 30 de abril de 2007 la participación en All Cargo Net, operaciones que generaron una pérdida de MUS$ 4.252.

Con fecha 27 de abril de 2007, la filial Lan Cargo S.A. realizó una distribución de dividendos por un monto total de MUS$ 30.866.

3.- Lan Chile Investments Limited

Con fecha 29 de marzo de 2007, la filial Lan Chile Investments Limited canceló saldo de capital por enterar en Puerto Montt Holding por US$ 600.

4.- Lan Perú S.A.

En mayo de 2008, la filial Lan Perú S.A. realizó una distribución de dividendos por un monto total de MUS$ 1.390, correspondiéndole a Lan Airlines S.A. un monto de MUS$ 681.

En mayo de 2008, la filial Lan Perú S.A. realizó un aumento de su capital social, producto de la capitalización de utilidades por un monto de MUS$ 611.

En mayo de 2007, la filial Lan Perú S.A. realizó una distribución de dividendos por un monto total de MUS$ 1.570, correspondiéndole a Lan Airlines S.A. un monto de MUS$ 769.

5.- Sistemas de Distribución Amadeus Chile S.A.

Con fecha 6 de mayo de 2008, Lan Airlines S.A. vende la totalidad de las acciones de la sociedad Sistemas de Distribución Amadeus Chile S.A., correspondientes a 414 acciones a Amadeus IT Group S.A. Esta venta generó una utilidad de MUS$ 536. El precio de venta de la sociedad fue de MUS$ 801.

6.- Lan Card S.A.

Con fecha 30 de diciembre de 2008, Lan Airlines S.A. vendió la totalidad de las acciones de la sociedad Lan Card S.A. a su filial Inversiones Lan S.A. por MUS$ 99, generando un resultado no realizado por MUS$ 578.

7.- Inmobiliaria Aeronáutica S.A.

Con fecha 22 de diciembre de 2008, la sociedad Inmobiliaria Aeronáutica S.A. realizó una distribución de dividendos por un monto total de MUS$ 5.000.

d) Resultados no realizados

La Sociedad ha reconocido Resultados no realizados por:

1.- Asesorías informáticas de terceros, consistentes en el desarrollo de productos informáticos, instalación y capacitación en su uso, con las siguientes filiales:

		Resultado no	Resultado realizado del ejercicio
	Fecha de	realizado	2008	2007
Filial	Transacción	MUS$	MUS$	MUS$

Transporte Aéreo S.A.	28-nov-03	350	156	156
Comercial Masterhouse S.A.	28-nov-03	8	3	3
Sistemas de Distribución Amadeus Chile S.A.	28-nov-03	-	8	3
Blue Express Intl S.A. (Ex - Lan Courier S.A.)	31-dic-03	103	46	46

Estos resultados se realizan desde abril 2004, de acuerdo a la vida útil asignada al Intangible que los originó.

2.- Venta de participación de su filial Blue Express Intl S.A. (Ex - Lan Courier S.A.):

			Resultado realizado
			del ejercicio
		Resultado no realizado	2008	2007
Filial	Fecha de Transacción	MUS$	MUS$	MUS$

Lan Cargo S.A.	15-dic-06	2.359	131	130

Este resultado se realiza a partir de enero 2007, de acuerdo a la amortización del mayor valor de inversión originado en Lan Cargo S.A.

3.- Venta de participación acciones de su filial Lan Card S.A.:

			Resultado realizado del ejercicio
		Resultado no realizado	2008
Filial	Fecha de Transacción	MUS$	MUS$

Lan Card S.A.	30-dic-08	578	-

pages151-200.htm
e) Detalle de las inversiones

Nota 13. Menor y Mayor valor de inversiones

		2008		2007
		Monto amortizado	Saldo menor	Monto amortizado	Saldo menor
		en el período	valor	en el período	valor
RUT	Sociedad	MUS$	MUS$	MUS$	MUS$

93383000-4	Lan Cargo S.A.	1.810	15.384	1.810	17.194
Total		1.810	15.384	1.810	17.194

Nota 14. Intangibles

Los Intangibles al 31 de diciembre de 2008 y 2007, valorizados según lo descrito en Nota 2 k), incluye los siguientes conceptos

		2008			2007
	Valor	Amortización			Amortización	Valor
	activo	acumulada	Valor neto	Valor activo	acumulada	neto
	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$

Software	43.960	(19.686)	24.274	34.583	(13.686)	20.897
Otros	3.736	(2.157)	1.579	2.435	(1.007)	1.428
Total	47.696	(21.843)	25.853	37.018	(14.693)	22.325

El cargo a resultados por amortización del ejercicio asciende a MUS$ 7.026 (MUS$ 5.383 en 2007).

Nota 15. Otros (Activos)

La composición de este rubro es la siguiente:

	2008	2007
	MUS$	MUS$

a) Depósitos en garantía:

Depósitos en garantía (aeronaves)	13.681	11.630
Otros	71	102
Subtotal	13.752	11.732

b) Otros activos de largo plazo:

Anticipos aviones (1)	188.142	214.188
Resultado no realizado por contratos a futuro (2)	154.602	57.177
Repuestos para la venta (3)	4.701	1.645
Otros	539	3.298
Subtotal	347.984	276.308
Total	361.736	288.040

(1)    Corresponden, principalmente, a anticipos por compra de aeronaves. De acuerdo con las condiciones pactadas estos importes serán recuperados al momento de la recepción de las aeronaves. Los valores  de corto plazo, se incluyen en rubro Deudores varios, según se indica en Nota 5 c).

(2)    Corresponde a contratos de cobertura de combustible y de tasas de interés.

(3)    Estos valores se presentan netos de provisión por ajuste a valor de mercado por MUS$ 10.081 (MUS$ 1.203 en 2007).

Nota 16. Obligaciones con bancos e instituciones financieras a corto plazo

Largo plazo con vencimiento dentro de un año

		Tipos de Monedas e Indice de Reajuste
		Dólares		Otras Monedas
				extranjeras		Totales
		2008	2007	2008	2007	2008	2007
Rut	Banco o Institución Financiera	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$

Extranjera	Calyon	17.454	17.314	-	-	- 17.454	17.314
Extranjera	Private Export Funding Corporation	48.106	41.539	-	-	- 48.106	41.539
Extranjera	ING	15.913	10.698	-	-	- 15.913	10.698
Extranjera	BNP Paribas	55.362	28.009	-	-	- 55.362	28.009
Extranjera	ABN Amro	14.412	4.432			14.412	4.432
	Totales	151.247	101.992	-		- 151.247	101.992

	Monto capital adeudado	140.326	94.389	-	-	- 140.326	94.389
	Tasa inerés promedio anual	L+2,8848%	5,1872%	-	-	-	-

Porcentaje obligaciones moneda extranjera (%)				100,00
Porcentaje obligaciones moneda nacional (%)				-

Nota 17. Otros pasivos circulantes

La composición de este rubro es la siguiente:

	2008	2007
	MUS$	MUS$

Contratos a futuro (1)	178.145	4.722
Garantías aviones	620	-
Otros	498	404
Total	179.263	5.126

(1)   Corresponde a contratos de cobertura de combustible, tasas de interés y moneda.

Nota 19. Provisiones y castigos

a) Provisiones

La composición de este rubro, que se encuentra valorizado según se indica en Nota 2 p), es la siguiente:

	Corto plazo		Largo plazo
	2008	2007	2008	2007
	MUS$	MUS$	MUS$	MUS$

Mantención aeronaves y motores	44.411	47.676	47.025	38.889
Patrimonio negativo filiales	18.875	33.788	-	-
Premios Lan Pass	7.351	8.150	-	-
Vacaciones	6.478	7.024	3.581	4.752
Provisión investigación Comisión Europea (1)	-	-	25.000	25.000
Otros	2.922	4.677	8.362	16.742
Total	80.037	101.315	83.968	85.383

b) Castigos

Los castigos efectuados al 31 de diciembre de 2008 y 2007, son los siguientes:

	2008	2007
	MUS$	MUS$

Deudores incobrables	2.830	7.493
Obsolescencia de repuestos y rotables	1.441	849

Total	4.271	8.342

Ambos castigos se efectuaron con cargo a provisiones.

(1)    Provisión constituida por los procesos que son llevados a cabo por la Comisión Europea, por eventuales infracciones a la libre competencia en el mercado de carga aérea.

Nota 20. Otros pasivos a largo plazo

El detalle de los Otros pasivos a largo plazo es el siguiente:

	2008	2007
	MUS$	MUS$

Contratos a futuro (1)	150.452	51.593
Obligaciones por leasing (2)	56.027	93.152
Anticipo cobranzas ventas U.S.A. (3)	-	6.753
Otros	835	797

Total	207.314	152.295

(1)    Corresponde a contratos de cobertura de combustible y de tasas de interés.

(2)    La porción de corto plazo ascendente a MUS$ 39.517 (MUS$ 37.679 en 2007), se presenta dentro del rubro Obligaciones largo plazo con vencimiento dentro de un año.

(3)    Con fecha 22 de agosto de 2002, Lan Airlines S.A. celebró un contrato de Securitización con la empresa Pelican Finance Ltd. por un monto original de MUS$ 40.000, acordando ceder y vender en Estados Unidos de Norteamérica, los derechos que le corresponden de cobrar y percibir respecto de ciertos emisores de tarjetas de crédito, provenientes de ventas futuras de pasajes efectuadas con tarjetas de crédito de dicho país.

La cesión de tales derechos autoriza al adquirente al recupero de la inversión entre los años 2006 y 2009, con un rendimiento financiero de 6,96% anual.

Los desembolsos por los contratos anteriormente descritos se encuentran reflejados en el ítem Otros desembolsos por financiamiento, en el Estado de Flujos de Efectivo (Nota 26).

Respecto del Estado de resultados, los intereses devengados se encuentran reflejados bajo el rubro Gastos financieros, presentados dentro del resultado fuera de la explotación.

La porción de corto plazo ascendente a MUS$ 6.753 ( MUS$ 12.826 en 2007) se presenta dentro del rubro Obligaciones largo plazo con vencimiento dentro de un año.

Nota 21. Cambios en el patrimonio

a) Aumento de capital

En Junta Extraordinaria de Accionistas celebrada el 5 de abril de 2007, se acordó un aumento de capital social mediante la emisión de 22.090.910 acciones de pago, de iguales características a las existentes, de las cuales al 31 de diciembre de 2008, han sido suscritas y pagadas 19.881.819 acciones equivalentes a MUS$ 319.141.

b) Opción de acciones para planes de compensación

En Junta Extraordinaria de Accionistas celebrada el 5 de abril de 2007 se acordó un plan de compensaciones para los ejecutivos de la Compañía, mediante el otorgamiento de opciones para la suscripción de acciones. Para estos efectos se destinó un 10% de las acciones representativas del aumento de capital aprobado en esa fecha.

Con fecha 17 de mayo de 2007 el Directorio, acordó otorgar a un grupo de ejecutivos la opción para la suscripción de un total de 2.209.091 opciones de acciones, al valor de colocación fijado para este efecto, esto es US$ 16,11208 por cada una de ellas. Este otorgamiento ha sido formalizado a través de la celebración de contratos de opciones para la suscripción de acciones, de acuerdo a las proporciones que se muestran en el siguiente calendario de devengamiento y que dice relación con la condición de permanencia del ejecutivo a esas fechas para el ejercicio de las opciones:

Porcentaje	Periodo
30%	Desde el 1/Julio/2009
30%	Desde el 1/Julio/2010
40%	Desde el 1/Julio/2011

De acuerdo a lo descrito en Nota 2 x), estas opciones han sido valorizadas y registradas de acuerdo al valor justo a la fecha de otorgamiento, determinado a través del método “Black-Sholes-Merton”.

El valor justo determinado, el cual ascendió a MUS$ 4.202, es registrado con cargo a remuneraciones y abono a otras reservas, en forma lineal durante el período del otorgamiento de las opciones y la fecha en que éstas alcancen el carácter de irrevocable.

Al 31 de diciembre de 2008 se encontraban firmados contratos por un total de 1.604.000 opciones de acciones.

c) Dividendos

En Sesión Ordinaria de Directorio celebrada el 23 de diciembre de 2008, se acordó el reparto de un dividendo provisorio de US$ 0,30993 por acción con cargo a los resultados del ejercicio 2008. Al 31 de diciembre de 2008, este monto se presenta en el rubro dividendos por pagar, los cuales serán cancelados durante el mes de enero de 2009.

En Sesión Ordinaria de Directorio celebrada el 29 de julio de 2008, se acordó el reparto de un dividendo provisorio de US$ 0,28568 por acción con cargo a los resultados del ejercicio 2008, los cuales se cancelaron en el mes de agosto de 2008.

En Junta Ordinaria de Accionistas celebrada el 10 de abril de 2008, se acordó el reparto de dividendos definitivos con cargo a los resultados del ejercicio 2007, de US$ 0,63705 por acción, imputando a dicha suma los dividendos provisorios repartidos en los meses de agosto de 2007 y enero de 2008, de US$ 0,26596 por acción y de US$ 0,35389 por acción respectivamente, quedando por pagar US$ 0,01720 por acción, los cuales fueron cancelados durante el mes de mayo de 2008.

En Sesión Ordinaria de Directorio celebrada el 21 de diciembre de 2007, se acordó el reparto de un dividendo provisorio de US$ 0,35389 por acción con cargo a los resultados del ejercicio 2007. Al 31 de diciembre de 2007, este monto se presenta en el rubro dividendos por pagar, los cuales se cancelaron durante el mes de enero 2008.

En Sesión Ordinaria de Directorio celebrada el 31 de julio de 2007, se acordó el reparto de un dividendo provisorio de US$ 0,26596 por acción con cargo a los resultados del ejercicio 2007, los cuales se cancelaron durante el mes de agosto de 2007.

En Junta Ordinaria de Accionistas celebrada el 5 de abril de 2007, se acordó el reparto de dividendos definitivos con cargo a los resultados del ejercicio 2006 de US$ 0,52965 por acción, imputando a dicha suma los dividendos provisorios repartidos en los meses de julio y diciembre de 2006 de US$ 0,15071 por acción y de US$ 0,21256 por acción, respectivamente, quedando por pagar US$ 0,16638 por acción, los cuales se cancelaron durante el mes de abril de 2007.

El valor libro de la acción al cierre del ejercicio alcanza la suma de US$ 3,2999 (US$ 2,9164 al 31 de diciembre de 2007).

d) Otras reservas

El saldo del rubro Otras reservas, al cierre de cada ejercicio, se compone como sigue:

	2008	2007
	MUS$	MUS$

Reserva por ajuste al valor del activo fijo	2.620	2.620
Costo de emisión y colocación de acciones (1)	(2.672)	(2.672)
Opciones sobre acciones de pago	1.801	-

Total	1.749	(52)

(1)   Ver Nota 25.

e) Cambios en las cuentas patrimoniales

					31-12-2007
	Capital	Reserva	Sobreprecio	Otras	Reserva	Resultados	Dividendos	Déficit	Resultado
	pagado	revalorización	en venta	reservas	futuros	Acumulados	Provisorios	Período de del Ejercicio
Rubro		Capital	de acciones		dividendos			Desarrollo

Saldo Inicial	134.303	-	-	2.620	-	363.947	(115.850)	-	241.300
Distribución resultado ejercicio anterior	-	-	-	-	-	241.300	-	-	(241.300)
Dividendo definitivo ejercicio anterior	-	-	-	-	-	(168.910)	115.850	-	-
Aumento del capital con emisión de acciones	319.141	-	-	(2.672)	-	-	-	-	-
de pago
Capitalización reservas y/o utilidades	-	-	-	-	-	-	-	-	-
Déficit acumulado período de desarrollo	-	-	-	-	-	-	-	-	-
Dividendos distribuidos	-	-	-	-	-	-	-	-	-
Revalorización capital propio	-	-	-	-	-	-	-	-	-
Resultado del ejercicio	-	-	-	-	-	-	-	-	308.323
Dividendos provisorios	-	-	-	-	-	-	(210.000)	-	-

Saldo Final	453.444	-	-	(52)	-	436.337	(210.000)	-	308.323
Saldos Actualizados	453.444	-	-	(52)	-	436.337	(210.000)	-	308.323

					31-12-2008
	Capital	Reserva	Sobreprecio	Otras	Reserva	Resultados	Dividendos	Déficit	Resultado
	pagado revalorización		en venta	reservas	futuros	Acumulados Provisorios		Período de del Ejercicio
Rubro		Capital	de acciones		dividendos			Desarrollo

Saldo Inicial	453.444	-	-	(52)	-	436.337	(210.000)	-	308.323
Distribución resultado ejercicio anterior	-	-	-	-	-	308.323	-	-	(308.323)
Dividendo definitivo ejercicio anterior	-	-	-	-	-	(215.827)	210.000	-	-
Aumento del capital con emisión de acciones	-	-	-	-	-	-	-	-	-
de pago			-
Capitalización reservas y/o utilidades	-	-	-	-	-	-	-	-	-
Déficit acumulado período de desarrollo	-	-	-	-	-	-	-	-	-
Dividendos distribuidos	-	-	-	-	-	-	-	-	-
Opciones sobre acciones de pago	-	-	-	1.801	-	-	-	-	-
Revalorización capital propio	-	-	-	-	-	-	-	-	-
Resultado del ejercicio	-	-	-	-	-	-	-	-	335.739
Dividendos provisorios	-	-	-	-	-	-	(201.787)	-	-

Saldo Final	453.444	-	-	1.749	-	528.833	(201.787)	-	335.739
Saldos Actualizados	-	-	-	-	-	-	-	-	-

f) Número de Acciones

Serie	Nro. acciones suscritas	Nro. acciones pagadas	Nro. acciones con derecho a voto
Unica	338.790.909	338.790.909	338.790.909

g) Capital

	Capital suscrito	Capital pagado
Serie	MUS$	MUS$

Unica	453.444	453.444

Nota 22. Otros ingresos y egresos fuera de la explotación

El detalle de los Otros ingresos y egresos fuera de la explotación es el siguiente:

a) Otros ingresos fuera de la explotación

	2008	2007
	MUS$	MUS$

Hedge combustible	32.069	6.566
Efecto al inicio cambio contable (Nota 3)	13.963	-
Utilidad en venta de activos fijos	2.082	1.203
Utilidad en venta de Inversión	548	-
Otros	818	883
Total	49.480	8.652

b) Otros egresos fuera de la explotación

	2008	2007
	MUS$	MUS$

Provisión investigación Comisión Europea (1)	-	25.000
Resultado por disolución de sociedad (2)	-	16.175
Otros	2.467	1.361
Total	2.467	42.536

(1) Provisión constituida por los procesos que son llevados a cabo por la Comisión Europea, por eventuales infracciones a la libre competencia en el mercado de carga aérea.

(2) Ver Nota 12.

Nota 23. Corrección monetaria

		2008	2007
	Indice de reajustabilidad	MUS$	MUS$

Inversiones en empresas relacionadas	I.P.C.	90	83
Otros activos no monetarios	I.P.C.	329	728
(Pérdida) Utilidad por Corrección monetaria	-	419	811

Nota 24. Diferencia de cambio

Rubro	Moneda	2008 MUS$	2007 MUS$
Activos (cargos) / abonos			
Disponible	Euro	195	99
Disponible	Real brasileño	68	(145)
Disponible	Peso argentino	(122)	(16)
Disponible	$ No reajustable	3.053	(4.163)
Disponible	Otras monedas	131	(77)
Depósitos a plazo	$ Reajustable	1.166	5.906
Depósitos a plazo	Otras monedas	(20)	(14)
Valores negociables	Euro	(157)	9
Valores negociables	$ No reajustable	(2.616)	57
Valores negociables	Otras monedas	(1.002)	(4)
Deudores por venta	Peso colombiano	1.372	320
Deudores por venta	Euro	2.665	4.961
Deudores por venta	Real brasileño	130	1.940
Deudores por venta	Peso argentino	270	(158)
Deudores por venta	Dólar australiano	2.728	(554)
Deudores por venta	$ No reajustable	(5.951)	2.294
Deudores por venta	Otras monedas	939	563
Documentos por cobrar	Euro	(19)	40
Documentos por cobrar	$ No reajustable	(499)	41
Documentos por cobrar	Otras monedas	(114)	45
Deudores varios	$ No reajustable	(3.643)	978
Deudores varios	$ Reajustable	(403)	173
Deudores varios	Otras monedas	3.244	1.000
Impuestos por recuperar	Real brasileño	(437)	1
Impuestos por recuperar	Peso argentino	(97)	(25)
Impuestos por recuperar	Peso mexicano	(1.081)	(98)
Impuestos por recuperar	Nuevo sol	(624)	57
Impuestos por recuperar	$ Reajustable	(3.720)	1.563
Impuestos por recuperar	Otras monedas	(940)	(44)
Gastos pagados por anticipado	$ No reajustable	(24)	1
Gastos pagados por anticipado	Otras monedas	6	18
Otros activos circulantes	Euro	(2)	25
Otros activos circulantes	Real brasileño	(143)	-
Otros activos circulantes	Peso mexicano	(53)	-
Otros activos circulantes	$ No reajustable	1.002	(455)
Otros activos circulantes	$ Reajustable	(14)	12
Otros activos circulantes	Otras monedas	(13)	1
Inversiones empresas relacionadas	$ No reajustable	(197)	67
Deudores a largo plazo	$ Reajustable	(197)	256
Otros	Euro	21	28
Otros	$ No reajustable	(57)	(17)
Otros	Otras monedas	(32)	-
Total (Cargos) Abonos		**(5.187)**	**14.685**
Pasivos (Cargos) / Abonos			
Dividendos por pagar	$ Reajustable	12	(12)
Cuentas por pagar	Euro	(232)	(380)
Cuentas por pagar	Real brasileño	533	(28)
Cuentas por pagar	$ No reajustable	8.947	(6.011)
Cuentas por pagar	Otras monedas	(364)	(35)
Acreedores varios	$ No reajustable	-	(28)
Documentos y cuentas por pagar EE.RR	$ No reajustable	3.138	(260)
Documentos y cuentas por pagar EE.RR	Otras monedas	(127)	-
Provisiones	$ No reajustable	866	(327)
Provisiones	Otras monedas	(44)	207
Retenciones	Peso colombiano	(11)	1
Retenciones	Peso argentino	(44)	(13)
Retenciones	$ No reajustable	(1.090)	(1.155)
Retenciones	Otras monedas	(218)	(27)
Impuesto a la renta	Otras monedas	133	(54)
Ingresos percibidos por adelantado	$ No reajustable	(11.969)	12.686
Ingresos percibidos por adelantado	Otras monedas	6.845	(2.246)
Otros pasivos circulantes	Real brasileño	256	(15)
Otros pasivos circulantes	$ No reajustable	21	(10)
Otros pasivos circulantes	Otras monedas	2	(4)
Provisiones largo plazo	$ No reajustable	903	(261)
Provisiones largo plazo	Otras monedas	39	(3)
Total (cargos) abonos		**7.596**	**2.025**
(Pérdida) Utilidad por diferencias de cambio		**2.409**	**16.710**

Nota 25. Gastos de emisión y colocación de títulos accionarios y de títulos de deuda

El detalle de los gastos de emisión y colocación de acciones, incurridos por la Sociedad, al 31 de diciembre de cada año y registrados según lo descrito en Nota 2 w), es el siguiente:

	2008	2007
	MUS$	MUS$

Comisiones de colocación	1.671	1.671
Asesorías legales	547	547
Revisiones contables	176	176
Asesorías financieras	129	129
Gastos de imprenta y otros	100	100
Derechos de registro e inscripción	49	49

Total	2.672	2.672

Estos costos se encuentran contabilizados en una cuenta patrimonial clasificada en el rubro Otras reservas, denominada Costos de emisión y colocación de acciones.

De acuerdo a lo establecido en circular Nro. 1.736 de la Superintendencia de Valores y Seguros, en la próxima Junta Extraordinaria de Accionistas que celebre la Sociedad, la cuenta Costos de emisión y colocación de acciones deberá ser deducida del Capital pagado.

Nota 26. Estado de flujo de efectivo

El detalle de Otros desembolsos por financiamiento es el siguiente:

	2008	2007
	MUS$	MUS$

Garantías por márgenes de derivados (1)	177.841	-
Securitización (2)	12.826	11.970
Total	190.667	11.970

(1) Ver Nota 9. (2) Ver Nota 20.

E S T A D O S F I N A N C I E R O S I N D I V I D U A L E S

Nota 27. Contratos de derivados

Los contratos de derivados se encuentran valorizados de acuerdo a lo establecido en el Boletín Técnico Nro. 57 del Colegio de Contadores de Chile A.G., según lo descrito en Nota 2 s).

L A N A I R L I N E S 1 5 9

Descripción de los contratos										
						Partida o transacción protegida			Efecto en Resultado	
Tipo de derivado	Tipo de contrato	Valor del contrato MUS$	Plazo de vencimiento o expiración	Item Específico	Posición Compra / Venta	Nombre	Monto MUS$	Valor de la partida protegida MUS$	Realizado MUS$	No Realizado MUS$
S	CCTE	32.909	II 2016	Tasa de interés	C	Préstamos	32.909	-	-	(2.820)
S	CCTE	33.153	III 2016	Tasa de interés	C	Préstamos	33.153	-	-	(2.775)
S	CCTE	33.399	IV 2016	Tasa de interés	C	Préstamos	33.399	-	-	(2.736)
S	CCTE	33.399	IV 2017	Tasa de interés	C	Préstamos	33.399	-	-	(2.736)
S	CCTE	33.647	I 2017	Tasa de interés	C	Préstamos	33.647	-	-	(2.676)
S	CCTE	33.647	I 2017	Tasa de interés	C	Préstamos	33.647	-	-	(2.676)
OE	CCTE	18.990	I-II 2009	Combustible	C	Compra de combustible	18.990	-	-	(18.965)
OE	CCTE	18.432	I-II 2009	Combustible	C	Compra de combustible	18.432	-	-	(18.408)
OE	CCTE	9.216	I-II 2009	Combustible	C	Compra de combustible	9.216	-	-	(9.204)
OE	CCTE	9.216	I-II 2009	Combustible	C	Compra de combustible	9.216	-	-	(9.204)
OE	CCTE	8.779	I-II 2009	Combustible	C	Compra de combustible	8.779	-	-	(8.767)
OE	CCTE	8.779	I-II 2009	Combustible	C	Compra de combustible	8.779	-	-	(8.767)
OE	CCTE	16.154	I-II 2009	Combustible	C	Compra de combustible	16.154	-	-	(16.130)
OE	CCTE	4.846	I-II 2009	Combustible	C	Compra de combustible	4.846	-	-	(4.839)
OE	CCTE	3.231	I-II 2009	Combustible	C	Compra de combustible	3.231	-	-	(3.226)
OE	CCTE	4.846	I-II 2009	Combustible	C	Compra de combustible	4.846	-	-	(4.839)
OE	CCTE	3.231	I-II 2009	Combustible	C	Compra de combustible	3.231	-	-	(3.226)
OE	CCTE	10.255	II-III 2009	Combustible	C	Compra de combustible	10.255	-	-	(10.181)
OE	CCTE	6.409	II-III 2009	Combustible	C	Compra de combustible	6.409	-	-	(6.364)
OE	CCTE	6.324	II-III 2009	Combustible	C	Compra de combustible	6.324	-	-	(6.278)
OE	CCTE	9.454	III-IV 2009	Combustible	C	Compra de combustible	9.454	-	-	(9.315)
OE	CCTE	5.654	III-IV 2009	Combustible	C	Compra de combustible	5.654	-	-	(5.567)
OE	CCTE	5.909	III-IV 2009	Combustible	C	Compra de combustible	5.909	-	-	(5.823)
OE	CCTE	5.427	IV 2009-I 2010	Combustible	C	Compra de combustible	5.427	-	-	(5.290)
OE	CCTE	5.427	IV 2009-I 2010	Combustible	C	Compra de combustible	5.427	-	-	(5.290)
OE	CCTE	5.427	IV 2009-I 2010	Combustible	C	Compra de combustible	5.427	-	-	(5.290)
OE	CCTE	5.427	IV 2009-I 2010	Combustible	C	Compra de combustible	5.427	-	-	(5.290)
FR	CCPE	10.062	I 2009	Dólar	C	Depósitos a plazo	10.062	10.062	(601)	-
FR	CCPE	10.129	I 2009	Dólar	C	Depósitos a plazo	10.129	10.129	(241)	-
FR	CCPE	5.066	I 2009	Dólar	C	Depósitos a plazo	5.066	5.066	(117)	-
FR	CCPE	5.056	I 2009	Dólar	C	Depósitos a plazo	5.056	5.056	(102)	-
FR	CCPE	10.022	I 2009	Dólar	C	Depósitos a plazo	10.022	10.022	(284)	-

Nota 28. Contingencias y restricciones

a) Juicios

Tribunal	N° Rol de	Origen	Etapa procesal	Montos Comprometidos
	la causa		e instancia	MUS$

Laboral, Buenos Aires,	-	Demanda Laboral presentada por un ex despachante	En etapa probatoria.	624
Argentina		de Aduana que acusa relación laboral con Lan
Airlines S.A.

10 ° Sala del Tribunal	29950/07-17-10-7.	Juicio de Nulidad. Promovido en contra de la	Se presentó y admitió demanda de nulidad ante	200
Federal de Justicia		resolución del SAT, por la cual confirma la validez	el TFJFA.
Fiscal y Administrativa		de créditos fiscales por considerar “Falsos los sellos”	Actualmente en etapa probatoria.
(TFJFA) México.		del banco en donde se presentaron los pagos del
SENEAM. (Servicios a la Navegación en el Espacio
Aéreo Mexicano).

2º Juzgado Laboral de	354-2008	Demanda presentada por el Sindicato de	Contestada demanda, pendiente notificación	Indeterminado
Santiago de Chile		Trabajadores de Aviación de la empresa Lan Airlines	de la resolución que recibe la causa a prueba.
S.A. (Mantenimiento), por cobro de diferencias
de remuneraciones adeudadas, por supuesto
incumplimiento de cláusula del convenio colectivo
que regula el sistema de nivelación de rentas.

Tribunal competente	-	Como consecuencia de la investigación por even-	Presentadas acciones de clase.	Indeterminado
de los Estados Unidos		tuales infracciones a la libre competencia de
y Canadá para		aerolíneas cargueras, especialmente sobrecargo de
conocer acciones de		combustible (Fuel Surcharge).
clase

Comisión Europea,	-	Investigación por eventuales infracciones a la libre	Con fecha 14 de Abril de 2008 se contestó la	Indeterminado
Canadá, Nueva		competencia de aerolíneas cargueras, especialmente	notificación de la Comisión Europea.
Zelandia y Corea del		sobrecargo de combustible (Fuel Surcharge).
Sur.		Con fecha 26 de diciembre de 2007, la Dirección
General de Competencia de la Comisión Europea
notificó a Lan Cargo S.A. y Lan Airlines S.A. de la
instrucción de un proceso en contra de veinticinco de
estas aerolíneas de carga, entre ellas Lan Cargo S.A.,
por eventuales infracciones a la libre competencia en
el mercado de carga aérea europeo, especialmente
la pretendida fijación de un sobrecargo por
combustible y fletes. Conforme el estado actual de
este procedimiento y con arreglo a lo informado
por los abogados externos en Europa, no es posible
predecir el resultado de dicho proceso.

De las causas mencionadas anteriormente, en atención al estado procesal de ellas y/o el improbable evento de obtener sentencia contraria en dichos juicios, al 31 de diciembre de 2008 se ha estimado en cada caso que no corresponde la constitución de provisión alguna, sin perjuicio de una provisión no operacional de US$ 25 millones, que se relaciona con la actual investigación global llevada a cabo en la Unión Europea sobre una posible infracción a la normativa de libre competencia con relación a la fijación de precios del sobrecargo de combustible y de otros cobros, que involucra a un amplio número de aerolíneas internacionales de carga -entre ellas Lan Cargo S.A., filial de carga de Lan Airlines S.A.- en los mercados de transporte de carga aérea de Europa.

b) Contingencias y compromisos

b.1) Existen los siguientes contratos de arrendamiento de aeronaves:

	Tipo de
Arrendador	Aeronave	Cantidad

International Lease Finance Corporation	767	3
The Boeing Co.	767	1
Nordea Finance Sweden PLC	767	1
Celestial Aviation Trading 35 Limited	767	1
International Lease Finance Corporation (1)	787	6
Orix Aviation Systems Limited	A320	2
IA Sparrow Limited	A340	1
Bi Opal Lease Co., Limited	A340	1
IA Mariners Lease Co. Limited	A340	1
IA Cormorant Limited	A340	1
Air Canada	A340	1

Total		19

(1) Corresponde a seis aeronaves Boeing 787 Dreamliner, según contrato firmado con International Lease Finance Corporation (ILFC) el 16 de agosto de 2007, y que serán recepcionadas, dos el primer trimestre de 2014, dos el tercer trimestre de 2014, una el primer trimestre de 2015 y una el segundo trimestre de 2016.

Los montos de arriendos anuales comprometidos por contratos de aeronaves y motores ascienden a: MUS$ 75.122 / Año 2009; MUS$ 69.752 / Año 2010; MUS$ 73.494 / Año 2011; MUS$ 69.421 / Año 2012; MUS$ 30.371 / Año 2013; MUS$ 516.436 / Año 2014 y siguientes.

b.2) Compromisos

Airbus

Con fecha 4 de octubre de 2005, la Sociedad suscribió con Airbus S.A.S. una modificación al contrato de compra de aeronaves de fecha 20 de marzo de 1998, en virtud del cual se acordó la compra de nuevas aeronaves de la familia A320, esto es, modelos A320, A319 y A318. En virtud de esta nueva modificación, el total de aeronaves Airbus de la familia A320 para entrega en los años 2006, 2007, 2008 y 2009 es de 32, con la opción de compra de 15 aeronaves adicionales. El valor total aproximado asciende a MUS$ 960.000.

Con fecha 6 de marzo de 2007, la Sociedad ejerció el derecho de adquirir 15 aeronaves Airbus de la familia A320 con entrega entre el 2010 y el 2011. El valor total aproximado de esta transacción asciende a MUS$ 600.000.

Al 31 de diciembre de 2008, producto de los distintos contratos de compra con Airbus S.A.S., resta por recibir 18 aeronaves Airbus de la familia A320, con entrega entre enero de 2009 y diciembre de 2011.

Boeing

Con fecha 31 de marzo de 2006, la Sociedad suscribió con The Boeing Company, un contrato de compra de 3 aeronaves 767-300ER, las dos primeras fueron recepcionadas durante el presente año, y la última será recibida durante el primer trimestre de 2009.

Con fecha 14 de diciembre de 2006, la Sociedad suscribió con The Boeing Company, un contrato de compra de 3 aeronaves 767-300ER. La entrega está programada para el año 2009.

Con fecha 3 de julio de 2007, la Sociedad suscribió con The Boeing Company, un contrato de compra de dos aeronaves 777-Freighter. La entrega está programada para los años 2011 y 2012.

Con fecha 29 de octubre de 2007, la Sociedad suscribió con The Boeing Company un contrato de compra de 26 aeronaves 787 Dreamliner de pasajeros, con la opción de compra de 15 aeronaves adicionales. La entrega está programada entre los años 2014 y 2019.

Con fecha 10 de noviembre de 2008, la Sociedad suscribió con The Boeing Company, un contrato de compra de 4 aeronaves 767-300ER a ser entregados durante el año 2012, con la opción de compra de 2 aeronaves adicionales.

Al 31 de diciembre de 2008, producto de los distintos contratos de compra con The Boeing Company anteriormente descritos, resta por recibir un total de 8 aeronaves 767-300, 2 aeronaves 777-Freighter y 26 aeronaves 787 Dreamliner por un monto total aproximado de MUS$ 4.150.000.

c) Restricciones

c.1) En relación con los diversos contratos celebrados por Lan Airlines S.A. para el financiamiento de aeronaves Boeing 767 que cuentan con la garantía del Export - Import Bank de los Estados Unidos de Norteamérica, se han establecido límites a algunos indicadores financieros de la Sociedad, en base consolidada.

Por otra parte y relacionado con estos mismos contratos, se establecen restricciones a la gestión de la Sociedad en términos de composición accionaria y disposición de activos.

c.2) En relación con el contrato de Securitización, celebrado con Pelican Finance Ltd., en agosto 2002 se han establecido restricciones a la gestión de la Sociedad en términos de disponer de Cuentas por cobrar similares a las enajenadas.

c.3) En relación con los diversos contratos celebrados por Lan Airlines S.A. para el financiamiento de aeronaves Airbus A320 que cuentan con la garantía de las Export Credit Agencies Europeas, se han establecido límites a algunos indicadores financieros de la Sociedad. Por otra parte, y relacionado con estos mismos contratos, se establecen restricciones a la gestión de la Sociedad, en términos de composición accionaria y disposición de activos.

d) Garantías directas

e) Garantías indirectas

f) Otras contingencias

		Valor	Fecha de
Acreedor Garantía	Tipo	MUS$	liberación

Societe Generale, New Cork Branch	Carta de crédito	30.000	31-Oct-09
Fisco de Chile (Aduana)	Setenta y dos letras en garantía	21.523	A la vista
J. Aron & Company	Carta de crédito	10.000	31-Oct-09
Orix Aviation System Limited.	Dos cartas de crédito	6.520	05-May-09
TAF Venus Lease Limited	Carta de crédito	4.000	11-Dic-09
TAF Mercury Lease Limited	Carta de crédito	4.000	11-Dic-09
International Lease Finance Corporation	Ocho cartas de crédito	3.880	24-Feb-09
The Bank of New York	Carta de crédito	3.465	30-Ago-09
CIT Aerospace International	Dos cartas de crédito	3.240	10-May-09
GE Capital Aviation Services Limited	Dos cartas de crédito	3.005	27-Jul-09
United Technologies International Corporation,	Carta de crédito	2.750	30-Ago-09
Pratt & Whitney Division
Celestial Aviation Trading 35 Limited	Carta de crédito	2.500	13-Jun-09
Washington International Insurance	Cuatro cartas de crédito	1.800	5-Abr-09
Air Canada	Carta de crédito	1.800	30-Jul-09
Metropolitan Dade County	Cinco cartas de crédito	1.504	31-May-09
Atlas Air Inc.	Carta de crédito	1.500	20-Oct-09

Nota 29. Cauciones obtenidas de terceros

					Valor
				2008		2007
Tipo de Garantía	Otorgante	Tipo de Operación	Tipo de Relación	MUS$		MUS$

Una carta de crédito	Aerovías de México S.A.	Arriendo avión	Cliente	2.000		2.620
Depósito en efectivo	Aerovías de México S.A.	Arriendo avión	Cliente	620		-

(1) Ver Nota 17

Nota 30. Moneda nacional y extranjera

Activos
		2008	2007
Rubro	Moneda	MUS$	MUS$

Activos circulantes
Disponible	$ No reajustable	2.387	1.989
Disponible	Euro	1.666	678
Disponible	Dólar	630	1.791
Disponible	Peso argentino	119	186
Disponible	Otras monedas	1.145	784
Depósitos a plazo	$ Reajustable	104.423	132.400
Depósitos a plazo	Dólar	88.354	131.240
Depósitos a plazo	Otras monedas	41.872	25.215
Valores negociables	Dólar	65.018	69.474
Valores negociables	$ Reajustable	17.623	10.422
Valores negociables	Euro	4.321	1.594
Valores negociables	Otras monedas	1.681	-
Deudores por venta	Dólar	83.737	103.073
Deudores por venta	$ No reajustable	45.269	36.763
Deudores por venta	Euro	33.226	16.613
Deudores por venta	Real brasileño	11.065	14.203
Deudores por venta	Peso argentino	7.068	6.223
Deudores por venta	Dólar australiano	6.745	6.476
Deudores por venta	Peso colombiano	3.317	10.976
Deudores por venta	Yen japonés	613	830
Deudores por venta	Otras monedas	4.904	7.005
Documentos por cobrar	Euro	518	408
Documentos por cobrar	$ No reajustable	292	4.371
Documentos por cobrar	Real brasileño	179	183
Documentos por cobrar	$ Reajustable	54	64
Documentos por cobrar	Otras monedas	190	219
Deudores varios	Dólar	107.257	136.910
Deudores varios	$ No reajustable	5.226	3.609
Deudores varios	$ Reajustable	2.104	1.608
Deudores varios	Euro	1.311	1.263
Deudores varios	Peso argentino	133	166
Deudores varios	Real brasileño	124	307
Deudores varios	Peso mexicano	1	216
Deudores varios	Otras monedas	1.747	1.417
Documentos. y cuentas por cobrar EE.RR.	Dólar	80.486	82.954
Documentos. y cuentas por cobrar EE.RR.	$ No reajustable	2.511	3.949
Existencias	Dólar	49.921	53.025
Impuestos por recuperar	Dólar	18.832	16.481
Impuestos por recuperar	$ Reajustable	5.856	7.722
Impuestos por recuperar	Peso mexicano	2.000	2.669
Impuestos por recuperar	Real brasileño	1.309	74
Impuestos por recuperar	Peso argentino	1.260	1.205
Impuestos por recuperar	Otras monedas	4.217	2.115
Gastos pagados por anticipado	Dólar	7.811	7.661
Gastos pagados por anticipado	$ No reajustable	-	72
Gastos pagados por anticipado	Otras monedas	214	153
Impuestos diferidos	Dólar	988	2.822
Otros activos circulantes	Dólar	357.287	10.597
Otros activos circulantes	Euro	192	243
Otros activos circulantes	$ Reajustable	79	93
Otros activos circulantes	$ No reajustable	56	-
Otros activos circulantes	Otras monedas	557	137

Activos fijos
Rubro		2008	2007
	Moneda	MUS$	MUS$

Terrenos	Dólar	5.537	5.537
Construcciones y obras de infraestructura	Dólar	42.484	41.082
Maquinarias y equipos	Dólar	2.165.725	1.413.630
Otros activos fijos	Dólar	253.372	266.167

Otros activos
Inversiones empresas relacionadas	Dólar	321.823	385.669
Inversiones empresas relacionadas	$ No reajustable	3.548	1.486
Inversión en otras sociedades	Dólar	491	491
Menor valor inversiones	Dólar	15.384	17.194
Deudores a largo plazo	Dólar	7.626	7.627
Deudores a largo plazo	$ Reajustable	1.507	2.013
Documentos y cuentas por cobrar EE.RR. largo plazo	Dólar	296.702	296.097
Documentos y cuentas por cobrar EE.RR. largo plazo	$ No reajustable	2.105	2.696
Intangibles	Dólar	25.853	22.325
Otros	Dólar	361.687	287.966
Otros	Otras monedas	49	74

Total Activos
	$ No reajustable	61.394	54.935
	Euro	41.234	20.799
	Dólar	4.357.005	3.359.813
	Peso argentino	8.580	7.780
	Otras monedas	56.576	37.119
	$ Reajustable	131.646	154.322
	Real brasileño	12.677	14.767
	Dólar australiano	6.745	6.476
	Peso colombiano	3.317	10.976
	Yen japonés	613	830
	Peso mexicano	2.001	2.885

Nota 31. Sanciones

a) De la Superintendencia de Valores y Seguros

Por Resolución Exenta Nº 306, de fecha 6 de julio de 2007, la Superintendencia de Valores y Seguros aplicó a don Juan José Cueto Plaza, director de Lan Airlines S.A., una multa de 1.620 Unidades de Fomento, al concluir que constituye infracción a la parte final del inciso primero del artículo 165 de la Ley Nº 18.045, el haber efectuado compras de la acción de Lan Airlines S.A. en conocimiento de los Estados Financieros al 30 de junio de 2006 y previo a su publicación. La Superintendencia comunicó que dicha entidad descartó el uso de información privilegiada, por haberse acreditado que el conocimiento de esa información no fue la causa que motivó las operaciones de compra. La reclamación interpuesta contra dicha resolución, se radicó ante el 27º Juzgado Civil de Santiago, el cual la rechazó mediante resolución de fecha 8 de enero recién pasado, la que fue notificada en ese mismo día. La defensa de don Juan José Cueto ya presentó un recurso contra dicha sentencia.

No se han aplicado otras sanciones a la Sociedad, a sus Directores o Administradores, emitidas por parte de la Superintendencia de Valores y Seguros durante el ejercicio terminado el 31 de diciembre de 2008.

b) De otras autoridades administrativas

No se han aplicado sanciones significativas a la Sociedad, a sus Directores o Administradores, emitidas por parte de otras autoridades administrativas al 31 de diciembre de 2008.

Nota 32. Hechos posteriores

a) Con fecha 21 de enero de 2009, Lan Cargo S.A. (“Lan Cargo”) y Aerolinhas Brasileiras S.A. (“ABSA”) empresa en la que Lan Cargo tiene participación accionaria, llegaron a un acuerdo denominado “Plea Agreement” con el Departamento de Justicia de los Estados Unidos de América (el “Departamento de Justicia”), en relación con la investigación llevada a cabo en ese país por infracciones a la normativa de libre competencia con respecto a la fijación del precio del cargo por combustible y otros cobros, que involucra a más de 30 aerolíneas internacionales que operan en el transporte de carga aérea.

El acuerdo establece que Lan Cargo y ABSA han aceptado pagar una multa de US$ 88 y US$ 21 millones, respectivamente, lo cual se efectuará en un plazo de 5 años. Estos importes han sido provisionados al 31 de diciembre de 2008 y se presentan en los rubros Acreedores varios de corto y largo plazo, según corresponda.

b) Con posterioridad al 31 de diciembre de 2008 y hasta la fecha de emisión de estos Estados Financieros, no se tiene conocimiento de otros hechos de carácter financiero o de otra índole, que afecten en forma significativa los saldos o interpretación de los mismos.

Nota 33. Medio ambiente

De conformidad con la Ley de Bases sobre el Medio Ambiente y su normativa complementaria, no existen disposiciones que afecten la industria de servicios de transporte aéreo.

Nota 34. Gastos pagados por anticipado

La composición de este rubro es la siguiente:

	2008	2007
	MUS$	MUS$

Seguros de aviación y otros	3.157	2.643
Arriendo aeronaves (1)	2.401	2.910
Publicidad no consumida	1.157	125
Recepción aeronaves (2)	1.028	1.579
Oficinas del exterior	263	609
Otros	19	20

Total	8.025	7.886

(1) El concepto arriendo de aeronaves, corresponde a valores pagados anticipadamente a los arrendadores, los cuales serán cargados a resultados operacionales una vez que estos se devenguen.

(2) Como recepción de aeronaves, se incluyen todos aquellos costos en que incurre la Sociedad al momento de recepcionar una aeronave, para dejarla en condiciones operativas. Dichos costos no son recuperables y se difieren con cargo a resultados operacionales en los plazos de duración establecidos en los respectivos contratos.

Nota 35. Cuentas por pagar

La composición de este rubro es la siguiente:

	2008	2007
	MUS$	MUS$

Compras técnicas	50.662	38.984
Combustible	43.894	52.888
Cumplimiento de metas agencias	17.767	15.968
Handling y Ground handling	13.005	10.598
Asesorías y servicios profesionales	12.480	7.567
Tasas aeroportuarias y de sobrevuelo	12.379	11.142
Publicidad	10.903	9.136
Arriendo de aeronaves y motores	10.046	7.929
Tripulación	9.441	8.710
Servicios a bordo	6.011	9.448
Seguros de aviación	1.764	1.242
Otros proveedores	38.926	18.639

Total	227.278	192.251

Nota 36. Futuros cambios contables

Como es de público conocimiento, el país está comprometido a desarrollar un plan de convergencia para adoptar integralmente las Normas Internacionales de Información Financiera – NIIF (IFRS, según su sigla en inglés). En conformidad con lo establecido sobre esta materia por el Colegio de Contadores y por la Superintendencia de Valores y Seguros, la Sociedad debe adoptar dichas normas a contar del ejercicio 2009. Producto de lo anterior, se originarán cambios sobre los saldos patrimoniales al 1 de enero de 2009 y se afectará la determinación de los resultados para los ejercicios futuros. Asimismo, para efectos comparativos, los estados financieros del ejercicio 2008, que también deberán presentarse de acuerdo con la nueva normativa, pueden diferir de los aquí presentados.

La Sociedad ha desarrollado un plan para enfrentar integralmente los efectos de este cambio y, a la fecha de emisión de estos estados financieros, está en proceso de revisar y depurar la información sobre la estimación de los efectos que deberán reflejarse en los estados financieros futuros.

Hechos relevantes

Los siguientes Hechos fueron informados en carácter de esenciales a la Superintendencia de Valores y Seguros y a las Bolsas de Valores:

1.- Con fecha 23 de diciembre de 2008 se informó en carácter de hecho esencial, que en conformidad con la normativa vigente, y en especial la circular Nº 660 de la Superintendencia de Valores y Seguros, que en Sesión Ordinaria del día 23 de diciembre de 2008, el Directorio de Lan Airlines S.A. acordó el reparto de un dividendo provisorio de US$ 0,30993 por acción con cargo a las utilidades del ejercicio 2008, el que será pagado a partir del día 15 de enero de 2009, teniendo derecho a este dividendo todos aquellos accionistas que tengan tal calidad al quinto día hábil anterior a dicha fecha.

2.- Con fecha 10 de noviembre de 2008 en virtud de lo establecido en el artículo 9º y 10º de la Ley Nº 18.045 sobre Mercado de Valores, se informó en carácter de hecho esencial que, Lan Airlines S.A. suscribió un contrato de compraventa con The Boeing Company, a fin de adquirir cuatro aviones Boeing modelos 767-316ER, cuyas entregas se encuentran programadas para los meses de febrero, marzo (dos aviones) y abril de 2012. Asimismo, Lan Airlines S.A. y The Boeing Company suscribieron un acuerdo que otorga a Lan Airlines S.A. la opción de comprar dos aviones del mismo modelo antes mencionado para el año 2013. El monto aproximado de la inversión, excluyendo las referidas opciones de compra, asciende a MUS$ 636.000 (precio lista).

La adquisión de estos aviones es parte de la revisión del plan estratégico de flota de Lan Airlines S.A. para el largo plazo (año 2012), particularmente atendidas las estimaciones de retraso en el programa de entrega de los Boeing 787 (inicialmente previstas respecto a Lan Airlines S.A. a contar de 2011), cuya compra fuera informada por Lan Airlines S.A. mediante hecho relevante de fecha 12 de julio de 2007.

3.- Con fecha 29 de julio de 2008 se informó en carácter de hecho esencial, que en conformidad con la normativa vigente, y en especial la circular Nº 660 de la Superintendencia de Valores y Seguros, que en Sesión Ordinaria del día 29 de julio de 2008, el Directorio de Lan Airlines S.A. acordó el reparto de un dividendo provisorio de US$ 0,28568 por acción con cargo a las utilidades del ejercicio 2008, el que será pagado a partir del día 21 de agosto de 2008, teniendo derecho a este dividendo todos aquellos accionistas que tengan tal calidad al quinto día hábil anterior a dicha fecha.

4.- Con fecha 10 de abril de 2008 en virtud de lo establecido en el artículo 9º e inciso 2º del artículo 10º de la Ley Nº 18.045 se informó en carácter de hecho esencial que, en Junta Ordinaria de Accionistas de Lan Airlines S.A. celebrada el día 10 de abril de 2008 se ha elegido a los nuevos directores de la Sociedad.

El nuevo Directorio de Lan Airlines S.A. se encuentra integrado por los siguientes directores:

1. Andrés Navarro Haeussler,
2. Bernardo Fontaine Talavera,
3. Darío Calderón González,
4. Ignacio Guerrero Gutiérrez,
5. Jorge Awad Mehech,
6. José Cox Donoso,
7. Juan Cueto Sierra,
8. Juan José Cueto Plaza, y
9. Ramón Eblen Kadis.

5.- Con fecha 10 de abril de 2008, se informó en carácter de hecho esencial que en conformidad con la normativa vigente, y en especial la circular Nº 660 de la Superintendencia de Valores y Seguros, que en Junta Ordinaria de Accionistas realizada el día 10 de abril de 2008, se acordó el reparto de un dividendo definitivo de US$ 0,01720 por acción con cargo a las utilidades del ejercicio 2007, el que será pagado a partir del 8 de mayo de 2008, teniendo derecho a este dividendo todos aquellos accionistas que tengan tal calidad al quinto día hábil anterior a dicha fecha.

6.- Con fecha 27 de febrero de 2008 se informó en carácter de hecho esencial que en Sesión Ordinaria de Directorio celebrada el día 26 de febrero de 2008, el Directorio de Lan Airlines S.A. acordó citar a Junta Ordinaria de Accionistas para el día 10 de abril de 2008 a las 11:00 horas para tratar las siguientes materias:

a) Aprobación de la Memoria, Balance y Estados Financieros de la Sociedad, correspondientes al ejercicio terminado al 31 de diciembre de 2007;

b) Aprobación del reparto de un dividendo definitivo con cargo a las utilidades del ejercicio 2007, imputado a dicha suma los dividendos provisorios de US$ 0,26596 y US$ 0,35389 por acción, pagados en los meses de agosto de 2007 y enero de 2008, respectivamente;

c) Elección del Directorio de la Sociedad; d) Fijación de las remuneraciones del Directorio para el ejercicio 2008; e) Fijación de la remuneración del Comité de Directores y determinación de su presupuesto para el ejercicio 2008;

f) Designación de Auditores Externos; Designación de Clasificadoras de Riesgo; Cuentas sobre las Materias a que se refiere el art. 44 de la Ley Nº 18.046 sobre Sociedades Anónimas;

g) Información sobre costo de procesamiento, impresión y despacho de la información a que se refiere la Circular Nº 1494 de la Superintendencia de Valores y Seguros; y

h) Demás materias de interés social propias del conocimiento de la Junta Ordinaria de accionistas.

7.- Con fecha 27 de diciembre de 2007 se informó en carácter de hecho esencial que en virtud de lo establecido en el artículo 9º e inciso 2º del artículo 10º de la Ley Nº 18.045, lo siguiente:

Tal como esta compañía informó oportunamente, la Comisión Europea, en conjunto con el Departamento de Justicia de Estados Unidos, iniciaron en febrero de 2006 una investigación global que incluía a un gran número de aerolíneas internacionales de carga, entre ellas Lan Cargo S.A., por una posible concertación en los cobros por sobreprecio de combustible y otras tarifas en los mercados de carga aérea en Europa y Estados Unidos.

Con fecha 26 de diciembre de 2007, la Dirección General de Competencia de la Comisión Europea ha notificado a Lan Cargo S.A. y Lan Airlines S.A., de la instrucción de un proceso en contra de 25 de estas aerolíneas de carga, entre ellas Lan Cargo S.A., por eventuales infracciones a la libre competencia en el mercado de carga aérea.

En Estados Unidos el Departamento de Justicia continúa con la investigación sobre la materia.

Lan Airlines S.A. se está imponiendo de los términos de la notificación con el fin de adoptar las acciones a seguir, hará sus descargos y rendirá las pruebas que juzgue oportunas a la defensa de sus intereses. Dado el estado procesal del trámite, no es posible en esta etapa anticipar el resultado del proceso.

8.- Con fecha 21 de diciembre de 2007, se informó en carácter de hecho esencial que en conformidad con la normativa vigente, y en especial la circular Nº 660 de la Superintendencia de Valores y Seguros, que en sesión Ordinaria del día 21 de diciembre de 2007, el Directorio de Lan Airlines S.A. acordó el reparto de un dividendo provisorio de US$ 0,35389 por acción con cargo a las utilidades del ejercicio 2007, el que será pagado a partir del día 17 de enero de 2008, teniendo derecho a este dividendo todos aquellos accionistas que tengan tal calidad al quinto día hábil anterior a dicha fecha.

Análisis razonado

Análisis comparativo y explicación de las principales tendencias:

1. Balance General

Al cierre del ejercicio 2008, los activos totales de la Sociedad presentan un aumento de MUS$ 1.011.086 con respecto al año anterior, lo que en términos porcentuales equivale a un 27,5%.

El Activo circulante de la Sociedad aumenta en MUS$ 257.247 (27,9%) respecto al año anterior, pudiendo observarse la principal variación positiva en el rubro Otros activos circulantes MUS$ 347.101 producto de los contratos de cobertura del precio del combustible y las garantías por márgenes de derivados, las principales disminuciones las presentan los rubros Disponible, Depósitos a plazo y Valores negociables que en su conjunto presentan una disminución del (12,4%) y Deudores varios (19,0%).

El índice de liquidez de la Sociedad muestra un aumento de un 4,5%, pasando de 0,80 veces en el año 2007 a 0,84 veces en el

año 2008. Los Activos circulantes crecieron un 27,9% mientras que el Pasivo circulante lo hizo sólo en un 22,4%. Se observa además, una disminución en el índice que muestra la razón ácida (28,4%) pasando de 0,33 veces en el año 2007 a 0,23 veces en el año 2008.

El Activo fijo, que asciende a MUS$ 2.467.118, presenta un aumento neto de 42,9% respecto al año anterior, cuyo valor era de MUS$ 1.726.416. Esta variación se explica, principalmente, por el efecto neto del rubro Maquinarias y equipos, producto de la incorporación de diez aeronaves Airbus A318, dos aeronaves Airbus A319, dos aeronaves Airbus A320 y de cuatro aeronaves Boeing 767, para el transporte de pasajeros, por la incorporación de motores de repuesto y unidades rotables para soportar la operación de la flota, por la adquisición de equipamiento computacional, equipos de apoyo terrestre, herramientas y otros; y el aumento en la Depreciación acumulada dado por la depreciación del ejercicio.

El rubro Otros activos aumenta de MUS$ 1.023.638 en el año 2007 a MUS$ 1.036.775 en el año 2008, lo cual representa un incremento del 1,3%. La principal variación positiva está explicada por el incremento en el rubro de Otros (25,6%) producto, principalmente, del incremento en los Swaps de tasas de Interés, la principal disminución la presenta el rubro de Inversión en empresas relacionadas (16,0%).

El Pasivo circulante de la Sociedad aumenta en MUS$ 256.529 (22,4%), con lo que cierra el ejercicio 2008 en MUS$ 1.402.136. La variación se explica, principalmente, por los aumentos en los rubros de Otros pasivos circulantes MUS$ 174.137 en el que su incremento se debe al resultado no realizado de los contratos de derivados, Obligaciones con bancos e instituciones financieras de largo plazo - porción corto plazo (48,3%), Cuentas por pagar (18,2%), Documentos y cuentas por pagar empresas relacionadas (11,2%) e Ingresos percibidos por adelantado (3,0%). Las principales disminuciones son: Provisiones (21,0%) y Dividendos por Pagar (12,3%).

El indicador de endeudamiento de corto plazo de la Sociedad aumenta en un 8,2%, pasando de 1,16 veces en el año 2007 a 1,25 veces en el año 2008 y su participación sobre la deuda total disminuyó en un 7,9%, pasando de 42,7% en el año 2007 a 39,3% en el año 2008.

El Pasivo a largo plazo presenta un aumento de MUS$ 624.631 (40,6%), con lo que cierra el ejercicio 2008 en MUS$ 2.161.674. Esta variación se explica, principalmente, por el aumento en los rubros Obligaciones con bancos e instituciones financieras (43,6%), producto de la obtención de financiamiento para la compra de aeronaves y Otros pasivos a largo plazo (36,1%).

Al cierre del ejercicio 2008, el 97,0% de las Obligaciones con bancos e instituciones financieras de largo plazo que presenta la Sociedad, están afectas a tasas de interés fijas, considerando los contratos a futuro en esta materia.

El indicador de endeudamiento de largo plazo de la Sociedad, aumenta en un 24,3%, pasando de 1,56 veces en el año 2007 a 1,93 veces en el año 2008, y su participación sobre la deuda total aumenta en un 5,9%, pasando de 57,3% en el año 2007 a un 60,7% en el año 2008.

El indicador de endeudamiento total sobre el patrimonio de la Sociedad aumenta en un 17,4%, pasando de 2,72 veces en el año 2007 a 3,19 veces en el año 2008.

La variación del Patrimonio se explica, principalmente, por los resultados obtenidos durante el ejercicio 2007 y el ejercicio 2008, y por la distribución de dividendos definitivos con cargo a los resultados del año 2007 y dividendos provisorios 2008.

2. Estado de Resultados Individual

La utilidad neta al 31 de Diciembre de 2008 alcanza a MUS$ 335.739, lo que representa una variación positiva de MUS$ 27.416, equivalentes a un 8,9% con respecto al ejercicio anterior. El resultado operacional alcanza a MUS$ 398.090 que comparado con el ejercicio 2007 registró un alza de 47,2%, que corresponde a MUS$ 127.635. Este resultado se debe, principalmente, a una mayor demanda en los distintos mercados que opera la compañía tanto en las operaciones de pasajeros como de carga, el cual fue impactado por el drástico aumento en el precio de combustible que afecta a la industria en general. Por otra parte, el resultado no operacional mostró una disminución de MUS$ 90.266 en el ejercicio 2008 en relación con el resultado positivo de MUS$ 87.954 del ejercicio del año pasado.

Los ingresos de explotación crecieron un 22,6% con respecto al ejercicio 2007, alcanzando MUS$ 2.561.606. Esta alza se debe al aumento de 22,9% en los ingresos de pasajeros, a un crecimiento de 32,3% en los ingresos carga y un 3,1% en el ítem otros ingresos.

El incremento de 22,9% en los ingresos de pasajeros equivale a MUS$ 245.671, y se explica principalmente por el crecimiento del tráfico internacional y a una sólida posición competitiva. Lo anterior se ve representado en un mayor tráfico internacional de 6,1%, equivalente a 168 mil pasajeros aproximadamente, logrado gracias al buen desempeño de las rutas de largo alcance.

Los ingresos de carga se ven incrementados en MUS$ 215.162 lo que equivale a 32,3% de variación, explicado por una mayor operación.

Por otro lado, el ítem otros ingresos se incrementa en MUS$ 10.972 equivalente a 3,1% de variación, producto, principalmente, de un aumento en el arriendo de aviones y servicios de mantenimiento a otras compañías del grupo.

Los costos operativos, que corresponden a los costos de explotación más los gastos de administración y ventas, ascienden en el ejercicio 2008 a MUS$ 2.163.516 lo que comparado con el ejercicio del año anterior, representa un aumento de MUS$ 344.170 equivalentes a un 18,9%. La variación de los principales conceptos se explica de la siguiente manera:

a) El gasto en combustible aumenta en MUS$ 206.402 que representa un 45,1% de variación con respecto al ejercicio del año anterior. Este mayor costo se explica, principalmente, por la fuerte alza en el precio internacional del combustible que generó costos operacionales adicionales por más de MUS$ 169.855 y en menor medida por el aumento del consumo a raíz del crecimiento de las operaciones.

b) Las remuneraciones se incrementaron en MUS$ 51.823, con respecto al ejercicio del año anterior, lo que representa un 20,9% de variación, producto de la mayor operación y el efecto tipo de cambio e IPC sobre las remuneraciones denominadas en moneda local.

c) Las comisiones reflejan un aumento de MUS$ 46.821 equivalentes a un 16,7% de variación. Esto se debe principalmente al aumento en las ventas de carga, compensado por menores comisiones en ambos negocios.

d) Los otros gastos de operación presentan una disminución de 36,9% comparado con el ejercicio del año 2008, equivalente a MUS$ 35.216.

e) Los gastos de aterrizaje y otras rentas aumentan en MUS$ 32.267 lo que representa un 10,2% de variación con respecto al ejercicio del año anterior, lo que se explica, principalmente, por el aumento en los costos de arriendos y handling.

f) Los gastos de depreciación y amortización aumentaron en un 29,1%, lo que equivale a MUS$ 32.207, esto debido, principalmente, a la incorporación de cuatro aviones a la flota B767, diez a la flota A318, dos a la flota A320 y dos a la flota A319.

g) El ítem mantenimiento presenta mayores costos por MUS$ 1.539 equivalentes a 1,1% debido principalmente al aumento de operación y compensado en parte con la salida de aviones B737.

El resultado no operacional registró una pérdida neta de MUS$ 2.312 que comparada con la utilidad neta del ejercicio 2007 de MUS$ 87.954 significa menores ingresos por MUS$ 90.266. Esta variación se explica, principalmente por la disminución en utilidades inversión en empresas relacionadas por MUS$ 122.100, compensadas en parte por el aumento en otros ingresos fuera de la explotación en MUS$ 40.828, el que incluye el cambio contable relacionado con el financiamiento de PDP (depósitos pre entrega de aviones, PDP por sus siglas en inglés).

3. Análisis y explicación flujo neto originado por las actividades de operación, inversión y financiamiento.

El Flujo de operación de la Sociedad, presenta un aumento de MUS$ 63.259, respecto al año anterior, debido principalmente, a la disminución en el Pago a Proveedores y personal (6,1%), al aumento de los Otros Ingresos percibidos (162,1%) y al aumento de los Dividendos y otros repartos percibidos (47,9%), las principales variaciones negativas son: la disminución de Recaudación de deudores por ventas (4,2%), el incremento de los Otros Gastos pagados (221,4%) y al incremento de los Intereses pagados (16,0%).

El Flujo de financiamiento, presenta una variación negativa de MUS$ 214.730 respecto al año anterior debido, principalmente, a la colocación de acciones de pago del ejercicio anterior por MUS$ 319.141, al aumento de los Otros desembolsos por financiamiento MUS$ 178.697, producto de los pagos de Garantías por márgenes de derivados y al mayor Pago de Dividendos (5,5%), lo que se ve compensado con el aumento en la obtención de Préstamos (47,3%) y a la disminución en los pagos de éstos (44,6%),

El Flujo de inversión, presenta una variación negativa en MUS$ 81.566, con respecto al año anterior, esta variación se explica, principalmente, por la Incorporación de activos fijos (10,4%) debido, en su mayor parte, por la compra de cuatro aeronaves de la flota Boeing 767, diez aeronaves Airbus A318, dos aeronaves Airbus A319 y dos aeronaves Airbus A320, también influye el Pago de interesés capitalizados por MUS$ 12.576. Esta variación se ve compensada levemente producto de la disminución de la inversión en instrumentos financieros (84,0%).

Finalmente, el flujo neto de la Sociedad generado durante el ejercicio 2008, presenta una variación negativa de MUS$ 233.037 respecto al ejercicio anterior. El saldo negativo del flujo de inversión ha sido cubierto, principalmente, por el flujo de operación, flujo de financiamiento y el remanente por el saldo disponible al 31 de diciembre de 2007.

4. Análisis de riesgo de mercado

Concentración de riesgo crediticio

Las cuentas por cobrar de la Sociedad provienen en un alto porcentaje de las ventas de pasajes aéreos, servicios de carga a personas y diversas empresas comerciales que están económica y geográficamente dispersas, siendo generalmente de corto plazo. Conforme a ello, la Sociedad no estima que esté expuesta a una concentración importante de riesgo crediticio.

Instrumentos financieros: Administración del riesgo de precio del combustible

La variación en los precios del combustible depende en forma importante de la oferta y demanda de petróleo en el mundo, de las decisiones tomadas por la OPEP, de la capacidad de refinamiento a nivel mundial, de los niveles de inventario mantenidos, de factores como el clima y de factores políticos. Para disminuir el riesgo de variaciones en los precios a que podría estar expuesta la Sociedad, se han suscrito contratos de cobertura de combustible, con diferentes instituciones financieras, por una parte del consumo total de combustible estimado que tendrá la Sociedad para el año 2008. Los tipos de contratos suscritos son (a) el de Swap, que permite fijar el precio, (b) el de opciones Call, que permite limitar el alza del precio y (c) el de bandas de precio, que permiten fijar un precio máximo y un precio mínimo. En el caso del contrato swap cuando el precio de mercado supera el nivel fijado, la Sociedad recibe el diferencial que se produce entre ambos precios por la cantidad de galones de combustible que estipula cada contrato. A la inversa, si el precio de mercado está por debajo del precio fijado, es la Sociedad quien debe proceder a pagar la diferencia de precios establecida. No existen costos asociados al contrato swap. En el caso de la compra de una opción Call cuando el precio de mercado supera el nivel fijado, la Sociedad recibe el diferencial que se produce entre ambos precios por la cantidad de galones de combustible estipulada en el contrato. Si el precio de mercado está por debajo del precio fijado, la Sociedad no ejerce la opción. En el caso de un contrato de bandas de precio, si el precio de mercado está por encima del precio máximo, la Sociedad recibe el diferencial que se produce entre el precio de mercado y el precio máximo multiplicado por la cantidad de galones de combustible estipulada en cada contrato. Si el precio de mercado está por debajo del precio mínimo, es la Sociedad quien debe proceder a pagar la diferencia de precios establecida. Si el precio de mercado está entre los precios máximos y mínimos fijados, la Sociedad no recibe ni paga.

Por estos contratos, durante el ejercicio, la Sociedad reconoció como ganancia neta MUS$ 32.070. Las pérdidas o ganancias producidas por estos contratos se reconocen como componente del Resultado no operacional.

Instrumentos financieros: Administración del riesgo de tasa de interés.

Con el fin de disminuir el riesgo de una eventual alza en los tipos de interés la Sociedad, suscribió contratos de Swap de tasa de interés durante el primer semestre 2001, segundo semestre 2005 y primer semestre 2006. Además durante el segundo semestre del año 2003, todo el año 2004 y 2005, la Sociedad ha suscrito contratos de opción Call. Junto con lo anterior, la deuda adquirida durante los años 2006, 2007 y 2008 fue tomada a tasa fija directamente con el banco acreedor. Adicionalmente, se fijaron anticipadamente la tasa de interés para el financiamiento de 22 aviones Airbus con entrega entre el 2008 y 2011 y 7 Boeing 767-300 que se entregarán entre los años 2008 y 2012 (para mayor detalle de estas operaciones, favor ver nota 28 de contingencias y restricciones). El objetivo que esto persigue es tener una porción de la deuda con (i) tasa fija (como es el caso de los swap) y (ii) otra porción con tasa variable pero limitado a un máximo (como es el caso de las Call). Junto con (iii) limitar la exposición a la tasa de interés en futuros financiamientos. De ésta manera la Sociedad disminuye de manera importante el riesgo del alza de las tasas de interés. Con relación a dichos contratos, la Sociedad (i) paga, recibe, o (ii) solamente recibe dependiendo del caso, la diferencia entre la tasa fija acordada y la tasa flotante calculada sobre el capital insoluto de cada contrato. Por estos contratos, la Sociedad reconoció en el resultado acumulado del ejercicio una pérdida de MUS$ 7.643. Las pérdidas y ganancias por swap de tasa de interés junto con las primas y las ganancias de las Call de tasas de interés se reconocen como un componente del gasto financiero sobre la base de la amortización del préstamo cubierto. Al 31 de diciembre 2008, el valor de mercado de los contratos swap, call y fijación anticipada de tasas de interés vigentes es de MUS$ 154.752. Al 31 de diciembre, aproximadamente un 97% de la deuda está fijada con alguno de los instrumentos anteriormente nombrados a una tasa promedio de 5,236%.

Efectos de las Fluctuaciones en los Tipos de Cambio

La moneda funcional utilizada por la Sociedad es el dólar estadounidense en términos de fijación de precios de sus productos, de composición de su balance y de efectos sobre los resultados de las operaciones. Vende la mayor parte de sus servicios en dólares estadounidenses o en precios equivalentes al dólar estadounidense, y gran parte de sus gastos están denominados en dólares estadounidenses o equivalentes al dólar estadounidense, en particular costos de combustible, tarifas de vuelo y aterrizaje, arriendo de aeronaves, seguros, y componentes y accesorios para aeronaves. Del total del pasivo, aproximadamente un 98%, incluyendo obligaciones con bancos, pasivos de tráfico aéreo, y algunas cuentas por pagar de proveedores, está expresado en dólares estadounidenses. Por otra parte, aproximadamente un 93% de sus activos, principalmente Efectivo y equivalentes de efectivo, Activo fijo, Cuentas por cobrar e Inversiones también están expresados en dólares estadounidenses.

Aunque generalmente mantiene sus tarifas y precios de carga, en dólares estadounidenses o en precios equivalentes al dólar estadounidense, la Sociedad está expuesta a pérdidas y ganancias por moneda extranjera, debido a las fluctuaciones en los tipos de cambio.

En el ejercicio 2008, la Sociedad registró una utilidad neta por este concepto de MUS$ 2.409 la que se presenta en el Estado de resultados bajo el rubro Resultado fuera de la explotación

5. Ambiente Económico Chileno

Con el objetivo de analizar el ambiente económico en el cual está inserta la Sociedad, a continuación se explica brevemente la situación y evolución de las principales economías que la afectan, tanto del ámbito nacional como regional y mundial.

Como consecuencia de la crisis financiera que afecta, principalmente a Estados Unidos y Europa, la economía mundial durante el 2008 presentó un fuerte debilitamiento, provocando gran incertidumbre en todos los sectores. Es así como las perspectivas de crecimiento muestran una importante desaceleración, situación que sólo comenzará a recuperarse en forma gradual el próximo año. Para el 2008 se espera un crecimiento de la economía global cercano al 3,6% y las proyecciones para el 2009 están en torno al 1,2%.

La economía Europea presentó un deterioro en la actividad económica, entrando en una fase de recesión económica que se estima será profunda y prolongada. Los gobiernos europeos anuncian planes de rescate y adoptan medidas extraordinarias. Se prevé un crecimiento cercano al 0,9% para el año 2008 (aproximadamente -1,9% en el año 2009).

Durante el año 2008 la economía de Estados Unidos fue impactada por la crisis que afectó al sector financiero interno, provocando un shock en los mercados mundiales con gran inestabilidad, desconfianza e incertidumbre. Como consecuencia de la recesión que atraviesa el país, se estima que las tensiones continuarán durante el 2009; sin embargo, se espera que las amplias medidas tomadas por las autoridades económicas, logren estabilizar la situación financiera, la problemática del sector inmobiliario, el desempleo y otros factores que han sido fuertemente impactados por esta crisis. Para el 2008 se espera un crecimiento aproximado de 1,2% y las proyecciones para el 2009 están en torno al -1,8%.

La región se ha visto afectada por el panorama económico mundial; sin embargo, gracias a un período de crecimiento sostenido, se encuentra mejor preparada para lidiar con la actual problemática financiera. Durante el 2008 mantuvo una sólida tasa de crecimiento, estimada en torno al 4,7% y para el 2009 se proyecta cercana al 1,2%.

La economía nacional también ha sufrido los impactos provocados por la crisis financiera mundial, viviendo momentos de tensión importante durante el año. La inflación ha experimentado un importante cambio con tendencia a la baja, alcanzando una tasa menor a la presupuestada en el 2008 y mejorando las expectativas para el año 2009 con una tasa en torno al 4%. Se estima un crecimiento cercano al 3,5% para el año 2008, aproximadamente entre el 2% y 3% para el 2009.

La industria aeronáutica internacional no ha estado exenta de los impactos de la situación económica mundial. Sin embargo, el modelo de negocios implementado por la compañía ha permitido mantener un continuo crecimiento en los distintos mercados, logrando un importante resultado para el último trimestre del 2008, como para el ejercicio completo del mismo año.

6. Indices financieros

a) Se presentan a continuación los principales índices financieros del Balance General Individual:

	31-12-2008	30-09-2008	31-12-2007	30-09-2007
- Indices de Liquidez
Liquidez corriente (veces)	0,84	0,87	0,80	0,99
(Activo circulante / pasivo circulante)
Razón ácida (veces)	0,23	0,30	0,33	0,38
(Fondos disponibles / pasivo circulante)
- Indices de Endeudamiento
Razón de endeudamiento (veces)	3,19	2,77	2,72	2,04
(Pasivo circulante + Pasivo largo plazo / Patrimonio)
Deuda corto plazo / Deuda total (%)	39,34	36,71	42,70	40,24
Deuda largo plazo / Deuda total (%)	60,66	63,29	57,30	59,76
Cobertura gastos financieros	8,52	7,35	11,40	10,66
(R.A.I.I. / Gastos financieros)
- Indices de Actividad
Total de activos	4.681.788	4.162.273	3.670.602	3.064.417
Inversiones	796.625	549.603	639.325	220.282
Enajenaciones	7.424	6.524	179	144
Rotación de inventario	28,03	19,26	25,30	17,38
(Costo venta / Inventario promedio)
Permanencia de inventarios	12,84	18,69	14,23	20,71
(Inventario promedio / costo venta * 360)
- Indices de Rentabilidad
Rentabilidad del patrimonio	0,32	0,21	0,38	0,26
(Utilidad neta / Patrimonio promedio)
Rentabilidad del activo	0,08	0,06	0,10	0,08
(Utilidad neta / Activos promedio)
Rendimiento activos operacionales	0,10	0,08	0,10	0,09
(Resultado operacional / Activos operacionales promedio)
Considerando activos operacionales al total de activo menos
impuesto diferido, cuentas corrientes del personal, inver-
siones permanentes y temporales y mayor y menor valor de
inversión.
Utilidad por acción	0,99	0,65	0,91	0,61
(Utilidad del ejercicio / N° acciones suscritas y pagadas)
Retorno de dividendos	0,06	0,06	0,04	0,04
(Dividendos pagados / Precio de mercado)

b) Se presentan a continuación los principales índices financieros del Estado de Resultados Individual:

	31-12-2008	30-09-2008	31-12-2007	30-09-2007

Indices De Resultados

Ingresos de explotación	2.561.606	1.942.099	2.089.801	1.489.608
Carga	881.207	708.273	666.045	471.295
Pasajeros	1.316.929	960.018	1.071.258	764.929
Otros	363.470	273.808	352.498	253.384

Costos de explotación y Gastos de administración	2.163.516	1.684.614	1.819.346	1.284.405
Combustibles	663.568	534.304	457.166	320.348
Comisiones	327.800	249.021	280.979	200.075
Gastos de aterrizaje y otras rentas	348.650	276.534	316.383	219.807
Remuneraciones	300.079	233.358	248.256	177.217
Mantención aviones	143.662	107.484	142.123	104.793
Arriendo aviones	115.659	87.385	117.946	85.991
Depreciación y amortización	142.928	100.554	110.721	79.200
Otros gastos de operación	60.137	50.476	95.353	60.160
Servicios pasajeros	61.033	45.498	50.419	36.814

Resultado Operacional	398.090	257.485	270.455	205.203

Gastos financieros	52.665	39.840	34.451	25.398

Resultado no Operacional	(2.312)	(4.394)	87.954	40.189

R.A.I.I.D.A.I.E.	593.032	396.088	501.042	349.373

Utilidad (Pérdida) después de Impuestos	335.739	218.635	308.323	207.503

CONTENIDO

Informe de los auditores independientes.
Balance general consolidado.
Estado consolidado de resultados.
Estado consolidado de flujos de efectivo.
Notas a los estados financieros consolidados.

US$	Dólares estadounidenses
MUS$	Miles de dólares estadounidenses
$	Peso chileno
UF	Unidades de fomento

L A N A I R L I N E S 1 8 1

Santiago, 27 de enero de 2009

Señores Accionistas y Directores
Lan Airlines S.A.

Hemos efectuado una auditoría a los balances generales consolidados de Lan Airlines S.A. y filiales al 31 de diciembre de 2008 y 2007 y a los correspondientes estados consolidados de resultados y de flujos de efectivo por los años terminados en esas fechas. La preparación de dichos estados financieros (que incluyen sus correspondientes notas) es responsabilidad de la administración de Lan Airlines S.A. Nuestra responsabilidad consiste en emitir una opinión sobre estos estados financieros, con base en las auditorías que efectuamos. El análisis razonado y los hechos relevantes adjuntos no forman parte integrante de estos estados financieros; por lo tanto, este informe no se extiende a los mismos.

Nuestras auditorías fueron efectuadas de acuerdo con normas de auditoría generalmente aceptadas en Chile. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con el objeto de lograr un razonable grado de seguridad de que los estados financieros están exentos de errores significativos. Una auditoría comprende el examen, a base de pruebas, de evidencias que respaldan los importes y las informaciones revelados en los estados financieros. Una auditoría comprende, también, una evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la administración de la Sociedad, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestras auditorías constituyen una base razonable para fundamentar nuestra opinión.

En nuestra opinión, los mencionados estados financieros consolidados presentan razonablemente, en todos sus aspectos significativos, la situación financiera de Lan Airlines S.A. y filiales al 31 de diciembre de 2008 y 2007, los resultados de sus operaciones y los flujos de efectivo por los años terminados en esas fechas, de acuerdo con principios de contabilidad generalmente aceptados en Chile.

Como se explica en Nota 3 a los estados financieros, a contar del 1 de enero de 2008 la Sociedad dio efecto a un cambio contable relativo a los costos de financiamiento en la adquisición de aeronaves.

Según lo señalado en Nota 37, en concordancia con el proceso de convergencia definido al efecto en Chile, a contar del ejercicio 2009 la Compañía adoptará las Normas Internacionales de Información Financiera.

Renzo Corona S.
PricewaterhouseCoopers

Activos

		Al 31 de diciembre
		2008	2007
	NOTA	MUS$	MUS$

Total Activos Circulantes		1.351.031	1.089.828

Disponible		15.707	11.506
Depósito a plazo		255.881	308.585
Valores negociables (neto)	Nota 04	138.426	147.952
Deudores por venta (neto)	Nota 05	275.690	279.471
Documentos por cobrar (neto)	Nota 05	1.770	6.492
Deudores varios (neto)	Nota 05	161.109	182.338
Documentos y cuentas por cobrar empresas relacionadas	Nota 06	1.117	226
Existencias (neto)	Nota 07	50.609	54.022
Impuestos por recuperar		72.013	68.623
Gastos pagados por anticipado	Nota 35	13.346	12.949
Impuestos diferidos	Nota 08	6.545	4.624
Otros activos circulantes	Nota 09	358.818	13.040

Total Activos Fijos	Nota 10	3.093.368	2.351.605

Terrenos		26.397	14.424
Construcción y obras de infraestructura		108.358	105.990
Maquinarias y equipos		3.022.573	2.190.411
Otros activos fijos		739.270	739.499
Depreciación acumulada (menos)		(803.230)	(698.719)

Total Otros Activos		460.462	460.309

Inversiones en empresas relacionadas	Nota 12	1.187	1.482
Inversiones en otras sociedades		506	1.807
Menor valor de inversiones	Nota 13	32.412	36.022
Deudores a largo plazo	Nota 05	11.200	12.171
Documentos y cuentas por cobrar empresas relacionadas	Nota 06	251	-
largo plazo
Intangibles	Nota 14	52.224	43.254
Amortización (menos)	Nota 14	(23.660)	(17.186)
Otros	Nota 15	386.342	382.759

Total Activos		4.904.861	3.901.742

Las notas adjuntas Nº 1 a 37 forman parte integral de estos estados financieros.

Pasivos y Patrimonio

		Al 31 de diciembre
		2008	2007
	NOTA	MUS$	MUS$

Total Pasivos Circulantes		1.379.027	1.122.605

Obligaciones con bancos e instituciones financieras a largo plazo-	Nota 16	151.247	102.153
porción corto plazo
Obligaciones largo plazo con vencimiento dentro un año	Nota 20	70.407	74.786
Dividendos por pagar	Nota 22	105.330	120.073
Cuentas por pagar	Nota 36	361.620	322.897
Acreedores varios		19.033	-
Documentos y cuentas por pagar empresas relacionadas	Nota 06	303	357
Provisiones	Nota 19	94.459	100.546
Retenciones		64.859	62.384
Impuesto a la renta	Nota 08	1.537	8.101
Ingresos percibidos por adelantado		329.742	325.669
Otros pasivos circulantes	Nota 17	180.490	5.639

Total Pasivos a Largo Plazo		2.402.135	1.785.896

Obligaciones con bancos e instituciones financieras	Nota 18	1.654.947	1.228.650
Acreedores varios largo plazo		96.182	-
Provisiones largo plazo	Nota 19	92.593	94.441
Impuestos diferidos a largo plazo	Nota 08	228.232	169.885
Otros pasivos a largo plazo	Nota 20	330.181	292.920

Interés Minoritario	Nota 21	5.721	5.189

Total Patrimonio	Nota 22	1.117.978	988.052
Capital pagado		453.444	453.444
Otras reservas		1.749	(52)
Utilidades acumuladas		528.833	436.337
Utilidad (pérdida) del ejercicio		335.739	308.323
Dividendos provisorios (menos)		(201.787)	(210.000)

Total Pasivos y Patrimonio		4.904.861	3.901.742

Las notas adjuntas Nº 1 a 37 forman parte integral de estos estados financieros.

1 8 4 L A N A I R L I N E S

Estado de Resultados

		Por los ejercicios terminados
		Al 31 de diciembre
		2008	2007
	NOTA	MUS$	MUS$

Resultado de Explotación		536.184	413.371

Margen de explotación		1.675.514	1.364.472

Ingresos de explotación		4.534.282	3.524.923
Costos de explotación (menos)		(2.858.768)	(2.160.451)
Gastos de administración y ventas (menos)		(1.139.330)	(951.101)

Resultado Fuera de Explotación		(134.567)	(45.562)

Ingresos financieros		16.212	18.043
Utilidad inversiones empresas relacionadas	Nota 12	1.112	604
Otros ingresos fuera de la explotación	Nota 23	55.995	31.802
Pérdida inversión empresas relacionadas (menos)	Nota 12	(164)	(5.690)
Amortización menor valor de inversiones (menos)	Nota 13	(3.018)	(2.994)
Gastos financieros (menos)		(82.690)	(76.224)
Otros egresos fuera de la explotación (menos)	Nota 23	(115.026)	(27.817)
Corrección monetaria	Nota 24	878	1.014
Diferencias de cambio	Nota 25	(7.866)	15.700

Resultado antes de Impuesto a la Renta e Itemes Extraordinarios		401.617	367.809

Impuesto a la renta	Nota 08	(64.690)	(59.775)

Utilidad (Pérdida) antes Interés Minoritario		336.927	308.034

Interés Minoritario	Nota 21	(1.188)	289

Utilidad (Pérdida) Líquida		335.739	308.323

Utilidad (Pérdida) del Ejercicio		335.739	308.323

Las notas adjuntas Nº 1 a 37 forman parte integral de estos estados financieros.

Nota 01. Inscripción en el registro de valores

LAN AIRLINES S.A., es una sociedad anónima abierta, por lo que se encuentra inscrita en el Registro de Valores, desde el 22 de enero de 1987, bajo el Nro. 0306 y conforme a lo establecido en la Ley Nro. 18.046, está sujeta a la fiscalización de la Superintendencia de Valores y Seguros.

Con fecha 28 de julio de 2004, LAN CHILE S.A. cambia su razón social por la de LAN AIRLINES S.A., la cual fue inscrita en el Registro de Comercio del Conservador de Bienes Raíces, con el Nro. 18.764 del año 2004 fojas 25.128.

Nota 02. Criterios contables aplicados

a) Período contable

Los presentes Estados Financieros Consolidados cubren el ejercicio comprendido entre el 1 de enero y el 31 de diciembre de 2008, comparado con igual ejercicio del año anterior.

b) Bases de preparación

Los presentes Estados Financieros Consolidados, han sido preparados de acuerdo con normas e instrucciones impartidas por la Superintendencia de Valores y Seguros, y con principios de contabilidad generalmente aceptados emitidos por el Colegio de Contadores de Chile A.G. Cabe señalar que las normas e instrucciones impartidas por la Superintendencia de Valores y Seguros priman por sobre los principios de contabilidad generalmente aceptados.

c) Bases de presentación

Con el objeto de facilitar la comparación, se han realizado algunas reclasificaciones menores a los Estados Financieros Consolidados correspondientes al ejercicio anterior.

d) Bases de consolidación

Estos Estados Financieros Consolidados incluyen los activos, pasivos, resultados y flujos de efectivo al cierre de cada ejercicio de la Sociedad Matriz y sus filiales de acuerdo a cuadro anexo.

Los efectos de las transacciones realizadas con las empresas filiales se han eliminado al consolidar y se ha reconocido la participación de los accionistas minoritarios, presentada como Interés minoritario en el Balance General Consolidado y Estado Consolidado de Resultados.

Sociedades incluidas en la consolidación

			Porcentaje de participación
			31-12-2008		31-12-2007
RUT	Nombre Sociedad	Directo	Indirecto	Total	Total

96.518.860-6	Comercial Masterhouse S.A.	99,9900	0,0100	100,0000	100,0000
96.763.900-1	Inmobiliaria Aeronáutica S.A.	99,0100	0,9900	100,0000	100,0000
96.967.400-9	Lan Card S.A.	0,0000	0,0000	0,0000	100,0000
96.969.680-0	Lan Pax Group S.A. y Filiales	99,8361	0,1639	100,0000	100,0000
78.074.340-9	Sistemas de Distribución Amadeus Chile S.A.	0,0000	0,0000	0,0000	100,0000
Extranjera	Lan Perú S.A.	49,0000	21,0000	70,0000	70,0000
Extranjera	Lan Chile Investments Limited y Filiales	99,9900	0,0100	100,0000	100,0000
93.383.000-4	Lan Cargo S.A.	99,8939	0,0041	99,8980	99,8980
Extranjera	South Florida Air Cargo Inc.	0,0000	0,0000	0,0000	100,0000
Extranjera	Prime Airport Services Inc.	0,0000	100,0000	100,0000	100,0000
96.951.280-7	Transporte Aéreo S.A.	0,0000	100,0000	100,0000	100,0000
96.634.020-7	Ediciones Ladeco América S.A.	0,0000	100,0000	100,0000	100,0000
Extranjera	Aircraft International Leasing Limited	0,0000	100,0000	100,0000	100,0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	0,0000	100,0000	100,0000	100,0000
96.631.410-9	Ladeco Cargo S.A.	0,0000	100,0000	100,0000	100,0000
Extranjera	Láser Cargo S.R.L.	0,0000	100,0000	100,0000	100,0000
78.005.760-2	Sociedad de Seguridad Aérea S.A.	0,0000	0,0000	0,0000	100,0000
Extranjera	Lan Cargo Overseas Limited y Filiales	0,0000	100,0000	100,0000	100,0000
96.969.690-8	Lan Cargo Inversiones S.A.	0,0000	100,0000	100,0000	100,0000
96.801.150-2	Blue Express INTL S.A. y Filial	0,0000	100,0000	100,0000	100,0000
Extranjera	Connecta Corporation	0,0000	100,0000	100,0000	0,0000
96.854.560-4	Terminal de Exportación Internacional. S.A.	0,0000	0,0000	0,0000	100,0000
96.575.810-0	Inversiones Lan S.A. y Filiales	99,7100	0,0000	99,7100	99,7100

e) Corrección monetaria

Los Estados Financieros de las filiales nacionales que no llevan su contabilidad en dólares estadounidenses han sido actualizados, mediante la aplicación de las normas de corrección monetaria, de acuerdo a principios de contabilidad generalmente aceptados en Chile para reconocer los efectos de la variación en el poder adquisitivo de la moneda, ocurrido en ambos ejercicios, de acuerdo a los índices del Instituto Nacional de Estadísticas, que con desfase de un mes experimentó una variación de 8,9% para el ejercicio 2008 (7,4% en 2007).

f) Bases de conversión

La Sociedad Matriz y algunas de sus filiales con domicilio en Chile, están autorizadas para registrar su contabilidad en dólares estadounidenses. El dólar estadounidense es usado como unidad de medida común y, por ende, los saldos de los activos y pasivos correspondientes a distintas monedas han sido expresados en dólares estadounidenses a las tasas de cambio vigentes al 31 de diciembre de cada año. Las cuentas de resultado se presentan convertidas a dólares estadounidenses a las tasas de cambio vigentes a la fecha de cada transacción.

A continuación se presentan las tasas de cambio vigentes para el dólar estadounidense al cierre de cada ejercicio:

	31.12.08	31.12.07
	Por dólar	Por dólar
	Estadounidense	Estadounidense

Peso chileno	636,45	496,89
Unidad de fomento (Chile)	0,03	0,03
Peso argentino	3,45	3,15
Real brasileño	2,34	1,77
Nuevo sol peruano	3,14	2,99
Dólar australiano	1,45	1,15
Franco polinésico	88,34	82,78
Bolívar venezolano	-	2.145,80
Bolívar fuerte (Venezuela)	2,14	-
Boliviano	6,97	7,53
Peso uruguayo	24,25	21,45
Peso mexicano	13,82	10,90
Dólar canadiense	1,22	0,98
Corona danesa	5,28	5,07
Guaraní paraguayo	4.880,00	4.720,00
Peso colombiano	2.246,16	2.009,00
Yen japonés	90,27	112,77
Dólar neozelandés	1,73	1,30
Euro (Comunidad europea)	0,71	0,68
Peso dominicano	35,26	33,76

El ajuste por fluctuación de cambio de las diferentes monedas al 31 de diciembre de 2008 significó, un cargo neto a resultado de MUS$ 7.866 (abono neto a resultado MUS$ 15.700 en 2007), que se presenta en la cuenta Diferencias de cambio.

g) Depósitos a plazo y Valores negociables

Los Depósitos a plazo incluyen capital más intereses devengados al cierre de cada ejercicio.

Los Valores negociables corresponden, a inversiones en bonos, valorizados al menor valor entre el valor de la inversión o el valor de mercado y fondos mutuos valorizados al valor de la cuota al cierre de cada ejercicio.

h) Existencias

Las partidas incluidas en este rubro corresponden, principalmente, a repuestos y materiales los cuales serán utilizados en servicios de mantención propia como de terceros en un período de un año; éstos se encuentran valorizados a su costo de adquisición promedio. Los montos resultantes, no exceden a los respectivos valores de reposición.

i) Estimación deudores incobrables

La Sociedad Matriz y sus filiales constituyen provisiones para deudores de dudosa recuperabilidad, sobre la base tanto de la antigüedad de los saldos como de otros antecedentes relevantes.

j) Activo fijo

Los bienes del Activo fijo se valorizan al costo de adquisición, el cual incluye los costos reales de financiamiento incurridos por la Sociedad Matriz y sus filiales hasta que los bienes entren en operación. Los inventarios de materiales y repuestos, que figuran en el rubro Otros activos fijos, se presentan a su costo de adquisición promedio, netos de provisión de obsolescencia.

k) Depreciación activo fijo

Los bienes del Activo fijo se deprecian, excepto los repuestos, sobre la base del método lineal, considerando la vida útil económica estimada de los mismos, o en base de ciclos y horas voladas, según corresponda.

l) Activos en leasing

La Sociedad Matriz y algunas de sus filiales, mantienen vigentes operaciones de leasing financiero relacionadas con bienes del Activo fijo. Estos bienes no son jurídicamente de su propiedad, por lo cual mientras no ejerzan las correspondientes opciones de compra, no pueden disponer libremente de ellos. Estos activos se registran al valor actual de los contratos, el cual se establece descontando el valor de las cuotas periódicas y la opción de compra a la tasa de interés implícita o explícita que surge de los contratos. La respectiva obligación se presenta bajo los rubros Obligaciones de largo plazo con vencimiento dentro de un año en el Pasivo circulante y Otros pasivos a largo plazo, neta de sus correspondientes intereses diferidos.

m) Intangibles

En este rubro se presentan, principalmente, software y licencias computacionales y registros de marcas comerciales valorizadas al costo de adquisición. La Sociedad Matriz y sus filiales amortizan sus intangibles sobre la base del método lineal considerando un plazo máximo de 10 años.

n) Inversiones en empresas relacionadas

Las Inversiones en empresas relacionadas, se presentan en el rubro Otros activos.

Las inversiones efectuadas con anterioridad al 1 de enero de 2004, se encuentran valorizadas al Valor Patrimonial Proporcional (V.P.P.), determinado sobre la base de sus respectivos Estados Financieros al 31 de diciembre de cada año.

Las inversiones efectuadas desde el 1 de enero de 2004, se valorizan a Valor Patrimonial (V.P.), de acuerdo a lo establecido en el Boletín Técnico Nro. 72 del Colegio de Contadores de Chile A.G.

Las inversiones en el exterior, son ajustadas a principios de contabilidad generalmente aceptados en Chile, traducidas y controladas en la moneda funcional que utiliza la Sociedad Matriz.

o) Menor valor de inversiones

El Menor valor de inversiones representa la diferencia entre el valor de adquisición de la inversión y el valor patrimonial proporcional de dicha inversión a la fecha de compra, los cuales son amortizados con cargo o abono a resultado en el plazo esperado de retorno de cada inversión, el cual no excede de 20 años.

A contar del 1 de enero de 2004, el Menor valor de inversión representa la diferencia entre el valor de adquisición de la inversión en empresas relacionadas y el valor justo de dicha inversión a la fecha de compra, el cual es amortizado con cargo o abono a resultado en el plazo esperado de retorno de cada inversión, el cual no excede de 20 años.

p) Impuesto a la renta e Impuestos diferidos

La Sociedad Matriz y sus filiales, reconocen sus obligaciones tributarias de acuerdo con disposiciones legales vigentes.

Los efectos de Impuestos diferidos originados por las diferencias entre el balance financiero y el balance tributario, se registran por todas las diferencias temporarias, considerando la tasa de impuesto que estará vigente a la fecha estimada de reverso, conforme a lo establecido en el Boletín Técnico Nro. 60 del Colegio de Contadores de Chile A.G. Los efectos derivados de los Impuestos diferidos existentes a la fecha de implementación del referido Boletín Técnico y no reconocidos anteriormente, se reconocen en resultados sólo a medida que las diferencias temporarias se reversen.

q) Cuentas por pagar

En este rubro se presentan aquellas obligaciones con proveedores, producto de operaciones comerciales de la Sociedad Matriz y sus filiales.

r) Provisiones

En este rubro se presentan, principalmente, provisiones de mantenimiento de aeronaves y motores, provisiones por contingencias, provisiones de gratificaciones, provisiones por vacaciones del personal cuyo costo es reconocido en el momento en que se devenga y provisiones por los costos asociados a la prestación de servicios correspondientes al Programa de pasajeros frecuentes Lan Pass, considerando los kilómetros acumulados al cierre de cada ejercicio y las condiciones establecidas en dicho programa.

Las provisiones de mantenimiento corresponden a las mantenciones programadas de aeronaves y motores, arrendados, determinadas sobre bases técnicas, de acuerdo a su utilización expresada en base a ciclos y horas de vuelo. Las mantenciones no programadas de las aeronaves y motores, son cargadas a resultado en el ejercicio en que son incurridas.

Los costos incurridos en el mantenimiento del fuselaje y motores de aeronaves propias, son capitalizados y depreciados hasta la próxima mantención.

s) Ingresos percibidos por adelantado

El monto expuesto en este rubro corresponde, principalmente, al reconocimiento de la obligación que se genera por la venta de pasajes durante cada ejercicio, cuyo servicio de vuelo se produce con posterioridad al cierre de los Estados Financieros. Los gastos por comisiones asociados a estas ventas, se presentan rebajando los Ingresos percibidos por adelantado.

t) Ingresos de la explotación

La Sociedad Matriz y sus filiales reconocen ingresos por concepto de transporte de pasajeros y carga una vez que el servicio ha sido prestado.

u) Contratos de derivados

Corresponden a contratos de cobertura de combustible, tasas de interés y moneda que se presentan valorizados a valor de mercado al cierre de cada ejercicio. Su tratamiento y clasificación contable se describe como sigue:

u.1) Contrato de cobertura de transacciones esperadas

El instrumento de cobertura se presenta a su valor justo y los cambios en dicho valor son reconocidos como resultado no realizado hasta su vencimiento, momento en el cual se reconocen como otros ingresos o egresos no operacionales, según corresponda.

u.2) Contrato de cobertura de partidas existentes

Tanto el instrumento financiero derivado como la partida protegida se valorizan al valor justo y el efecto neto de dicha valorización se reconoce en resultados no operacionales en caso de ser pérdida y se difiere en caso de ser utilidad.

v) Desarrollo de software computacional

Los desembolsos efectuados para el desarrollo de sistemas computacionales mediante el uso de recursos propios de la Sociedad Matriz y sus filiales, son cargados a resultado en el ejercicio en que se incurren.

w) Transacciones de venta con retroarrendamiento

La Sociedad Matriz ha efectuado operaciones de venta con retroarrendamiento, en calidad de vendedor - arrendatario. Esta operación reúne las características de un leasing operativo. La utilidad generada en dicha operación se ha diferido y al cierre de cada ejercicio se presenta bajo los rubros Ingresos percibidos por adelantado y Otros pasivos a largo plazo, amortizándose en el plazo de duración del contrato.

x) Estado de flujos de efectivo

Se ha considerado como efectivo equivalente aquellas inversiones que se efectúan como parte de la administración habitual de los excedentes de caja y que se pueden convertir rápidamente en montos de efectivo conocidos, existiendo la intención de efectuar dicha conversión en un plazo no superior a 90 días, con un riesgo mínimo de pérdida significativa de valor.

Bajo flujos originados por actividades de operación, se incluyen todos aquellos flujos de efectivo relacionados con el giro social, incluyendo además los intereses pagados, los ingresos financieros y, en general, todos aquellos flujos que no están definidos como de inversión o financiamiento. Cabe destacar que el concepto operacional utilizado en este estado, es más amplio que considerado en el Estado de Resultados Consolidado.

y) Costos de emisión de acciones

Corresponden a los costos relacionados con la emisión y colocación de acciones de pago incurridos por la Sociedad Matriz, y están compuestos por: comisiones de colocación, asesorías legales, revisiones contables, asesorías financieras, gastos imprenta y derechos de registro e inscripción. Estos costos han sido registrados en la cuenta Costos de emisión y colocación acciones, formando parte del Patrimonio, bajo el rubro Otras reservas.

z) Planes de compensación

Los planes de compensación implementados mediante el otorgamiento de opciones para la suscripción y pago de acciones, se han otorgado a partir del cuarto trimestre de 2007, se reconocen en los Estados Financieros, de acuerdo a lo establecido la Norma Internacional de Información Financiera Nº 2 “Pagos basados en acciones”, registrando el efecto del valor justo de opciones otorgadas con cargo a remuneraciones en forma lineal entre la fecha de otorgamiento de dichas opciones y la fecha en que estas alcancen el carácter de irrevocable.

Nota 03. Cambios contables

A contar del 1 de enero de 2008 se adoptó la política de capitalizar los gastos financieros asociados a los anticipos adquisición de aeronaves (intereses durante el período de fabricación), adoptando aquella norma contable obligatoria a contar del año 2009. Este cambio contable generó un efecto neto positivo en los resultados del ejercicio 2008 por MUS$ 26.539 El efecto acumulado del cambio al inicio del ejercicio ascendió a MUS$ 13.963 y se presenta en otros ingresos fuera de explotación.

Nota 04. Valores negociable

a) Composición del saldo

	Valor Contable
	2008	2007
Instrumentos	MUS$	MUS$

Bonos	8.580	22.428
Cuotas de fondos mutuos	129.846	125.524

Total Valores Negociables	138.426	147.952

b) Instrumentos de Renta Fija

				Valor Contable
						Valor de
	Fecha	Fecha	Valor Par	Monto		Mercado	Provisión
Instrumento	Compra	Vencimiento	MUS$	MUS$	Tasa	MUS$	MUS$

Bonos nacionales	08-06-2004	01-12-2009	322	283	4,66%	336	-

Bonos extranjeros	05-01-2007	25-10-2009	9.925	8.297	7,95%	8.681	-

Nota 05. Deudores de corto y largo plazo

a) Saldos

	Circulantes								
	Hasta 90 días		Mas de 90 hasta 1 año		Subtotal	Total Circulante (neto)		Largo plazo	
Rubro	2008 MUS$	2007 MUS$	2008 MUS$	2007 MUS$	2008 MUS$	2008 MUS$	2007 MUS$	2008 MUS$	2007 MUS$
Deudores por Ventas	279.315	284.747	10.454	10.733	289.769	275.690	279.471	-	-
Est.deud.incobrables					14.079				
Doctos. por cobrar	10.036	10.805	413	1.624	10.449	1.770	6.492	-	-
Est.deud.incobrables					8.679				
Deudores varios	51.647	51.313	109.462	131.025	161.109	161.109	182.338	11.200	12.171
Est.deud.incobrables					-				
Total deudores largo plazo								**11.200**	**12.171**

	Corto plazo				Largo plazo			
	2008		2007		2008		2007	
	MUS$	%	MUS$	%	MUS$	%	MUS$	%
a) Deudores por venta								
En Chile	75.284	27,31	98.828	35,36	-	-	-	-
En el exterior	200.406	72,69	180.643	64,64	-	-	-	-
Total	**275.690**	**100,00**	**279.471**	**100,00**	-	-	-	-
b) Documentos por cobrar								
En Chile	1.721	97,23	6.372	98,15	-	-	-	-
En el exterior	49	2,77	120	1,85	-	-	-	-
Total	**1.770**	**100,00**	**6.492**	**100,00**	-	-	-	-
c) Deudores varios								
Anticipo aviones (1)	93.399	57,97	120.906	66,31	-	-		-
VRG Linhas Aereas S.A. (2)	18.644	11,57	17.100	9,38	-	-		-
Anticipo a proveedores	17.782	11,04	10.850	5,95	-	-	-	-
Cuentas corrientes del personal	7.312	4,54	5.745	3,15	3.327	29,71	3.243	26,64
Ultramar Agencia Marítima Ltda. (3)	2.821	1,75	-	-	-	-	-	-
Florida West International Airways Inc. (4)	1.803	1,12	7.500	4,11	-	-	1.129	9,28
Deudores cobranding y Lan Pass	1.100	0,68	990	0,54	-	-	-	-
Cobertura de combustible por recuperar	-	-	7.534	4,13	-	-	-	-
Deudores por devolución de aviones (5)	-	-	1.942	1,07	7.626	68,09	7.627	62,67
Otros	18.248	11,33	9.771	5,36	247	2,20	172	1,41
Total	**161.109**	**100,00**	**182.338**	**100,00**	**11.200**	**100,00**	**12.171**	**100,00**

Los saldos de los rubros Deudores por venta y Documentos por cobrar, se presentan netos de provisión de deudores incobrables por MUS$ 14.079 y MUS$ 8.679 respectivamente (MUS$ 16.009 y MUS$ 5.937, respectivamente en 2007).

(1) Los montos de anticipos pagados a los fabricantes de aeronaves, son recuperados totalmente al momento de la recepción de las aeronaves. Además, en el caso de los anticipos pagados por los Boeing 767, éstos pueden ser recuperados antes de la recepción sólo a requerimiento de Lan Airlines S.A. (hasta el 50% de lo anticipado por cada aeronave).

(2) Cuentas por cobrar a VRG LINHAS AEREAS S.A. por financiamiento.

(3) Cuentas por cobrar a Ultramar Agencia Marítima Ltda. por MUS$ 2.821, producto de la venta de inversión de la filial Terminal de Exportación Internacional S.A. según se indica en Nota 12.

(4) Cuentas por cobrar a Florida West International Airways Inc. por MUS$ 1.803 (MUS$ 8.629 en 2007), reclasificada a este rubro producto de la venta de la participación en dicha compañía según se indica en Nota 12.

(5) Corresponde a costos asociados al mantenimiento relacionado con las horas de vuelo incurridas por el anterior operador de la aeronave, desde la última reparación hasta la recepción; mantenimiento que será realizado por la Sociedad Matriz y sus filiales. Estos importes se recuperarán de los arrendadores al término del contrato.

Nota 06. Saldos y transacciones con entidades relacionadas

a) Saldos

Documentos y cuentas por cobrar

		Corto plazo		Largo plazo
		2008	2007	2008	2007
RUT	Sociedad	MUS$ MUS$ MUS$ MUS$

56.080.790-2	Asamblea de Comuneros de Valle Escondido	-	55	-	-
9.259.640-0	Claudia Urrutia Urrutia	139	-	251	-
74.501.400-3	Club de Golf Valle Escondido	-	5	-	-
96.778.310-2	Concesionaria Chucumata S.A.	3	-	-	-
96.810.370-9	Inversiones Costa Verde Limitada	12	6	-	-
96.669.520-K	Red de Televisión Chilevisión S.A.	16	121	-	-
96.812.280-0	San Alberto S.A. y Filiales	29	29	-	-
78.005.760-2	Sociedad de Seguridad Aérea S.A.	905	-	-	-
96.718.470-5	Valle Escondido S.A.	-	10	-	-
87.752.000-5	Granja Marina Tornagaleones S.A.	13	-	-	-
Totales		1.117	226	251	-

Documentos y cuentas por pagar

		Corto plazo		Largo plazo
		2008	2007	2008	2007
RUT	Sociedad	MUS$ MUS$		MUS$	MUS$

96.921.070-3	Austral Sociedad Concesionaria S.A.	2	33	-	-
96.894.180-1	Bancard Inversiones Limitada	19	10	-	-
96.778.310-2	Concesionaria Chucumata S.A.	-	4	-	-
96.847.880-K	Lufthansa Lan Technical Training S.A.	255	259	-	-
96.888.630-4	Sociedad Concesionaria Aerosur S.A.	-	51	-	-
Extranjera	Inversora Aeronáutica Argentina	27	-	-
Totales		303	357	-	-

Los saldos por cobrar de corto plazo y largo plazo y por pagar de corto plazo consideran, principalmente, operaciones normales del giro y no devengan intereses

Nota 07. Existencias

Las existencias al 31 de diciembre de 2008 y 2007, valorizadas según lo descrito en Nota 2 h), incluyen los siguientes conceptos:

	2008	2007
	MUS$	MUS$

Repuestos y materiales	50.542	49.612
Existencias Duty Free	67	4.410

Total	50.609	54.022

Nota 08. Impuestos diferidos e impuesto a la renta

a) General

Al 31 de diciembre de 2008, la Sociedad Matriz presenta pérdida tributaria de MUS$ 8.704 (Utilidad tributaria de MUS$ 49.548 en 2007) y en algunas de sus filiales de MUS$ 40.300 (MUS$ 80.728 en 2007). Sin embargo, a la misma fecha algunas filiales del grupo presentan utilidad tributaria de MUS$ 46.470 (MUS$ 56.395 en 2007).

De acuerdo a lo anterior, y a la normativa vigente, se ha constituido provisión de impuesto a la renta por MUS$ 10.239 (MUS$ 18.106 en 2007), y provisión de impuesto único por MUS$ 70 (MUS$ 87 en 2007) los cuales se presentan netos de créditos al impuesto, bajo el rubro de Impuesto a la renta.

b) Impuestos diferidos

Conforme al criterio descrito en Nota 2 p), los saldos de impuestos diferidos se detallan en cuadro adjunto.

pages201-250.htm - Generated by SEC Publisher for SEC Filing

c) Impuesto a la renta

Bajo el gasto tributario corriente al 31 de diciembre de 2007, se registró crédito por impuesto de primera categoría absorbido del dividendo recibido de Transporte Aéreo S.A. y otros créditos por un monto de MUS$ 4.198.

Nota 09. Otros activos circulantes

La composición de este rubro es la siguiente:

(1) Corresponde a contratos de cobertura de combustible, tasas de interés y moneda. Las provisiones asociadas a dichos contratos se presentan dentro del rubro Otros pasivos circulantes.

Nota 10. Activos fijos

a) Activo Fijo

Los bienes del Activo Fijo se encuentran valorizados según lo descrito en Nota 2 j), k) y l) y su detalle es el siguiente:

El cargo a resultados, clasificado bajo Costos de explotación, por depreciación del ejercicio asciende a MUS $ 160.976 y en Gastos de administración y ventas asciende a MUS $ 13.929 (MUS $ 129.289 y MUS $ 14.507 respectivamente en 2007).

Por sus características, las existencias denominadas rotables, se presentan clasificadas en el ítem Motores y rotables. Los repuestos en existencias, cuyo período de consumo es superior a un año, se presentan clasificados en el rubro Otros activos fijos sin depreciarlos y netos de provisión de obsolescencia por MUS $ 10.246 al 31 de diciembre de 2008 (MUS $ 9.646 en 2007).

b) Activos en leasing

Los bienes del Activo fijo adquiridos bajo la modalidad de leasing financiero, se encuentran clasificados dentro del rubro Otros activos fijos, y corresponden a:

b.1) Con fecha 30 de septiembre de 2004, la Sociedad Matriz vendió su participación en los establecimientos permanentes Condor Leasing LLC e Eagle Leasing LLC, ambos dueños de un total de cinco aeronaves Boeing 767-300 (tres y dos, respectivamente), manteniéndose vigente el contrato de leasing financiero que ambas sociedades habían suscrito originalmente con Lan Airlines

S.A. por cada una de las mencionadas aeronaves.

b.2) Con fecha 30 de junio de 2006, la Sociedad Lan Cargo S.A., filial de Lan Airlines S.A., vendió su participación en el establecimiento permanente Seagull Leasing LLC, dueño de una aeronave Boeing 767-300F, manteniéndose vigente el contrato de leasing financiero que dicha sociedad había suscrito originalmente con Lan Cargo S.A. por la aeronave mencionada.

b.3) Con fecha 31 de marzo de 2007, la Sociedad Lan Cargo S.A., filial de Lan Airlines S.A., vendió su participación en el establecimiento permanente Bluebird Leasing LLC, dueño de dos aeronaves Boeing 767-300F, manteniéndose vigente los contratos de leasing financiero que dicha sociedad había suscrito originalmente con Lan Cargo S.A. por las aeronaves mencionadas.

c) Composición de la flota

Aeronaves de propiedad de la Sociedad Matriz y filiales:

(*) Arrendadas a Sky Services S.A.

(**) Arrendada a Aerovías de México S.A.

Aeronaves arrendadas:

Nota 11. Transacciones de venta con retroarrendamiento

La Sociedad, al cierre de los presentes Estados Financieros, posee un contrato de Venta con retroarrendamiento de fecha marzo 2002, en el cual actúa en calidad de vendedora - arrendataria, y su detalle es el siguiente:

Nota 12. Inversiones en empresas relacionadas

a) Valor patrimonial

La Sociedad Matriz posee influencia significativa en algunas coligadas cuyo porcentaje de participación es menor a un 20%, razón por la cual ha mantenido como método de valorización, el Valor Patrimonial Proporcional (V.P.P).

b) Información sobre inversiones en el exterior

La Sociedad Matriz y sus filiales, mantienen inversiones en sociedades extranjeras, las cuales no han realizado remesas de utilidades significativas al cierre de ambos ejercicios.

c) Información adicional

1.- Lan Pax Group S.A.

Con fecha 16 de diciembre de 2008, la Asamblea de Accionistas de Lan Argentina S.A. resolvió reducir el capital social en pesos argentinos por M$ 47.069 (MUS$ 15.562) absorbiendo parte de los resultados acumulados. Esta decisión fue tomada por encontrarse la Sociedad incluida dentro del artículo 206 de la Ley de Sociedades Comerciales. Por lo que el nuevo capital social al 31 de diciembre de 2008 asciende a pesos argentinos M$ 14.694 (MUS$ 4.389) .

Con fecha 20 de diciembre de 2007, en Asamblea extraordinaria de accionistas, se acuerda reducir el capital de la filial Lan Argentina S.A., reducción que se realiza en proporción a las tenencias accionarias de cada uno de los accionistas. El capital se conformaba por 11.068.484 acciones nominales, quedando reducidas a 6.176.253 acciones nominales.

Con fecha 28 de agosto de 2007, la filial Lan Pax Group S.A. participó de un aumento de capital en Inversora Cordillera S.A., por MUS$ 18.526, aumentando su porcentaje de participación de un 80% a un 90,52%. Esta operación generó un menor valor por MUS$ 1.755.

2.- Lan Cargo S.A.

Con fecha 31 de diciembre de 2008 fue acordada la disolución de la sociedad South Florida Air Cargo Inc. filial de Lan Cargo S.A. . La disolución originó el reverso de la Provisión de patrimonio negativo por MUS$ 3.802.

Con fecha 22 de diciembre de 2008, la sociedad Blue Express Intl S.A., filial de Lan Cargo S.A., realizó una distribución de dividendos definitivos por un monto de MUS$ 61 y una distribución de dividendos provisorios por un monto de MUS$ 1.045.

Con fecha 7 de agosto de 2008, Lan Cargo S.A. e Inversiones Lan S.A. vendieron la totalidad de las acciones que poseían de la Sociedad de Seguridad Aérea S.A. Esta venta generó una utilidad de MUS$ 133.

Con fecha 24 de julio de 2008, se constituyó la Sociedad Línea Aérea Carguera de Colombia S.A., donde las filiales Lan Cargo Inversiones S.A., tiene una participación de un 94,9% equivalente a MUS$ 664, Fast Air Almacenes de Carga S.A. una participación de un 1,6% equivalente a MUS$ 11 y Transporte Aéreo S.A. tienen una participación de un 0,3% equivalente a MUS$ 2.

Con fecha 2 de julio de 2008, las autoridades aeronáuticas de Colombia autorizaron la creación de una nueva filial de Lan Cargo S.A. en ese país.

A partir de esa fecha se inició la certificación operacional y técnica de la compañía, proceso que se extenderá por un plazo de aproximadamente seis meses. De este modo, la nueva filial estima comenzar sus operaciones en el primer trimestre de 2009.

Con fecha 7 de mayo de 2008, la sociedad Lan Courier S.A, filial de Lan Cargo S.A. cambia su razón social a Blue Express Intl S.A.

Con fecha 11 de abril de 2008, la filial Lan Cargo S.A. realizó una distribución de dividendos por un monto de MUS$ 42.146.

Con fecha 10 de Abril de 2008, la sociedad Transporte Aéreo S.A. filial de Lan Cargo S.A., acordó que los dividendos provisorios repartidos el 17 de diciembre de 2007 toman el carácter de dividendos definitivos.

Con fecha 2 de enero de 2008, Lan Cargo S.A. e Inversiones Lan S.A. vendieron la totalidad de las acciones que poseían de la sociedad Terminal de Exportación Internacional S.A. Esta venta generó una utilidad de MUS$ 1.636.

Con fecha 20 de diciembre de 2007, la Sociedad Air Cargo Limited, filial de Lan Cargo Overseas Limited., vendió el total de la participación que mantenía en la Sociedad Florida West International Airways Inc., operación que generó una utilidad de MUS$ 1.128.

Con fecha 20 de diciembre de 2007, fue autorizada por la División de Corporaciones del Estado de Delaware la disolución de la sociedad LanLogistics, Corp., filial de Lan Cargo S.A.

Con fecha 17 de diciembre de 2007, la sociedad Transporte Aéreo S.A. filial de Lan Cargo S.A., realizó una distribución de dividendos provisorios por un monto total de MUS$ 41.000.

Con fecha 16 de mayo de 2007, la filial LanLogistic, Corp. filial de Lan Cargo S.A., vendió el total de la participación que mantenía en las sociedades Skyworld International Couriers, Inc. y Lanbox, Inc.; y con fecha 30 de abril de 2007 la participación en All Cargo Net, operaciones que generaron una pérdida de MUS$ 4.252.

Con fecha 27 de abril de 2007, la filial Lan Cargo S.A. realizó una distribución de dividendos por un monto de MUS$ 30.866.

3.- Lan Perú S.A.

En mayo de 2008, la filial Lan Perú S.A. realizó una distribución de dividendos por un monto de MUS$ 681 a Lan Airlines S.A. y MUS$ 292 a Inversiones Aéreas S.A.

En mayo de 2008, la filial Lan Perú S.A. realizó un aumento de capital social, producto de la capitalización de utilidades por un monto de MUS$ 611.

En mayo de 2007, la filial Lan Perú S.A. realizó una distribución de dividendos por un monto de MUS$ 769 a Lan Airlines S.A. y MUS$ 329 a Inversiones Aéreas S.A.

4.- Sistemas de Distribución Amadeus Chile S.A.

Con fecha 6 de mayo de 2008, Lan Airlines S.A. y su filial indirecta Transporte Aéreo S.A. venden la totalidad de las acciones de la sociedad Sistemas de Distribución Amadeus Chile S.A., correspondiente a 827 acciones a Amadeus IT Group S.A. y 1 acción a Amadeus América S.A. Esta venta generó una utilidad de MUS$ 1.082. El precio de venta de la Sociedad fue de MUS$ 1.602.

5.- Lan Cargo Inversiones S.A. (Ex - Línea Aérea Nacional S.A.)

Con fecha 22 de abril de 2008, la filial indirecta Línea Aérea Nacional S.A. cambia su razón social a Lan Cargo Inversiones S.A.

6.- Lan Card S.A.

Con fecha 30 de diciembre de 2008, Lan Airlines S.A. vendió la totalidad de las acciones de la sociedad Lan Card S.A. a su filial Inversiones Lan S.A. por MUS$ 99.

7.- Inmobiliaria Aeronáutica S.A.

Con fecha 22 de diciembre de 2008, la sociedad Inmobiliaria Aeronáutica S.A. realizó una distribución de dividendos definitivos por un monto total de MUS$ 5.000.

8.- Lan Chile Investments Limited.

Con fecha 31 de diciembre de 2008, fue acordada la disolución de la sociedad Líneas Aéreas de Navegación Dominicana S.A. La disolución originó el reverso de la Provisión de patrimonio negativo por MUS$ 3.805.

En el mes de octubre de 2008, se efectúo el cierre de la filial Trinery S.A. ante la Intendencia de Compañías en Guayaquil.

d) Detalle de las inversiones

Nota 13. Menor y Mayor valor de inversiones

a) Menor valor de inversiones

1.- Con fecha 16 de mayo de 2007, la filial de Lan Cargo S.A., LanLogistics, Corp. efectuó la venta del total de la participación que mantenía en las sociedades Skyworld International Couriers, Inc. y Lan Box, Inc., liquidándose por este motivo los Menores valores de inversión que LanLogistics, Corp. había reconocido en la compra de estas inversiones. Al dejar de consolidar con estas Sociedades, ya no se presenta el Mayor valor de inversión originado por la compra de Choice Air Courier del Perú S.A. por Skyworld International Couriers, Inc.

2.- Con fecha 20 de diciembre de 2007, la Sociedad Air Cargo Limited, filial de Lan Cargo Overseas vendió el total de la participación que mantenía en la Sociedad Florida West International Airways Inc., liquidándose por este motivo, durante el ejercicio 2008, el menor valor que Lan Cargo Overseas había reconocido por la compra de la inversión en Air Cargo Limited.

Nota 14. Intangibles

Los Intangibles al 31 de Diciembre de 2008 y 2007 valorizados, según lo descrito en Nota 2 m), incluye los siguientes conceptos:

El cargo a resultados por amortización del ejercicio asciende a MUS$ 7.822 (MUS$ 6.384 en 2007)

Nota 15. Otros (Activos)

La composición de este rubro es la siguiente:

(1) Corresponden, principalmente, a anticipos por compra de aeronaves. De acuerdo con las condiciones pactadas, estos importes serán recuperados al momento de la recepción de las aeronaves. Los valores de corto plazo, se incluyen en rubro Deudores varios, según se indica en Nota 5 c).

(2) Corresponde a contratos de cobertura de combustible y de tasas de interés.

(3) Estos valores se presentan netos de provisión por ajuste a valor de mercado por MUS$ 13.007 (MUS$ 2.186 en 2007).

Nota 16. Obligaciones con bancos e instituciones financieras a corto plazo

Largo plazo-corto plazo

Porcentaje obligaciones moneda extranjera (%) 100,00 Porcentaje obligaciones moneda nacional (%) -

Nota 17. Otros pasivos circulantes

La composición de este rubro es la siguiente:

(1) Corresponde a contratos de cobertura de combustible, tasas de interés y moneda.

Nota 18. Obligaciones con bancos e instituciones financieras largo plazo

Porcentaje obligaciones moneda extranjera (%) 100,00 Porcentaje obligaciones moneda nacional (%) -

Nota 19. Provisiones y castigos

a) Provisiones

La composición de este rubro, que se encuentra valorizado según se indica en Nota 2 r), es la siguiente:

b) Castigos

Los castigos efectuados al 31 de diciembre de 2008 y 2007, son los siguientes:

	2008	2007
	MUS$	MUS$

Deudores incobrables	2.905	7.862
Obsolescencia de repuestos y rotables	1.441	849
Total	4.346	8.711

Ambos castigos se efectuaron con cargo a provisiones.

(1) Provisión constituida por los procesos que son llevados a cabo por la Comisión Europea, por eventuales infracciones a la libre competencia en el mercado de carga aérea

Nota 20. Otros pasivos a largo plazo

El detalle de los Otros pasivos a largo plazo es el siguiente:

(1) La porción de corto plazo ascendente a MUS$ 63.654 (MUS$ 61.960 en 2007) se presenta dentro del rubro Obligaciones largo plazo con vencimiento dentro de un año.

(2) Corresponde a contratos de cobertura de combustible y de tasas de interés.

(3) Con fecha 22 de agosto de 2002, Lan Airlines S.A. celebró un contrato de Securitización con la empresa Pelican Finance Ltd. por un monto original de MUS$ 40.000, acordando ceder y vender en Estados Unidos de Norteamérica, los derechos que le corresponden de cobrar y percibir respecto de ciertos emisores de tarjetas de crédito, provenientes de ventas futuras de pasajes efectuadas con tarjetas de crédito de dicho país. La cesión de tales derechos autoriza al adquirente al recupero de la inversión entre los años 2006 y 2009, con un rendimiento financiero de 6,96% anual.

Los desembolsos por el contrato anteriormente descrito se encuentran reflejados en el ítem Otros desembolsos por financiamiento, en el Estado Consolidado de Flujos de Efectivo (Nota 27).

Respecto del Estado de Resultados Consolidado, los intereses devengados se encuentran reflejados bajo el rubro Gastos financieros, presentados dentro del resultado fuera de la explotación.

La porción de corto plazo ascendente a MUS$ 6.753 (MUS$ 12.826 en 2007) se presenta dentro del rubro Obligaciones largo plazo con vencimiento dentro de un año.

Nota 21. Interés minoritario

El detalle del interés minoritario tanto en el pasivo como en el resultado, es el siguiente:

Nota 22 Cambios en el patrimonio

a) Aumento de capital

En Junta Extraordinaria de Accionistas de la Sociedad Matriz celebrada el 5 de abril de 2007, se acordó un aumento de capital social mediante la emisión de 22.090.910 acciones de pago, de iguales características a las existentes, de las cuales al 31 diciembre de 2008, han sido suscritas y pagadas 19.881.819 acciones equivalentes a MUS$ 319.141.

b) Opción de acciones para planes de compensación

En Junta Extraordinaria de Accionistas de la Sociedad Matriz celebrada el 5 de abril de 2007 se acordó un plan de compensaciones para los ejecutivos de la Compañía, mediante el otorgamiento de opciones para la suscripción de acciones. Para estos efectos destinó un 10% de las acciones representativas del aumento de capital aprobado en esa fecha.

Con fecha 17 de mayo de 2007 el Directorio de la Sociedad Matriz, acordó otorgar a un grupo de ejecutivos la opción para suscripción de un total de 2.209.091 opciones de acciones, al valor de colocación fijado para este efecto, esto es US$ 16,11208 por cada una de ellas. Este otorgamiento ha sido formalizado a través de la celebración de contratos de opciones para suscripción de acciones, de acuerdo a las proporciones que se muestran en el siguiente calendario de devengamiento y que dice relación con la condición de permanencia del ejecutivo a esas fechas para el ejercicio de las opciones:

Porcentaje	Periodo
30%	Desde el 1/Julio/2009
30%	Desde el 1/Julio/2010
40%	Desde el 1/Julio/2011

De acuerdo a lo descrito en Nota 2 z), estas opciones han sido valorizadas y registradas de acuerdo al valor justo a la fecha de otorgamiento, determinado a través del método “Black-Sholes-Merton”.

El valor justo determinado, el cual ascendió a MUS$ 4.202, es registrado con cargo a remuneraciones y abono a otras reservas, en forma lineal durante el período del otorgamiento de las opciones y la fecha en que éstas alcancen el carácter de irrevocable.

Al 31 de diciembre de 2008 se encontraban firmados contratos por un total de 1.604.000 opciones de acciones.

c) Dividendos

En Sesión Ordinaria de Directorio de la Sociedad Matriz celebrada el 23 de diciembre de 2008, se acordó el reparto de un dividendo provisorio de US$ 0,30993 por acción con cargo a los resultados del ejercicio 2008. Al 31 de diciembre de 2008, este monto se presenta en el rubro dividendos por pagar, los cuales serán cancelados durante el mes de enero de 2009.

En Sesión Ordinaria de Directorio de la Sociedad Matriz celebrada el 29 de julio de 2008, se acordó el reparto de un dividendo provisorio de US$ 0,28568 por acción con cargo a los resultados del ejercicio 2008, los cuales se cancelaron en el mes de agosto de 2008.

En Junta Ordinaria de Accionistas de la Sociedad Matriz celebrada el 10 de abril de 2008, se acordó el reparto de dividendos definitivos con cargo a los resultados del ejercicio 2007, de US$ 0,63705 por acción, imputando a dicha suma los dividendos provisorios repartidos en los meses de agosto de 2007 y enero de 2008, de US$ 0,26596 por acción y de US$ 0,35389 por acción respectivamente, quedando por pagar US$ 0,01720 por acción, los cuales se cancelaron durante el mes de mayo de 2008.

En Sesión Ordinaria de Directorio de la Sociedad Matriz celebrada el 21 de diciembre de 2007, se acordó el reparto de un dividendo provisorio de US$ 0,35389 por acción con cargo a los resultados del ejercicio 2007. Al 31 de diciembre de 2007, este monto se presenta en el rubro dividendos por pagar, los cuales se cancelaron durante el mes de enero de 2008.

En Sesión Ordinaria de Directorio de la Sociedad Matriz celebrada el 31 de julio de 2007, se acordó el reparto de un dividendo provisorio de US$ 0,26596 por acción con cargo a los resultados del ejercicio 2007, los cuales se cancelaron durante el mes de agosto 2007.

En Junta Ordinaria de Accionistas de la Sociedad Matriz celebrada el 5 de abril de 2007, se acordó el reparto de dividendos definitivos con cargo a los resultados del ejercicio 2006 de US$ 0,52965 por acción, imputando a dicha suma los dividendos provisorios repartidos en los meses de julio y diciembre de 2006 de US$ 0,15071 por acción y de US$ 0,21256 por acción, respectivamente, quedando por pagar US$ 0,16638 por acción, los cuales se cancelaron durante el mes de abril de 2007.

El valor libro de la acción al cierre del ejercicio alcanza la suma de US$ 3,2999 (US$ 2,9164 al 31 de diciembre de 2007).

d) Otras reservas

El saldo del rubro Otras reservas, al cierre de cada ejercicio, se compone como sigue:

(1) Ver Nota 26.

Nota 23. Otros ingresos y egresos fuera de la explotación

El detalle de los Otros ingresos y egresos fuera de la explotación es el siguiente:

a) Otros ingresos fuera de la explotación

b) Otros egresos fuera de la explotación

(1) Cuentas por pagar por el acuerdo alcanzado con el Departamento de Justicia USA, en relación con la investigación en ese país por infracciones a la normativa sobre libre competencia en el mercado de carga aérea.

(2) Provisión constituida por los procesos que son llevados a cabo por la Comisión Europea, por eventuales infracciones a la libre competencia en el mercado de carga aérea.

Nota 24. Corrección monetaria

Nota 25. Diferencias de cambio

Moneda	2008 MUS$	2007 MUS$
Activos (Cargos) / Abonos			
Disponible	Euro	188	105
Disponible	Real brasileño	(971)	(31)
Disponible	Peso argentino	(16)	(135)
Disponible	Peso mexicano	(352)	(36)
Disponible	$ No reajustable	3.000	(4.346)
Disponible	Otras monedas	(77)	(53)
Depósitos a plazo	$ Reajustable	1.060	5.906
Depósitos a plazo	Otras monedas	(281)	(14)
Valores negociables	Euro	-	9
Valores negociables	$ Reajustable	(2.616)	57
Valores negociables	Otras monedas	(1.805)	(31)
Deudores por venta	Peso colombiano	1.372	(68)
Deudores por venta	Euro	2.676	4.958
Deudores por venta	Real brasileño	(1.298)	1.456
Deudores por venta	Peso argentino	(686)	(161)
Deudores por venta	Dólar australiano	2.728	(554)
Deudores por venta	$ No reajustable	(6.040)	2.541
Deudores por venta	Otras monedas	587	592
Documentos por cobrar	Peso colombiano	(18)	-
Documentos por cobrar	$ No reajustable	(507)	37
Documentos por cobrar	Otras monedas	(118)	85
Deudores varios	$ No reajustable	(3.915)	957
Deudores varios	$ Reajustable	(177)	659
Deudores varios	Otras monedas	2.770	2.621
Impuestos por recuperar	Real brasileño	(1.366)	382
Impuestos por recuperar	Peso argentino	(646)	(217)
Impuestos por recuperar	Peso mexicano	(3.231)	(129)
Impuestos por recuperar	$ Reajustable	(6.339)	1.680
Impuestos por recuperar	Otras monedas	(3.425)	233
Gastos pagados por anticipado	$ No reajustable	(32)	3
Gastos pagados por anticipado	Otras monedas	(67)	33
Impuesto diferido	Peso mexicano	(30)	(10)
Impuesto diferido	Nuevo sol	(364)	77
Impuesto diferido	Otras monedas	1	-
Otros activos circulantes	Real brasileño	(143)	-
Otros activos circulantes	$ No reajustable	1.016	(455)
Otros activos circulantes	$ Reajustable	(14)	12
Otros activos circulantes	Otras monedas	(67)	24
Inversiones empresas relacionadas	$ No reajustable	(3.095)	1.351
Inversiones empresas relacionadas	Otras monedas	298	278
Inversión en otras sociedades	$ Reajustable	(84)	84
Menor valor inversiones	Peso argentino	(39)	(17)
Deudores a largo plazo	$ Reajustable	(379)	415
Otros	$ No reajustable	(60)	(16)
Otros	$ Reajustable	(8)	9
Otros	Otras monedas	(80)	36
Total (Cargos) Abonos		**(22.650)**	**18.327**

Moneda	2008	2007
		MUS$	MUS$
Pasivos (Cargos) / Abonos			
Obligaciones con bancos e instituciones financieras a corto plazo	Peso argentino	-	55
Obligaciones con bancos e instituciones financieras largo plazo con vencimiento dentro de un año	$ No reajustable	-	(1)
Dividendos por pagar	$ Reajustable	12	(12)
Cuentas por pagar	Euro	(83)	(98)
Cuentas por pagar	Real brasileño	1.662	(241)
Cuentas por pagar	Peso argentino	(961)	32
Cuentas por pagar	Peso mexicano	395	29
Cuentas por pagar	Nuevo sol	424	(572)
Cuentas por pagar	$ No reajustable	11.674	(6.931)
Cuentas por pagar	Otras monedas	(562)	(1.205)
Documentos por pagar	Otras monedas	-	1
Acreedores varios	$ No reajustable	1	(28)
Documentos y cuentas por pagar Empresas Relacionadas	$ No reajustable	1.822	(464)
Documentos y cuentas por pagar Empresas Relacionadas	Otras monedas	758	(294)
Provisiones	Real brasileño	567	(302)
Provisiones	Peso argentino	(216)	-
Provisiones	$ No reajustable	1.284	(554)
Provisiones	Otras monedas	652	(4)
Retenciones	Peso argentino	(79)	(13)
Retenciones	$ No reajustable	(1.188)	(1.278)
Retenciones	$ Reajustable	103	(316)
Retenciones	Otras monedas	(418)	(305)
Impuesto a la renta	Peso mexicano	(4)	4
Impuesto a la renta	$ No reajustable	(53)	-
Impuesto a la renta	Otras monedas	137	(73)
Ingresos percibidos por adelantado	$ No reajustable	(11.975)	12.690
Ingresos percibidos por adelantado	Otras monedas	9.959	(1.722)
Otros pasivos circulantes	Real brasileño	256	-
Otros pasivos circulantes	$ No reajustable	59	(10)
Otros pasivos circulantes	Otras monedas	2	(19)
Provisiones largo plazo	Real brasileño	177	(200)
Provisiones largo plazo	$ No reajustable	1.449	(412)
Provisiones largo plazo	Otras monedas	119	(24)
Impuesto diferido a largo plazo	Nuevo sol	(10)	26
Impuesto diferido a largo plazo	Otras monedas	(1.212)	(367)
Otros pasivos largo plazo	Otras monedas	33	(19)
Total (Cargos) Abonos		**14.784**	**(2.627)**
(Pérdida) Utilidad por Diferencia de cambio		**(7.866)**	**15.700**

Nota 26. Gastos de emisión y colocación de títulos accionarios y de títulos de deuda

El detalle de los gastos de emisión y colocación de acciones, incurridos por la Sociedad Matriz, al 31 de diciembre de cada año y registrados según lo descrito en Nota 2 y), es el siguiente:

Estos costos se encuentran contabilizados en una cuenta patrimonial clasificada en el rubro Otras reservas, denominada Costos de emisión y colocación de acciones.

De acuerdo a lo establecido en circular Nro. 1.736 de la Superintendencia de Valores y Seguros, en la próxima Junta Extraordinaria de Accionistas que celebre la Sociedad Matriz, la cuenta Costos de emisión y colocación de acciones deberá ser deducida del Capital pagado.

Nota 27. Estado de flujo de efectivo

El detalle de Otros desembolsos por financiamiento es el siguiente:

(1) Ver Nota 9.

(2) Ver Nota 20.

De las causas mencionadas anteriormente, en atención al estado procesal de ellas y/o el improbable evento de obtener sentencia contraria en dichos juicios, al 31 de diciembre de 2008 se ha estimado en cada caso que no corresponde la constitución de provisión alguna, sin perjuicio de una provisión no operacional de US$ 25 millones, que se relaciona con la actual investigación global llevada a cabo en la Unión Europea sobre una posible infracción a la normativa de libre competencia con relación a la fijación de precios del sobrecargo de combustible y de otros cobros, que involucra a un amplio número de aerolíneas internacionales de carga -entre ellas Lan Cargo S.A., filial de carga de Lan Airlines S.A.- en los mercados de transporte de carga aérea de Europa.

b) Contingencias y Compromisos

b.1) Existen los siguientes contratos de arrendamiento de aeronaves:

(1) Corresponde a dos aeronaves Boeing 777-Freighter, contrato firmado con Celestial Aviation Trading 39 Limited el 30 de abril de 2007 y serán recepcionados en abril y mayo de 2009.

(2) Corresponde a seis aeronaves Boeing 787 Dreamliner, según contrato firmado con Internacional Lease Finance Corporation (ILFC) el 16 de agosto de 2007, y que serán recepcionadas, dos el primer trimestre de 2014, dos el tercer trimestre de 2014, una el primer trimestre de 2015 y una el segundo trimestre de 2016.

Los montos de arriendos anuales comprometidos por contratos de aeronaves y motores ascienden a: MUS$ 161.458 / Año 2009; MUS$ 159.926 / Año 2010; MUS$ 149.306 / Año 2011; MUS$ 136.578 / Año 2012; MUS$ 89.559 / Año 2013; MUS$ 652.076 / Año 2014 y siguientes.

b.2) Compromisos

Airbus

Con fecha 4 de octubre de 2005, la Sociedad Matriz suscribió con Airbus S.A.S. una modificación al contrato de compra de aeronaves de fecha 20 de marzo de 1998, en virtud del cual se acordó la compra de nuevas aeronaves de la familia A320, esto es, modelos A320, A319 y A318. En virtud de esta nueva modificación, el total de aeronaves Airbus de la familia A320 para entrega en los años 2006, 2007, 2008 y 2009 es de 32, con la opción de compra de 15 aeronaves adicionales. El valor total aproximado asciende a MUS$ 960.000.

Con fecha 6 de marzo de 2007, la Sociedad Matriz ejerció el derecho de adquirir 15 aeronaves Airbus de la familia A320 con entrega entre el 2010 y el 2011. El valor total aproximado de esta transacción asciende a MUS$ 600.000.

Al 31 de diciembre del 2008, producto de los distintos contratos de compra con Airbus S.A.S., resta por recibir 18 aeronaves Airbus de la familia A320, con entrega entre enero del 2009 y diciembre del 2011.

Boeing

Con fecha 31 de marzo de 2006, la Sociedad Matriz suscribió con The Boeing Company, un contrato de compra de 3 aeronaves 767-300ER, las dos primeras fueron recepcionadas durante el presente año, y la última será recibida durante el primer trimestre de 2009.

Con fecha 14 de diciembre de 2006, la Sociedad Matriz suscribió con The Boeing Company, un contrato de compra de 3 aeronaves 767-300ER. La entrega está programada para el año 2009.

Con fecha 3 de julio de 2007, la Sociedad Matriz suscribió con The Boeing Company, un contrato de compra de 2 aeronaves 777-Freighter. La entrega está programada para los años 2011 y 2012.

Con fecha 29 de octubre de 2007, la Sociedad Matriz suscribió con The Boeing Company, un contrato de compra de 26 aeronaves 787 Dreamliner de pasajeros, con la opción de compra de 15 aeronaves adicionales. La entrega está programada entre los años 2014 y 2019.

Con fecha 10 de noviembre de 2008, la Sociedad Matriz suscribió con The Boeing Company, un contrato de compra de 4 aeronaves 767-300ER a ser entregados durante el año 2012, con la opción de compra de 2 aeronaves adicionales.

Al 31 de diciembre de 2008, producto de los distintos contratos de compra con The Boeing Company anteriormente descritos, resta por recibir un total de 8 aeronaves 767-300, 2 aeronaves 777-Freighter y 26 aeronaves 787 Dreamliner por un monto total aproximado de MUS$ 4.150.000.

c) Restricciones

c.1) En relación con los diversos contratos celebrados por Lan Airlines S.A. para el financiamiento de aeronaves Boeing 767 que cuentan con la garantía del Export - Import Bank de los Estados Unidos de Norteamérica, se han establecido límites a algunos indicadores financieros de la Sociedad Matriz, en base consolidada. Por otra parte y relacionado con estos mismos contratos, se establecen restricciones a la gestión de la Sociedad en términos de composición accionaria y disposición de activos. Adicionalmente, en relación a los diversos contratos celebrados por su filial Lan Cargo S.A. para el financiamiento de aeronaves Boeing 767 que cuentan con la garantía del Export-Import Bank de los Estados Unidos de Norteamérica, se han establecido restricciones a la gestión de la Sociedad Matriz y de su filial Lan Cargo S.A., en términos de composición accionaria y disposición de activos.

c.2) En relación con el contrato de Securitización, celebrado con Pelican Finance Ltd., en agosto de 2002, se han establecido restricciones a la gestión de la Sociedad Matriz en términos de disponer de Cuentas por cobrar similares a las enajenadas.

c.3) En relación con los diversos contratos celebrados por Lan Airlines S.A. para el financiamiento de aeronaves Airbus A320 que cuentan con la garantía de las Export Credit Agencies Europeas, se han establecido límites a algunos indicadores financieros de la Sociedad. Por otra parte, y relacionado con estos mismos contratos, se establecen restricciones a la gestión de la Sociedad, en términos de composición accionaria y disposición de activos.

e) Garantías indirectas

f) Otras contingencias

Nota 30. Cauciones

(1) Ver Nota 17.

Nota 31. Moneda nacional y extranjera

Activo

Rubro	Moneda	2008 MUS$	2007 MUS$
Activos Circulantes			
Disponible	Dólar	4.693	5.625
Disponible	$ No reajustable	2.886	3.088
Disponible	Real brasileño	2.155	322
Disponible	Euro	1.732	705
Disponible	Peso argentino	1.110	602
Disponible	Otras monedas	3.131	1.164
Depósitos a plazo	Dólar	106.995	150.518
Depósitos a plazo	$ Reajustable	104.423	132.400
Depósitos a plazo	Peso argentino	2.399	602
Depósitos a plazo	Otras monedas	42.064	25.065
Valores negociables	Dólar	110.075	133.520
Valores negociables	$ Reajustable	17.623	10.422
Valores negociables	Peso argentino	4.726	2.416
Valores negociables	Euro	4.321	1.594
Valores negociables	Otras monedas	1.681	-
Deudores por venta	Dólar	145.737	159.770
Deudores por venta	$ No reajustable	54.690	49.850
Deudores por venta	Euro	33.226	16.613
Deudores por venta	Peso argentino	15.234	13.347
Deudores por venta	Real brasileño	11.065	14.203
Deudores por venta	Dólar australiano	6.745	6.476
Deudores por venta	Peso colombiano	3.317	11.001
Deudores por venta	Otras monedas	5.676	8.211
Documentos por cobrar	$ No reajustable	804	5.513
Documentos por cobrar	Euro	518	408
Documentos por cobrar	Real brasileño	179	183
Documentos por cobrar	$ Reajustable	54	64
Documentos por cobrar	Dólar	11	1
Documentos por cobrar	Peso argentino	-	51
Documentos por cobrar	Otras monedas	204	272
Deudores varios	Dólar	141.896	167.725
Deudores varios	$ No reajustable	7.253	4.866
Deudores varios	$ Reajustable	3.603	3.446
Deudores varios	Real brasileño	2.873	1.577
Deudores varios	Euro	1.311	1.424
Deudores varios	Peso argentino	1.211	1.066
Deudores varios	Nuevo sol	1.043	533
Deudores varios	Otras monedas	1.919	1.701
Documentos y cuentas por cobrar EE.RR.	$ No reajustable	949	197
Documentos y cuentas por cobrar EE.RR.	Dólar	168	29
Existencias	Dólar	50.440	53.712
Existencias	$ Reajustable	86	66
Existencias	Otras monedas	83	244
Impuestos por recuperar	Dólar	26.469	29.095
Impuestos por recuperar	Peso argentino	15.790	13.969
Impuestos por recuperar	$ Reajustable	10.824	11.222
Impuestos por recuperar	Peso Mexicano	9.343	9.107
Impuestos por recuperar	Real Brasileño	4.611	2.809
Impuestos por recuperar	Otras Monedas	4.976	2.421
Gastos pagados por anticipado	Dólar	12.819	12.404
Gastos pagados por anticipado	$ No reajustable	55	114
Gastos pagados por anticipado	Otras Monedas	472	431
Impuestos diferidos	Dólar	4.609	3.959
Impuestos diferidos	Nuevo Sol	1.329	-

Rubro	Moneda	2008 MUS$	2007 MUS$
Impuestos diferidos	Peso mexicano	393	428
Impuestos diferidos	$ Reajustable	214	237
Otros activos circulantes	Dólar	357.730	11.605
Otros activos circulantes	Euro	192	243
Otros activos circulantes	$ No reajustable	121	74
Otros activos circulantes	$ Reajustable	79	93
Otros activos circulantes	Otras monedas	696	1.025
Activos Fijos			
Terrenos	Dólar	22.634	10.739
Terrenos	Nuevo sol	3.763	3.685
Construcción y obras de infraestructura	Dólar	67.284	66.027
Construcción y obras de infraestructura	Nuevo sol	2.348	1.804
Construcción y obras de infraestructura	$ Reajustable	1.900	4.172
Construcción y obras de infraestructura	Peso argentino	1.512	1.433
Construcción y obras de infraestructura	Real brasileño	697	800
Construcción y obras de infraestructura	Peso mexicano	337	454
Construcción y obras de infraestructura	Otras monedas	4	-
Maquinarias Y Equipos	Dólar	2.531.415	1.795.839
Maquinarias Y Equipos	Peso argentino	17.733	1.484
Maquinarias Y Equipos	Nuevo sol	1.970	1.706
Maquinarias Y Equipos	$ Reajustable	1.382	750
Maquinarias Y Equipos	Real brasileño	929	451
Maquinarias Y Equipos	Peso mexicano	165	287
Maquinarias Y Equipos	Otras monedas	20	40
Otros Activos Fijos	Dólar	437.903	460.623
Otros Activos Fijos	Peso argentino	510	529
Otros Activos Fijos	Nuevo sol	479	485
Otros Activos Fijos	$ Reajustable	140	181
Otros Activos Fijos	Peso mexicano	123	-
Otros Activos Fijos	Real brasileño	116	110
Otros Activos Fijos	Otras monedas	4	6
Otros Activos			
Inversiones empresas relacionadas	$ No reajustable	1.187	1.482
Inversión en otras sociedades	Dólar	506	506
Inversión en otras sociedades	$ Reajustable	-	1.301
Menor valor inversiones	Dólar	31.922	35.453
Menor valor inversiones	Peso argentino	490	569
Deudores a largo plazo	Dólar	7.635	8.799
Deudores a largo plazo	$ Reajustable	3.326	3.243
Deudores a largo plazo	Peso mexicano	239	129
Documentos y cuentas por cobrar EE.RR largo plazo	Dólar	251	-
Intangibles	Dólar	28.562	25.106
Intangibles	$ No reajustable	-	962
Intangibles	Otras monedas	2	-
Otros	Dólar	385.331	381.824
Otros	Peso argentino	559	412
Otros	$ No reajustable	306	26
Otros	$ Reajustable	67	79
Otros	Otras monedas	79	418
Total Activos			
	Dólar	4.475.085	3.512.879
	$ No reajustable	68.251	66.172
	Real brasileño	22.625	20.455
	Euro	41.300	20.987
	Peso argentino	61.274	36.480
	Otras monedas	61.011	40.998
	$ Reajustable	143.721	167.676
	Dolar australiano	6.745	6.476
	Peso colombiano	3.317	11.001
	Nuevo sol	10.932	8.213
	Peso mexicano	10.600	10.405

Nota 32. Sanciones

a) De la Superintendencia de Valores y Seguros

Por Resolución Exenta Nº 306, de fecha 6 de julio de 2007, la Superintendencia de Valores y Seguros aplicó a don Juan José Cueto Plaza, director de Lan Airlines S.A., una multa de 1.620 Unidades de Fomento, al concluir que constituye infracción a la parte final del inciso primero del artículo 165 de la Ley Nº 18.045, el haber efectuado compras de la acción de Lan Airlines S.A. en conocimiento de los Estados Financieros al 30 de junio de 2006 y previo a su publicación. La Superintendencia comunicó que dicha entidad descartó el uso de información privilegiada, por haberse acreditado que el conocimiento de esa información no fue la causa que motivó las operaciones de compra. La reclamación interpuesta contra dicha resolución, se radicó ante el 27º Juzgado Civil de Santiago, el cual la rechazó mediante resolución de fecha 8 de enero recién pasado, la que fue notificada en ese mismo día. La defensa de don Juan José Cueto ya presentó un recurso contra dicha sentencia.

No se han aplicado otras sanciones a la Sociedad Matriz y sus filiales, a sus Directores o Administradores, emitidas por parte de la Superintendencia de Valores y Seguros durante el ejercicio terminado el 31 de diciembre de 2008.

b) De otras autoridades administrativas

No se han aplicado sanciones significativas a la Sociedad Matriz y sus filiales, a sus Directores o Administradores, emitidas por parte de otras autoridades administrativas al 31 de diciembre de 2008.

Nota 33. Hechos posteriores

a) Con fecha 21 de enero de 2009, Lan Cargo S.A. (“Lan Cargo”) y Aerolinhas Brasileiras S.A. (“ABSA”) empresa en la que Lan Cargo tiene participación accionaria, llegaron a un acuerdo denominado “Plea Agreement” con el Departamento de Justicia de los Estados Unidos de América (el “Departamento de Justicia”), en relación con la investigación llevada a cabo en ese país por infracciones a la normativa de libre competencia con respecto a la fijación del precio del cargo por combustible y otros cobros, que involucra a más de 30 aerolíneas internacionales que operan en el transporte de carga aérea.

El acuerdo establece que Lan Cargo y ABSA han aceptado pagar una multa de US$ 88 y US$ 21 millones, respectivamente, lo cual se efectuará en un plazo de 5 años. Estos importes han sido provisionados al 31 de diciembre de 2008 y se presentan en los rubros Acreedores varios de corto y largo plazo, según corresponda.

b) Con posterioridad al 31 de diciembre de 2008 y hasta la fecha de emisión de estos Estados Financieros, no se tiene conocimiento de otros hechos de carácter financiero o de otra índole, que afecten en forma significativa los saldos o interpretación de los mismos.

Nota 34. Medio ambiente

De conformidad con la Ley de Bases sobre el Medio Ambiente y su normativa complementaria, no existen disposiciones que afecten la industria de servicios de transporte aéreo.

Nota 35. Gastos pagados por anticipado

La composición de este rubro es la siguiente:

(1) El concepto arriendo de aeronaves, corresponde a valores pagados anticipadamente, los cuales serán cargados a resultados operacionales una vez que éstos se devenguen.

(2) Como recepción de aeronaves, se incluyen todos aquellos costos en que incurre la Sociedad Matriz y sus filiales al momento de recepcionar una aeronave, para dejarla en condiciones operativas. Dichos costos no son recuperables y se difieren con cargo a resultados operacionales en los plazos de duración establecidos en los respectivos contratos.

Nota 36. Cuentas por pagar

La composición de este rubro es la siguiente:

Nota 37. Futuros cambios contables

Como es de público conocimiento, el país está comprometido a desarrollar un plan de convergencia para adoptar integralmente las Normas Internacionales de Información Financiera - NIIF (IFRS, según su sigla en inglés). En conformidad con lo establecido sobre esta materia por el Colegio de Contadores y por la Superintendencia de Valores y Seguros, la Sociedad Matriz y sus filiales deben adoptar dichas normas a contar del ejercicio 2009. Producto de lo anterior, se originarán cambios sobre los saldos patrimoniales al 1 de enero de 2009 y se afectará la determinación de los resultados para los ejercicios futuros. Asimismo, para efectos comparativos, los estados financieros del ejercicio 2008, que también deberán presentarse de acuerdo con la nueva normativa, pueden diferir de los aquí presentados.

La Sociedad ha desarrollado un plan para enfrentar integralmente los efectos de este cambio y, a la fecha de emisión de estos estados financieros, está en proceso de revisar y depurar la información sobre la estimación de los efectos que deberán reflejarse en los estados financieros futuros.

Hechos relevantes

Los siguientes Hechos fueron informados en carácter de esenciales a la Superintendencia de Valores y Seguros y a las Bolsas de Valores:

1.- Con fecha 23 de diciembre de 2008 se informó en carácter de hecho esencial, que en conformidad con la normativa vigente, y en especial la circular Nº 660 de la Superintendencia de Valores y Seguros, que en Sesión Ordinaria del día 23 de diciembre de 2008, el Directorio de Lan Airlines S.A. acordó el reparto de un dividendo provisorio de US$ 0,30993 por acción con cargo a las utilidades del ejercicio 2008, el que será pagado a partir del día 15 de enero de 2009, teniendo derecho a este dividendo todos aquellos accionistas que tengan tal calidad al quinto día hábil anterior a dicha fecha.

2.- Con fecha 10 de noviembre de 2008 en virtud de lo establecido en el artículo 9º y 10º de la Ley Nº 18.045 sobre Mercado de Valores, se informó en carácter de hecho esencial que, Lan Airlines S.A. suscribió un contrato de compraventa con The Boeing Company, a fin de adquirir cuatro aviones Boeing modelos 767-316ER, cuyas entregas se encuentran programadas para los meses de febrero, marzo (dos aviones) y abril de 2012. Asimismo, Lan Airlines S.A. y The Boeing Company suscribieron un acuerdo que otorga a Lan Airlines S.A. la opción de comprar dos aviones del mismo modelo antes mencionado para el año 2013. El monto aproximado de la inversión, excluyendo las referidas opciones de compra, asciende a MUS$ 636.000 (precio lista).

La adquisión de estos aviones es parte de la revisión del plan estratégico de flota de Lan Airlines S.A. para el largo plazo (año 2012), particularmente atendidas las estimaciones de retraso en el programa de entrega de los Boeing 787 (inicialmente previstas respecto a Lan Airlines S.A. a contar de 2011), cuya compra fuera informada por Lan Airlines S.A. mediante hecho relevante de fecha 12 de julio de 2007.

3.- Con fecha 29 de julio de 2008 se informó en carácter de hecho esencial, que en conformidad con la normativa vigente, y en especial la circular Nº 660 de la Superintendencia de Valores y Seguros, que en Sesión Ordinaria del día 29 de julio de 2008, el Directorio de Lan Airlines S.A. acordó el reparto de un dividendo provisorio de US$ 0,28568 por acción con cargo a las utilidades del ejercicio 2008, el que será pagado a partir del día 21 de agosto de 2008, teniendo derecho a este dividendo todos aquellos accionistas que tengan tal calidad al quinto día hábil anterior a dicha fecha.

4.- Con fecha 10 de abril de 2008 en virtud de lo establecido en el artículo 9º e inciso 2º del artículo 10º de la Ley Nº 18.045 se informó en carácter de hecho esencial que, en Junta Ordinaria de Accionistas de Lan Airlines S.A. celebrada el día 10 de abril de 2008 se ha elegido a los nuevos directores de la Sociedad.

El nuevo Directorio de Lan Airlines S.A. se encuentra integrado por los siguientes directores:

1. Andrés Navarro Haeussler,
2. Bernardo Fontaine Talavera,
3. Darío Calderón González,
4. Ignacio Guerrero Gutiérrez,
5. Jorge Awad Mehech,
6. José Cox Donoso,
7. Juan Cueto Sierra,
8. Juan José Cueto Plaza, y
9. Ramón Eblen Kadis.

5.- Con fecha 10 de abril de 2008, se informó en carácter de hecho esencial que en conformidad con la normativa vigente, y en especial la circular Nº 660 de la Superintendencia de Valores y Seguros, que en Junta Ordinaria de Accionistas realizada el día 10 de abril de 2008, se acordó el reparto de un dividendo definitivo de US$ 0,01720 por acción con cargo a las utilidades del ejercicio 2007, el que será pagado a partir del 8 de mayo de 2008, teniendo derecho a este dividendo todos aquellos accionistas que tengan tal calidad al quinto día hábil anterior a dicha fecha.

6.- Con fecha 27 de febrero de 2008 se informó en carácter de hecho esencial que en Sesión Ordinaria de Directorio celebrada el día 26 de febrero de 2008, el Directorio de Lan Airlines S.A. acordó citar a Junta Ordinaria de Accionistas para el día 10 de abril de 2008 a las 11:00 horas para tratar las siguientes materias:

a) Aprobación de la Memoria, Balance y Estados Financieros de la Sociedad, correspondientes al ejercicio terminado al 31 de diciembre de 2007;

b) Aprobación del reparto de un dividendo definitivo con cargo a las utilidades del ejercicio 2007, imputado a dicha suma los dividendos provisorios de US$ 0,26596 y US$ 0,35389 por acción, pagados en los meses de agosto de 2007 y enero de 2008, respectivamente;

c) Elección del Directorio de la Sociedad; d) Fijación de las remuneraciones del Directorio para el ejercicio 2008; e) Fijación de la remuneración del Comité de Directores y determinación de su presupuesto para el ejercicio 2008;

f) Designación de Auditores Externos; Designación de Clasificadoras de Riesgo; Cuentas sobre las Materias a que se refiere el art. 44 de la Ley Nº 18.046 sobre Sociedades Anónimas;

g) Información sobre costo de procesamiento, impresión y despacho de la información a que se refiere la Circular Nº 1494 de la Superintendencia de Valores y Seguros; y

h) Demás materias de interés social propias del conocimiento de la Junta Ordinaria de accionistas.

7.- Con fecha 27 de diciembre de 2007 se informó en carácter de hecho esencial que en virtud de lo establecido en el artículo 9º e inciso 2º del artículo 10º de la Ley Nº 18.045, lo siguiente:

Tal como esta compañía informó oportunamente, la Comisión Europea, en conjunto con el Departamento de Justicia de Estados Unidos, iniciaron en febrero de 2006 una investigación global que incluía a un gran número de aerolíneas internacionales de carga, entre ellas Lan Cargo S.A., por una posible concertación en los cobros por sobreprecio de combustible y otras tarifas en los mercados de carga aérea en Europa y Estados Unidos.

Con fecha 26 de diciembre de 2007, la Dirección General de Competencia de la Comisión Europea ha notificado a Lan Cargo S.A. y Lan Airlines S.A., de la instrucción de un proceso en contra de 25 de estas aerolíneas de carga, entre ellas Lan Cargo S.A., por eventuales infracciones a la libre competencia en el mercado de carga aérea.

En Estados Unidos el Departamento de Justicia continúa con la investigación sobre la materia.

Lan Airlines S.A. se está imponiendo de los términos de la notificación con el fin de adoptar las acciones a seguir, hará sus descargos y rendirá las pruebas que juzgue oportunas a la defensa de sus intereses. Dado el estado procesal del trámite, no es posible en esta etapa anticipar el resultado del proceso.

8.- Con fecha 21 de diciembre de 2007, se informó en carácter de hecho esencial que en conformidad con la normativa vigente, y en especial la circular Nº 660 de la Superintendencia de Valores y Seguros, que en sesión Ordinaria del día 21 de diciembre de 2007, el Directorio de Lan Airlines S.A. acordó el reparto de un dividendo provisorio de US$ 0,35389 por acción con cargo a las utilidades del ejercicio 2007, el que será pagado a partir del día 17 de enero de 2008, teniendo derecho a este dividendo todos aquellos accionistas que tengan tal calidad al quinto día hábil anterior a dicha fecha.

Análisis razonado

Análisis comparativo y explicación de las principales tendencias:

1. Balance General Consolidado

Al cierre del ejercicio 2008, los activos totales de la Sociedad presentan un aumento de MUS$ 1.003.119 con respecto al año anterior, lo que en términos porcentuales equivale a un 25,7%.

El Activo circulante de la Sociedad aumenta en MUS$ 261.203 (24,0%) respecto al año anterior, pudiendo observarse la principal variación positiva en el rubro Otros activos circulantes MUS$ 345.778 producto de los contratos de cobertura del precio del combustible y las garantías por márgenes de derivados, las principales disminuciones las presentan los rubros Disponible, Depósitos a plazo y Valores negociables que en su conjunto presentan una disminución del 12,4% y Deudores varios (11,6%).

El índice de liquidez de la Sociedad muestra un aumento de un 0,9%, pasando de 0,97 veces en el año 2007 a 0,98 veces en el año 2008. Los Activos circulantes crecieron un 24,0% mientras que el Pasivo circulante lo hizo sólo en un 22,8%. Se observa además, una disminución en el índice que muestra la razón ácida (28,7%) pasando de 0,42 veces en el año 2007 a 0,30 veces en el año 2008.

El Activo fijo, que asciende a MUS$ 3.093.368, presenta un aumento neto de 31,5% respecto al año anterior, cuyo valor era de MUS$ 2.351.605. Esta variación se explica, principalmente, por el efecto neto del rubro Maquinarias y equipos, producto de la incorporación de diez aeronaves Airbus A318, dos aeronaves Airbus A319, dos aeronaves Airbus A320 y de cuatro aeronaves Boeing 767, para el transporte de pasajeros, por la incorporación de motores de repuesto y unidades rotables para soportar la operación de la flota, por la adquisición de equipamiento computacional, equipos de apoyo terrestre, herramientas y otros; y el aumento en la Depreciación acumulada dado por la depreciación del ejercicio.

El rubro Otros activos no presenta variación significativa respecto del año anterior.

El Pasivo circulante de la Sociedad aumenta en MUS$ 256.422 (22,8%), con lo que cierra el ejercicio 2008 en MUS$ 1.379.027. La variación se explica, principalmente, por los aumentos en los rubros de Otros pasivos circulantes MUS$ 174.851 en el que su incremento se debe al resultado no realizado de los contratos de derivados, Obligaciones con bancos e instituciones financieras de largo plazo - porción corto plazo (48,1%), y Cuentas por pagar (12,0%), Las principales variaciones negativas son: Dividendos por Pagar (12,3%), Impuesto a la Renta (81,0%) y Provisiones (6,1%).

El indicador de endeudamiento de corto plazo de la Sociedad aumenta en un 8,6%, pasando de 1,14 veces en el año 2007 a 1,23 veces en el año 2008 y su participación sobre la deuda total disminuyó en un 5,5%, pasando de 38,6% en el año 2007 a 36,5% en el año 2008.

El Pasivo a largo plazo presenta un aumento de MUS$ 616.239 (34,5%), con lo que cierra el ejercicio 2008 en MUS$ 2.402.135. Esta variación se explica, principalmente, por el aumento en los rubros Obligaciones con bancos e instituciones financieras (34,7%), producto de la obtención de financiamiento para la compra de aeronaves, Acreedores Varios largo plazo MUS$ 96.182, y Otros pasivos a largo plazo (12,7%).

Al cierre del ejercicio 2008, el 97,0% de las Obligaciones con bancos e instituciones financieras de largo plazo que presenta la Sociedad, están afectas a tasas de interés fijas, considerando los contratos a futuro en esta materia.

El indicador de endeudamiento de largo plazo de la Sociedad, aumenta en un 18,9%, pasando de 1,81 veces en el año 2007 a 2,15 veces en el año 2008, y su participación sobre la deuda total aumenta en un 3,5%, pasando de 61,4% en el año 2007 a un 63,5% en el año 2008.

El indicador de endeudamiento total sobre el patrimonio de la Sociedad aumenta en un 14,9%, pasando de 2,94 veces en el año 2007 a 3,38 veces en el año 2008.

La variación del Patrimonio se explica, principalmente, por los resultados obtenidos durante el ejercicio 2007 y el ejercicio 2008, y por la distribución de dividendos definitivos con cargo a los resultados del año 2007 y dividendos provisorios 2008.

2. Estado de Resultados Consolidado

La utilidad neta al 31 de Diciembre de 2008 alcanza a MUS$ 335.739, lo que representa una variación positiva de MUS$ 27.416, equivalentes a un 8,9% con respecto al ejercicio anterior. El resultado operacional alcanzó a MUS$ 536.184 que comparado con el ejercicio anterior registró un aumento de 29,7%, equivalentes a MUS$ 122.813. Este resultado se debe, principalmente, a una mayor demanda en los distintos mercados que opera la compañía tanto en las operaciones de pasajeros como de carga, el cual fue impactado por del drástico aumento en el precio de combustible que afectó a la industria en general. Por otra parte, el resultado no operacional mostró una variación negativa de MUS$ 89.005 en el ejercicio 2008 en relación con el resultado negativo de MUS$ 45.562 del ejercicio 2007.

Los ingresos de explotación aumentaron 28,6% con respecto al ejercicio 2007, alcanzando a MUS$ 4.534.282. Esta variación se debe al aumento de 30,1% en los ingresos de pasajeros, de 32,3% en los ingresos de carga, compensados con una disminución de 14,5% de los otros ingresos.

El alza de MUS$ 661.736 en los ingresos de pasajeros, equivalentes a 30,1% de variación, se debe al crecimiento del tráfico internacional como también de los distintos negocios domésticos. El tráfico de pasajeros aumentó 12,3%, lo que equivale aproximadamente a 2 millones 149 mil pasajeros, esto gracias a la expansión de las operaciones en rutas de largo alcance y al desarrollo de las operaciones regionales especialmente en Perú y Argentina.

Los ingresos de carga aumentaron en 32,3% lo que equivale a MUS$ 372.783, principalmente por incrementos en ingresos unitarios y por un aumento de 7,6% en el tráfico (medido en RTK). Los mercados de mayor crecimiento son los mercados de importación, especialmente el brasilero y norteamericano.

Los costos operativos, que corresponden a los costos de explotación más los gastos de administración y ventas, ascienden a MUS$ 3.998.098 lo que comparado con el ejercicio anterior, representa un aumento de MUS$ 886.546 equivalentes a un 28,5% de variación. Lo anterior se debe, principalmente, a un aumento de un 9,0% en la operación de pasajeros y carga (medido en ATK’S Sistema). La variación de los principales conceptos se explica de la siguiente manera:

a) El gasto en combustible aumenta en MUS$ 493.714 lo que equivale a un 53,1% de incremento con respecto al ejercicio 2007. Este mayor costo se explica, principalmente, por el alza en el precio internacional del combustible, que generó costos operacionales adicionales por más de MUS$ 404.502, y por el aumento del consumo a raíz del crecimiento de las operaciones.

b) Los costos de remuneraciones aumentan en 24,3% lo que equivale a MUS$ 119.103 esto en línea con el crecimiento de la operación y por efecto tipo de cambio e IPC sobre las remuneraciones denominadas en moneda local.

c) Los otros gastos de operación aumentan un 20,8% lo que equivale a MUS$ 79.005. Esta alza se explica por una mayor operación y costos asociados, principalmente, en lo que se refiere a reservas por el aumento en el número de pasajeros y a gastos de ventas y marketing.

d) Las comisiones aumentan en MUS$ 79.357, equivalente a un 19,7%, esto debido principalmente al aumento en las ventas de carga y de pasajeros, compensado por menores comisiones en ambos negocios.

e) Los gastos de aterrizaje y otras rentas aumentan un 23,0% lo que equivale a MUS$ 84.180. Esta alza en los costos responde a una mayor operación reflejada, principalmente, en el incremento en los costos de renta variable de aviones como también de tasas aeronáuticas y handling.

f) Los gastos de depreciación y amortización aumentan un 19,1%, alcanzando MUS$ 29.355 en el ejercicio 2008, esto explicado principalmente, por la incorporación a la flota de diez A318, cuatro B767, dos A-320 y dos A-319, compensados parcialmente con la salida de un B737.

g) El ítem mantenimiento disminuye en MUS$ 3.454 lo que corresponde a 2,2%, debido principalmente a la salida de aviones B737.

El resultado fuera de explotación registró una disminución de MUS$ 89.005 en comparación a los MUS$ 45.562 de resultado negativo en el ejercicio 2007, alcanzando MUS$ 134.567 de pérdida neta en el ejercicio 2008.

Este efecto se explica, principalmente, por aumentos en los ítems otros egresos fuera de la explotación que varía MUS$ 87.209 respecto al ejercicio 2007 alcanzando MUS$ 115.026 en el ejercicio 2008. Esta cifra incluye una provisión de US$ 109 millones que tiene relación con el acuerdo firmado con el Departamento de Justicia de Estados Unidos en relación con la investigación operan en el transporte de carga aérea. El acuerdo establece que Lan Cargo ha aceptado pagar una multa de US$ 88 millones. Adicionalmente, la compañía carguera Aerolinhas Brasileiras S.A. (ABSA) -en la que Lan Cargo tiene participación accionaria- ha llegado también a un acuerdo por la cantidad de US$ 21 millones.

Esto compensado con un aumento en los otros ingresos fuera de la explotación por MUS$ 24.193, el que incluye el cambio contable relacionado con el financiamiento de PDP (depósitos pre entrega de aviones, PDP por sus siglas en ingles).

3. Análisis y explicación Flujo Neto Consolidado originado por las Actividades de Operación, Inversión y Financiamiento

El Flujo de operación de la Sociedad, presenta un aumento de MUS$ 22.111, respecto al año anterior, debido principalmente, al incremento en la Recaudación de deudores por venta (31,5%) y los Otros Ingresos percibidos (173,8%), los cuales han sido compensados por el aumento en el Pago a proveedores y personal (39.4%), el aumento del Impuesto al Valor agregado y otros similares (106,3%), los Otros Gastos pagados (113,5%), el Impuesto a la renta pagado (65,4%) e Intereses pagados (10,6%).

El Flujo de financiamiento, presenta una variación negativa de MUS$ 324.659 respecto al año anterior debido, principalmente, a la colocación de acciones de pago del ejercicio anterior por MUS$ 319.141, al aumento de los Otros desembolsos por financiamiento MUS$ 178.697, producto de los pagos de Garantías por márgenes de derivados y al mayor Pago de Dividendos (5,7%), lo que se ve compensado en parte con el aumento en la obtención de préstamos (16,1%).

El Flujo de inversión, presenta una variación positiva de MUS$ 13.709, con respecto al año anterior, esta variación se debe, principalmente, a la disminución de las Inversiones en instrumentos financieros (84%), a las Ventas de inversiones permanentes por MUS$ 6.708 y a las Ventas de activo fijo MUS$ 6.406, las principales variaciones negativas son: el aumento en el Pago de intereses capitalizados (476,2%), el aumento en Otros desembolsos de inversión por MUS$ 10.192.

Finalmente, el flujo neto de la Sociedad generado durante el ejercicio 2008, presenta una variación negativa de MUS$ 288.839 respecto al ejercicio anterior. El saldo negativo del flujo de inversión ha sido cubierto, principalmente, por el flujo de operación, flujo de financiamiento y el remanente por el saldo disponible al 31 de diciembre de 2007.

4. Análisis de Riesgo de Mercado

Concentración de riesgo crediticio

Las cuentas por cobrar de la Sociedad Matriz y sus filiales provienen en un alto porcentaje de las ventas de pasajes aéreos, servicios de carga a personas y diversas empresas comerciales que están económica y geográficamente dispersas, siendo generalmente de corto plazo. Conforme a ello, la Sociedad Matriz y sus filiales no estima que esté expuesta a una concentración importante de riesgo crediticio.

Instrumentos financieros: Administración del riesgo de precio del combustible

La variación en los precios del combustible depende en forma importante de la oferta y demanda de petróleo en el mundo, de las decisiones tomadas por la OPEP, de la capacidad de refinamiento a nivel mundial, de los niveles de inventario mantenidos, de factores como el clima y de factores políticos. Para disminuir el riesgo de variaciones en los precios a que podría estar expuesta la Sociedad Matriz, se han suscrito contratos de cobertura de combustible, con diferentes instituciones financieras, por una parte del consumo total de combustible estimado que tendrá la Sociedad Matriz para el año 2008. Los tipos de contratos suscritos son (a) el de Swap, que permite fijar el precio, (b) el de opciones Call, que permite limitar el alza del precio y (c) el de bandas de precio, que permiten fijar un precio máximo y un precio mínimo. En el caso del contrato swap cuando el precio de mercado supera el nivel fijado, la Sociedad Matriz recibe el diferencial que se produce entre ambos precios por la cantidad de galones de combustible que estipula cada contrato. A la inversa, si el precio de mercado está por debajo del precio fijado, es la Sociedad Matriz quien debe proceder a pagar la diferencia de precios establecida. No existen costos asociados al contrato swap. En el caso de la compra de una opción Call cuando el precio de mercado supera el nivel fijado, la Sociedad Matriz recibe el diferencial que se produce entre ambos precios por la cantidad de galones de combustible estipulada en el contrato. Si el precio de mercado está por debajo del precio fijado, la Sociedad Matriz no ejerce la opción. En el caso de un contrato de bandas de precio, si el precio de mercado está por encima del precio máximo, la Sociedad Matriz y sus filiales reciben el diferencial que se produce entre el precio de mercado y el precio máximo multiplicado por la cantidad de galones de combustible estipulada en cada contrato. Si el precio de mercado está por debajo del precio mínimo, es la Sociedad Matriz y sus filiales quienes deben proceder a pagar la diferencia de precios establecida. Si el precio de mercado está entre los precios máximos y mínimos fijados, la Sociedad Matriz y sus filiales no reciben ni pagan.

Por estos contratos, a diciembre de 2008, la Sociedad Matriz y sus filiales recibieron neto MUS$ 35.414. Las pérdidas o ganancias producidas por estos contratos se reconocen como componente del Resultado no operacional. Al 31 de diciembre de 2008, el valor de mercado de los contratos vigentes es de MUS$ -170.262 (negativo).

Instrumentos financieros: Administración del riesgo de tasa de interés

Con el fin de disminuir el riesgo de una eventual alza en los tipos de interés la Sociedad Matriz, suscribió contratos de Swap de tasa de interés durante el primer semestre 2001, segundo semestre 2005 y primer semestre 2006. Además durante el segundo semestre del año 2003, todo el año 2004 y 2005, la Sociedad Matriz ha suscrito contratos de opción Call. Junto con lo anterior, la deuda suscrita durante los años 2006, 2007 y 2008 fue tomada a tasa fija directamente con el banco acreedor. Adicionalmente, se fijaron anticipadamente las tasas de interés para el financiamiento de 22 aviones Airbus con llegada entre el año 2008 y 2011, de 7 Boeing 767-300 que se entregarán entre el año 2008 y 2012 (para mayor detalle de estas operaciones de compra de aeronaves, favor ver nota 29 de contingencias y restricciones). El objetivo que esto persigue es tener una porción de la deuda con (i) tasa fija (como es el caso de los swap y de la deuda tomada con tasa fija) y (ii) otra porción de la deuda con tasa variable pero limitado a un máximo (como es el caso de las Call), junto con (iii) limitar la exposición a la tasa de interés en futuros financiamientos De esta manera la Sociedad Matriz disminuye de manera importante el riesgo del alza de las tasas de interés. Con relación a dichos contratos, la Sociedad Matriz (i) paga , recibe, o (ii) solamente recibe dependiendo del caso, la diferencia entre la tasa fija acordada y la tasa flotante calculada sobre el capital insoluto de cada contrato. Por estos contratos, la Sociedad Matriz reconoció en el resultado acumulado del ejercicio una ganancia de MUS$ 7.643. Las pérdidas y ganancias por swap de tasa de interés junto con las primas y las ganancias de las Call de tasas de interés se reconocen como un componente del gasto financiero sobre la base de la amortización del préstamo cubierto. Al 31 de diciembre 2008, el valor de mercado de los contratos swap, call y fijación anticipada de tasas de interés vigentes es de MUS$ 154.752. Al 31 de diciembre, aproximadamente un 96% de la deuda está fijada con alguno de los instrumentos anteriormente nombrados a una tasa promedio de 5,236%.

Efectos de las Fluctuaciones en los Tipos de Cambio

La moneda funcional utilizada por la Sociedad Matriz es el dólar estadounidense en términos de fijación de precios de sus productos, de composición de su balance y de efectos sobre los resultados de las operaciones. Vende la mayor parte de sus servicios en dólares estadounidenses o en precios equivalentes al dólar estadounidense, y gran parte de sus gastos están denominados en dólares estadounidenses o equivalentes al dólar estadounidense, en particular costos de combustible, tarifas de vuelo y aterrizaje, arriendo de aeronaves, seguros, y componentes y accesorios para aeronaves. Del total del pasivo, aproximadamente un 93%, incluyendo obligaciones con bancos, pasivos de tráfico aéreo, y algunas cuentas por pagar de proveedores, está expresado en dólares estadounidenses. Por otra parte, aproximadamente un 91% de sus activos, principalmente Efectivo y equivalentes de efectivo, Activo fijo, Cuentas por cobrar e Inversiones también están expresados en dólares estadounidenses.

Aunque generalmente mantiene sus tarifas y precios de carga, en dólares estadounidenses o en precios equivalentes al dólar estadounidense, la Sociedad Matriz está expuesta a pérdidas y ganancias por moneda extranjera, debido a las fluctuaciones en los tipos de cambio.

En lo que va del 2006, la Sociedad Matriz ha registrado una pérdida neta por estos conceptos de MUS$ 7.866, la que se presenta en el Estado de resultados bajo el rubro Resultados fuera de la explotación.

5. Ambiente Económico Chileno

Con el objetivo de analizar el ambiente económico en el cual está inserta la Sociedad, a continuación se explica brevemente la situación y evolución de las principales economías que la afectan, tanto del ámbito nacional como regional y mundial.

Como consecuencia de la crisis financiera que afecta, principalmente a Estados Unidos y Europa, la economía mundial durante el 2008 presentó un fuerte debilitamiento, provocando gran incertidumbre en todos los sectores. Es así como las perspectivas de crecimiento muestran una importante desaceleración, situación que sólo comenzará a recuperarse en forma gradual el próximo año. Para el 2008 se espera un crecimiento de la economía global cercano al 3,6% y las proyecciones para el 2009 están en torno al 1,2%.

La economía Europea presentó un deterioro en la actividad económica, entrando en una fase de recesión económica que se estima será profunda y prolongada. Los gobiernos europeos anuncian planes de rescate y adoptan medidas extraordinarias. Se prevé un crecimiento cercano al 0,9% para el año 2008 (aproximadamente -1,9% en el año 2009).

Durante el año 2008 la economía de Estados Unidos fue impactada por la crisis que afectó al sector financiero interno, provocando un shock en los mercados mundiales con gran inestabilidad, desconfianza e incertidumbre. Como consecuencia de la recesión que atraviesa el país, se estima que las tensiones continuarán durante el 2009; sin embargo, se espera que las amplias medidas tomadas por las autoridades económicas, logren estabilizar la situación financiera, la problemática del sector inmobiliario, el desempleo y otros factores que han sido fuertemente impactados por esta crisis. Para el 2008 se espera un crecimiento aproximado de 1,2% y las proyecciones para el 2009 están en torno al -1,8%.

La región se ha visto afectada por el panorama económico mundial; sin embargo, gracias a un período de crecimiento sostenido, se encuentra mejor preparada para lidiar con la actual problemática financiera. Durante el 2008 mantuvo una sólida tasa de crecimiento, estimada en torno al 4,7% y para el 2009 se proyecta cercana al 1,2%.

La economía nacional también ha sufrido los impactos provocados por la crisis financiera mundial, viviendo momentos de tensión importante durante el año. La inflación ha experimentado un importante cambio con tendencia a la baja, alcanzando una tasa menor a la presupuestada en el 2008 y mejorando las expectativas para el año 2009 con una tasa en torno al 4%. Se estima un crecimiento cercano al 3,5% para el año 2008, aproximadamente entre el 2% y 3% para el 2009.

La industria aeronáutica internacional no ha estado exenta de los impactos de la situación económica mundial. Sin embargo, el modelo de negocios implementado por la compañía ha permitido mantener un continuo crecimiento en los distintos mercados, logrando un importante resultado para el último trimestre del 2008, como para el ejercicio completo del mismo año.

6. Índices financieros

	31-12-2008	30-09-2008	31-12-2007	30-09-2007
- Índices de Liquidez				
Liquidez corriente (veces) (Activo circulante / Pasivo circulante)	0,98	1,04	0,97	1,14
Razón ácida (veces) (Fondos disponibles / Pasivo circulante)	0,30	0,38	0,42	0,44
- Indices de Endeudamiento				
Razón de endeudamiento (veces) (Pasivo circulante + Pasivo largo plazo / Patrimonio)	3,38	2,98	2,94	2,37
Deuda corto plazo / Deuda total (%)	36,47	34,95	38,60	36,64
Deuda largo plazo / Deuda total (%)	63,53	65,05	61,40	63,36
Cobertura gastos financieros (R.A.I.I. / Gastos financieros)	7,68	5,84	7,32	6,66
- Indices de Actividad				
Total de activos	4.904.861	4.403.015	3.901.742	3.399.294
Inversiones	838.535	570.467	609.547	395.535
Enajenaciones	13.333	6.526	219	3.646
Rotación de inventario (Costo venta / Inventario promedio)	54,64	34,88	42,85	29,18
Permanencia de inventarios (Inventario promedio / Costo venta * 360)	6,59	10,32	8,40	12,34
- Indices de Rentabilidad				
Rentabilidad del patrimonio (Utilidad neta / Patrimonio promedio)	0,32	0,21	0,38	0,26
Rentabilidad del activo (Utilidad neta / Activos promedio)	0,08	0,06	0,09	0,07
Rendimiento activos operacionales (Resultado operacional / Activos operacionales promedio)	0,12	0,08	0,12	0,10
Considerando activos operacionales al total de activos menos impuestos diferidos, cuentas corrientes del personal, inversiones permanentes y temporales, mayor valor de inversión y menor valor de inversión.				
Utilidad por acción (Utilidad del ejercicio / N° acciones suscritas y pagadas)	0,99	0,65	0,91	0,61
Retorno de dividendos (Dividendos pagados / Precio de mercado)	0,06	0,06	0,04	0,04

b) Se presentan a continuación los principales índices financieros del Estado de Resultados Consolidado:

LAN AIRLINES S.A.

Consolidated financial statements
December 31, 2008

CONTENTS

Management’s Report on Internal Controls over Financial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Notes to the consolidated financial statements

Ch$	-	Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	The UF is a Chilean inflation-indexed, peso-denominated
monetary unit which is set daily in advance based on the previous month’s inflation rate

Management’s Report on Internal Control over Financial Reporting

The management of Lan Airlines S.A. (“Lan Airlines” or the “Company”), including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15f under the Securities Exchange Act of 1934, as amended.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Lan Airlines’ management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 based on the criteria established in Internal Control - “Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, Lan Airlines’ management has concluded that, as of December 31, 2008, the Company’s internal control over financial reporting is effective.

The Company’s internal control over financial reporting effectiveness as of December 31, 2008 has been audited by PricewaterhouseCoopers Consultores, Auditores y Companía Limitada, an independent registered public accounting firm, as stated in their report which appears herein.

By Enrique Cueto Plaza
Chief Executive Officer

Alejandro de la Fuente Goic
Chief Financial Officer

March 12, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Lan Airlines S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of Lan Airlines S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in Chile. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

As discussed in Note 3, effective January 1, 2008, the Company changed its method of accounting for financing expenses related to the acquisition of aircraft. Also, during 2006, the Company changed its method of accounting for heavy aircraft and engine maintenance costs associated with its owned aircraft.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers
Santiago, Chile
March 12, 2009

LAN Airlines S.A. and Subsidiaries

Consolidated Balance Sheets

The accompanying Notes 1 to 27 form an integral part of these Consolidated Financial Statements.

LAN Airlines S.A. and Subsidiaries

Consolidated Balance Sheets

The accompanying Notes 1 to 27 form an integral part of these Consolidated Financial Statements.

LAN Airlines S.A. and Subsidiaries

Consolidated Statements of Income

The accompanying Notes 1 to 27 form an integral part of these Consolidated Financial Statements.

LAN Airlines S.A. and Subsidiaries

Consolidated Statements of Cash Flows

The accompanying Notes 1 to 27 form an integral part of these Consolidated Financial Statements.

LAN AIRLINES S.A. and Subsidiaries

Reconciliation of Net Income to Net Cash Provided by Operating Activities

The accompanying Notes 1 to 27 form an integral part of these Consolidated Financial Statements.

LAN AIRLINES S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2008

Note 1 - The Company

LAN Airlines S.A. (“LAN” or the “Company”) is one of the leading passenger airlines in Latin America. The Company and its affiliates serve more than 60 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 58 additional international destinations through its various alliances. LAN Airlines S.A. and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean domestic market.

Currently, LAN Airlines S.A. and its affiliates operate one of the most modern fleets in the world, with 81 passenger aircraft, and its cargo subsidiary, LAN CARGO and its respective cargo affiliates, operate 9 dedicated freighters. The Company recently completed its short haul fleet renovation process by acquiring new aircraft from the Airbus A320 family, enabling LAN to improve its efficiency and to reduce significantly its CO2 emissions. The fleet renovation is part of the Company’s commitment to the protection of the environment.

The Company is a Chilean corporation (“Sociedad Anónima Abierta”) whose common stock is listed on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange, and the Valparaiso Stock Exchange and whose American Depositary Receipts are traded on the New York Stock Exchange. Accordingly, the Company is subject to the regulations of both the Chilean Superintendency of Securities and Insurance (the “Superintendency”) and the U.S. Securities and Exchange Commission (the “SEC”).

Note 2 - Summary of accounting policies

a) Presentation

The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in Chile, which include the accounting standards of the Superintendency. The preparation of financial statements in accordance with generally accepted accounting principles in Chile (“Chilean GAAP”) requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

The Company has issued its statutory Consolidated Financial Statements in Spanish and in conformity with Chilean GAAP, which include certain notes and additional information required by the Superintendency for statutory purposes. Management believes that these additional notes and information are not essential for the complete understanding of the Consolidated Financial Statements and, accordingly, these notes and additional information have been excluded from the accompanying Consolidated Financial Statements.

b) Consolidation

The Consolidated Financial Statements for the years 2008, 2007 and 2006 include the following subsidiaries:

The effects of significant transactions between the subsidiaries and subsidiaries with the holding company have been eliminated in the consolidation and the participation of minority shareholders is shown in these Consolidated Financial Statements as minority interest in the Consolidated Balance Sheets and Consolidated Statements of Income.

c) Use of estimates

The preparation of the Consolidated Financial Statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could differ from amounts estimated include: impairment assessments on long-lived assets (including goodwill), inventory obsolescence, engine overhaul provisions, tax liabilities and the associated deferred tax effects, contingent liabilities and other liabilities.

d) Price-level restatements

The financial statements of certain subsidiaries have been restated through the application of monetary correction rules in accordance with Chilean GAAP to show the effects of changes in the purchasing power of the Chilean peso, using indicators published by the Chilean National Institute of Statistics.

e) Foreign currency transactions

LAN and certain subsidiaries are authorized to maintain their accounting records and prepare their Consolidated Financial Statements in US dollars. Because the US dollar is the functional and reporting currency, assets and liabilities denominated in other currencies are remeasured to US dollars at the exchange rates prevailing on December 31 of each year except for inventory, property and equipment, other assets and air traffic liability, which are remeasured at historical exchange rates. Revenues and expenses are generally translated at the exchange rates on the dates of the transactions.

Foreign currency transaction gains and losses are included in the Consolidated Statements of Income in Other income (expense) - net. The Company recorded a net foreign currency loss of ThUS$ 7,866 for the year ended 2008 and the Company recorded a net foreign currency gain of ThUS$ 15,700 and ThUS$ 5,536 for the years ended 2007 and 2006, respectively.

pages251-300.htm - Generated by SEC Publisher for SEC Filing

f) Time deposits

Time deposits are stated at cost plus accrued interest at year-end.

g) Marketable securities

Marketable securities include investments in bonds and mutual funds. Bonds are stated at the lower of cost plus accrued interest or market value plus accrued interest and mutual funds are stated at market value based on year-end quoted values.

h) Allowance for bad debts

The Company maintains an allowance for bad debts based on an analysis of the aging of the outstanding balances as well as other relevant information. Other relevant information includes detailed analysis of our customers’ payment history, an analysis of the current economic and commercial environment and all relevant available public information regarding our clients and the current business environment. Our policy for determining past due accounts focuses on the aging of the receivable balance and the different forms of payment used by debtos. Receivable balances are written off against the allowance for bad debts once they are deemed uncollectible and all collection efforts and available legal measures have been exhausted.

i) Inventories

Inventories represent spare parts and materials that are expected to be consumed and used either by the Company or through third-party maintenance services within one year. Inventories are stated at the lower of cost (determined by the average cost method) or market.

j) Other current assets

Other current assets include primarily the fair value of hedged forecasted jet fuel derivative contracts in unrealized loss positions and restricted funds associated with aircraft leases. At December 31, 2008 the balance also includes deposits serving as collateral for derivative positions.

k) Property and equipment

Property and equipment are stated at cost and are depreciated by the straight-line method to their estimated residual values based on the estimated useful lives of the assets. Aircraft and engines are depreciated based on estimated useful life ranging from 10 to 20 years and utilizing a salvage value based on a residual value percentage of the cost of the asset.

The residual values and basis of depreciation used for the principal asset classifications are:

Inventories of materials and spare parts, net of provisions for obsolescence, included under other fixed assets within Property and equipment, are stated at their average cost.

The Company has entered into capital lease agreements related to eight aircraft and certain buildings and equipment which have bargain purchase options at the end of each contract. These assets are not the legal property of the Company, because it cannot dispose of them until the purchase option is exercised. The assets are recorded at their fair value on the date of the lease agreement.

The corresponding leasing obligations are presented under long-term liabilities and under the current portion of long-term leasing obligations.

Impairment losses on long-lived assets used in operations are recorded when events and circumstances indicate that the assets may be impaired and the undiscounted future cash flows estimated to be generated by these assets are less than the assets’ net book value. If an impairment occurs, the loss is measured by comparing the fair value of the asset to its carrying amount. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable.

Under Chilean GAAP, spare parts which are not anticipated to be consumed within the next 12 months are included in property and equipment. Spare parts are not depreciated, irrespective of whether they are included in fixed assets or inventory and they are expensed upon their usage in maintenance. All spare parts are recorded at the lower of cost or market value.

Spare parts included in the Consolidated Balance Sheet are classified as follows:

l) Investments in related companies

Investments in related companies are included in Other assets using the equity method when they represent between 20% and 50% of the voting stock of the investee, or when a Company has a significant influence in the operations of the investment. Accordingly, the Company’s proportional share in the net income (or loss) of each investee is recognized on an accrual basis, after eliminating any unrealized profits or losses from transactions with the investees in Other income (expense) - net in the Consolidated Statements of Income.

m) Goodwill

Under Chilean GAAP, effective January 1, 2004, Technical Bulletin N° 72 (“TB 72”) requires the determination of goodwill and negative goodwill based on the fair value of the acquired company. Prior to January 1, 2004, goodwill included the excess of the purchase price of companies acquired over their net book value; negative goodwill was established when the net book value exceeded the purchase price of companies acquired. Goodwill and negative goodwill also arise from the purchase of investments accounted for by the equity method.

Goodwill and negative goodwill are amortized over 20 years considering the expected period of return of the investment. The Company evaluates the recoverability of goodwill on a periodic basis.

n) Sale leaseback

Gains on sale leaseback transactions are deferred and recognized over the terms of the lease agreements.

o) Air traffic liability and revenue recognition policy

Passenger ticket sales are recorded as a current liability when sold as air traffic liability in the Consolidated Balance Sheets. Air traffic liability at December 31, 2008 and 2007 amounted to ThUS$ 328,337 and ThUS$ 323,078, respectively.

Passenger and cargo revenues are recognized when the transportation service is provided, which, in the case of passenger revenues reduces the air traffic liability. Commissions payable related to such unearned earnings are shown net of the air traffic liability. Other revenues include aircraft leases, courier, logistic and ground services, duty free sales, and storage and customs brokering. These other revenues are recognized when services are provided.

p) Aircraft and engine maintenance costs

For owned aircraft, costs incurred for heavy aircraft and engine maintenance are capitalized and amortized to the next overhaul. For leased aircraft, provisions are accrued in advance based on lease terms and technical reviews considering the aircraft and engines use expressed in cycles and total flight hours of an aircraft.

q) Lease Aircraft Return Costs

The majority of leased aircraft return costs are maintenance and overhaul costs. The airframe and engine overhaul expenses associated with leased aircraft are accrued as part of our overhaul provision included in Other liabilities and reflected in provisions in the Consolidated Balance Sheet. Such provisions are based on the flight hours incurred by the leased aircraft and also take into consideration the lease terms and the date of incorporation of the aircraft into our fleet. The actual direct costs of physically returning the planes and related administration costs are expensed when incurred.

r) Deferred income tax

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statements purposes are recorded in accordance with Technical Bulletin No. 60 of the Chilean Institute of Accountants and based on the enacted income tax rate which will be in effect when the temporary differences reverse. The effects of deferred income taxes at January 1, 2000 which were not previously recorded are recognized in income beginning in 2000 as the temporary differences reverse.

In order to mitigate the effects of recording deferred income taxes that under the prior income tax accounting standard were not expected to be realized, Technical Bulletin No. 60 provided for a period of transition. Under this transition period, the full effect of using the liability method is not recorded in income at the same time the deferred taxes are recorded in the balance sheet. Under this transitional provision, a contra asset or liability account (“complementary accounts”) have been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability relates.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax asset to an amount that is more likely than not to be realized.

s) Lan Pass awards and Lan Corporate

The estimated incremental cost of providing free travel awards under the Lan Pass and Lan Corporate programs are accrued based on the accumulated kilometers for each passenger at the end of each year and by the conditions established by the program and are included in Other current liabilities in the Consolidated Balance Sheets.

t) Employee vacations

The cost of employee vacations is recognized as an expense on an accrual basis as the vacations are earned by employees and are included in Other current liabilities in the Consolidated Balance Sheets.

u) Derivative instruments

The Company enters into hedging contracts including interest rate swap agreements, interest rate cap agreements, forward exchange contracts, jet fuel swap agreements, and jet fuel options. The contracts are accounted for in accordance with Technical Bulletin No. 57, “Accounting for Derivative Contracts” (“TB 57”) of the Chilean Institute of Accountants. Under TB 57 all derivative instruments are recognized on the consolidated balance sheet at their fair value. Derivative instruments are accounted for as follows:

Hedge forecasted transaction:

The derivative instrument is stated at its fair value on the consolidated balance sheet and any change in the fair value is recognized on the consolidated balance sheet as an unrealized gain or loss in other assets, other liabilities, current or long term, as applicable. When the contract is settled, the unrealized gain or loss on the instrument is recognized in earnings in Other income (expense) - net in the Consolidated Statements of Income.

Firm commitments hedging contracts:

The hedged item and derivative instrument are measured at fair value on the consolidated balance sheet. Unrealized gains and losses are recorded in earnings in Other income (expense) - net in the Consolidated Statements of Income if the net effect is a loss and deferred and recognized when the contract is settled if it is a gain. The unrecognized gains associated with the derivative instrument are included in other liabilities, current or long term, as applicable.

Investment contracts:

Contracts not accounted for as hedge are recorded at their fair value through profit and loss.

v) Cash and cash equivalents

The Company considers all short-term, highly-liquid investment securities with original maturities of three months or less to be cash equivalents for purposes of the Consolidated Statements of Cash Flows:

Under Chilean GAAP, certain assets (specifically, bonds as of December 31, 2008, 2007 and 2006) are classified as marketable securities in the Consolidated Balance Sheet, but are not considered cash and cash equivalents for purposes of the consolidated statements of cash flows.

w) Capitalized interest

Interest paid on borrowings used to acquire new aircraft is capitalized as an additional cost of the related assets until the aircraft is received. Interest is capitalized based on the Company’s weighted-average interest rate on long-term debt, or if applicable, the interest rate related to specific borrowings. Interest capitalization ends when the property or equipment is ready for service or its intended use. The Company capitalized ThUS$ 8,407, ThUS$ 4,560 and ThUS$ 2,193 of interest during 2008, 2007 and 2006, respectively.

x) Advertising costs

The Company expenses advertising costs as Other operating expenses in the period incurred. Advertising expense totaled ThUS$ 42,069, ThUS$ 37,532 and ThUS$ 23,459 during 2008, 2007 and 2006, respectively.

y) Stock issuance costs

Stock issuance costs are those incurred by the parent company, which are related to the issuance and placement of unsubscribed shares, including placement fees, legal counseling, accounting advice, financial consulting, printing and recording or registration fees. Such costs have been recorded in the Stock issuance and placement cost account, as part of Shareholders equity under the Other reserves caption.

Stock issuance and placement costs have been recorded pursuant to Circular Letters No. 1736 and 1370, issued by the Superintendency.

z) Stock options plans

Effective January 1, 2007 the Company accounts for stock-based compensation plans in accordance with the International Financial Reporting Standard No. 2 Share-based payment, showing the effect of recording the fair value of the options granted as wages and benefits on a straight-line basis over the period between the date of granting of these options to the date that these become vested.

aa) Intangibles

Disbursements for the development of internal use software are charged to the results of operations as incurred. External direct costs of materials and services rendered in developing an enterprise resource planning system (an SAP R/3 system) and interest costs incurred during development are capitalized. Payroll related costs were not significant and have been expensed. Training costs and data conversion costs are expensed as incurred.

ab) Reclassifications

Certain 2006 and 2007 amounts in the accompanying Consolidated Financial Statements have been reclassified to conform to the 2008 presentation. The reclassifications had no significant effect on the previously reported presentation of consolidated net income or shareholders’ equity.

ac) Future accounting change

As previously informed, Chile is commited to develop a plan of conversion to adopt International Financial Reporting Standars (IFRS). In conformity with this plan, Lan Airlines S.A. and its related companies, must adopt such standards as of January 1, 2009. Because of this accounting change, shareholder’s equity and consolidated net income will be affected. In the same way, the Consolidated Financial Statements at December 31, 2008, that will be also prepared in accordance with IFRS for comparison purposes, could differ from these.

Note 3 - Accounting changes

Effective January 1, 2008, the Company began capitalizing interest expense related to the financing of pre delivery payments (“PDP´s”) for the acquisition of aircraft (interest during the construction period).

The cumulative effect of this accounting change at January 1, 2008, increased non-operating income by ThUS$ 13,963, as described in Note 22. For the fiscal year 2008, this change resulted in a ThUS$ 12,576 reduction to Interest expenses in the Consolidated Statements of Income.

Effective January 1, 2006, the Company changed its method of accounting for heavy aircraft and engine maintenance costs associated with its owned aircraft. Previously, the Company accrued a liability for these costs in its consolidated balance sheet under the caption “Provisions” for both short and long – term. Such privision was established based on the total cycles and flight hours flown by an aircraft since its incorporation into the Company’s fleet, or since its last repair. Under the new method, the costs incurred in heavy owned aircraft and engine maintenance are capitalized and amortized to the next overhaul.

The cumulative effect of this accounting change at January 1, 2006, increased non-operating income by US$40.3 million, as it is described in Note 22. For the accounting year 2006, this change resulted in a ThUS$3,121 reduction to Operating expenses in the Consolidated Statement of Income.

Note 4 - Marketable securities

Marketable securities include the following:

Bonds recorded at December 31, 2008 are summarized as follows:

Note 5 - Accounts receivable

Accounts receivable are summarized as follows:

Short-term

Accounts receivable are shown net of an allowance for bad debts of ThUS$ 22,758 at December 31, 2008 and ThUS$ 21,946 at December 31, 2007.

Included in short term accounts receivable as of December 31, 2008 are a total of approximately US$ 18.6 million from the Brazilian company VRG LINHAS AEREAS S.A. and a total of US$ 1.8 million from Florida West International Airways INC.-reclassified from balances with related companies since the participation that the subsidiary Lan Cargo S.A. had, was sold in December 2007. See Note 10.

Long-term

Long-term accounts receivable at December 31, 2008 and 2007 amounted to ThUS$ 11,200 and ThUS$ 12,171, respectively.

Note 6 - Inventories

Inventories are summarized as follows:

Note 7 - Prepaid expenses

Prepaid expenses include the following:

Costs of receiving aircraft include all costs incurred by the Company and its subsidiaries in order for them to be operational. Such costs are deferred and amortized to operating expenses over the term of the specified contract. Costs of returning leased aircraft, excluding maintenance and overhaul, are expensed as incurred.

Note 8 - Other current assets

Other current assets consist of the following:

(1) The collaterals are included in Other cash flows from financing activities in the Consolidated Statements of Cash Flows.

Note 9 - Property and equipment and fleet composition

a) Property and equipment

Property and equipment are summarized as follows:

Included in Property and equipment at December 31, 2008 and 2007, are ThUS$ 642,861 and ThUS$ 638,534 of equipment under capital leases with accumulated depreciation aggregating ThUS$ 255,824 and ThUS$ 236,007, respectively.

Depreciation expense for the years ended December 31, 2008, 2007 and 2006, amounted to ThUS$ 174,905, ThUS$ 143,796 and ThUS$ 115,939, respectively.

The balance of spare parts is presented net of a provision for obsolescence amounting to ThUS$ 10,246 at December 31, 2008 and ThUS$ 9,646 at December 31, 2007.

As of December 31, 2008, Property and equipment is shown net of a provisión for retirement of ThUS$ 1,716 for Boeing 737 aircraft (ThUS$ 5,400 at December 31, 2007).

b) Fleet composition

At December 31, 2008, the fleet of the Company consists of 96 aircraft, of which 63 aircraft are owned by, or under capital lease to, the Company and 33 aircraft are leased under operating leases.

Aircraft owned:

(*) Leased to Sky Services S.A.

(**) Leased to Aerovías de México S.A.

Leased aircraft under operating leases:

Note 10 - Investments in related companies and goodwill

a) Investments in related companies

Investments in related companies accounted for by the equity method are summarized as follows:

(1) During 2007, these entities were sold.

(2) During 2007, this entity was dissolved.

(3) During 2008, these entities were sold

(4) During 2008, this entity was dissolved

b) Goodwill and negative goodwill

The changes in Goodwill and negative goodwill during the years 2008 and 2007 were as follows:

(1) During 2007 these entities were sold.

c) Acquisitions and other information

LanLogistics, Corp.

On May 16, 2007, Lan Logistic Corp. (an affiliate of Lan Cargo S.A.) sold all its stake in Skyworld International Couriers Inc. and Lanbox Inc. Previously, Lan Logistic Corp. had sold its stake in All Cargo Net on April 30, 2007. All such operations resulted in a loss after sale amounting to ThUS$ 4,252.

Due to the aforementioned, the negative goodwill which Lan Logistics Corp. had recorded in the purchase of such investments was included in the determination of the loss on the sale of such investment.

On December 20, 2007, the Corporate Division of the State of Delaware authorized the dissolution of Lan Logistics Corporation (a LAN Cargo S.A. affiliate).

Lan Pax Group S.A.

On August 28, 2007, the Lan Pax Group S.A. affiliate took part in the capital increase at Inversora Cordillera S.A. for an amount of ThUS$ 18,526, increasing its stake from 80% to 90.52% Such operation generated negative goodwill amounting to ThUS$ 1,755.

On December 20, 2007, an agreement was reached at the Extraordinary Shareholders Meeting to reduce the capital of the Lan Argentina S.A. affíliate. Such reduction was made proportional to each shareholder’s stake. The capital, which was originally made up by 11,068,484 nominal shares, was reduced to 6,176,253 nominal shares.

On December 16, 2008, an agreement was reached at the Shareholders Meeting to reduce the capital of the Lan Argentina S.A. affiliate in the mount of ThUS$ 15,562, absorbing part of its retained earnings. The new capital of LAN Argentina S.A. amounts to ThUS$ 4,389 at December 31, 2008.

Lan Cargo S.A.

On December 20, 2007, the Air Cargo Limited Corporation, an affiliate of Lan Cargo Overseas Limited, sold all its stake in Florida West International Airways Inc., an operation that generated profits amounting to ThUS$ 1,128.

On January 2, 2008, the Lan Cargo S.A. and Inversiones Lan S.A. affiliates sold all their stake at Terminal de Exportación Internacional S.A. (“International Export Terminal Corporation”), generating profits amounting to ThUS$ 1,636.

On May 7, 2008, Lan Courier S.A, an affiliate of Lan Cargo S.A. changed its legal name to Blue Express Intl. S.A.

On July 2, 2008, Lan Cargo S.A. announced that it received authorization for the creation of a new cargo affiliate airline in Colombia. Lan Cargo S.A. estimated that the operational and technical certification process would take approximately six months to complete, which means that the new Colombian operations should be launched during the first quarter 2009.

On July 24, 2008, Sociedad Línea Aérea Carguera de Colombia S.A. was incorporated, where Lan Cargo Inversiones S.A., an affiliate of Lan Cargo S.A., has an ownership of 94.9%, equivalent to ThUS$ 664, Fast Air Almacenes de Carga S.A. has an ownership of 1.6% equivalent to ThUS$ 11 and Transporte Aéreo S.A. has an ownership of 0.3% equivalent to ThUS$ 2.

On August 7, 2008, Lan Cargo S.A. and Inversiones Lan S.A. sold all their stake at Sociedad de Seguridad Aérea S.A. (“Segaer S.A.”), an operation that generated profits amounting to ThUS$ 133.

On December 31, 2008, the agreement of the dissolution of South Florida Air Cargo Inc., an affiliate of Lan Cargo S.A., was reached. There were no accounting effecs in the Consolidated Statements of Income due to this dissolution.

Lan Perú S.A.

In May 2008, Lan Perú S.A. made a capital increase for an amount of ThUS$ 611, as a capitalization of its retained earnings.

Sistemas de Distribución Amadeus Chile S.A.

On May 6, 2008, Lan Airlines S.A. and its indirect affiliate, Transporte Aéreo S.A., sold all their stake in Sociedad Sistemas de Distribución Amadeus Chile S.A. This operation resulted in a gain amounting to ThUS$ 1,082.

Lan Cargo Inversiones S.A. (Ex - Línea Aérea Nacional S.A.)

On April 22, 2008, the indirect affiliate, Línea Aérea Nacional S.A. changed its legal name to Lan Cargo Inversiones S.A.

Lan Chile Investments Limited

On December 31, 2008, the agreement of the dissolution of Sociedad Líneas Aéreas de Navegación Dominicana S.A., was reached. There were no accounting effecs in the Consolidated Statements of Income due to this dissolution.

In October 2008, the Superintendency of Companies of Guayaquil authorized the dissolution of the affiliate Trinery S.A.

Note 11 - Advances for purchases of aircraft and other deposits

Advances for purchases of aircraft and other deposits are summarized as follows:

Note 12 - Other assets

Other assets are summarized as follows:

(1) The corresponding fair value derivative contract liability is recorded in Other current liabilities and in Other creditors long term.

(2) Spare parts for sale and aircraft for sale are shown net of a provisión for market value adjustment of ThUS$ 13,007 at December 31, 2008 (ThUS$ 2,186 at december 31, 2007).

Note 13 - Other liabilities and provisions

Other liabilities and provisions are summarized as follows:

a) Other current liabilities

b) Provisions (long-term)

Note 14 - Income tax

a) Charges arising from income tax amount to ThUS$ 10,309, ThUS$ 13,995 and ThUS$ 14,123 in 2008, 2007 and 2006 respectively, and have been determined based on current local tax legislation.

b) Deferred income taxes

At December 31, 2008, the accumulated balances from deferred taxes originating from temporary differences were as follows:

At December 31, 2007, the accumulated balances from deferred taxes originating from temporary differences were as follows:

Deferred tax Assets		Deferred tax Liabilities	
	Short-term	Long-term	Short-term	Long-term
	(In thousands of US$)			
Allowance for doubtful accounts	4,444	141	-	-
Provision for obsolescence of spare parts	2,935	-	-	-
Provision for vacations	2,511	1,402	-	-
Tax loss carry forwards	34	23,320	-	-
Others	2,058	22,927	-	-
Gross deferred tax assets	**11,982**	**47,790**	-	-
Prepaid expenses	-	-	3,547	1,264
Unearned income	-	-	-	17,781
Property and equipment	-	-	-	161,114
Others	-	-	2,163	27,787
Gross deferred tax liabilities	-	-	**5,710**	**207,946**
Less: Complementary accounts	-	-	-	(8,407)
Deferred tax assets valuation allowance	(1,648)	(18,136)	-	-
Total	**10,334**	**29,654**	**5,710**	**199,539**

c) Effect on results

	For the years ended December 31,		
	2008	2007	2006
	(In thousands of US$)		
Current income tax expense	(10,309)	(13,995)	(14,123)
Deferred income tax expense	(56,426)	(44,810)	(32,545)
Other tax expense	2,045	(970)	(169)
Total	**(64,690)**	**(59,775)**	**(46,837)**

d) At December 31, 2008, 2007 and 2006, deferred tax assets valuation allowance are as follows:

	Opening balance	Charged to expenses	Deductions	Closing balance
Valuation allowance	(In thousands of US$)			
December 31, 2008	19,784	-	(15,660)	4,124
December 31, 2007	15,302	4,482	-	19,784
December 31, 2006	10,988	4,314	-	15,302

Note 15 - Balances and transactions with related companies

a) Accounts receivable and payable with related parties are summarized as follows:

Current assets

Notes and accounts receivable from related companies:

Current liabilities

Notes and accounts payable to related companies:

Long-term assets

Notes and accounts receivable from related companies:

b) The main transactions with related entities are summarized as follows:

(1) This investment was sold in 2007.

The Company’s objective is to transact business with its related companies or individuals at prices and at terms equivalent to those used in transacting business with unrelated parties.

Note 16 - Loans from financial institutions (long-term)

Long-term loans from financial institutions are summarized as follows:

All of our loans from financial institutions are collateralized and thus they are secured by the same asset that is subject of the financing. These include nine Boeing aircraft, fourteen Airbus aircraft, spare engines and our corporate building. There are no additional collateral arrangements in connection with these financings.

Information with respect to restrictive covenants is detailed under the heading “Covenants” in Note 23 to the financial statements.

Scheduled payments of long-term loans from financial institutions at December 31, 2008 are as follows:

Note 17 - Securitization obligation

On August 22, 2002, the Company signed a securitization contract with Pelican Finance Ltd. The contract securitizes future credit card receivables aggregating ThUS$ 40,000. The terms of this contract are for the years between 2006 and 2009 with an annual financial cost of 6.96% At December 31, 2002, the Company had received the entire proceeds of ThUS$ 40,000 which were reported as a securitization obligation on the balance sheet.

The principal is payable as follows:

Note 18 - Leasing obligations

As indicated in Note 9, at December 31, 2008, the Company financed thirty three jet aircraft pursuant to operating leases and eight jet aircraft pursuant to a capital lease. The Company also leases maintenance facilities, other airport facilities, computer equipment and vehicles pursuant to capital leases.

The future minimum lease payments required under capital leases, together with the present value of such minimum lease payments and future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2008, were as follows:

Aircraft operational lease expenses recorded in the Consolidated Statements of Income amounted to ThUS$ 150,891, ThUS$ 158,917 and ThUS$ 157,681 for the years ended December 31, 2008, 2007 and 2006, respectively.

Note 19 - Shareholders’ equity

a) Changes in Shareholders’ equity

The changes in shareholders’ equity during 2006, 2007 and 2008 were as follows:

b) Capital

An agreement was reached at the Parent Company’s Extraordinary Shareholders Meeting held on April 5, 2007, to increase the corporate capital by issuing 22,090,910 unsubscribed shares (equivalent to existing shares), of which 19,881,819 had been subscribed and paid for by December 31, 2007 for an amount of MUS$ 319,141.

The authorized and paid-in capital of the Company is ThUS$ 453,444 at December 31, 2008 and 2007 and corresponds to 338,790,909 shares without par value.

The authorized and paid-in capital of the Company is ThUS$ 134,303 at December 31, 2006 and corresponds to 318,909,090 shares without par value.

c) Other reserves

Reserves at December 31 of each year were as follows:

d) Dividends

At the Annual General Meeting held on April 28, 2006, the shareholders agreed to distribute a final dividend amounting to US$ 0.22983 per share after deducting the interim dividends distributed during August 2005 and January 2006 amounting to US$ 0.11430 per share and US$ 0.10975 per share, respectively. A remaining balance of US$ 0.00578 per share was paid during May 2006.

At a meeting of the Board of Directors held on July 24, 2006, the directors agreed to distribute an interim dividend of US$ 0,15071 per share with respect to net income for 2006.

At a meeting of the Board of Directors held on December 26, 2006, the directors agreed to distribute an interim dividend of US$ 0.21256 per share with respect to net income for 2006. These dividends will be paid during January, 2007 and they are classified in Dividends Payable at December 31, 2006.

An agreement was reached at the Parent Company’s Ordinary Shareholders Meeting held on April 5, 2007, to distribute final dividends based on the results of fiscal year 2006 (amounting to US$ 0.52965 per share), after deducting the interim dividends that had been distributed in July and December, 2006 (equivalent to US$ 0.15071 and US$ 0.21256 per share respectively). The outstanding balance of US$ 0.16638 per share was paid in April 2007.

At a meeting of the Board of Directors held on July 31, 2007, the directors agreed to distribute an interim dividend of US$ 0,26596 per share with respect to net income for 2007.

At a meeting of the Board of Directors held on December 21, 2007, the directors agreed to distribute an interim dividend of US$ 0.35389 per share with respect to net income for 2007. These dividends are classified in Dividends Payable at December 31, 2007.

An agreement was reached at the Parent Company’s Ordinary Shareholders Meeting held on April 10, 2008, to distribute final dividends based on the results of fiscal year 2007 (amounting to US$ 0.63705 per share), after deducting the interim dividends that had been distributed in July and December, 2007 (equivalent to US$ 0.26596 and US$ 0.35389 per share respectively). The outstanding balance of US$ 0.01720 per share was paid in May 2008.

An agreement was reached at the Parent Company’s Ordinary Board of Directors Meeting, held on July 29, 2008, to distribute an interim dividend of US$ 0.28568 per share, based on the results of fiscal year 2008. Such dividends were paid in August 2008.

At the Parent Company’s Ordinary Board of Directors Meeting held on December 23, 2008, it was agreed to distribute an interim dividend amounting to US$ 0.30993 per share, based on the results of fiscal year 2008. On December 31, 2008 such amount was recorded under Dividends payable, which shall be paid in January 2009.

e) Major shareholders

The major shareholders of the Company at December 31, 2008, were as follows:

In July 2004, Inversiones Costa Verde Ltda. y Compañía en Comandita por Acciones, Axxion S.A. and Inversiones Santa Cecilia S.A. (shareholder with 7.31% ownership) entered into a management and control agreement. At December 31, 2008, this agreement is still in effect.

f) Stock issuance and placement expenses

The detail of the stock issuance and placement expenses incurred by the Company at December 31, 2008 is the following:

These costs are recorded in an equity account and classified under the Other reserves caption called Stock issuance and placement costs.

Pursuant to Circular Letter No. 1736 of the Superintendency of Securities and Insurance, the Stock issuance and placement expenses shall be discounted from the Capital at the next Extraordinary Shareholder Meeting to be held by the parent company.

g) Stock option plans

At the Extraordinary Shareholders’ Meeting held on April 5, 2007, a stock-option compensation plan was agreed to for the Company’s executives and 10% of the capital shares increase was authorized to be issued for this purpose.

On May 17, 2007, the Board of Directors granted a group of executives an option to subscribe for a total of 2,209,091 shares at a price of USD 16.11208 per share (this price is indexed to US CPI until the date of exercise). This was formalized during December 2007 through the signing of the first group of share subscription contracts in accordance to the following vesting calendar:

The stock-option compensation contracts consider the following terms:

The beneficiary must be an employee of the Company on the date the right to exercise the option begins, i.e. July 1, 2009, 2010 and 2011, respectively.

The executive will not be able to exercise any option before July 2009.

When the options become available, the option may be exercised for all or part of the shares and must be paid for in cash.

The executive is not compelled to make use of the right to exercise his options and, if he wishes to do so, can wait to exercise such options, in all or part, at the end of the plan whose deadline is on September 30, 2011.

Each exercise shall exceed 10% of the total stock option package.

The stock options given to each executive in accordance to this plan may not be sold or assigned under any circumstance, but shares purchased under this plan shall be owned by the executive with the same rights any other shareholder has and they may be sold immediately or whenever the executive deems convenient.

In case the executive resigns or gets laid off, he will just be able to exercise his rights for the options that may be in effect (i.e. those which have vested), losing the right to exercise the options that have not vested. In addition, the executive who resigns or gets laid off will have up to 30 calendar days (as of the date of his resignation or termination) to exercise the options that have vested, provided such term does not exceed the deadline set for the options package.

In the event of the death of the executive, the option to exercise his full stock package shall be given to his or her beneficiaries, who shall have up to 180 days to exercise the options as of the date of his decease. In the event of permanent impairment, the executive shall keep his complete option plan coupled to the same original vesting calendar.

As described in Note 2z), these shares have been valued and recorded according to the fair value of the options when granted, which amounted to ThUS$ 4,202 at December 31, 2008 (ThUS$ 3,516 at December 31, 2007), and was calculated using the Black-Sholes-Merton method. As of December 31, 2008, 1.604.000 options have been granted (1,235,000 in 2007).

Volatility has been estimated historically as it is not possible to estimate implicitly in the absence of a market for these options.

The fair value determined is recorded as a charge to wages and benefits and credit to Other reserves and is amortized on a straight-line basis over the period between the granting of the options and the date that these become vested. During the year ended December 31, 2008, ThUS$ 1.801 has been recorded regarding these options.

Note 20 – Other operating revenues

The Other revenues were comprised of the following:

Note 21 - Operating expenses

Wages and benefits are summarized as follows:

Other operating expenses include general and administrative expenses such as rents, insurance and other expenses of ThUS$ 181,514 in 2008, ThUS$ 197,942 in 2007 and ThUS$ 139,942 in 2006.

Other operating expenses also include advertising, promotional, and marketing expenses of ThUS$ 42,069 in 2008, ThUS$ 37,532 in 2007 and ThUS$ 23,459 in 2006.

Note 22 - Other income (expense) - net

Other income (expense) - net for each year are summarized as follows:

(1) Plea agreement reached with the Department of Justice of the United States (“DOJ”) in relation to the DOJ’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments (see Note 26).

(2) The reserve for loss regarding Air Freight investigation is provided at the estimated amount of contingent losses which are expected to be incurred as a result of the investigation by the European Commission (see Note 26).

(3) During 2006, the Company made the decision to restructure its operations and processes reducing its workforce. This restructuring resulted in non-operating expenses of ThUS$ 11,747 due to the payment of indemnities to terminated employees. The Company does not anticipate any further costs associated with this restructuring.

(4) With regard to these Boeing 737 aircraft, it was determined that it is more likely than not that such aircraft will be disposed of prior to the end of their useful life. Accordingly, a provision was established. See also Notes 9 and 12. The Company performed an impairment test on these aircraft as events and circumstances indicated that the assets may be impaired and undiscounted cashflows estimated to be generated were less than the book values.

Note 23 - Commitments and contingencies

At December 31, 2008 and 2007, the Company had granted the following mortgages, liens and guarantees:

Direct Guarantees:

Commitments

On July 20, 2005, the Company entered into a purchase agreement for an additional 3 Boeing 767-300 ER aircraft. Two of these aircraft were received during 2008 and the remaining aircraft is expected to be delivered during first quarter of 2009. The estimated maximum cost for the remaining aircraft is ThUS$ 150,000.

On October 4, 2005, the Company agreed with Airbus Industries to a new modification with respect to the purchase agreement signed on March 20, 1998. This amendment relates to the purchase of thirty two new Airbus A320 family aircraft (with an option to purchase an additional fifteen aircraft in the future). Eight of this aircraft were received during 2006, seven were received during 2007, fourteen were received during 2008 and the remaining three aircraft are expected to be delivered during 2009. The estimated cost for the remaining aircrafts is approximately ThUS$ 120,000.

On March 31, 2006, the Company entered into a purchase agreement for three Boeing 767-300 aircraft. One of these aircraft was received during 2007 and the two remaining aircraft were received during 2008.

On December 14, 2006, the Company entered into a purchase agreement for three Boeing 767-300 aircraft for a total of ThUS$ 450,000. These aircraft are scheduled for delivery during 2009.

On March 6, 2007, the Company exercised call option for the additional fifteen Airbus A320 family aircrafts related to the purchase agreement signed on October 4, 2005. These aircrafts are scheduled for delivery during 2010 and 2011. The estimated cost for these fifteen aircrafts is ThUS$ 600,000.

On July 3, 2007, the Company entered into a purchase agreement for two Boeing 777 freighter aircraft for a total of ThUS$ 500,000. These aircraft are scheduled for delivery during 2011 and 2012.

On October 29, 2007, the Company entered into a purchase agreement for twenty six Boeing 787 aircraft (with the option to purchase an additional fifteen aircraft). The estimated cost of these twenty six aircraft is ThUS$ 3,500,000. These aircraft are scheduled for delivery between 2014 and 2019.

On November 10, 2008, the Company entered into a purchase agreement for four (4) new Boeing 767-316ER aircraft (with the option to purchase additional two aircraft). The estimated cost of these four aircraft is ThUS $636,000 (listed price). These aircraft are scheduled for delivery in 2012.

Contingencies

As mentioned in Note 26, on January 21, 2009 Lan Cargo announced that it reached a plea agreement with the Department of Justice of the United States (“DOJ”) in relation to the DOJ’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments. Under the plea agreement, Lan Cargo agreed to pay a fine of US$88 million. In addition, the air freight company Aerolinhas Brasileiras S.A. (ABSA), in which Lan Cargo has an ownership stake, also reached a plea agreement with the DOJ for a fine of US$ 21 million.

On December 26, 2007, the Directorate-General for Competition of the European Commission notified LAN Cargo S.A. and LAN of the initiation of proceedings against 25 cargo airlines, among them LAN Cargo S.A., for allegations of anticompetitive behavior in the air freight business. LAN maintains a provision amounting to US$ 25.0 million in relation with this

The investigation by the U.S. Department of Justice prompted the filing of numerous civil class actions against many airlines, including Lan Cargo and Lan Airlines in the United States. A total of 54 civil actions naming numerous carriers were filed in the United States. These cases have since been consolidated in the United States District Court, Eastern District of New York. The Magistrate Judge assigned to the case has recommended a dismissal of the original complaint and a final ruling from the District Judge on the dismissal is expected shortly. In the event that the District Judge dismisses the original complaint, it is likely that Plaintiffs will be provided an opportunity to file an amended complaint and pursue the action. In addition, four civil class actions have been filed in Canada that include Lan Cargo as a defendant. It is not possible at this time to anticipate with any precision the outcome of these proceedings.

At December 31, 2008, the Company was a defendant in a number of commercial lawsuits of the type normally associated with the Company’s business and involving claims for damages for insignificant amounts. The Company has made no provision for these amounts because management believes that most of the resulting judgments will be favorable and any losses incurred will not result in any material liability to the Company.

Covenants

As a result of the various contracts entered into by the Company to finance the Boeing 767 aircraft that are financed by the Export - Import Bank of the United States, the Company is required to comply with certain restrictions regarding shareholder composition and disposal of assets.

As a result of the various contracts entered into by the Company to finance the Airbus A320 aircraft that are guaranteed by various European export credit agencies, the Company is required to comply with certain restrictions regarding shareholder composition and disposal of assets.

As a result of the securitization contract with Pelican Finance Ltd. in August 2002, there are certain restrictions on the use of the future cash flows which have been securitized.

As of December 31, 2008, the Company was in compliance with all covenants.

Other

At December 31, 2008, the Company had approved credit lines in the amount of ThUS$ 355,000 which have not been drawn. These credit lines are used mainly to cover (a) stand-by credit letters issued in favor of aircraft lessors and airports in the United States of America and other countries (b) bank credit letters issued in favor of the local air administration or the Chilean Government, and (c) stand-by lethers of credit in favor of foreign financial institutions to grant credit lines for interest rate and full derivative contracts.

Note 24 - Foreign currencies

Foreign currency assets and liabilities at December 31 of each year are summarized as follows:

Note 25 - Segment reporting

The Company reports segment information in accordance with Statement of Financial Accounting Standard No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS 131”). SFAS 131 establishes standards for reporting information about operating segments in annual financial statements as well as related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise about which separate financial statement information is available that is evaluated regularly by the chief operating decision maker in making decisions about allocating resources and assessing performance. The Company considers that it has one reportable segment. The Company‘s operating revenues by geographic region are summarized below:

The Company attributes operating revenues to the geographical area in which the relevant overseas point of the flight lies. The Company’s tangible assets consist primarily of flight equipment which is mobile across geographic markets and, therefore, has not been allocated.

Note 26 – Subsequent events

On January 21, 2009 Lan Cargo announced that it reached a plea agreement with the Department of Justice of the United States (“DOJ”) in relation to the DOJ’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments. This investigation reportedly involves more than 30 international airlines operating in the air freight business. Under the plea agreement, Lan Cargo agreed to pay a fine of US$88 million. In addition, the air freight company Aerolinhas Brasileiras S.A. (ABSA), in which Lan Cargo has a majority ownership stake, also reached a plea agreement with the DOJ for a fine of US$ 21 million. These amounts will be paid over a 5 year payment schedule and have been recorded as of December 31, 2008 within Other current liabilities (ThUS$ 19,000) and Other creditors (ThUS$ 90,000).

The Company has no knowledge of any other subsequent events that would have a significant effect on the balances or interpretation of these financial statements.

Note 27 - Differences between Chilean and United States generally accepted accounting principles

Accounting principles generally accepted in Chile (“Chilean GAAP”) vary in certain important respects from accounting principles generally accepted in the United States (“US GAAP”). Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

1. Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements, which have resulted in amounts which differ from those that would have otherwise been determined under US GAAP, are as follows:

a) Deferred income tax

As discussed in Note 14, effective January 1, 2000, the Company began applying Technical Bulletin No. 60 of the Chilean Institute of Accountants concerning deferred income taxes. Technical Bulletin No. 60 requires the recognition of deferred income taxes for all temporary differences arising after January 1, 2000, whether recurring or not, using an asset and liability approach. For US GAAP purposes, the Company has always applied Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes”, whereby income taxes are also recognized using substantially the same asset and liability approach. Deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities are based on enacted rates at the dates that the temporary differences are expected to reverse. The effect of changes in tax rates is included in income for the period that includes the enactment date.

After the year ended December 31, 1999, Chilean GAAP and US GAAP differ due to the recognition for US GAAP purposes of the reversal of deferred income taxes included in the US GAAP reconciliations in years prior to 2000.

Prior to the implementation of Technical Bulletin No. 60, no deferred income taxes were recorded under Chilean GAAP if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature.

Furthermore, deferred income tax assets under both Chilean and US GAAP should be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax asset to an amount that is more likely than not to be realized.

The effect of providing for deferred income taxes for the differences between the amounts shown for assets and liabilities in the balance sheet and the tax basis of those assets and liabilities is included in paragraph 1 q) below and certain disclosures required under FAS 109 are set forth under paragraph 2 c) below.

b) Goodwill

Until December 31, 2003, under Chilean GAAP, the excess of cost over the net book value of a purchased company was recorded as goodwill (the book value purchase method), which was then amortized to income over a maximum period of twenty years. Amortization of goodwill may be accelerated if the acquired company generates sufficient income to absorb the additional amortization in any given year. The excess of net book value over the cost of an investment was considered to be negative goodwill under Chilean GAAP and is also amortized to income over a maximum period of twenty years. The amortization of negative goodwill may be accelerated if the acquired company sustains losses.

Under US GAAP, goodwill and other intangibles are accounted for under SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interests method of accounting after this date. With respect to the purchase method of accounting, the cost of an investment is assigned to the tangible and identified intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of cost over the fair value of net assets acquired is recorded as goodwill. If an excess of acquired net assets over cost arises, the excess is allocated to reduce proportionally the values assigned to noncurrent assets (except long-term investments in marketable securities) in determining their fair values. If the allocation reduces the noncurrent assets to zero value, the remainder of the excess over cost (negative goodwill) is written off immediately as an extraordinary gain. SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized).

SFAS No. 142, “Goodwill and Other Intangible Assets” establishes the following:

•Theaccountingforarecognizedintangibleassetisbasedonitsusefullifetothereportingentity.Anintangibleassetwitha

finite useful life is amortized over the life of the asset, but goodwill and other intangible assets with indefinite useful lives are not amortized.

•Theremainingusefullivesofintangibleassetsbeingamortizedareevaluatedeachreportingperiodtodeterminewhether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset’s remaining useful life is changed, the remaining carrying value of the intangible asset is amortized prospectively over the revised remaining useful life.

•Goodwillandotherintangibleassetswithindefiniteusefullivesthatarenotsubjecttoamortizationaretestedforimpairment at least annually.

•Allgoodwillmustbeassignedtoareportingunit,whichisdefinedasanoperatingsegmentoronelevelbelowanoperating segment.

SFAS No. 142 became effective for years beginning after December 15, 2001. Accordingly, goodwill amortization ceased for US GAAP purposes beginning in 2002.

As discussed in Note 10, the Company has made a number of acquisitions. Acquisitions made prior to December 31, 2003, were recorded pursuant to the book value purchase method for Chilean GAAP purposes. For these acquisitions there were no significant differences in the allocation of the purchase price or the determination of goodwill between the book value purchase method in accordance with Chilean GAAP and the purchase accounting method required pursuant to SFAS No. 141 in accordance with US GAAP. For acquisitions after December 31, 2003 the fair value purchase method is used for both Chilean GAAP and US GAAP. However, under Chilean GAAP certain differences may occur in the identification of intangible assets and goodwill.

The companies acquired since January 1, 2004 are not material to the consolidated financial position of the Company and therefore adjustments to the purchase price allocation and pro forma financial statements showing the effect on operations as if the acquisitions had been completed at the beginning of the period are not presented.

For US GAAP purposes, the reversal of amortization of goodwill from the purchases made by the Company and the purchase accounting adjustments of conforming business acquisitions prior to June 30, 2001 to US GAAP are shown in paragraph 1 q) below. As a result of the annual impairment tests performed by the Company, no adjustment to the book value of goodwill was deemed necessary.

Under Chilean GAAP, the cost of an equity method investment is separated into an investment component (based on the purchase of the proportionate share of equity according to book values) and a goodwill component (based on the difference between the amount paid and the proportional book value of the investment). Under US GAAP, these components are combined in one balance sheet caption as an investment, and goodwill is determined in a manner similar to a consolidated subsidiary based on proportionate ownership. No disclosure has been presented for the effect of the reclassification between goodwill as determined under Chilean GAAP for equity method investments and goodwill determined under US GAAP as the effect of this reclassification is not significant.

The effects of reclassifying negative goodwill for the acquisitions prior to December 31, 2003 as determined under Chilean GAAP to proportionately reduce the values assigned to the non-current assets acquired in accordance with US GAAP are not significant.

c) Revaluation of property and equipment

As mentioned in Note 2 k), certain property and equipment are valued in the Consolidated Financial Statements at amounts determined in accordance with a technical appraisal. The revaluation of property and equipment is an accounting principle that is not generally accepted in the United States. Assets that were subjected to appraisals have been fully depreciated or are no longer owned by the Company. Accordingly, there is no impact on US GAAP results and no adjustments recorded.

d) Minimum dividend

As required by the Chilean Companies Act unless otherwise decided by the unanimous vote of the issued and subscribed shares, an open stock corporation must distribute a cash dividend in an amount equal to at least 30% of the company’s net income for each year adjusted for the deficit under developing period as determined in accordance with Chilean GAAP. Under Chilean GAAP, even though the minimum dividend is a legal requirement, the dividend is not recorded until it is declared by the Company. For 2008, 2007 and 2006, the full amount of the required dividend was declared as interim dividends and recorded by the Company, therefore, no adjustment is necessary.

e) Equity method of accounting and Consolidation

As mentioned in Note 2 l), for Chilean GAAP purposes, beginning in 2005, investments in related companies are accounted for pursuant to the equity method when the company’s investment represents between 20% and 50% of the voting stock of the investee. Prior to 2005, when investments in related companies represented between 10% and 50% of voting rights the equity method was used. For US GAAP purposes prior to February 1, 2003, investments in related companies required the use of the equity method of accounting for investments which give the investor the ability to exercise significant influence over operating and financial policies of the investee. For those companies which were determined to be controlled through the Company’s investment (generally, ownership of over 50% of the outstanding voting shares), US GAAP required consolidation. Subsequent to February 1, 2003, US GAAP requires the determination of whether an entity should be consolidated in accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which focused on identifying entities for which a controlling financial interest is achieved through means other that voting rights. Under this interpretation, a variable interest entity must be consolidated if certain consolidation requirements are met. An enterprise should consolidate an entity if that enterprise has a variable interest in the entity that will absorb a majority of the entity´s expected losses, receive a majority of the entity’s expected residual returns, or both. FIN 46, as revised by FIN 46R, was effective on February 1, 2003 for new transactions and effective for reporting periods after March 15, 2005 for transactions entered into prior to February 1, 2003.

Relative to the Company’s investments in related companies, there are no differences in the application of the equity method or consolidation between Chilean GAAP and US GAAP.

f) Monetary correction of subsidiaries

As indicated in Note 2 d), the Chilean peso financial statements of certain of the Company’s Chilean subsidiaries are restated through the application of price-level restatements in accordance with Chilean GAAP to show the effects of changes in the purchasing power of the Chilean peso, using indicators published by the National Institute of Statistics. The financial statements of such Chilean subsidiaries are then remeasured to US dollars at the exchange rates prevailing on December 31 of each year.

The inclusion of price-level restatements when the US dollar is the reporting currency is not permitted under US GAAP. However, in the case of the Company, the effects of including price-level restatement at the subsidiary level are not significant and accordingly the effects of reversing the price-level restatement are not included in the reconciliation of net income and net equity accounts to US GAAP in paragraph 1 q) below.

g) Investment securities

Under Chilean GAAP, investments in bonds held by the Company are carried at the lower of cost plus accrued interest or market value. Under Chilean GAAP, mutual funds are stated at market value based on year-end quoted values and unrealized gains and losses are recorded in the current year Consolidated Statement of Income. Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, investment securities, which include debt and certain equity securities, are accounted for as follows:

- Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.

- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings.

- Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity.

The Company’s investments in bonds are classified as available for sale securities for the purposes of SFAS No. 115. The effect of the difference between Chilean GAAP and US GAAP in accounting for the Company’s investment in bonds is included in the reconciliation of reported Net income to Comprehensive income in accordance with US GAAP in paragraph 1 q) below. There is no difference between Chilean GAAP and US GAAP for the Company’s investments in mutual funds as they are classified as trading securities for the purpose of SFAS No. 115.

h) Presentation in Statement of cash flows

Under Chilean GAAP, payments of leasing obligations subsequent to the date of purchase are treated in the Consolidated Statements of Cash Flows as additions of property and equipment and classified as cash outflows from investing activities. Under US GAAP, incurring directly-related debt to the seller of property and equipment is a financing transaction and subsequent payments of principal on that debt are thus considered to be cash outflows from financing activities.

Payments of collateral funds as guarantees for derivative contracts have been presented within financing activities. Under US GAAP these must be presented as operating activities.

As a result of these differences, the Consolidated Statements of Cash Flows under Chilean GAAP would have to be adjusted as follows to present the statement in accordance with US GAAP:

Net cash and cash equivalents at the end of year under US GAAP is as follows:

There are no significant non-cash investing or financing transactions in the three years ended December 31, 2008. The Company made cash payments for interest of ThUS$ 81,421, ThUS$ 73,633 and ThUS$ 60,107 for the years ended 2008, 2007 and 2006, respectively. The Company made tax payments of ThUS$ 101,292, ThUS$ 52,337 and ThUS$ 49,846 for the years ended 2008, 2007 and 2006, respectively.

For the year ended December 31, 2008, within the caption “Other” in the statement of reconciliation of net income to net cash provided by operating activities is included ThUS$ 109,000 related to the accrued liability for the plea agreement signed whit the DOJ.

i) Classification of income and expenses

Under Chilean GAAP, the following income and expenses arising during the years 2008, 2007 and 2006 are classified as Other income (expense) - net whereas under US GAAP they would be recorded within operating income:

The Company recorded ThUS$ 13,963 and ThUS$ 40,344 as cumulative effect for a change in accounting principles as Non-operating income in 2008 and 2006 for Chilean GAAP, respectively. These are adjusted for and included in the US GAAP reconciliation in Note 1 q).

See Note 22.

j) Internal use software

As mentioned in Note 2 aa), under Chilean GAAP all disbursements for the development of internal use software are charged to the results of operations as incurred. Under US GAAP, certain costs related to internal use software are capitalized while others are charged to the results of operations. External direct costs of materials and services consumed in developing or obtaining internal use computer software, payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal use computer software project and interest costs incurred while developing internal use computer software are capitalized. Maintenance, training, data conversion and reengineering costs are charged to the results of operations as incurred. However, in the case of the Company, the costs relating to internal use software are not significant and accordingly, these costs are not included in the reconciliation to US GAAP of net income and net equity accounts in paragraph 1 q) below.

k) Recognition of tax loss carryforwards

At December 31, 2000, Lan Perú had tax loss carryforwards of ThUS$ 7,590 resulting in a deferred tax asset of ThUS$ 2,326. A valuation allowance of ThUS$ 2,326 was provided to offset the entire deferred tax asset because at that time it appeared unlikely that these tax losses would be utilized in future years. Lan Perú was an equity method investee at December 31, 2000 and during 2001 the Company acquired an additional 21% ownership interest and Lan Perú became a consolidated subsidiary. No deferred tax asset was recognized under Chilean GAAP on the date of purchase. During 2001, Lan Perú had taxable income and utilized ThUS$ 1,673 of the deferred tax asset, leaving a balance of ThUS$ 653 which expired without being utilized. In accordance with US GAAP, when tax loss carryforwards that were not recognized at the acquisition date are recognized in a subsequent period, they first reduce to zero any positive goodwill related to the acquisition; then they reduce to zero all other noncurrent intangible assets; and finally, they reduce income tax expense. For Chilean GAAP purposes, the tax loss was used to reduce income tax expense without first reducing existing goodwill. As a result, the US GAAP reconciliation in paragraph 1 q) below includes an adjustment to decrease goodwill on the purchase of Lan Perú in 2001 by ThUS$ 488 and increase the current income provision by the same amount. The adjustment is based on the acquired ownership interest of 21% applied to the deferred tax asset of ThUS$ 2,326 recognized in 2001.

l) Derivative financial instruments

The Company uses interest rate swap and cap agreements to reduce its exposure from variable interest bearing liabilities and commitments. It also enters into commodity (jet fuel and West Texas Intermediate) swap and call contracts to fix the price for a given quantity of the aforementioned commodity, and “costless collars” which are a combination of call and put options so as to ensure a price range for jet fuel. In order to reduce the impact of foreign exchange rate fluctuations, the Company enters into foreign exchange hedge contracts.

Under Chilean GAAP, derivatives are accounted for in accordance with Technical Bulletin 57, “Accounting for Derivative Contracts” (TB 57). Under TB 57, all derivative financial instruments should be recognized on the balance sheet at their fair value. In addition, TB 57 requires that derivative financial instruments be classified as non-hedging (investment) instruments and hedging instruments, the latter further divided into those covering recognized assets or liabilities or an unrecognized firm commitment and those covering forecasted transactions.

Contracts to cover recognized assets or liabilities or an unrecognized firm commitment act as hedging instruments against the risk of a change in the fair value of a hedged item. The differences resulting from the changes in the fair value of both the hedged item and the derivative instrument should be accounted for as follows:

a) If the net effect is a loss, it should be recognized in earnings in the period of change. b) If the net effect is a gain, it should be recognized when the contract is closed and accordingly deferred on the balance sheet. c) If the net effect is a gain and net losses were recorded on the transaction in prior years, a gain should be recognized in earnings in the current period up to the amount of net losses recorded previously. d) If the effect is a net loss and net gains were recorded (as a deferred revenue) on the transaction in prior years, the gain should be utilized to offset the net loss before recording the remaining loss in the results of operations for the year.

Contracts to cover forecasted transactions are those that have the objective of protecting cash flow risks of a transaction expected to occur in the future (a cash flow hedge). The hedging instrument should be recorded at its fair value and the changes in fair value should be stated on the balance sheet as unrealized gains or losses. When the contract is closed, the unrealized gains or losses on the derivative instrument should be recognized in earnings without affecting the cost or sales price of the asset acquired or sold in the transaction. However, probable losses arising from purchase commitments should not be deferred.

Under Chilean GAAP, the Company includes unrealized losses related to derivative contracts amounting to ThUS$ 178,234 (ThUS$ 6,280 at December 31, 2007) under Other current assets and ThUS$ 154,602 (ThUS$ 57,177) under Other assets. Under US GAAP, such unrealized losses would be presented within Other Comprehensive Income.

Non-hedging (investment) instruments should also be presented at their fair value, with changes in fair value reflected in the earnings of the period in which the change in fair value occurs.

For US GAAP reconciliation purposes only, the Company has adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended, on the same matter (collectively referred to herein as “SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the Consolidated Balance Sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction or to the variability of the cash flows that are to be received or paid in connection with a recognized asset or liability or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, a foreign-currency-denominated forecasted transaction or a recognized asset or liability.

As indicated below in paragraph 2 f), the accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

The effect of the differences in accounting for derivative financial instruments under Chilean and US GAAP is included in paragraph 1 q) below. Additional information concerning derivative financial instruments that is required to be disclosed under SFAS 133 is set forth below in paragraph 2 f).

m) Change in accounting policy for maintenance costs and adoption of FSP AIR-1

As mentioned in the Financial Statements as of December 31, 2006, the Company changed its method of accounting for heavy aircraft and engine maintenance costs associated with its owned aircraft for both Chilean and US GAAP, from the accrual method to the built-in overhaul method, effective January 1, 2006. This change in accounting principle for Chilean and US GAAP was preferable, and in line with industry practice. The effect of this change was recorded prospectively under Chilean GAAP and resulted in an approximate US$ 40.3 million increase in Non-operating income for 2006.

In the FASB Staff Position No. AUG AIR-1 (“FSP AIR-1”), the FASB also eliminated the use of the accrual method for US GAAP, effective January 1, 2007. Therefore, for US GAAP only, the Company adopted FSP AIR-1 and changed its accounting principle for heavy aircraft and engine maintenance costs on leased aircraft from the accrual method to the cash method (record maintenance expenses as incurred), effective January 1, 2007.

For US GAAP reporting purposes, the Company has retrospectively applied the use of the built-in overhaul method and the cash method for owned and leased aircraft, respectively, to prior periods’ financial statements.

In the case of heavy aircraft and engine maintenance costs associated with the owned aircraft, the cumulative effect of the accounting change on periods prior to the fiscal year ended December 31, 2004 was reflected in the carrying amounts of assets and liabilities as of January 1, 2004. An offsetting adjustment was made to the opening balance of retained earnings as of January 1, 2004. The effects of this change in accounting policy are shown below and under paragraph 1 q). The effect of this change on the 2006 US GAAP results was a decrease in net income of approximately US$ 40.3 million. The cumulative effect on the 2004 beginning Shareholders´equity balance was an increase of US$ 38.7 million.

The effect of this change on the 2008 US GAAP results was a decrease in net income of approximately US$ 2.8 million (increase of US$ 32.9 million in 2007). The cumulative effect on the 2005 beginning Shareholders´equity balance was an increase of US$ 88 million.

n) Late delivery fees

Under Chilean GAAP, contractual payments made to the Company by the aircraft or equipment manufacturer due to the nondelivery of an aircraft or equipment by a stated delivery date, are accounted for as revenue. These payments are generally specified in the asset purchase agreement and are negotiated to represent compensation for an airline’s lost revenue associated with the delay in the delivery of an aircraft or equipment. As of December 31, 2008, a total of ThUS$ 5,950 was recorded as Other Income in Operating revenues due to a change in the delivery schedule of certain Airbus A318 aircraft (US$ 18.9 million in 2007).

For US GAAP reporting, the Company has adopted Technical Practice Aid (TPA) Technical Questions and Answers (TIS) section 2210.28, “Accounting for Certain Liquidated Damages” (AICPA, Technical Practice Aids), under which late delivery fees are typically recorded as a reduction of the cost of the asset and, therefore, reduce depreciation on a prospective basis. The effect of the differences in accounting for liquidated damages under Chilean and US GAAP is included in paragraph 1 q) below.

o) Stock option plans

As of January 1, 2007, the Company adopted SFAS No. 123(R) Accounting for Stock-Based Compensation for USGAAP reporting purposes. This standard requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values estimated at the date of the grant (with limited exceptions). Because as of the date of transition there were no shares outstanding from previous plans, FAS 123(R) had no effect on the Company´s result of operations or financial position upon adoption.

In May 17, 2007, the Board of Directors agreed to issue to a group of executives stock options for a total of 2,209,091 shares as mentioned in Note 19 to the Financial Statements. The Share Subscription Agreement (“Agreement”) dated December, 2007 sets the exercise price at USD 16.11208 per share, indexed to US CPI. As of December 31, 2008, 1,604,000 stock options have been granted under the Agreement.

For Chilean GAAP, the Company recognizes a charge to compensation cost and a credit to other reserves on a straight-line basis over the period between the date of grant and the date the options are vested.

The Company determined the fair value of the options granted, representing total compensation expense, using the “Black-Scholes-Merton” option valuation model and the assumptions Noted in the following table. Expected volatility is based on historical volatility of the Company’s stock and other factors. LAN estimated the expected term of awards granted based on the vesting and expiration terms of the awards. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time the valuation is made. The dividend yield is assumed to be 30% based on the Company’s history and expectation of dividend payments.

Total compensation cost as determined above amounts to ThUS$ 1,402 at December 31, 2008 (ThUS$ 3,516 at December 31, 2007). Of this amount, ThUS$ 584 has been recognized within the income statement under compensation expense for the year ended December 31, 2008 (ThUS$ 0 in 2007). The balance is expected to be recognized within the income statement throughout the remaining term of the grant (approximately 2.8 years).

Option vesting:

A summary of stock option activity, and changes during the year ended December 31, 2008 is presented below:

Treatment under Chilean GAAP, which is in accordance with International Financial Reporting Standard No. 2 Share-based payments, considers these stock options as equity awards. SFAS 123(R) requires that an award which is indexed to a factor that is not a market, performance, or service condition be classified as a liability. For US GAAP, the Company records a liability and compensation expense. The liability is measured based on the award´s fair value remeasured at each reporting date until the date of settlement and on the percentage of requisite service rendered at the reporting date. Changes in fair value are also recognized as compensation expense. The effect of the differences in accounting for stock options plan under Chilean and US GAAP is included in paragraph 1 q) below.

p) Financing of pre-delivery payments

As indicated in Note 3, effective January 1, 2008, the Company began capitalizing interest expense related to the financing of pre delivery payments for the adquitition of aircraft (interest during the construction period).

Under US GAAP, the Company will maintain its policy of not capitalizing interest cost associated with financing of PDP’s.

As of December 31, 2008, a total of ThUS$ 26,539 was recorded in the consolidated statement of income due to this change. The effect of the differences in accounting for financing of PDP’s under Chilean and US GAAP is included in paragraph 1 q) below.

The changes in Total Shareholders’ equity determined under US GAAP are summarized as follows:

2. Additional US GAAP disclosure requirements

The information set forth below is required under US GAAP but not under Chilean GAAP.

a) Earnings per share

The following disclosure of earnings per share information is not generally required for presentation in financial statements under Chilean GAAP but is required under US GAAP:

The earnings per share data shown above is determined by dividing net income for both Chilean GAAP and US GAAP purposes by the weighted-average number of shares of common stock outstanding during each year.

As of December 31, 2007 and 2008, 1,235,000 and 1,604,000 stock options respectively that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because to do so would have been antidilutive for the present period.

b) Investment securities

Shown below are the cost, gross unrealized gain and losses and approximate fair value of marketable securities under US GAAP (see paragraph 1g):

c) Income tax

The provision for income taxes charged to the results of operations under US GAAP was as follows:

Deferred tax assets (liabilities) are summarized as follows:

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rates of 17% to pretax accounting income on a US GAAP basis as a result of the following differences:

No reserves for uncertain income tax positions have been recorded pursuant to FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (FIN 48).

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay taxes on a separate return basis and not on a consolidated basis.

Inversora Cordillera S.A. and its subsidiary have tax loss carryforwards aggregating ThUS$ 29,033 at December 31, 2008 which have an expiration date of five years beginning in the first year that a loss is incurred. The related deferred tax asset was ThUS$ 10,162 at December 31, 2008.

Lan Chile Investment Limited and its subsidiaries have tax loss carryforwards aggregating ThUS$ 3,396 at December 31, 2008 which have expiration dates of five years after the year of the loss. The related deferred tax asset is ThUS$ 849 and a 100%

valuation allowance has been provided because at the present time it appears unlikely that these tax losses will be utilized in future years

Aerolinheas Brasileiras has tax loss carryforwards aggregating ThUS$ 3,304 at December 31, 2008 which have no expiration date. However, a 100% valuation allowance has been provided against the related deferred tax asset of ThUS$ 1,123 because at the present time it appears unlikely that these tax losses will be utilized in future years.

d) Fair value of financial instruments

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. The Company has adopted the provisions of SFAS 157 as of January 1, 2008, for financial instruments. Although the adoption of SFAS 157 did not materially impact its financial condition, results of operations, or cash flow, the Company is now required to provide additional disclosures as part of its financial statements.

In October 2008, the FASB issued FASB Staff Position FAS 157-c, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which was effective immediately. FSP FAS 157-c clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The Company has also considered the guidance provided by FSP FAS 157-c in its determination of estimated fair values during 2008.

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis:

As of December 31, 2008, the Company held certain items that are required to be measured at fair value on a recurring basis. These included:

(i) Investments in short term mutual funds (cash equivalents),
(ii) Bonds (available for sale securities),
(iii) Interest rate derivative contracts,
(iv) Fuel derivative contracts, and
(v) Foreign exchange swaps.

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by SFAS 157, on a recurring basis:

Investments in short term mutual funds are valued using publicly available year end quotes, therefore, they have been classified as Level I.

Bonds are investments in corporate bonds for which the fair value is determined using the market quotes. Due to this, we classified these investments as Level 1 under SFAS 157.

Interest rate derivative are related to the Company’s attempts to hedge LIBOR exposure. These contracts consist mainly of OTC transactions such as long term interest rate swaps, forward starting swaps and interest rate call options. All of them are contracted with high rating US counterparties.

Fuel derivative contracts are related to the Company’s attempts to hedge fuel costs and are denominated in WTI which has a high correlation (more than 95%) with the monthly average price of Jet Fuel paid by the Company to different suppliers.

Foreign Exchange Swaps are mainly related to the attempt to have a synthetic US dollar denominated deposit or Chilean Central Bank Obligation which are denominated in Chilean peso.

The fair value of WTI options are traded on US national exchanges and, therefore, have readily available public quotes. Because of this, they have been classified as Level I.

Fair values of all other derivative instruments and options are determined using either pricing valuation models that utilize market observable inputs or broker quotes. The valuation models consider projected discounted cash flows, relevant swap curves and appropriate implied volatilities. Taking that into consideration, we classified these derivatives as Level 2 under SFAS 157.

Assets and Liabilities that are not measured at Fair Value on a recurring basis:

The estimated fair values of the Company’s financial instruments not measured at fair value on a US GAAP basis are as follows:

e) Concentration of credit risk

The Company’s accounts receivable are generated primarily from airline ticket and cargo service sales to individuals and various commercial enterprises that are economically and geographically dispersed, and the accounts receivable are generally short-term in duration. Accordingly, the Company does not believe that it is subject to any significant concentration of credit risk.

f) Financial instruments

Accounting for Derivatives and Hedging Activities

All derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative as (1) a hedge of (a) the fair value of a recognized asset or liability or (b) an unrecognized firm commitment (a “fair value” hedge); (2) a hedge of (a) a forecasted transaction or (b) the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a “cash flow” hedge); (3) a foreign currency fair value or cash flow hedge (a “foreign currency” hedge); (4) a hedge of a net investment in a foreign operation; or (5) an instrument that is held for trading or non-hedging purposes (a “trading” or “non-hedging” instrument). Changes in the fair value of a derivative that is highly effective as, and that is designated and qualifies as, a fair value hedge, along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk (including changes that reflect losses or gains on firm commitments), are recorded in current period earnings. Changes in the fair value of a derivative that is highly effective as, and that is designated and qualifies as, a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income, until earnings are affected by the variability of cash flows of the hedged transaction (e.g., until periodic settlements of a variable rate asset or liability are recorded in earnings).

Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative exceed the variability in the cash flows of the forecasted transaction) is recorded in current period earnings. Changes in the fair value of a derivative that is highly effective as, and that is designated and qualifies as, a foreign currency hedge is recorded in either current period earnings or other comprehensive income, depending on whether the hedging relationship satisfies the criteria for a fair value or cash flow hedge.

If, however, a derivative is used as a hedge of a net investment in a foreign operation, the changes in the derivative’s fair value, to the extent that the derivative is effective as a hedge, are recorded in the cumulative translation adjustment account within other comprehensive income. Changes in the fair value of derivative trading and non-hedging instruments are reported in current period earnings.

Upon purchasing a financial instrument, the Company must determine whether a derivative instrument is “embedded” therein and if so, it must assess the economic characteristics of the embedded derivative to determine if they are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate, non-embedded instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and designated as either (1) a fair value, cash flow, or foreign currency hedge or (2) a trading or non-hedging derivative instrument. The Company, according to SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” can elect the fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation under SFAS No 133, Accounting for Derivative Instruments and Hedging Activities. Such election would eliminate the need to separate the instrument into a host contract and a derivative instrument and allow fair value accounting for the instrument in its entirety.

The Company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to (1) specific assets and liabilities on the balance sheet or (2) specific firm commitments or forecasted probable transactions. The Company also formally assesses (both at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods.

The Company discontinues hedge accounting prospectively when (1) it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; or (4) management determines that designating the derivative as a hedging instrument is no longer appropriate.

Derivative instruments and hedging activities

The Company uses interest-rate-related derivative instruments and commodity derivatives to manage its exposure on its variable-rate obligations and jet fuel price fluctuations. The Company does not enter into interest rate and commodity derivative instruments for any purpose other than cash-flow-hedging purposes. By using derivative financial instruments to hedge exposures to changes in interest rates and commodity prices, the Company exposes itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, the Company is not exposed to the counterparty’s credit risk in those circumstances. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties.

The Company faces market risk only to the unhedged portion of the Libor-linked obligations, and of the unhedged portion of the volume of jet fuel.

Financial instruments: fuel price risk management

Jet fuel price fluctuations are largely dependent on supply and demand for crude oil in the world, OPEC decisions, refinery capacities, stock levels of crude and global political factors. In order to minimize the risk of jet fuel price fluctuations, the Company enters into swap and option contracts in the jet fuel market or the West Texas Intermediate (WTI) market. The decision to enter into hedge contracts in the jet fuel or WTI market depends on the relative price of each commodity at the supposed trade date.

The Company enters into swap, costless collars and purchased call option contracts in order to fix or limit (depending on the case) the market price at a certain level for a given quantity of the above mentioned commodities. Pursuant to such contracts, the Company pays or receives, depending on the case, the difference between the agreed fixed price and the floating market price calculated on the notional amounts of such contracts. These contracts are classified as cash flow hedges for US GAAP purposes and as forecasted transactions for Chilean GAAP purposes.

As of December 31, 2008 and 2007, the Company had some ineffectiveness with regard to its cash flow hedges of forecasted purchases of jet fuel outstanding as of year end, however this amount was not recorded in the US GAAP reconciliation because it was immaterial.

The notional fuel hedged, the realized results on such contracts and the fair value for the years ending December 31, 2008, 2007 and 2006 are as follows:

For Chilean GAAP purposes, gains and losses on the hedging contracts referred to above are recognized as a component of Other income (expense)-net when the underlying fuel being hedged is consumed. For US GAAP purposes, such gains and losses would be classified as Operating expenses under the caption Aircraft fuel when the fuel being hedged is consumed.

Financial instruments: Interest rate risk management

The Company is exposed to the fluctuations of the LIBOR interest rates, due to the financing of certain aircraft. In order to reduce this exposure, the Company decided to hedge a high percentage of its debt through the use of interest rate swaps and interest rate options.

The Company maintains risk management control systems to monitor interest rate cash flow risk attributable to both the Company’s outstanding or forecasted debt obligations as well as the Company’s offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on the Company’s future cash flows.

Before 2006 the Company uses a mix of fixed rate debt and variable-rate (London Interbank Offered Rate - LIBOR) debt to finance its aircraft. All of these debt obligations expose the Company to variability in interest payments due to changes in interest rates. The Company believes that it is prudent to limit the variability of the majority of its interest payments. To meet this objective, the Company entered into LIBOR based interest rate swap agreements and interest rate call options to manage fluctuations in cash flows resulting from changes in the LIBO rate. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Company receives LIBOR based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt for the notional amount of its debt hedged.

After 2006, the Company uses only fixed rate obligations to finance its aircraft. For that purpose, the company entered into LIBOR based forward starting swap agreements to fix the rate of the future obligation before the delivery of a certain aircraft. Under the term of these contracts, the company offset the market risk for future obligations of having a different rate than the approved by management committee´s. When the forward starting swaps are terminated and the Company enters into fixed rate loans at the time an aircraft is received, the Company, for Chilean GAAP purposes, records the fair value on such derivatives net of the associated debt. Under US GAAP, such fair value remains in other comprehensive income and is recognized in earnings over the term of the debt which is also recorded at its fair value at the time an aircraft is received. Under US GAAP as of December 31, 2008, USD 35 million of deferred loss on derivative instruments accumulated in other comprehensive income are expected to be reclassified to earnings during the next 12 years approximately.

Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are reported in accumulated other comprehensive income. These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged interest payments in the same period in which the related interest affects earnings.

The fair value and the losses of these swap contracts for the years ending December 31, 2008, 2007 and 2006, are as follows:

Under FAS 133, the aforementioned derivative contracts (swaps and options) qualify as cash flow hedges even though some ineffectiveness exists as the notional amount over which some caps are calculated is different from the one used to determine the interest and lease payments on the aircraft. However, for US GAAP purposes, there was no amount of ineffectiveness recorded in earnings because the change in fair value of the perfect hypothetical option was greater than the change in fair value of the Company’s option. Under Chilean GAAP, the caps are accounted for as cash flow hedges and no ineffectiveness was determined.

The premium on the caps was allocated to individual caplets and is recognized in the income statement throughout the term of each contract for Chilean and US GAAP purposes.

In April 2002, the Company entered into a Treasury rate lock for a notional amount of ThUS$ 45,000 in order to hedge the variability in the cash proceeds attributable to changes in the benchmark interest rate to be received from the forecasted securitization of future credit card receivables. The forecasted transaction occurred on August 22, 2002. For Chilean GAAP purposes, the loss amounting to ThUS$ 3,622 arising from the settlement of the derivative was deferred and is amortized to the Consolidated Statements of Income over the term of the securitization. Under US GAAP, the derivative was accounted for as a cash flow hedge, and ThUS$ 3,219 was deferred in Other comprehensive income and subsequently amortized to the Consolidated Statements of Income, while ineffectiveness of ThUS$ 402 was recognised within the Consolidated Statements of Income as of that date. The effect of recording the amortization and the ineffectiveness in accordance with US GAAP is included in paragraph 1 q) above.

As a result of those hedging activities, the Company has 96% of its interest rate exposure hedged.

Financial instruments: foreign currency exchange rates

The Company conducts business in local currencies in several countries and accordingly faces the risk of variation in foreign currency exchange rates. A depreciation of the Chilean peso, the Brazilian real, Argentine peso, Mexican nuevo peso, Peruvian nuevo sol or the European euro against the U.S. dollar could have a material adverse effect on the Company because it has revenues and receivables denominated in those currencies. As a part of its risk management policy, the Company regularly monitors its exposure to variations in the exchange rates of these different currencies. In order to reduce the impact of the foreign exchange rate fluctuations, the Company enters from time to time into foreign exchange hedging contracts. Under these forward contracts, for any rate above or below the fixed rate, the Company receives or pays the difference between the spot rate and the fixed rate for the given amount at the settlement date.

As of and during the year ended December 31, 2008 and 2007, the Company has no outstanding exchange forward contracts for hedging purposes.

In order to have a better yield on its investments in 2008 and 2007, the Company entered into bank deposits in Chilean Peso together with a US dollar-Chilean pesos foreign exchange swap in order to receive US dollars at maturity. The mark to market value of these foreign exchange swaps amounted to a loss of US$ 1.35 million and is recorded in earnings under both Chilean and US GAAP.

Other information on derivative instruments

By using derivative financial instruments to hedge exposures to changes in exchange rates, interest rates, and jet fuel prices, the Company exposes itself to credit risk and market risk.

Credit risk is the risk that the counterparty might fail to fulfill its performance obligations under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates repayment risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, does not assume repayment risk. The Company minimizes its credit (or repayment) risk in derivative instruments by (1) entering into transactions with high-quality counterparties (2) limiting the amount of its exposure to each counterparty, and (3) monitoring the financial condition of its counterparties. The Company also maintains a policy of requiring that derivative contracts be governed by an ISDA Master Agreement. Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates, currency exchange rates, or jet fuel prices. The Company manages the market risk associated with interest rate, jet fuel price, and foreign-exchange contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

g) Comprehensive income (loss)

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The fair value of cash flow hedges were considered to be Other comprehensive income during 2008, 2007 and 2006 and the unrealized gain on available for sale securities has been included in 2008 and 2007.

h) Recent Accounting Pronouncements not yet implemented

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” - An Amendment of ARB No. 51. SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity.

The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Other than the presentation of minority interest within equity the Company does not expect the adoption of SFAS 160 will have an effect on its consolidated financial statements.

In December 2007, the FASB issued FASB Statements No. 141 (revised 2007), “Business Combinations”. In this statement, the FASB retained the fundamental requirements of Statement No. 141 to account for all business combinations using the acquisition method (formerly the purchase method) and for an acquiring entity to be identified in all business combinations. However, the fair value principles in the revised Statement are a major change from Statement No. 141’s cost allocation process, together with other revisions from past practice. Among other changes, Statement No. 141(R) requires the acquiring entity in a business combination to:

  Recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions
  Recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase
  Expense acquisition-related costs, such as legal and due diligence costs, when incurred
  Recognize any restructuring costs that the acquiring entity expects to incur with respect to the acquired business as an expense, rather than capitalize as part of the acquisition
  Disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.

The statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company does not expect the adoption of FAS141(R) to have and effect on its consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” The objective of the FSP is to provide guidance on accounting for a transfer of a financial asset and repurchase financing. The FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. FSP FAS 140-3 is effective for annual and interim periods beginning after November 15, 2008 and early adoption is not permitted. The Company is currently evaluating the provisions of this standard, but does not expect adoption to have a material impact on its financial position and results of operations.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (Statement 161). Statement 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Earlier adoption is permited. The Company currently provides an abundance of information about its hedging activities and use of derivatives, including many of the disclosures contained within Statement 161. Thus, the Company does not expect the adoption of Statement 161 will have a material impact on the disclosures already provided.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact, if any, of adopting FSP FAS 142-3 on its financial position and results of operations.

In June 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.” This EITF Issue provides guidance on the determination of whether such instruments are classified in equity or as a derivative instrument. The Company will adopt the provisions of EITF 07-5 on January 1, 2009 and the common stock call options will be subject to that guidance. The Company is currently evaluating the impact, if any, of adopting EITF 07-5 on its financial position and results of operations.

In October 2008, the FASB issued Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157, which the Company adopted as of January 1, 2008, in cases where a market is not active. The Company has considered the guidance provided by FSP 157-3 in its determination of estimated fair values as of December 31, 2008, and the impact was not material.

In November 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations”. ITF 08-6 continues to follow the accounting for the initial carrying value of equity method investments in APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, which is based on a cost accumulation model and generally excludes contingent consideration. EITF 08-6 also specifies that other-than-temporary impairment testing by the investor should be performed at the investment level and that a separate impairment assessment of the underlying assets is not required. An impairment charge by the investee should result in an adjustment of the investor’s basis of the impaired asset for the investor’s pro-rata share of such impairment. In addition, EITF 08-6 reached a consensus on how to account for an issuance of shares by an investee that reduces the investor’s ownership share of the investee. An investor should account for such transactions as if it had sold a proportionate share of its investment with any gains or losses recorded through earnings. EITF 08-6 also addresses the accounting for a change in an investment from the equity method to the cost method after adoption of Statement 160. EITF 08-6 affirms the existing guidance in APB 18, which requires cessation of the equity method of accounting and application of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, or the cost method under APB 18, as appropriate. EITF 08-6 is effective for transactions occurring on or after December 15, 2008. The Company does not anticipate that the adoption of EITF 08-6 will materially impact the Company’s financial position or results of operations.

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Lan Airlines S.A.

Nombre: Lan Airlines S.A., R.U.T. 89.862.200 -2

Constitución: Se constituye como sociedad de responsabilidad limitada, por escritura pública de fecha 30 de diciembre de 1983, otorgada en la Notaría de Eduardo Avello Arellano, habiéndose inscrito un extracto de ella en el Registro de Comercio de Santiago a fojas 20.341 número 11.248 del año 1983 y publicado en el Diario Oficial del día 31 de diciembre de 1983.

Por escritura pública de fecha 20 de agosto de 1985, otorgada en la Notaría de Miguel Garay Figueroa, la sociedad se transforma en una sociedad anónima, bajo el nombre de Línea Aérea Nacional Chile S.A. (hoy Lan Airlines S.A.), la que por expresa disposición de la Ley N°18.400, tiene la calidad de continuadora legal de la empresa pública del Estado creada en el año 1929 bajo el nombre de Línea Aérea Nacional de Chile, en lo relativo a las concesiones aeronáuticas y de radio comunicaciones, derechos de tráfico y otras concesiones administrativas.

La Junta Extraordinaria de Lan Chile S.A. de 23 de julio de 2004 acordó cambiar el nombre de la Compañía a “Lan Airlines S.A.” Un extracto de dicha la escritura a la que se redujo el Acta de dicha Junta fue inscrito en el Registro de Comercio del Conservador de Bienes Raíces a fojas 25.128 número 18.764 correspondiente al año 2004 y se publicó en el Diario Oficial de 21 de agosto de 2004. La fecha efectiva del cambio de nombre fue el 8 de septiembre de 2004.

Lan Airlines S.A. se rige por las normas aplicables a las sociedades anónimas abiertas, encontrándose inscrita para estos efectos bajo el Nº 0306, de 22 de enero de 1987, en el Registro de Valores de la Superintendencia de Valores y Seguros.

Nota: Los Estados Financieros de las filiales se presentan en este informe en forma resumida. Los antecedentes completos se encuentran a disposición del público en nuestras oficinas y en la Superintendencia de Valores y Seguros.

Lan Cargo S.A. y Filiales

Constitución: Constituida como sociedad anónima cerrada por escritura pública de fecha 22 de mayo de 1970, otorgada en la Notaría de Sergio Rodríguez Garcés, constitución que se materializó con el aporte de los activos y pasivos de la sociedad Línea Aérea del Cobre Limitada (Ladeco Limitada), constituida con fecha 3 de Septiembre de 1958 en la Notaría de Jaime García Palazuelos. La sociedad ha experimentado diversas reformas, siendo la última aquella que consta en la escritura pública de fecha 20 de Noviembre de 1998, y cuyo extracto fue inscrito a fojas 30.091 número 24.117 del Registro de Comercio de Santiago y publicado en Diario Oficial de fecha 3 de Diciembre de 1998, en virtud de la cual Ladeco S.A. fusionó por incorporación a la filial de Lan Chile S.A. denominada Fast Air Carrier S.A.

Por escritura pública de 22 de octubre de 2001 a la que se redujo el acta de la Junta Extraordinaria de Accionistas de Ladeco S.A. de misma fecha, se modificó la razón social a “Lan Chile Cargo S.A.” Un extracto de dicha escritura se inscribió en el Registro de Comercio del Conservador de Bienes Raíces de Santiago a fojas 27.746 número 22.624 correspondiente al año 2001 y se publicó en el Diario Oficial de 5 de Noviembre de 2001. El cambio de nombre tuvo vigencia a contar del 10 de diciembre de 2001.

Por escritura pública de 23 agosto de 2004 a la que se redujo el acta de la Junta Extraordinaria de Accionistas de Lan Chile Cargo S.A. de 17 de agosto de 2004, se modificó la razón social a “Lan Cargo S.A.” Un extracto de dicha escritura se inscribió en el Registro de Comercio del Conservador de Bienes Raíces de Santiago a fojas 26.994 número 20.082 correspondiente al año 2004 y se publicó en el Diario Oficial de 30 de agosto de 2004.

Objeto: Realizar y desarrollar sea por cuenta propia o ajena lo siguiente: el transporte en general en cualquiera de sus formas y, en particular, el transporte aéreo de pasajeros, carga y correspondencia, dentro y fuera del país; las actividades turísticas, de hotelería y demás complementarias a ellas, en cualquiera de sus formas, dentro y fuera del país; la compra, venta, fabricación y/o integración, mantenimiento, arrendamiento o cualquier otra forma de uso o goce, sea por cuenta propia o de terceros, de aviones, repuestos y equipos aeronáuticos, y la explotación de ellos a cualquier título; la prestación de toda clase de servicios y asesorías relacionados con el transporte en general y, en particular, con el transporte aéreo en cualquiera de sus formas, sea de apoyo terrestre, de mantenimiento, de asesoría técnica o de otra especie, dentro y fuera del país, y toda clase de actividades y servicios relacionados con el turismo, hotelería y demás actividades y bienes antes referidos, dentro y fuera del país. En el cumplimiento de los objetivos anteriores, la Compañía podrá realizar inversiones o participar como socia en otras sociedades, sea adquiriendo acciones o derechos o intereses en cualquier otro tipo de asociación, así fuere en las ya existentes o que se formen en el futuro y, en general, ejecutar todos los actos y celebrar todos los contratos necesarios y pertinentes a los fines indicados.

Capital Suscrito y Pagado:	MUS$	83.225
Utilidad (perdida):	MUS$	(21.495)
Participación:		99,8980%
% sobre Activos de la Matriz:		6,14%

Directorio

Presidente:	José Cox Donoso
Directores:	Juan José Cueto Plaza
	Ramón Eblen Kadis
	Ignacio Cueto Plaza
	Enrique Cueto Plaza

Sociedades Filiales de Lan Cargo S.A. y Participación

Laser Cargo S.R.L.	99,99%
Aircraft Internacional Leasing Limited	99,98%
Ediciones Ladeco América S.A.	99,00%
Ladeco Cargo S.A. (Ex Ladeco Turismo S.A.)	99,01%
Fast Air Almacenes de Carga S.A.	99,90%
Prime Airport Services Inc.	100,00%
Lan Cargo Overseas Limited (Ex-Ladeco Overseas S.L.) and Subsidiaries	99,98%
Transporte Aéreo S.A.	99,99%
Consorcio Fast Air Almacenes de Carga S.A. - Laser Cargo S.R.L. Unión Transitoria de Empresas	100,00%
Blue Express Intl. S.A. y filial	99,99%
Lan Cargo Inversiones S.A. y filial	99,00%
Connecta Corp.	100,00%

LAN CARGO S.A. Y FILIALES
(Sociedad anónima cerrada)

Al 31 de Diciembre Balance General Consolidado (en miles de dólares)	2008 MUS$	2007 MUS$
Activos	898.612	911.246
Pasivos	597.135	546.125
Patrimonio	301.477	365.121
Pasivos y patrimonio	898.612	911.246

Al 31 de Diciembre Estado Consolidado de Resultados (en miles de dólares)	2008 MUS$	2007 MUS$
Ingreso de Explotación	1.232.948	1.012.674
Resultado Operacional	109.127	149.074
Resultado no Operacional	(136.020)	4.804
Impuesto a la Renta	4.594	(12.619)
Amortización mayor valor de inversiones	131	130
Interés minoritario	673	(771)
Utilidad (Pérdida) del Ejercicio	(21.495)	140.618

Al 31 de Diciembre Estado Consolidado de Flujos de Efectivo (en miles de dólares)	2008 MUS$	2007 MUS$
Flujo neto originado por actividades de la operación	98.801	76.584
Flujo neto originado por actividades de financiamiento	(70.934)	(59.153)
Flujo neto originado por actividades de inversión	(23.265)	(17.287)
Efecto de la inflación sobre el efectivo y efectivo equivalente	(661)	(84)
Variación neta del efectivo y efectivo equivalente	3.941	60

Lan Perú S.A.

Constitución: Sociedad anónima constituida en el Perú el 14 de Febrero de 1997.

Objeto: Prestación de servicios de transporte aéreo de pasajeros, carga y correo, a nivel nacional e internacional, de conformidad con la legislación de aeronáutica civil.

Capital Suscrito y Pagado:	MUS$	4.341
Utilidad (perdida):	MUS$	1.165
Participación:	70,00%
% sobre Activos de la Matriz:		0,10%

Directorio

Presidente:	Emilio Rodríguez Larraín Salinas
Directores:	Enrique Cueto Plaza
Ignacio Cueto Plaza
Alejandro de la Fuente Goic
Jorge Harten Costa
Alejandro García Vargas
Luis Enrique Gálvez de la Puente

LAN PERU S.A.

(Sociedad anónima cerrada)

Inversiones Lan S.A. y Filiales

Constitución: Constituida como sociedad anónima cerrada por escritura pública de fecha 23 de enero de 1990, otorgada en la Notaría de Humberto Quezada M., inscrita en el Registro de Comercio de Santiago a fs. 3.462 N°1.833 del año 1990, y publicada en el Diario Oficial del día 2 de febrero de 1990.

Objeto: Realizar inversiones en toda clase de bienes, sean éstos muebles o inmuebles, corporales o incorporales. Además, la Sociedad podrá formar otros tipos de sociedades, de cualquier especie; adquirir derechos en sociedades ya formadas, administrarlas, modificarlas y liquidarlas.

Capital Suscrito y Pagado:	MUS$ 458
Utilidad (perdida):	MUS$ 3.959
Participación:	99,71%
% sobre Activos de la Matriz:	0,15%

Directorio

Presidente:	Enrique Cueto Plaza
Directores:	Ignacio Cueto Plaza
Alejandro de la Fuente Goic
Roberto Alvo Milosawlewitsch
Enrique Elsaca Hirmas

Sociedades Filiales de Inversiones LAN S.A. y Participación:

INVERSIONES LAN S.A. Y FILIALES

(Sociedad anónima cerrada)

Inmobiliaria Aeronáutica S.A.

Constitución: Constituida como sociedad anónima cerrada por escritura pública de fecha 01 de agosto de 1995, otorgada en la Notaría de Gonzalo de la Cuadra Fabres e inscrita en el Registro de Comercio de Santiago a fs. 21.690 bajo el N° 17.549 del año 1995 y publicado en el Diario Oficial el día 14 de septiembre de 1995.

Objeto: Realizar adquisiciones y enajenaciones de bienes raíces y de derechos sobre ellos; el desarrollo, planificación, enajenación y construcción de inmuebles y proyectos inmobiliarios; el arrendamiento, administración y cualquier otra forma de explotación de bienes raíces, ya sea por cuenta propia o de terceros.

Capital Suscrito y Pagado:	MUS$ 1.147
Utilidad (perdida):	MUS$ 3.682
Participación:	100,00%
% sobre Activos de la Matriz:	0,18%

Directorio

Presidente:	Enrique Cueto Plaza
Alejandro de la Fuente Goic
Armando Valdivieso Montes

INMOBILIARIA AERONÁUTICA S.A.

(Sociedad anónima cerrada)

Comercial Masterhouse S.A.

Constitución: Constituida como sociedad anónima cerrada por escritura pública de fecha 22 de Junio de 1987, otorgada en la Notaría de Santiago de don Raúl Undurraga Laso, inscrita en el Registro de Comercio de Santiago a fs. 13.139 N°8495 del año 1987 y publicada en el Diario Oficial del día 2 de Julio de 1987. La sociedad ha experimentado diversas reformas, siendo la última aquella que consta en la escritura pública de fecha 24 de Agosto de 1999 otorgada en la Notaría de Santiago de don Eduardo Pinto Peralta inscrita en el Registro de Comercio de Santiago a fs. 21.042 N°16.759 del año 1999 y publicada en el Diario Oficial del día 8 de Septiembre de 1999.

Objeto: Explotación, administración y representación de empresas o negocios nacionales o extranjeros dedicados a actividades hoteleras, navieras, aéreas y turismo; explotación por cuenta propia o de terceros, arrendamiento automóviles; importación, exportación, producción, comercialización y distribución por cuenta propia o ajena, en mercados nacionales e internacionales cualquiera clase mercaderías, sean materias primas, insumos o productos terminados.

Capital Suscrito y Pagado:	MUS$	225
Utilidad (perdida):	MUS$	266
Participación:	100,00%
% sobre Activos de la Matriz:	0,01%

Directorio

Presidente:	Abel Bouchon Silva
Directores:	Armando Valdivieso Montes
Andrés del Valle Eitel

COMERCIAL MASTERHOUSE S.A.

(Sociedad anónima cerrada)

Lan Pax Group S.A. y Filiales

Constitución: Constituida como sociedad anónima cerrada por escritura pública de fecha 27 de Septiembre de 2001, otorgada en la Notaría de Santiago de don Patricio Zaldivar Mackenna, inscrita en el Registro de Comercio de Santiago a fs. 25.636 N° 20.794 de 04 de octubre del año 2001 y publicada en el Diario Oficial del día 6 de Octubre de 2001.

Objeto: Realizar inversiones en toda clase de bienes, sean estos muebles o inmuebles, corporales o incorporales. Dentro de su giro, la sociedad podrá formar todo tipo de sociedades, de cualquier especie; adquirir derechos en sociedades ya formadas, administrarlas, modificarlas, liquidarlas. En general podrá adquirir y enajenar todo tipo de bienes y explotarlos, sea por cuenta propia o ajena, así como realizar todo tipo de actos y celebrar toda clase de contratos que sean conducentes a sus finalidades. Ejercer el desarrollo y explotación de toda otra actividad derivada del objeto social y/o vinculadas, conexas, coadyuvantes o complementarias del mismo.

Capital Suscrito y Pagado:	MUS$ 425
Utilidad (perdida):	MUS$ 13.870
Participación:	100,00%
% sobre Activos de la Matriz:	0,00%

Directorio

Presidente:	Ignacio Cueto Plaza
Directores:	Alejandro de la Fuente Goic
Enrique Elsaca Hirmas

Sociedades Filiales de LAN Pax Group S.A. y Participación

LAN PAX GROUP S.A. Y FILIALES

(Sociedad anónima cerrada)

Lan Chile Investments Limited y Filiales

Constitución: Constituida como sociedad limitada por escritura pública de fecha 30 de julio de 1999 en Islas Cayman, procediendo a su inscripción en el Registro de Compañías de Islas Cayman, en la misma fecha.

Objeto: Su objeto social es el de realizar inversiones en toda clase de bienes, sean estos muebles o inmuebles, corporales o incorporales.

Capital Suscrito y Pagado:	MUS$ 10
Utilidad (perdida):	MUS$ 1.065
Participación:	100,00%
% sobre Activos de la Matriz:	0,00%

Directorio

Presidente:	Enrique Cueto Plaza
Directores:	Alejandro de la Fuente Goic
Andrea Williams

Sociedades Filiales de LAN Chile Investments Limited y Participación

LAN CHILE INVESTMENTS LIMITED Y FILIALES

(Sociedad Limitada)

Subsidiaries Information

Lan Airlines S.A.

Name: Lan Airlines S.A.,

TAXPAYER IDENTIFICATION Nº 89.862.200 -2

INCORPORATION: Chartered as a limited liability company by public deed dated December 30, 1983, witnessed and certified in the Notary Offices of Eduardo Avello Arellano, recorded in Folios 20,341 Nº11248 of the Santiago Business Registry of the same year, and announced in the Official Gazette on December 31, 1983.

By public deed dated August 20, 1985, witnessed and certified in the Notary Offices of Miguel Garay Figueroa, the corporation was converted to a joint stock company under the name Línea Aérea Nacional Chile S.A. (today called Lan Airlines S.A.). This latter company is, with respect to aeronautic and radio communication concessions, traffic rights, and other administrative grants and as expressly provided for by Corporation Law Nº: 18,400, the legal successor of the State enterprise formed in 1929 as the Línea Aérea Nacional de Chile.

The Extraordinary Shareholders Meeting held on July 23, 2004 agreed on the change of name of the Company to “Lan Airlines S.A.”. An abstract of the relevant public deed was registered with the Chilean Commerce Registry on page 25128 number 18764 and was published in the Official Gazette on August 21, 2004. The effective date of the change of name was September 8, 2004.

Lan Airlines S.A. is governed by regulations pertaining to publicly held corporations in Chile. In conformity therewith, the Company is listed in the Securities Register of the Superintendency of Securities and Insurance, pursuant to register Nº0306, of January 22, 1987.

Note: The financial information presented here has been summarized for presentation purposes. The complete financial statements of these entities are available for the public at LAN´s corporate headquarters or at the the Superintendency of Securities and Insurance in Chile.

Lan Cargo S.A. and Subsidiaries

Incorporation History: Chartered as a closed stock company by public deed dated May 22, 1970, witnessed and certified in the Notary Offices of Sergio Rodríguez Garcés. This entity was formed with the assets and liabilities of the entity Línea Aerea del Cobre Limitada (Ladeco Limitada) which was chartered by public deed dated September 3, 1958, witnessed and certified in the Notary Offices of Jaime García Palazuelos. The Company’s bylaws have since been amended on a number of occasions, the most recent change being effected by public deed dated November 20, 1998, recorded in Folios 30091 Nº24117 of the Santiago Business Registry, and announced in the Official Gazette on December 3, 1998, where Ladeco S.A., merged with, through incorporation of, Fast Air Carrier S.A., another subsidiary of Lan Chile S.A.

The Extraordinary Shareholders Meeting of Ladeco S.A. held on October 22, 2001 agreed on the change of name of the Company to “Lan Chile Cargo S.A.” The change was registered by public deed dated August 23, 2004. An abstract of the relevant public deed was registered with the Chilean Commerce Registry on page 27746 number 22624 and was published in the Official Gazette on November 5, 2001. The change of name was effective from December 10, 2001.

The Extraordinary Shareholders Meeting of Lan Chile Cargo S.A. held on August 17, 2004 agreed on the change of name of the Company to “Lan Cargo S.A.” An abstract of the relevant public deed was registered with the Chilean Commerce Registry on page 26994 number 20082 and was published in the Official Gazette on August 30, 2004.

Business Purpose: To engage in and conduct on its own account or on behalf of others general transportation activities in any form and, in particular, the transport of passengers, cargo and mail by air within and beyond Chile; Tourism, the hotel business and other complementary activities in any of their forms, in the country and abroad; to purchase, sell, manufacture and/or integrate, maintain, lease or exercise the use or possession of aircraft, spare parts, and aeronautic equipment and the operation of the same by way of any title, whether on its own account or on behalf of third parties; to perform services and provide consultation related to transportation in general and to air transport in particular, in any of its forms, whether these activities consist of ground support, maintenance, technical assistance or some other pursuit, within and beyond Chile; and to engage in every class of activity and service related to tourism, the catering trade, and to the other activities, and property mentioned above, in the country and abroad. The Company may make investments or become a partner in other companies by acquiring shares or rights or interests in any other type of association, whether existing or formed in the future; and generally perform all acts and enter into all contracts necessary and pertinent to fulfill the above objectives.

Subscribed and Paid-In Capital:	THUS$ 83.225
Net Income (Loss):	THUS$ (21.495)
LAN Airlines S.A. Interest:	99,8980%
% over Consolidated Assets:	6,14%

Board of Directors

Chairman:	José Cox Donoso
Directors:	Juan José Cueto Plaza
Ramón Eblen Kadis
Ignacio Cueto Plaza
Enrique Cueto Plaza

Subsidiaries and Lan Cargo S.A. Shareholding Therein

LAN CARGO S.A. AND SUBSIDIARES

(Closed Corporation)

Lan Perú S.A.

Incorporation History: Chartered as a closed corporation in Peru on February 14, 1997.

Business Purpose: To engage in and conduct transportation activities for the transport of passengers, cargo and mail by air within and beyond Peru in conformity with all civil aeronautical laws.

Subscribed and Paid-In Capital:	THUS$	4,341
Net Income (Loss):	THUS$	1,165
LAN Airlines S.A. Interest:	70.00%
% over Consolidated Assets:		0.10%

Board of Directors

Chairman:	Emilio Rodríguez Larraín Salinas
Directors:	Enrique Cueto Plaza
Ignacio Cueto Plaza
Alejandro de la Fuente Goic
Jorge Harten Costa
Alejandro García Vargas
Luis Enrique Gálvez de la Puente

LAN PERU S.A.

(Closed Corporation)

Inversiones Lan S.A. and Subsidiaries

Incorporation History: Chartered by public deed as a closed stock company dated January 23, 1990, witnessed and certified in the Notary Offices of Humberto Quezada M., recorded in Folios 3,462 Nº. 1,833 of the Santiago Business Registry of the same year, and announced in the Official Gazette on February 2, 1990.

Business Purpose: To invest in all manner of property, whether movable or real estate, tangible or intangible; to establish all manner of other corporations; and to acquire shareholdings in, administer, reorganize, and liquidate existing companies.

Subscribed and Paid-In Capital:	THUS$ 458
Net Income (Loss):	THUS$ 3,959
LAN Airlines S.A. Interest:	99.71%
% over Consolidated Assets:	0.15%

Board of Directors

Chairman:	Enrique Cueto Plaza
Directors:	Ignacio Cueto Plaza
Alejandro de la Fuente Goic
Roberto Alvo Milosawlewitsch
Enrique Elsaca Hirmas

Subsidiaries and Inversiones Lan S.A. Shareholding Therein:

INVERSIONES LAN S.A. AND SUBSIDIARIES

(Closed Corporation)

Inmobiliaria Aeronáutica S.A.

Incorporation History: Chartered as a closed corporation by public deed dated August 1, 1995, witnessed and certified in the Notary Offices of Gonzalo De la Cuadra Fabres, recorded in Folios 21,690 Nº.17,549 of the Santiago Business Registry of the same year, and announced in the Official Gazette on September 14, 1995.

Business Purpose: To acquire and dispose of real estate and rights therein; to plan, develop, assemble, and sell real estate holdings and projects; and to lease and administer real estate and have the use thereof in any other manner, whether on its own account or on behalf of third parties.

Subscribed and Paid-In Capital:	THUS$ 1,147
Net Income (Loss):	THUS$ 3,682
LAN Airlines S.A. Interest:	100.00%
% over Consolidated Assets:	0.18%

Board of Directors

Chairman:	Enrique Cueto Plaza
Directors:	Alejandro de la Fuente Goic
Armando Valdivieso Montes

INMOBILIARIA AERONÁUTICA S.A.

(Closed Corporation)

Comercial Masterhouse S.A.

Incorporation History: Chartered as a closed stock corporation by public deed dated June 22, 1987, witnessed and certified in the Santiago Notary Offices of Raul Undurraga Laso, recorded in Folios 13,139 N°8495 of the Santiago Business Registry of the same year and announced in the Official Gazette on July 2, 1987. The Company’s bylaws have since been amended, the most recent change being effected by public deed dated August 24, 1999 witnessed and certified in the Santiago Notary Offices of Eduardo Pinto Peralta, recorded in Folios 21,042 N°16759 of the Santiago Business Registry of the same year and announced in the Official Gazette on September 8, 1999.

Business Purpose: The development, administration and representation of businesses (national or foreign) dedicated to hotel, shipping, air transport or tourism activities; the development on its own behalf or for third parties of car rentals; the import, export, production, commercialization and distribution in domestic and / or international markets on its own behalf or for third parties of any merchandise (be it raw materials, intermediary or finished products).

Subscribed and Paid-In Capital:	THUS$	225
Net Income (Loss):	THUS$	266
LAN Airlines S.A. Interest:	100.00%
% over Consolidated Assets:	0.01%

Board of Directors

Chairman:	Abel Bouchon Silva
Directors:	Armando Valdivieso Montes
Andrés del Valle Eitel

COMERCIAL MASTERHOUSE S.A.

(Closed Corporation)

Lan Pax Group S.A. y Filiales

Incorporation History: Chartered as a closed corporation by public deed dated September 27, 2001, witnessed and certified in the Notary Offices of Patricio Zaldivar Mackenna, recorded in Folios 25,636 Nº20,794 of the Santiago Business Registry on October 4, 2001, and announced in the Official Gazette on October 6, 2001.

Business Purpose: To invest in all manner of property, whether movable or real estate, tangible or intangible; to establish all manner of other corporations; to acquire shareholdings in, administer, reorganize, and liquidate existing companies. In general, this entity could acquire or engage the manufacturing or commercialization of all types of goods and services on its own accord or for third parties; and it could perform any acts or enter into any kind of contract related to its ultimate goals. It may develop and exploit any other activity resulting from, related, connected, helpful or complementary to its business.

Subscribed and Paid-In Capital:	THUS$ 425
Net Income (Loss):	THUS$ 13,870
LAN Airlines S.A. Interest:	100.00%
% over Consolidated Assets:	0.00%

Board of Directors

Chairman:	Ignacio Cueto Plaza
Directors:	Alejandro de la Fuente Goic
Enrique Elsaca Hirmas

Subsidiaries and Lan Pax Group S.A. Shareholding Therein

Inversora Cordillera S.A. y filiales	90.52%
Siventas S.A.	95.00%
Atlantic Aviation Investments LLC	99.00%
Perdiz Leasing LLC	99.00%

LAN PAX GROUP S.A. AND SUBSIDIARIES

(Closed Corporation)

Lan Chile Investments Limited and Subsidiaries

Incorporation History: Chartered as a limited liability company in Cayman Islands by public deed dated July 30, 1999, and registered in the Cayman Islands Registry of Companies on the same date.

Business Purpose: To invest in all manner of property, whether movable or real estate, tangible or intangible.

Subscribed and Paid-In Capital:	THUS$ 10
Net Income (Loss):	THUS$ 1.065
LAN Airlines S.A. Interest:	100,00%
% over Consolidated Assets:	0,00%

Board of Directors

Chairman:	Enrique Cueto Plaza
Directors:	Alejandro de la Fuente Goic
Andrea Williams

Subsidiaries and Lan Chile Investments Limited Shareholding Therein

Aerolane, Líneas Aéreas Nacionales del Ecuador S.A. y filiales	71.95%
Puerto Montt Holding S.A. y filiales	99.875%
Inversiones La Burguería S.A. y filial	99.90%

LAN CHILE INVESTMENTS LIMITED AND SUBSIDIARIES

(Limited Liability Corporation)

Gobierno Corporativo

Directorio

Directores	Posición	Profesión	Rut

Jorge Awad Mehech	Presidente	Ingeniero Comercial	4.756.185	-K
Darío Calderón González	Director	Abogado	5.078.327-8
José Cox Donoso	Director	Ingeniero Comercial	6.065.868-4
Juan José Cueto Plaza	Director	Ingeniero Comercial	6.694.240-6
Juan Cueto Sierra	Director	Empresario	3.246.727	-K
Ramón Eblen Kadis	Director	Ingeniero Comercial	4.346.062-5
Bernardo Fontaine Talavera	Director	Economista	6.371.763-0
Ignacio Guerrero Gutiérrez	Director	Ingeniero Comercial	5.546.791-9
Andrés Navarro Haeussler	Director	Ingeniero Civil Industrial	5.078.702-8

El Directorio fue elegido en la junta ordinaria de accionistas celebrada el día 10 de Abril de 2008

Comité de Directores

El Comité de Directores está compuesto por tres miembros que el Directorio elige por períodos de dos años con derecho a ser reeligidos. Las funciones del Comité de Directores incluyen, entre otras, examinar los informes de los auditores externos y los estados financieros, examinar los sistemas de remuneraciones y planes de compensación a los ejecutivos principales y examinar los antecedentes relativos a operaciones con entidades relacionadas, analizar los informes relacionados con debilidades de control interno y verificar la implementación de los procedimientos asociados a la recepción, radicación y trámite de quejas relacionadas con la contabilidad o con los controles contables internos.

El Comité de Directores está integrado por los señores Jorge Awad Mehech, Ramón Eblen Kadis y José Cox Donoso, quien preside el Comité. Durante el año 2008 el Comité de Directores se reunió en 13 ocasiones.

Para efectos de su funcionamiento, la Junta Ordinaria de Accionistas estableció un presupuesto anual para este comité, para el ejercicio 2008, de UF 1.200.

Detalle de las actividades desarrolladas por el Comité de Directores en sesiones realizadas durante 2008 entre las que se encuentran las operaciones del Art 44 y 89 de la ley 18.046.

1) Sesión Ordinaria N° 75 29/1/08:

- Revision de estados financieros al 31/12/07 en conjunto con auditores PwC

- Presentación de planes de acción empresa Andes Airport Services

- Presentación sobre cierre del plan de auditoría año 2007

2) Sesión Ordinaria N° 76 26/2/08:

- Presentación sobre cierre del plan de auditoría interna año 2007

3) Sesión Extraordinaria N° 6 13/3/08:

- Presentación de informes de los auditores externos sobre estados financieros bajo US GAAP y Certificación de Control Interno

4) Sesión Ordinaria N° 77 25/3/08:

- Designación del nuevo socio de la Firma de auditores externos PwC a cargo de la auditoría externa

- Revisiones avance proyecto IFRS

- Presentación del plan de auditoría interna año 2008

- Proposición de Auditores Externos y clasificadores privados de riesgo al Directorio

5) Sesión Ordinaria N° 78 29/4/08:
- Revisión Estados Financieros al 31 Marzo de 2008
- Presentación de planes de acción área Control de Ingresos Pasajeros

6) Sesión Ordinaria N° 79 27/5/08:
- Instalación y elección del Presidente del Comité
- Proyecto SOX año 2008
- Agenda de temas para próximas sesiones del Comité
- Presentación sobre avance del plan de auditoría interna año 2008

7) Sesión Ordinaria N° 80 24/6/08:
- Gerenciamiento del riesgo tasa de interés
- Presentación sobre avance del plan de auditoría interna año 2008
- Temas tributarios
- Avance del proyecto IFRS

8) Sesión Ordinaria N° 81 29/7/08:
- Revisión Estados Financieros al 30/06/08 en conjunto con auditores PwC
- Análisis de entrega anticipada de información financiera
- Control sobre transacciones con partes relacionadas
- Venta de SEGAER

9) Sesión Ordinaria N° 82 26/8/08:
- Venta de Aerosur y Austral
- Análisis de entrega anticipada de información financiera
- Gestión del riesgo operacional IT (tecnología de información)

10) Sesión Ordinaria N° 83 30/9/08:
- Honorarios Auditoría Externa
- Avance del proyecto IFRS
- Presentación sobre avance del plan de auditoría interna año 2008

11) Sesión Ordinaria N° 84 28/10/08:
- Revisión de Estados Financieros al 30/9/08
- Presentación sobre avance del plan de auditoría interna año 2008

12) Sesión Ordinaria N° 85 25/11/08:
- Presentación de PwC sobre estrategia de auditoría año 2008
- Presentación sobre avance del plan de auditoría interna año 2008
- Nuevo Código de Conducta
- Sistema de remuneración y plan de compensación de ejecutivos

13) Sesión Ordinaria N° 86 23/12/08:
- Presentación de informe de control interno PwC
- Presentación sobre avance del plan de auditoría interna año 2008
- Visitas de análisis de prácticas de auditoría interna y gestión de riesgos

Remuneraciones Directorio

Notas:
La suma de las cantidades individuales puede diferir del total producto de aproximaciones
La remuneración corresponde al pago de la dieta por cada sesión de Directorio asistida.
Los Directorios de Filiales no son remunerados.

Principales Ejecutivos

El año 2008, la Compañía pagó al conjunto de sus ejecutivos un total de USD 53,8 millones y la Compañía pagó además USD 12,0 millones en incentivos. Por otro lado, en el mismo año, la Compañía pagó a sus ejecutivos un total de USD 2,0 millones por concepto de indemnizaciones.

Plan de Compensación de Acciones

Las características generales del Plan de Compensación de Acciones son las siguientes:

El número total de acciones destinadas a este Plan de Compensación es 2.209.091. La Compañía suscribirá con cada trabajador seleccionado un contrato de opción de suscripción de acciones. Mientras estas acciones no sean suscritas, no otorgarán al titular de la opción ningún derecho y no se considerarán para efectos de quórum de las juntas de accionistas.

Las opciones asignadas a cada trabajador se devengarán por parcialidades, en las siguientes tres oportunidades: (1) el 30 % de ellas el 1° de Julio de 2009; (2) el 30% de ellas el 1° de Julio de 2010; y (3) el 40% de ellas el 1° de Julio de 2011, sujeto a su permanencia en la Sociedad. El trabajador podrá ejercer las opciones totalmente o por parcialidades. Los ejercicios parciales no podrán ser por una cantidad inferior al 10% del total de las opciones otorgadas al Trabajador. El plazo para ejercer las opciones expirará el día 30 de Septiembre de 2011. Las opciones no podrán cederse, gravarse ni transferirse a ningún título por el trabajador sino sólo renunciarse.

Corresponderá al Directorio de la Sociedad aprobar el otorgamiento de opciones con cargo al presente plan de compensación. En todo caso, el número aproximado de trabajadores beneficiados por este plan es de 20. La selección de dichos trabajadores deberá considerar, entre otros, criterios tales como antigüedad en la empresa, cargo que desempeña, importancia en la generación de utilidades, responsabilidad asignada al cargo que desempeña, monto del patrimonio que administra, capacidad para trabajar en equipo y desempeño y potencial de desarrollo e importancia en la Sociedad.

Propiedad de la Compañía

De acuerdo a un pacto de accionistas firmado en 2004, LAN es controlada en forma conjunta por el grupo Cueto (representado por Inversiones Costa Verde Ltda. y Cía. en Comandita por Acciones, Inversiones Mineras del Cantábrico S.A. y Zalaquett S.A.) y el grupo Piñera (a través de Axxion S.A. e Inversiones Santa Cecilia S.A.)

Al 31 de Diciembre del 2008 el denominado Grupo Piñera era accionista de Lan Airlines S.A. a través de 2 sociedades; Axxion S.A. con un 19,0% de las acciones e Inversiones Santa Cecilia S.A con un 7,3% de las mismas. A su vez Santa Cecilia S.A. es dueña directa de un 99,9855% de las acciones de Axxion S.A.. Los únicos accionistas de Inversiones Santa Cecilia S.A., son indirectamente, los señores Miguel Juan Sebastián Piñera Echenique, rol único tributario número 5.126.663 -3, con un 9,72%, Cecilia Morel Montes, rol único tributario número 7.052.438 -4, con un 6,75%, Magdalena María Piñera Morel, rol único tributario número 12.797.919 -7, con un 20,88%, María Cecilia Piñera Morel, rol único tributario número 13.434.538 -1, con un 20,88%, Juan Sebastián Piñera Morel, rol único tributario número 15.382.284 -0, con un 20,88% y Cristóbal Piñera Morel, rol único tributario número 15.960.200 -1, con un 20,88%.

Al 31 de Diciembre del 2008 el denominado Grupo Cueto era accionista de Lan Airlines S.A. a través de la sociedad Inversiones Costa Verde Ltda. y Compañía en Comandita por Acciones con un 22,9% de las acciones, de Inversiones Mineras del Cantábrico S.A., con un 2,5%, y de Zalaquett S.A., con un 0,1%. A su vez, Inversiones Costa Verde Ltda. y Compañía en Comandita por Acciones es dueña del 99,99% de Zalaquett S.A. Las personas naturales detrás de Inversiones Costa Verde Ltda. y Compañía en Comandita por Acciones y de Inversiones Mineras del Cantábrico S.A. son, indirectamente, los señores Enrique Cueto Plaza, rol único tributario número 6.694.239 -2, con un 20%, Juan José Cueto Plaza, rol único tributario número 6.694.240 -6, con un 20%, Ignacio Cueto Plaza, rol único tributario número 7.040.324 -2, con un 20%, Esperanza Cueto Plaza, rol único tributario número 7.040.325 -0, con un 20%, Isidora Cueto Cazes, rol único tributario número 18.391.071 -K, con un 6,66%, Felipe Cueto Ruiz-Tagle, rol único tributario número 20.164.894 -7, con un 6,66% y María Emilia Cueto Ruiz Tagle, rol único tributario número 20.694.332 -7, con un 6,66%.

Evolución Precio Acción & ADR 2008

Estadística Trimestral Acción LAN (Bolsa de Comercio de Santiago)

Fuente: Bolsa de Comercio de Santiago, Bolsa Electrónica de Chile, Bolsa de Valores de Valparaíso

Estadística Trimestral ADR LAN (Bolsa de Valores Nueva York)

Fuente: Bloomberg

Corporate Governance

Board of Directors

The Board of Directors was elected in the Annual General Meeting of Shareholders held on April 10th, 2008

Directors Committee

The Directors Committee consists of three members who are elected for a two-year period and may be reelected. The duties of the committee include, but are not limited to, examining the external auditors’ reports, the balance sheet and other financial statements; reviewing the compensation of senior executives and managers; supervising operations with related parties; analyzing reports on weaknesses in internal controls and overseeing the implementation of procedures for the reception, and processing of complaints related to accounting and internal accounting controls.

The current members of the Directors Committee are Jorge Awad Mehech, Ramon Eblen Kadis and Committee president Jose Cox Donoso. In 2008 the Committee met on thirteen occasions.

The Committee’s operating costs are funded by an annual budget established at the Annual General Meeting of Shareholders. In 2008, the budgeted amount was UF 1,200.

Activities of the Directors Committee during sessions held in 2008, including operations under Articles 44 and 89 of the Chile Corporations Act (Law No. 18,046):

Activities of the Directors Committee during sessions held in 2008, including operations under Articles 44 and 89 of the Chile Corporations Act (Law No, 18,046):

1) Regular Meeting No. 75, 1/29/08
- review of the 12/31/07 financial statements with PwC (auditors)
- presentation of action plans regarding Andes Airport Services
- presentation of the 2007 audit plan closing

2) Regular Meeting No. 76, 2/26/08
- presentation of the 2007 internal audit plan closing

3) Special Meeting No. 6, 3/13/08
- presentation of the external auditors’ opinions on the financial statements according to U.S. GAAP and Certification of
Internal Control
4) Regular Meeting No. 77, 3/25/08
- appointment of the new partner in PwC (external auditing firm) to be in charge of the external audit
- review of the progress in the IFRS project
- presentation of the 2008 internal audit plan
- proposal of the external auditors and risk rating agencies to the Board

5) Regular Meeting No. 78, 4/29/08
- review of the financial statements as of March 31, 2008
- presentation of the action plans for the Passenger Revenue Control Area

6) Regular Meeting No. 79, 5/27/08
- installation and election of the Committee’s Chairman
- SOX project for 2008
- agenda of business for upcoming Committee meetings
- presentation on the 2008 internal audit plan progress

7) Regular Meeting No. 80, 6/24/08
- managing interest rate risk
- presentation on the 2008 internal audit plan progress
- tax matters
- progress in the IFRS project

8) Regular Meeting No. 81, 7/29/08
- review of the financial statements as of 6/30/08 with PwC (auditors)
- analysis of early financial reporting
- control of transactions with related parties
- sale of Segaer

9) Regular Meeting No. 82, 8/26/08
- sale of Aerosur and Austral
- analysis of early financial reporting
- IT operating risk management

10) Regular Meeting No. 83, 9/30/08
- external auditor fees
- progress in the IFRS project
- presentation on the 2008 internal audit plan progress

11) Regular Meeting No. 84, 10/28/08

- review of the financial statements as of 9/30/08
- presentation on the 2008 internal audit plan progress

12) Regular Meeting No. 85, 11/25/08
- PwC presentation on 2008 audit strategy
- presentation on the 2008 internal audit plan progress
- new Code of Conduct
- executive salary system and compensation plan

13) Regular Meeting No. 86, 12/23/08
- presentation of PwC’s internal control report
- presentation on the 2008 internal audit plan progress
- visits to analyze internal auditing and risk management practices

Director’s Remuneration

Notes:
Totals may differ from the sum of individual amounts due to rounding.
The Directors remuneration corresponds to the payment of each session’s fee in which the Director participated.
The Board Meetings of subsidiaries are not subject to remuneration.

Senior Management

Total remuneration paid to company executives in 2008 was US$53,8 million, plus a further US$12,0 million in incentive payments. Severance compensation amounted to US$2,0 million.

Stock option plan

The general characteristics of the stock option plan are:

A total of 2,209,091 shares was allocated to this stock option plan. The Company will sign a stock option agreement with each selected employee. Until the shares are subscribed, the option holder will have no rights and will not be taken into account in calculating the quorums of shareholders meetings.

The options allocated to each employee will accrue in parts, on the following three dates: (1) 30% on July 1, 2009; (2) 30% on July 1, 2010; and (3) 40% on July 1, 2011, subject to remaining in the Company’s employ. Employees may exercise all or part of the options. Partial exercises may not be for less than 10% of all options granted to the employee. The option exercise period will expire September 30, 2011. Options may not be assigned, encumbered or transferred by the employee in any way. They may only be waived.

The Company’s Board must approve granting the options under this compensation plan. Regardless, around 20 employees will be benefited by this plan. They will be selected, among other criteria, by time of employment with the Company, the position they hold, their importance in earning profits, the responsibility of the position they hold, the amount of equity managed, the ability to work on a team and performance, and the potential for development and importance within the Company.

Share ownership

Under the terms of a shareholders’ agreement signed in 2004, LAN is jointly controlled by the Cueto group (represented by Inversiones Costa Verde Ltda. y Cía. en Comandita por Acciones, Inversiones Mineras del Cantábrico S.A. and Zalaquett S.A.) and the Piñera group (acting through Axxion S.A. and Inversiones Santa Cecilia S.A.).

The Piñera Group held shares in LAN as of December 31, 2008 through two companies: Axxion S.A., which owns 19.0%, and Inversiones Santa Cecilia S.A., which owns 7.3% . Santa Cecilia S.A. holds 99.9855% of Axxion S.A. stock. The only shareholders of Inversiones Santa Cecilia S.A., owning their interests indirectly, were Miguel Juan Sebastián Piñera Echenique, National ID No. 5.126.663 -3, with 9.72%; Cecilia Morel Montes, National ID No. 7.052.438 -4, with 6.75%; Magdalena María Piñera Morel, National ID No. 12.797.919 -7, with 20.88%; María Cecilia Piñera Morel, National ID No. 13.434.538 -1, with 20.88%; Juan Sebastián Piñera Morel, National ID No. 15.382.284 -0, with 20.88% and Cristóbal Piñera Morel, National ID No. 15.960.200 -1, with 20.88% .

The Cueto Group was a shareholder in Lan Airlines S.A. on December 31, 2008 through Inversiones Costa Verde Ltda., y Cía. en Comandita por Acciones owning 22.9% of the Company’s shares, Inversiones Mineras del Cantábrico S.A. owning 2.5%, and Zalaquett S.A. owning 0.1% . Inversiones Costa Verde Ltda. y Compañía en Comandita por Acciones holds 99.99% of Zalaquett S.A stock. The natural persons holding indirect interests of Inversiones Costa Verde Ltda. y Compañía en Comandita por Acciones and Inversiones Mineras del Cantábrico S.A. are Enrique Cueto Plaza, National ID No. 6.694.239 -2, with 20%; Juan José Cueto Plaza, National ID No. 6.694.240 -6, with 20%; Ignacio Cueto Plaza, National ID No. 7.040.324 -2, with 20%; Esperanza Cueto Plaza, National ID No. 7.040.325 -0, with 20%; Isidora Cueto Cazes, National ID No. 18.391.071 -K, with 6.66%; Felipe Cueto Ruiz-Tagle, National ID No. 20.164.894 -7, with 6.66% and María Emilia Cueto Ruiz Tagle, National ID No. 20.694.332 -7, with 6.66% .

Common Share & ADR Price Trend 2006-2008

LAN Shares, Quarterly Statistics (Santiago Stock Exchange)

Source: Santiago Stock Exchange, Valparaiso Stock Exchange and the Electronic Stock Exchange of Chile

LAN ADRs, Quarterly Statistics (New York Stock Exchange)

Source: Bloomberg

Política Financiera

La política financiera de LAN tiene los siguientes objetivos:

  Preservar y mantener niveles de caja adecuados al nivel de operación.
  Mantener el endeudamiento de mediano y largo plazo en una proporción que sea razonable en función del crecimiento de las operaciones y considerando el objetivo de mantener una clasificación de riesgo “Grado de Inversión”.
  No mantener deuda de corto plazo, salvo para operaciones puntuales.
  Efectuar inversiones apropiadas para maximizar el flujo futuro de caja y permitir operaciones eficientes.
  Efectuar inversiones financieras con los excedentes de caja según la política establecida por el Directorio.
  Responder efectivamente a las condiciones externas sobre las cuales la Compañía no tiene ningún control, y de este modo mantener un flujo de fondos estable, protegiendo a LAN de riesgos de mercado tales como variaciones en los tipos de cambio, en el precio del combustible y en la tasa de interés.
  Mantener un nivel adecuado de líneas de crédito con bancos locales y extranjeros.
  Mantener un adecuado nivel de riesgo de crédito, a través de un control permanente de la distribución de dicho riesgo a nivel de países y negocios.

Liquidez

Durante el año 2008 LAN mantuvo su política de mantener una liquidez significativa, a fin de resguardarse de potenciales shocks externos. De esta forma, a fin de año la Compañía contaba con US$410 millones en caja y valores de fácil liquidación. Además contaba con US$177 millones en garantías por derivados que se recuperarán en los próximos 6 meses. Sin desmedro de ello, LAN buscó alternativas para utilizar dichos recursos en la forma más efectiva y es así como durante este año la Compañía continuó financiando internamente la gran mayoría de los anticipos asociados a la fabricación de los aviones (pre-delivery payments), vinculados a las aeronaves que la Compañía recibirá en el futuro tanto de Boeing como de Airbus. Con el objetivo de mantener una posición de liquidez saludable, LAN consiguió líneas de crédito comprometidas que a diciembre de 2008 alcanzaban US$62 millones.

Inversiones y Financiamiento

La gran mayoría de las inversiones de LAN corresponde a los programas de adquisición de flota, los que en general son financiados mediante la combinación de deuda financiera estructurada de largo plazo y recursos propios.

Programa Boeing 767

El financiamiento de todos los aviones Boeing 767-300 considera 12 aviones en arriendo (11 de pasajeros más uno carguero) y 23 aeronaves adquiridas a Boeing (15 de pasajeros y 8 cargueros). Las adquisiciones a Boeing fueron financiadas con créditos bancarios garantizados por Exim Bank en un 85%. Este aval permitió obtener tasas de financiamiento muy bajas, que en algunos casos están por debajo de la tasa Libor de 3 meses. El 15% restante fue financiado con créditos comerciales o con fondos propios. Los plazos de financiamiento de las distintas estructuras de financiamiento varían entre 12 y 15 años.

A Diciembre del 2008 existen órdenes de compra pendientes por 7 B767-300, de las cuales 3 serán recibidas durante el 2009 y 2010 y 4 durante el 2012. Además existen órdenes de compra por 2 aviones de carga B777 que serán recibidas los años 2011 y 2012.

Programas Airbus Familia A320 y Airbus A340

Desde el año 2000 al 31 de Diciembre 2008, LAN ha recibido un total de 5 A340, 19 A320, 17 A319 y 15 A318. De estas aeronaves, 4 A340, 8 A320 y 5 A319 fueron financiadas como Leasing Operativo con opción de compra al año 10, 3 A320 y 1 A340 bajo la modalidad de arriendos puros, y el resto (8 A320, 12 A319 y 15 A318) han sido financiados con créditos bancarios que incluyen el aval de las agencias de fomento a la exportación europeas (ECA´s, por sus siglas en inglés) por el 85% del crédito. El 15% restante ha sido financiado con fondos propios o con créditos bancarios en estructuras con plazos de amortización que van desde los 12 a los 18 años.

Al 31 de Diciembre del 2008, existen órdenes de compra pendientes por 18 aviones de la familia A320 (9 A320 y 9 A319) para entrega entre el 2009 y 2011.

Cobertura de Riesgos Financieros

Los principales riesgos financieros a los que está expuesta una línea aérea corresponden a los de (i) tipo de cambio, (ii) tasas de interés y (iii) precio del combustible.

En el primer caso (i), la naturaleza de las operaciones de LAN y debido al crecimiento de la operación, junto con el fortalecimiento de la moneda local, se traduce en una exposición limitada al peso chileno y a otras monedas de la región (Peso Argentino, Sol Peruano y Real Brasileño). Aproximadamente el 83% de los ingresos y el 63% de los costos están denominados en dólares. Respecto al segundo ítem (ii), LAN ha utilizado swaps y calls de tasa de interés, con el objetivo de reducir su riesgo a tasas flotantes. Es así como a diciembre de 2008 el 96% de su exposición vigente se encontraba cubierta y ya se había procedido a fijar las tasas asociadas a los créditos que financiarán las entregas de aeronaves Boeing entre los años 2009, 2011 y un Boeing 777-200 con entrega en el 2012.

Con respecto al tercer item (iii), para reducir su exposición al precio del combustible, la Compañía utiliza varios mecanismos. Estos incluyen, además de sistemas de traspaso de costo a los pasajeros y a los clientes de carga, el uso de instrumentos financieros como swaps, opciones de compra de combustible (opciones call) y bandas de precio (zero-cost collars). Durante 2008 LAN cubrió aproximadamente el 27% de sus necesidades de combustible del año 2009 con un mix de estos instrumentos financieros. La Compañía minimiza el riesgo de crédito de la contraparte al contratar estos instrumentos financieros sólo con instituciones financieras de alta calidad crediticia.

Financial Policy

The objectives of LAN’s financial policy are as follows:

  Maintain cash balances that are adequate for operating levels.
  Maintain medium-term and long-term debt at levels that are in reasonable proportion to growth in operations and will preserve the Company’s investment grade credit rating
  Carry no short-term debt except for certain well-defined operations.
  Make appropriate investments that maximize future cash flows and facilitate efficient operations.
  Invest cash surpluses in financial instruments in accordance with policies established by the Board of Directors
  Respond effectively to external conditions beyond the Company’s control in order to maintain stable cash flows and protect LAN from market risks such as fluctuations in exchange rates, fuel prices and interest rates.
  Maintain sufficient lines of credit with domestic and foreign banks.
  Maintain an appropriate risk rating through ongoing control of the distribution of risk among countries and businesses.

Liquidity

In 2008, LAN continued its policy of maintaining a significant degree of liquidity to guard against possible external shocks. Thus, at year-end the Company held US$410 million in cash balances and highly liquid securities. In addition, the Company held US$177 million in derivatives collateral that will be recovered in the next 6 months. While remaining committed to this policy LAN has nevertheless sought alternatives for making the best use of these resources, and last year continued to internally finance the great majority of pre-delivery payments on future aircraft acquisitions from Boeing and Airbus. In order to maintain its solid liquidity position LAN obtained committed credit lines totaling US$62 million as of December 2008.

Investment and Financing

LAN’s investments are overwhelmingly concentrated in its fleet acquisition programs, which are generally financed through a combination of long term financial debt and the Company’s own resources.

Boeing 767 Program

The financing of the 767-300s involves twelve operating leases (eleven passenger planes and one freighter) plus 23 aircraft purchased from Boeing (15 passenger planes and eight freighters). These acquisitions were financed through bank loans guaranteed for 85% of the amount by the Ex-Im Bank. With this backing LAN was able to secure very low interest rates, in some cases below the three-month Libor rate. The remaining 15% was financed by commercial loans and LAN’s own funds. The periods of the financing structures vary from 12 to 15 years.

As of December 2008, the Company had seven outstanding purchase orders for B767-300s, three of which will be delivered in 2009 and 2010, and 4 in 2012. Purchase orders have also been placed for 2 B777 freighters that will be delivered in 2011 and 2012.

Airbus A320 Family and Airbus A340 Programs

Between 2000 and the end of 2008, LAN received a total of five A340s, 19 A320s, 17 A319s and 15 A318s. Of these, four A340s, eight A320s and five A319s were financed through operating leases with options to purchase after ten years while three A320s and one A340 were financed under pure lease agreements. The remaining aircraft (eight A320s, 12 A319s and 15 A318s), have been financed with bank loans including a guarantee for 85% of the purchase price from European export credit agencies. The other 15% was financed by the Company’s own funds and bank loans with repayment structures ranging from 12 to 18 years.

As of December 31, 2007 the Company had outstanding purchase orders on 18 aircraft from the A320 family (nine A320s and nine A319s) for delivery between 2009 and 2011.

Hedging of Financial Risk

The main sources of financial risk for airlines are exchange rates, interest rates and the price of fuel.

As regards exchanges rates, the nature and growth of LAN’s operations together with the strengthening of the Chilean peso has resulted in reduced exposure to this and other regional currencies (Argentinian peso, Peruvian sol, Brazilian real). Approximately

83% of Company revenue and 63% of costs are denominated in U.S. dollars. Concerning interest rate fluctuations, LAN has used swaps and calls to reduce floating rate risk. Thus, as of December 2008, 96% of its current exposure was covered and interest rates had already been set for financing the Boeing aircraft to be delivered between 2009 and 2011 as well as one Boeing 777-200 scheduled for reception in 2012.

Finally, to reduce exposure to fuel price fluctuations LAN employs various mechanisms including cost pass-through to passenger and cargo customers and financial instruments such as swaps, calls and zero-cost collars. In 2008 the Company hedged approximately 27% of its fuel needs for 2009. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties.

Proveedores, Seguros y Otros

Proveedores

Durante el año 2008, y al igual que en años anteriores, los principales proveedores de LAN correspondieron a los fabricantes de aviones, Airbus y Boeing. Junto con éstos, LAN cuenta con una serie de otros proveedores, fundamentalmente relacionados con accesorios, repuestos y componentes para aviones, tales como: Pratt & Whitney, IAE International Aero Engines AG, General Electric Comercial Aviation Services Ltd. (motores); SICMA (asientos); Air France (Componentes MRO); LUFTHANSA Technik (Componentes MRO);Thales (Entretenimiento Abordo ); Goodrich (Reversores); Messier Bugatti (Frenos) Goodrich (frenos). A esto deben agregarse nuestros proveedores de combustibles, tales como Repsol YPF, Copec, Shell, Terpel, Chevron, Exxon, entre otros.

Propiedades y Edificios

LAN explota, tanto en calidad de propietario como de arrendatario o concesionario, diversos inmuebles para el desarrollo de sus actividades en Chile y en el extranjero, sean éstos destinados a actividades administrativas, de ventas, de mantenimiento, entre otras.

Equipos y Maquinarias

Tratándose de una línea aérea, los principales equipos y maquinarias con que cuenta LAN para el desarrollo de su negocio son los aviones que componen su flota, y que son explotados por LAN tanto en calidad de propietario como de arrendatario.

Seguros

LAN, considerando todas aquellas áreas que involucran un riesgo potencial, contrata seguros que pueden ser clasificados en tres principales categorías:

Seguros de Aviación, Casco y Responsabilidades Legales

Este tipo de seguros cubre todos los riesgos inherentes a la aeronavegación comercial, tales como aeronaves, motores, repuestos y seguros de responsabilidad civil hacia terceros: pasajeros, carga, equipajes, productos, aeropuertos, etc. Estos seguros son contratados en conjunto por LAN Airlines y sus filiales, y son reasegurados en el mercado de Londres. Adicionalmente, a contar del año 2006 la Compañía mantiene un acuerdo con Bristish Airways para negociar términos conjuntos para los Seguros de Casco y Responsabilidades Legales, lo cual contribuye a la obtención de menores primas y mejores condiciones de cobertura.

Con relación a los cambios producidos tras los sucesos del 11 de Septiembre de 2001 en Estados Unidos (respecto a los riesgos de Responsabilidades Legales por Guerra y Terrorismo), LAN ha continuado comprando las coberturas en exceso necesarias para cubrir adecuadamente las exigencias en materia de Seguros, complementando de esta manera las coberturas bases estipuladas en la cláusula AVN52-E. Cabe mencionar que respecto a estas coberturas la Compañía ha obtenido significativas rebajas en las primas durante los últimos años.

Seguros Generales

Este grupo de seguros permite cubrir todos aquellos riesgos que puedan afectar el patrimonio de la sociedad, particularmente bienes físicos y financieros, los que se resguardan a través de seguros multirriesgos (que incluye riesgos de incendio, robo, equipos de computación, remesas de valores, cristales y otros basados en coberturas de todo riesgo), junto a coberturas tradicionales de vehículos motorizados, transportes aéreo y marítimo, responsabilidad civil de empresa, etc.

Seguros de Vida y Accidentes

Este grupo de seguros cubre todo el personal de la empresa: ejecutivos, funcionarios en general y tripulaciones de vuelo.

Marcas y Patentes

La Compañía y sus filiales utilizan diversas marcas comerciales, que se encuentran debidamente registradas ante los organismos competentes en los diversos países en los cuales desarrollan sus operaciones o constituyen el origen y/o destino de las mismas, con el objeto de distinguir y comercializar sus productos y servicios en dichos países.

Suppliers, Insurance and Others

Suppliers

In 2008 as in previous years, LAN’ principal suppliers were the aircraft manufacturers Airbus and Boeing. Other providers consist mainly of firms dealing in aircraft accessories, parts and components, such as Pratt & Whitney, IAE International Aero Engines AG, General Electric Commercial Aviation Services Ltd. (engines), SICMA (seats), Air France (MRO Components), LUFTHANSA Technik (MRO Components), Thales (on-board entertainment), Goodrich (reversores), Messier Bugatti (brakes), Goodrich (brakes). Sources of jet fuel include Repsol YPF, Copec, Shell, Terpel, Chevron and Exxon, among others.

Property and buildings

LAN occupies a variety of properties both in Chile and abroad either as owner, renter or concession holder that are used in carrying out administrative, sales, maintenance and other activities.

Machinery and equipment

As an airline, the main items of machinery and equipment LAN employs in the performance of its business activities are the various aircraft that make up its fleet. They are operated by LAN either as owner or under lease.

Insurance

LAN carries insurance to cover the various aspects of its operations that involve potential risk. The companies’ policies fall into three main categories as follows:

Aviation, Hull and Liability Insurance

This type of insurance covers all risks inherent in commercial aviation activity, including aircraft, engines, spare parts and third-party liability. The last of these includes passengers, cargo, baggage, merchandise, airports, etc. These policies are taken jointly by LAN and its affiliates and reinsured in the London market. In addition, since 2006 the Company maintains an agreement with British Airways to negotiate joint terms for hull and liability insurance. This will result in lower premiums and improved coverage.

In view of the changes since the events of September 11, 2001 in the United States regarding war and terrorism liability risks, LAN continues to purchase insurance over and above what is strictly required to provide adequate protection, thus complementing the basic coverage under the terms of Clause AVN52E. The Company has obtained significant premium discounts over the last years.

General Insurance

This group of policies addresses all risks that could affect the Company’s assets, particularly those of a physical or financial nature. They consist of multi-risk policies (covering fire, theft, computer equipment, securities in transit, broken windows, and other items included in all-risk insurance) as well as traditional coverage for motor vehicles, air and maritime transport, corporate civil liability, etc.

Life and Accident Insurance

This group of policies covers all company employees including management, general personnel and airline crews.

Trademarks and Patents

Lan Airlines and its subsidiaries use a number of commercial trademarks that are duly registered with the competent authorities in the various countries served by the companies or where their operations are based and/or destinated, in order to differentiate and market them.

Riesgos relacionados con nuestras operaciones y la industria aeronáutica

Nuestro desempeño depende en gran manera de la situación económica de los países en los que operamos. Las condiciones económicas adversas en dichos países podrían tener un impacto adverso en nuestro negocio. El éxito de nuestro negocio depende de asuntos regulatorios clave, y estos asuntos pueden afectar adversamente nuestro negocio y el resultado de nuestras operaciones .Dependemos de alianzas estratégicas o relaciones comerciales en muchos países en los que operamos y nuestro negocio podría verse perjudicado si cualquiera de nuestras alianzas estratégicas y relaciones comerciales se diera por terminada. Nuestro negocio y resultados operacionales podrían verse perjudicados si dejáramos de obtener y mantener rutas, accesos y derechos adecuados a aeropuerto, y otros permisos. La imposibilidad de implementar con éxito nuestra estrategia de crecimiento perjudicaría nuestro negocio y el valor de mercado de los ADS y nuestras acciones ordinarias. Nuestro negocio podría verse perjudicado por un cambio desfavorable de la coyuntura de la industria de la aviación comercial causado por acontecimientos exógenos que afectan los hábitos turísticos o aumentan los costos, tales como epidemias, guerras o ataques terroristas. Una porción considerable de nuestros ingresos por carga provienen de una variedad relativamente escasa de productos y podrían verse afectados por acontecimientos que impacten en su producción o comercialización. Nuestras operaciones están sujetas a las fluctuaciones de la provisión y costo de combustible de avión, que podrían impactar perjudicialmente nuestro negocio. Dependemos de una alta tasa de utilización diaria de aeronaves para incrementar nuestros ingresos, lo que nos hace particularmente vulnerables ante demoras. Operamos aeronaves Airbus y Boeing y dependemos de las mismas. Nuestro negocio está en riesgo si no recibimos oportunamente la entrega de aeronaves, si no hay aeronaves disponibles de dichas compañías o si el público percibe negativamente nuestros aviones. Con frecuencia nos afectan ciertos factores que escapan a nuestro control, como las condiciones climáticas, que afectan nuestras operaciones. Las pérdidas y obligaciones derivadas de accidentes que afecten a una o más aeronaves podrían perjudicar sustancialmente nuestro negocio. Los altos niveles de competencia de la industria aeronáutica pueden perjudicar nuestro nivel operacional. Algunos de nuestros competidores podrían recibir apoyo externo, lo que perjudicaría nuestra posición competitiva. Podríamos enfrentar mayor competencia de transportistas de bajo costo que ofrecen tarifas con descuentos, lo que podría impactar negativamente en nuestros resultados operacionales. Si no logramos incorporar aeronaves arrendadas a nuestra flota a precios y términos aceptables en el futuro, nuestro negocio podría verse perjudicado. Estamos incorporando diversas tecnologías y equipos nuevos y su puesta en funcionamiento podría tener un impacto negativo en nuestro servicio y estándares operacionales. Nuestro negocio podría verse perjudicado si no pudiéramos satisfacer nuestros importantes requerimientos de financiación futura. Nuestro negocio podría verse negativamente afectado por nuestro alto índice de endeudamiento y obligaciones de arrendamiento de aeronaves en comparación con nuestro capital social. Los aumentos de costos de seguros y/o reducciones importantes de las coberturas de los mismos perjudicarían nuestra situación financiera y los resultados de nuestras operaciones. Los problemas que se susciten en los sistemas de control de tráfico aéreo u otros fallos técnicos podrían interrumpir nuestras operaciones y tener un efecto adverso sustancial en nuestro negocio. Nuestro éxito financiero depende de la disponibilidad y el desempeño del personal clave, que no está sujeto a restricciones en cuanto a trabajar para la competencia. Nuestro negocio podría experimentar consecuencias adversas si no logramos cerrar tratos de negociación colectiva satisfactorios con nuestros empleados sindicalizados. Las presiones por parte de los empleados podrían ocasionar problemas operacionales e impactar negativamente en nuestro negocio. Los aumentos de costos de mano de obra, que constituyen una porción sustancial de nuestros costos operacionales, afectarían directamente nuestras utilidades. Es posible que enfrentemos dificultades para encontrar, capacitar y retener empleados. El incumplimiento por nuestra parte de las normativas medio ambientales pertinentes podría afectar negativamente nuestro negocio y reputación.

Riesgos inherentes a Chile y otros países de mercados emergentes

Los acontecimientos de países latinoamericanos y otros mercados emergentes podrían afectar de manera adversa la economía chilena, impactar negativamente nuestro negocio y resultados operacionales y provocar una caída del precio de mercado de nuestras acciones ordinarias y ADS. Las fluctuaciones del valor del peso chileno y otras monedas en los países en que operamos podrían afectar negativamente nuestros ingresos y rentabilidad. No estamos obligados a divulgar tanta información a nuestros inversores como lo están los emisores estadounidenses, y por ende, es posible que nuestros inversores reciban menos información de la que recibirían de una empresa estadounidense equiparable.

Riesgos relacionados con nuestras acciones ordinarias y ADS

Nuestros accionistas mayoritarios pueden tener intereses diferentes de los de los demás accionistas. La colocación de nuestras ADS y acciones ordinarias en el mercado de valores es limitada y podría experimentar aun más iliquidez y volatilidad de precios. Los titulares de ADS podrían verse perjudicados por las devaluaciones de divisas y fluctuaciones del tipo de cambio. Futuros cambios en los controles de inversión extranjera y retención de impuestos podrían afectar negativamente a los residentes no chilenos que invierten en nuestras acciones. Los titulares de ADS podrían verse imposibilitados de ejercer sus derechos preferenciales en ciertas circunstancias.

Risks Related to our Operations and the Airline Industry

Our performance is heavily dependent on economic conditions in the countries in which we do business and negative economic conditions in those countries could have an adverse impact on our business. The success of our business depends upon key regulatory issues and these issues may adversely affect our business and results of operations. We depend on strategic alliances or commercial relationships in many of the countries in which we operate and our business may suffer if any of our strategic alliances or commercial relationships terminates. Our business and results of operation may suffer if we fail to obtain and maintain routes, suitable airport access, slots and other operating permits. A failure to successfully implement our growth strategy would harm our business and the market value of the ADSs and our common shares. Our business may be adversely affected by a downturn in the airline industry caused by exogenous events that affect travel behavior or increase costs, such as outbreak of disease, war or terrorist attacks. A significant portion of our cargo revenues comes from relatively few product types and may be impacted by events affecting their production or trade. Our operations are subject to fluctuations in the supply and cost of jet fuel, which could negatively impact our business. We rely on maintaining a high daily aircraft utilization rate to increase our revenues, which makes us especially vulnerable to delays. We fly and depend upon Airbus and Boeing aircraft, and our business is at risk if we do not receive timely deliveries of aircraft, if aircraft from these companies becomes unavailable or if the public negatively perceives our aircraft. We are often affected by certain factors beyond our control, including weather conditions, which can affect our operations. Losses and liabilities in the event of an accident involving one or more of our aircraft could materially affect our business. High levels of competition in the airline industry may adversely affect our level of operations. Some of our competitors may receive external support which could negatively impact our competitive position. We may face increasing competition from low-cost carriers offering discounted fares, which could negatively impact our results of operations. If we are unable to incorporate leased aircraft into our fleet at acceptable rates and terms in the future, our business could be adversely affected. We are incorporating various new technologies and equipment and their phase-in may have a negative impact on our service and operating standards. Our business may be adversely affected if we are unable to meet our significant future financing requirements. Our business may be adversely affected by our high degree of debt and aircraft lease obligations compared to our equity capital. Increases in insurance costs and/or significant reductions in coverage would harm our financial condition and results of operations. Problems with air traffic control systems or other technical failures could interrupt our operations and have a material adverse effect on our business. Our financial success depends on the availability and performance of key personnel, who are not subject to non-competition restrictions. Our business may experience adverse consequences if we are unable to reach satisfactory collective bargaining agreements with our unionized employees. Pressure by employees could cause operating disruptions and negatively impact our business. Increases in our labor costs, which constitute a substantial portion of our total operating costs, would directly impact our earnings. We may experience difficulty finding, training and retaining employees. Failure to comply with applicable environmental regulations could adversely affect our business and reputation.

Risks Related to Chile and Other Emerging Market Countries

Developments in Latin American countries and other emerging market countries may adversely affect the Chilean economy, negatively impact our business and results of operations and cause the market price of our common shares and ADSs to decrease. Fluctuations in the value of the Chilean peso and other currencies in the countries in which we operate may adversely affect our revenues and profitability. We are not required to disclose as much information to investors as a U.S. issuer is required to disclose and, as a result, you may receive less information about us than you would receive from a comparable U.S. company.

Risks Related to our Common Shares and ADSs

Our controlling shareholders may have interests that differ from those of our other shareholders. Trading of our ADSs and common shares in the securities markets is limited and could experience further illiquidity and price volatility. Holders of ADSs may be adversely affected by currency devaluations and foreign exchange fluctuations. Future changes in Chilean foreign investment controls and withholding taxes could negatively affect non-Chilean residents that invest in our shares. Our ADS holders may not be able to exercise preemptive rights in certain circumstances.

Política de Dividendos

En materia de dividendos, la Compañía ha establecido que éstos sean iguales al mínimo exigido por la ley, es decir un 30% de las utilidades de acuerdo a la normativa vigente. Ello no se contrapone con que eventualmente se puedan repartir dividendos sobre dicho mínimo obligatorio atendiendo a las particularidades y circunstancias de hecho que se puedan percibir durante el transcurso del año.

El siguiente cuadro muestra los dividendos por acción pagados durante los últimos tres años. Los dividendos definitivos de los años 2006 y 2007 corresponden al 70% de la utilidad distribuible del ejercicio de sus respectivos años. El dividendo provisorio del año 2008 equivale al 60% de la utilidad distribuible del ejercicio del año 2008.

Nota: La utilidad distribuible del ejercicio 2008 para el pago de dividendos correspondió al monto de la utilidad neta del mismo periodo. Nota: El 16 de agosto de 2007 LAN cambió el ratio de ADRs de 5:1 a 1:1.

Dividend Policy

The Company has determined its dividend policy to be equal to the current legal minimum of 30% of earnings. However. the Company may distribute dividends in addition to this amount after considering conditions at that time.

The following table shows the per-share dividends paid during the last three years. Total dividend paid for 2006 and 2007 corresponds to 70% of those years’ earnings. The provisional dividends of 2008 correspond to 60% of that year’s earnings.

Note: Distributable income for dividend purposes for 2008 was equal to the net income for the period. Note: On August 16, 2007 LAN changed the ADR ratio from 5:1 to 1:1.

Hechos Esenciales

1.- Citación a Junta Ordinaria de Accionistas para el día 10 de Abril de 2008: Comunicado con fecha 27 de Febrero de 2008, enumera los puntos a tratar en la referida Junta entre los que se cuenta la aprobación del Balance y los Estados Financieros de la Compañía, y el reparto de un dividendo definitivo.

2.- Reparto de Dividendo Definitivo: Comunicado con fecha 10 de Abril de 2008, informa que la Junta Ordinaria de la Compañía de igual fecha acordó el reparto de un Dividendo Definitivo por la cantidad de US$0,01720 por acción con cargo a las utilidades del ejercicio 2007.

3.- Nueva composición del Directorio: Comunicado con fecha 10 de Abril de 2008, informa la nueva integración del Directorio, según el acuerdo adoptado al respecto por la Junta Ordinaria de Accionistas celebrada con igual fecha.

4.- Reparto de Dividendo Provisorio: Comunicado con fecha 29 de Julio de 2008, informa que el Directorio de la Compañía acordó en su sesión ordinaria de fecha 31 de Julio de 2007 el reparto de un Dividendo Provisorio por la cantidad de US$0,28568 por acción con cargo a las utilidades del ejercicio 2008.

5.- Nuevas aeronaves para flota de largo alcance: Comunicado con fecha 10 de Noviembre de 2008, informa respecto de la suscripción de un contrato de compraventa con The Boeing Company para la adquisición de cuatro aviones B767-316ER a ser entregadas el año 2012, involucrando una inversión que asciende a la suma de US$636 millones (precio Lista). Adicionalmente se aprobaron 2 opciones de compra para el mismo tipo de aeronaves para el año 2013.

6.- Reparto de Dividendo Provisorio: Comunicado con fecha 23 de Diciembre de 2008, informa que el Directorio de la Compañía acordó en su sesión ordinaria de igual fecha el reparto de un Dividendo Provisorio por la cantidad de US$0,30993 por acción con cargo a las utilidades del ejercicio 2008.

Relevant Events

1.- Convocation of Regular Shareholders Meeting to be held April 10, 2008. Notice was given on February 27, 2008 indicating the items of business for the meeting, which included approval of the Company’s balance sheet and financial statements and the payment of a final dividend.

2.- Payment of Final Dividend. Notice was given on April 10, 2008 that the Regular Shareholders Meeting of the Company had approved, on that same date, the payment of a final dividend amounting to US$0.01720 per share on account of 2007 fiscal year profits.

3.- New Board of Directors. Notice was given on April 10, 2008 that the composition of the Board of Directors had changed under the resolution adopted by the Regular Shareholders Meeting held on that same date.

4.- Payment of Interim Dividend. Notice was given on July 29, 2008 that at its regular meeting held that same date, the Company’s Board of Directors had approved payment of an interim dividend for US$0.28568 per share on account of 2008 fiscal year profits.

5.- New aircraft for the long-haul fleet. Notice was given on November 10, 2008 that a purchase agreement had been signed with The Boeing Company for the acquisition of four B767-316ER aircraft to be delivered in 2012. The investment will total US$636 million (List price). Two purchase options were also approved for the same type of aircraft for the year 2013.

6.- Payment of Interim Dividend. Notice was given on December 23, 2008 that at its regular meeting held on the same date, the Company’s Board of Directors had approved the payment of an interim dividend for US$0.30993 per share on account of 2008 fiscal year profits.

Transacciones de Acciones por Personas Relacionadas

Durante el ejercicio 2008, se realizaron las siguientes transacciones por personas relacionadas:

Related Party Transactions

The following share transactions were carried out in 2008 by related parties:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2009

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic By: Alejandro de la Fuente Goic Chief Financial Officer